WO KEE HONG (HOLDINGS) LIMITED
和記行（集團）有限公司

(Incorporated in Bermuda with limited liability)

(於百慕達註冊成立之有限公司)

Stock Code 股票代號：720

年報

2008
Annual Report

COMPANY'S VISION

Asia, especially China, is rising towards a historical economic and cultural renaissance. The new era provides immense business potential to companies which can bring good lifestyle and values to the region.

公司遠景

整個亞洲，特別是中國正邁向歷史性的經濟及文藝復興時代，能提供優質生活及價值的機構必有無限商機。

CONTENTS
目錄

For the sole purpose of this Annual Report, the People's Republic of China (the "PRC") excludes Hong Kong and Macau Special Administrative Regions and Taiwan.

僅就本年報而言，中華人民共和國(「中國」)不包括香港及澳門特別行政區及台灣。

CORPORATE AND INVESTOR INFORMATION
公司及投資者資料

DIRECTORS

Dr. Richard Man Fai LEE
(Executive Chairman & Chief Executive Officer)
Mr. Jeff Man Bun LEE
Mr. Tik Tung WONG
Mr. Waison Chit Sing HUI
Mr. Boon Seng TAN *
Mr. Raymond Cho Min LEE *
Mr. Ying Kwan CHEUNG *
Ms. Kam Har YUE **

* *Independent Non-executive Director*
** *Non-executive Director*

董事

李文輝博士
(執行主席兼行政總裁)
李文彬先生
汪滌東先生
許捷成先生
陳文生先生*
李卓民先生*
張應坤先生*
余金霞女士**

* *獨立非執行董事*
** *非執行董事*

AUDIT COMMITTEE

Mr. Raymond Cho Min LEE *(Chairman)*
Mr. Boon Seng TAN
Mr. Ying Kwan CHEUNG

審核委員會

李卓民先生*(主席)*
陳文生先生
張應坤先生

REMUNERATION COMMITTEE

Mr. Boon Seng TAN *(Chairman)*
Mr. Ying Kwan CHEUNG
Mr. Tik Tung WONG

薪酬委員會

陳文生先生*(主席)*
張應坤先生
汪滌東先生

COMPANY SECRETARY

Mr. Man Kit LI

公司秘書

李萬傑先生

AUTHORISED REPRESENTATIVES

Dr. Richard Man Fai LEE
Mr. Man Kit LI

授權代表

李文輝博士
李萬傑先生

REGISTERED OFFICE

Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

註冊辦事處

Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

PRINCIPAL OFFICE IN HONG KONG

10th Floor, Block A
Wo Kee Hong Building
585-609 Castle Peak Road
Kwai Chung, New Territories
Hong Kong
Tel: (852) 2869 1190
Fax: (852) 2521 7198

香港主要辦事處

香港新界
葵涌青山道五八五至六零九號
和記行大廈A座十樓
電話:(八五二)二八六九一一九零
傳真:(八五二)二五二一七一九八

PRINCIPAL BANKERS

CITIC Ka Wah Bank Limited
DBS Bank (Hong Kong) Limited
Industrial and Commercial Bank of China (Asia) Limited
ORIX Asia Limited
Wing Hang Bank, Limited

主要往來銀行

中信嘉華銀行有限公司
星展銀行(香港)有限公司
中國工商銀行(亞洲)有限公司
歐力士(亞洲)有限公司
永亨銀行有限公司

CORPORATE AND INVESTOR INFORMATION
公司及投資者資料

LEGAL ADVISORS

Hong Kong
Woo, Kwan, Lee & Lo
Troutman Sanders

Bermuda
Appleby

AUDITORS

HLB Hodgson Impey Cheng
Chartered Accountants
Certified Public Accountants

AMERICAN DEPOSITARY

The Bank of New York
Depositary Receipt Division
101 Barclay Street -22W
New York
NY 10286
USA

PRINCIPAL SHARE REGISTRARS AND TRANSFER OFFICE IN BERMUDA

The Bank of Bermuda Limited
6 Front Street, Hamilton HM 11
Bermuda

SHARE REGISTRARS AND TRANSFER OFFICE IN HONG KONG

Tricor Standard Limited
26th Floor, Tesbury Centre
28 Queen's Road East
Wanchai, Hong Kong

STOCK CODES

The Company:
The Stock Exchange of Hong Kong Limited: 720
American Depositary Receipt (ADR):
Symbol – WKHHY
CUSIP – 929300 10 1

The Associate:
The Over-The-Counter Bulletin Board of the United States
Symbol – CPLY
CUSIP – 16947V 20 2

WEBSITE ADDRESS

http://www.wokeehong.com.hk

DATE OF ANNUAL GENERAL MEETING

May 18, 2009

法律顧問

香港
胡關李羅律師行
長盛律師事務所

百慕達
Appleby

核數師

國衛會計師事務所
英國特許會計師
香港執業會計師

美國託存股份處

The Bank of New York
Depositary Receipt Division
101 Barclay Street -22W
New York
NY 10286
USA

百慕達之主要股票過戶登記處

The Bank of Bermuda Limited
6 Front Street, Hamilton HM 11
Bermuda

香港之股票過戶登記處

卓佳標準有限公司
香港灣仔
皇后大道東二十八號
金鐘匯中心二十六樓

股票代號

本公司：
香港聯合交易所有限公司：720
美國預託證券(ADR)：
代號－WKHHY
證券識別統一號碼－929300 10 1

聯營公司：
美國場外電子櫃枱交易系統
代號－CPLY
證券識別統一號碼－16947V 20 2

網址

http://www.wokeehong.com.hk

股東週年大會舉行日期

二零零九年五月十八日



Dr. Richard Man Fai LEE 李文輝博士
Executive Chairman & CEO
執行主席兼行政總裁

EXECUTIVE CHAIRMAN'S MISSION STATEMENT

Focusing its efforts on brand building and distributions, WKH's mission is to promote and capitalise on the high growth in luxury lifestyle products in the Asian region.

執 行 主 席 的 使 命 宣 言

和記行一直在致力於品牌的建立與推廣，並將以成功拓展亞太區高額增長的奢侈品市場作為集團的使命。

CHAIRMAN'S STATEMENT
主席報告書

Your Board of Directors announces that a consolidated loss of HK$68.9 million was recorded for the year ended December 31, 2008. Turnover of the Group increased by 13.4% to HK$1,308.2 million.

董事會宣布，於截至二零零八年十二月三十一日止年度，本集團錄得綜合虧損港幣68,900,000元。本集團之營業額增加13.4%，達港幣1,308,200,000元。

Our profit margin remained at the same reasonable level as last year.

吾等之邊際利潤維持於與去年相同之合理水平。

The Group's motor car business continued to record a very successful year of sales and profit growth. An order portfolio of over two years was maintained for new "Ferrari"s and an encouraging order portfolio was also achieved for "Maserati". We were proud to be awarded a second "Ferrari" and "Maserati" dealership in the city of Nanjing in the PRC. The new 3S Centre in Nanjing was successfully inaugurated in November of last year with favourable response from the market.

本集團之汽車業務本年度再次成績斐然，銷售額及盈利均錄得增長。本集團累積超過兩年之「法拉利」新款汽車訂單，而「瑪莎拉蒂」累積之訂單亦令人鼓舞。對於在中國南京市獲得第二個「法拉利」及「瑪莎拉蒂」經銷權，吾等引以為傲。位於南京之新3S服務中心於去年十一月圓滿開幕，市場反應理想。

Our operations in Singapore and Malaysia achieved good sales and profit growth for the year and we have added new brands to these Southeast Asian markets. We expect these operations to continue to be stable this year.

吾等於新加坡及馬來西亞業務，本年度不論銷售額及盈利均取得良好增長，而吾等已為這兩個東南亞市場增加新品牌。吾等預期此等業務於本年度將繼續保持穩定。

As a prudent measure amidst the uncertain global economic situation, we opted to preserve liquidity and decided to terminate the planned acquisition of SKC Group Limited (the "Kingkow" brand of children's wear and its distribution). Despite a one-time loss resulting from these actions, we have saved a potential cash outflow of over HK$96 million. The HK$30 million convertible loan note was totally paid off by the Group in 2008, which effectively reduces our financial cost in 2009.

在全球經營環境不明朗之前提下，吾等採取審慎措施，選擇保留流動資金，並決定終止收購韻揚集團有限公司(「小笑牛」(Kingkow)為童裝及其經銷權之品牌)之計劃。儘管就此等行動產生一次過虧損，吾等節省潛在現金流出超過港幣96,000,000元。本集團已於二零零八年全部贖回港幣30,000,000元可換股貸款票據，有效地削減吾等於二零零九年之財務費用。

2008 was a year that witnessed a global financial tsunami catching everyone by surprise. The Group considers itself fortunate as we disposed of our major real estate holding in a timely manner by the end of 2007 at a good valuation and generated a cash inflow of HK$352 million. As a result, the Group is in a very sound financial position. This is reflected by a very healthy cash position of HK$164 million at the end of 2008 with a comfortable current ratio of 1.4 and a total asset over total liabilities ratio of 1.6. Having said that, as the global financial situation remains depressed, it is our strategy to act conservatively in our financial commitments this year; we strive mainly to achieve positive cash flow and preserve an even stronger liquidity than we already have.

二零零八年見證了令人訝異之全球金融海嘯。本集團認為本身較為幸運，原因為吾等於二零零七年底按理想之估值及時出售吾等持有之主要房地產項目，並產生現金流入港幣352,000,000元。因此，本集團之財政狀況非常穩健。此方面從二零零八年底非常穩健之現金狀況港幣164,000,000元、良好之流動比率1.4及總資產對總負債比率1.6反映出來。一如上文所述，由於全球金融環境仍然受壓，吾等之策略為於本年度保守地處理吾等之財務承擔，吾等就此主要致力實現正現金流量，及保留比吾等以往更多之流動資金。

Progress is also being made to dispose of, discontinue or restructure all the loss-making businesses of the Group as soon as is feasible. This should eliminate any potential loss from such businesses within this financial year. Due to the generally severe market downturn which led to an adverse financial performance recorded in some business segments, particularly for the fashion and motor yacht segment, their results were unsatisfactory. Whilst our motor yacht businesses in Hong Kong were satisfactory, the results of this operation in the PRC were disappointing. Urgent efforts are being made by us to either turn around or dispose of these unprofitable businesses. I can assure you that progress is already underway at this very moment and there will certainly be substantial improvements in these areas.

本集團正在處理，以圖在可行之情況下盡快出售、終止經營或重組所有錄得虧損之業務。此舉應可於本財政年度內，撇銷任何從該等業務可能錄得之潛在虧損。由於市場全面嚴重逆轉，導致若干業務分類錄得負面財務表現，尤其為時裝及機動遊艇分類業務，業務強差人意。雖然吾等於香港之機動遊艇業務表現理想，此業務於中國之經營令人失望。吾等正採取緊急措施，將此等無利可圖之業務轉虧為盈，或出售此等業務。本人向閣下確實指出，吾等現正在此關鍵時刻採取有效措施，並將一定大幅改善這些方面之表現。

In the meantime, cost cutting is being exercised throughout all departments of the Group. This should result in a significant decrease in our total operating costs for the year. Working capital will be deployed mainly to focus on support of the profitable businesses, such as motor car segment. We are actively looking for opportunities that can generate additional profit for the Group in 2009.

與此同時，本集團在所有部門實行削減成本行動。此舉應顯著減少吾等於本年度之總經營成本。營運資金將主要集中運用於支持有利可圖之業務，例如汽車分類業務。吾等正積極尋找於二零零九年能為本集團賺取額外盈利之機會。

Whilst our business direction of lifestyle brand building and distribution networking remains unchanged, the Group must act prudently in implementing this strategy to achieve long-term growth in a stable manner as the general economic environment remains depressed.

由於經濟環境大致上仍然處於衰退局面，儘管本集團以時尚生活業務的品牌建立及分銷網絡為業務之大方向維持不變，本集團必須審時度勢，履行此項策略，以穩定之方式實現長期增長。

I would like to emphasize again that in our business, people are the key, working with passion, expertise and in harmony. On behalf of your board, I would like to express our utmost gratitude and sincere appreciation to our shareholders, bankers and very loyal staff for their most valuable trust, support and contribution.

最後，本人必須強調，本集團重視人才，熱誠工作，以和為本。對於過去以至將來一直鼎力支持本集團並作出之貢獻之所有本集團股東、銀行及各忠心耿耿之員工，本人謹此代表董事會致以萬分謝意。

Dr. Richard Man Fai LEE
Executive Chairman

Hong Kong, March 27, 2009

執行主席
李文輝博士

香港，二零零九年三月二十七日

GROUP FINANCIAL SUMMARY
集團財務摘要

		2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元	2006 二零零六年 HK$'000 港幣千元	2005 二零零五年 HK$'000 港幣千元	2004 二零零四年 HK$'000 港幣千元
Results	**業績**					
Turnover	營業額	**1,308,229**	1,153,201	786,580	697,454	625,057
(Loss)/Profit from operations	經營（虧損）／盈利	**(23,699)**	4,135	27,730	76,322	2,109
Finance costs	財務費用	**(8,298)**	(14,355)	(11,381)	(6,685)	(7,902)
Other non-operating income	其他非營業收入	**–**	76,021	28,624	–	–
Other non-operating expenses	其他非營業支出	**(18,958)**	(15,468)	(25,658)	–	(3,065)
Share of results of associates	應佔聯營公司業績	**(18)**	(1,169)	(7,777)	(20,739)	(19,743)
(Loss)/Profit before tax	除稅前（虧損）／盈利	**(50,973)**	49,164	11,538	48,898	(28,601)
Income tax (expense)/credit	所得稅（開支）／撥回	**(8,079)**	(6,256)	(1,141)	(11,502)	29,502
(Loss)/Profit for the year	本年度（虧損）／盈利	**(59,052)**	42,908	10,397	37,396	901
Attributable to:	應佔：					
Equity holders of the Company	本公司權益持有人	**(68,869)**	35,677	7,114	35,461	1,722
Minority interests	少數股東權益	**9,817**	7,231	3,283	1,935	(821)
		(59,052)	42,908	10,397	37,396	901
Assets and liabilities	**資產及負債**					
Total assets	總資產	**864,775**	800,723	721,686	615,606	611,661
Total liabilities	總負債	**(538,874)**	(397,869)	(402,707)	(311,085)	(346,733)
Net assets	資產淨值	**325,901**	402,854	318,979	304,521	264,928
Equity attributable to equity holders of the Company	本公司權益持有人應佔權益	**305,093**	380,378	303,976	300,977	263,319
Minority interests	少數股東權益	**20,808**	22,476	15,003	3,544	1,609
Total equity	總權益	**325,901**	402,854	318,979	304,521	264,928

MANAGEMENT DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITIONS
管理層討論、經營業績及財務狀況分析

RESULTS OF OPERATIONS

Turnover

For the year ended December 31, 2008, Group turnover hit a record high of HK$1,308.2 million, a growth of 13.4%, compared to HK$1,153.2 million last year. While our car operations continued to maintain a healthy growth in turnover, which for the first time achieved a turnover of over HK$1 billion; the result of our fashion segment was unsatisfactory and drastic measures had been taken to fine-tune this business model so as to improve its financial performance.

Gross Profit

Our gross profit margin increased by 0.4% from 18.6% last year to 19.0% this year resulting in our gross profit contribution increased by HK$33.3 million to HK$248.3 million (2007: HK$215.0 million).

Distribution Costs and Administrative Expenses

Distribution costs were up by 43.6% to HK$103.5 million (2007: HK$72.1 million), due mainly to the corresponding increase in turnover, rental cost as well as direct staff cost including sales commission.

經營業績

營業額

截至二零零八年十二月三十一日止年度，本集團營業額創出新高，達港幣1,308,200,000元，較去年的港幣1,153,200,000元增長13.4%。汽車業務營業額維持健康增長，乃首次錄得超過港幣10億元之營業額。本集團時裝分類的業績未如理想，本集團已採取嚴厲措施調整此業務模式，藉以改善其財務表現。

毛利

毛利率由去年18.6%增加0.4%至今年之19.0%，而本集團之毛利增加港幣33,300,000元至港幣248,300,000元(二零零七年：港幣215,000,000元)。

分銷費用及行政費用

分銷費用增加43.6%至港幣103,500,000元(二零零七年：港幣72,100,000元)，主要是由於營業額、租賃成本及直接員工成本(包括銷售佣金)之相應增長所致。


D&G
DOLCE & GABBANA
TIME
Rogers

RESULTS OF OPERATIONS (continued)

Distribution Costs and Administrative Expenses (continued)

The increase in administrative expenses of HK$37.3 million from HK$145.2 million of last year to HK$182.5 million this year is mainly attributed to the corresponding increase in turnover, office rental of Wo Kee Hong Building subsequent to its disposal in November 2007 (which replaced the relevant building depreciation cost in year 2007), as well as increased staff cost as a result of expanded business and new business segment.

Loss from Operations

We report that loss from operations for the year under review was HK$23.7 million (2007: Profit of HK$4.1 million). As the global financial situation deteriorated, our business in general encountered a severe downturn, particularly during the last quarter of 2008. The sector of operations being adversely affected most were fashion, motor yachts as well as electrical appliances businesses.

經營業績(續)

分銷費用及行政費用(續)

去年行政費用為港幣145,200,000元，今年增加港幣37,300,000元至港幣182,500,000元，主要是由於營業額相應增加、於二零零七年十一月出售和記行大廈後的和記行大廈辦公室租賃(取代二零零七年度的有關樓宇折舊成本)，以及擴充業務及新業務分類導致員工成本增加。

經營虧損

本集團宣佈，於回顧年度之經營虧損為港幣23,700,000元(二零零七年：盈利港幣4,100,000元)。由於環球金融環境惡化，本集團整體業務出現嚴重下降趨勢，其中尤以二零零八年第四季為要。受不利影響的經營業務為時裝、機動遊艇及電器業務。

RESULTS OF OPERATIONS (continued)

Loss from Operations (continued)

We have made due impairment of HK$9.0 million (2007: HK$6.0 million) on our 10% investment in Digital Outdoor Television (Hong Kong) Limited ("DOTV"), which was also severely hit by the financial tsunami. Though this impairment hit the income statement, it was a non-cash adjustment and thus has no negative impact on the Group's actual cash flow. The management of DOTV is actively seeking ways to improve the financial performance of this business.

Finance costs dropped significantly by HK$6.1 million from HK$14.4 million to HK$8.3 million due to the overall improvement in our cash position during 2008 as compared to previous year.

A loss was booked at HK$6.0 million arising from termination of Kingkow's project, being all costs associated with the project inclusive of the compensation cost of HK$2.5 million as agreed in the Termination Agreement as mentioned in our announcement made on November 12, 2008.

Income tax of HK$8.1 million (2007: HK$6.3 million) represented mainly the profits tax payable of car group for the year under review.

經營業績(續)

經營虧損(續)

本集團已就數碼戶外電視(香港)有限公司(「DOTV」)10%權益之投資作出適當撥備港幣9,000,000元(二零零七年:港幣6,000,000元),該公司受到金融海嘯之重大衝擊。儘管該撥備對損益表造成影響,不過由於此乃非現金調整,故並無對本集團之實際現金流量造成不利影響。DOTV之管理層現正積極尋求方法改善該業務之財務表現。

由於本集團於二零零八年現金狀況與去年比較取得整體改善,因此財務費用由港幣14,400,000元大幅減少港幣6,100,000元至港幣8,300,000元。

終止Kingkow計劃產生之虧損為港幣6,000,000元,全部均為與該計劃有關之成本,包括本公司日期為二零零八年十一月十二日之公告所載之終止協議協定之補償金成本港幣2,500,000元。

所得税港幣8,100,000元(二零零七年:港幣6,300,000元)主要為汽車組別於本年度之應付利得税。





RESULTS OF OPERATIONS (continued)

Loss Attributable to Shareholders

The board delivers a loss attributable to shareholders of HK$68.9 million (2007: Profit of HK$35.7 million). We understand that during the current financial tsunami, no business entity is able to be immune from this hard time, but we believe that cautious cash management, especially one who can maintain healthy cash flow on hand, will endure and survive. We will strictly adhere to this strategy and have strong confidence that we will continue to build a good future for the Group's business.

Financial Conditions

The Group was financed by a combination of its equity capital base, cash flow generated from operations and bank borrowings. As usual, bank and other liabilities were being met upon their maturities in the normal course of business.

Cash and cash equivalents at December 31, 2008 were HK$164.0 million (2007: HK$363.9 million). The cash used in operating activities was approximately HK$188.5 million compared with the cash inflow of HK$53.9 million for year 2007. The cash used in operations activities was mainly for purchase of inventories, especially in the motor car and motor yacht business.

經營業績(續)

股東應佔虧損

董事會呈報，股東應佔虧損為港幣68,900,000元(二零零七年：盈利港幣35,700,000元)。本集團瞭解到面對當前的金融海嘯，沒有商業實體能夠倖免，可是本集團相信審慎的現金管理(特別是維持穩健的手頭現金)能抵住衝擊，在逆境中生存。本集團會嚴格遵守這個策略，並有信心繼續為業務創建美好將來。

財務狀況

本集團之融資途徑，乃綜合其權益股本，經營產生之現金流量及銀行貸款。銀行及其他負債均如常於經常業務下，於其到期日前獲得清償。

於二零零八年十二月三十一日，現金及現金等值項目為港幣164,000,000元(二零零七年：港幣363,900,000元)。經營業務所動用之現金約為港幣188,500,000元，而二零零七年則錄得港幣53,900,000元之現金流入。經營活動所動用之現金主要用於購入存貨，特別是汽車及機動遊艇業務。


MARINA YACHTING


Playboy
Intimates

RESULTS OF OPERATIONS (continued)

Financial Conditions (continued)

The Group had total borrowings at December 31, 2008 amounting to HK$190.6 million (2007: HK$84.3 million). The Group's long term gearing ratio stood at 12.4% (2007: 3.6%), based on non-current liabilities (excluding deferred tax) of HK$37.7 million (2007: HK$13.7 million) and shareholders' equity of HK$305.1 million (2007: HK$380.4 million). The current ratio was 1.4 (2007: 1.9), based on current assets of HK$711.4 million (2007: HK$711.7 million) and current liabilities of HK$501.2 million (2007: HK$384.2 million).

It is the Group's management practice to hedge foreign currency transactions with the objective to stabilize the cost via the pegging of the exchange rates with bankers. Accordingly, the Group was not exposed to material fluctuations in exchange rates and related hedges during the year under review. At December 31, 2008 the total outstanding foreign exchange contracts purchased with banks amounted to HK$4.8 million (2007: HK$11.1 million).

經營業績(續)

財務狀況(續)

本集團於二零零八年十二月三十一日之貸款總額為港幣190,600,000元(二零零七年：港幣84,300,000元)，本集團之長期負債比率為12.4%(二零零七年：3.6%)，乃根據非流動負債(不包括遞延稅項)港幣37,700,000元(二零零七年：港幣13,700,000元)及股東權益港幣305,100,000元(二零零七年：港幣380,400,000元)計算。根據流動資產港幣711,400,000元(二零零七年：港幣711,700,000元)及流動負債港幣501,200,000元(二零零七年：港幣384,200,000元)計算，流動比率為1.4(二零零七年：1.9)。

根據本集團之慣常管理方式，對於外匯交易，本集團會透過對沖方式與銀行鎖定匯率以控制成本。因此，於本年度，本集團並無面臨匯率重大波動及相關對沖之風險。於二零零八年十二月三十一日，所購買而未到期履約之外匯合約總額為港幣4,800,000元(二零零七年：港幣11,100,000元)。




HORIZON

RESULTS OF OPERATIONS (continued)

Financial Conditions (continued)

The Group had trading facilities at December 31, 2008 amounting to HK$298.6 million (2007: HK$274.2 million) of which HK$214.5 million (2007: HK$150.2 million) was utilized. Certain of the Group's properties, motor yacht, inventories, cash deposits and all assets of a subsidiary were pledged at year ended 2008 in an aggregate amount of HK$216.8 million (2007: HK$156.5 million) to secure facilities granted by our bankers.

At December 31, 2008 the Group had contingent liabilities of approximately HK$4.0 million (2007: HK$3.5 million) in respect of a bank guarantee issued to the purchaser of the disposed associate in Jiangmen by a subsidiary.

經營業績(續)

財務狀況(續)

本集團於二零零八年十二月三十一日之貿易信貸額為港幣298,600,000元(二零零七年:港幣274,200,000元),當中已動用港幣214,500,000元(二零零七年:港幣150,200,000元)。於二零零八年年終,本集團若干物業、機動遊艇、存貨、現金存款及一間附屬公司之全部資產合共港幣216,800,000元(二零零七年:港幣156,500,000元)已被抵押以獲取銀行授出貸款。

於二零零八年十二月三十一日,本集團之或然負債約港幣4,000,000元(二零零七年:港幣3,500,000元),乃關於一間附屬公司就出售江門一間聯營公司而向買方發出之銀行擔保。

BUSINESS REVIEW

Cars and Car Accessories

The business consists mainly of the import, distribution and after-sales service of Italian "Ferrari", "Maserati", "Alfa Romeo" and "Fiat" cars and spare parts in Hong Kong and Macau. In the PRC, we operate "Ferrari" and "Maserati" car dealerships in Dalian and Nanjing.

業務回顧

汽車及汽車配件

此業務主要包括意大利「法拉利」、「瑪莎拉蒂」、「愛快•羅蜜歐」及「Fiat」汽車及配件於香港及澳門之進口、分銷及售後服務。於中國,吾等在大連及南京經營「法拉利」及「瑪莎拉蒂」汽車經銷店。


MITSUBISHI


Rogers

BUSINESS REVIEW (continued)

Cars and Car Accessories (continued)

Compared to the last year, turnover increased by 13.6% to HK$1,004 million as a result of continued growth of our car trading business.

Sales of "Ferrari's" 8-cylinder sports car models remained strong with the addition of 430 Scuderia. The launch of the new grand touring model, the California GT, was a great success. We have collected a very strong order portfolio and are now quoting a delivery time of close to three years. The limited series Scuderia Spider 16M was introduced in November and we have pre-sold all of our allocation in 2009. The "Ferrari" 12-cylinder models, the 599 GTB Fiorano and the new 612 Scaglietti "One-to-One," also did well in the year.

Awareness of the "Maserati" brand achieved a boost due to the arrival of two new models, the GranTurismo S in September and the restyled Quattroporte in November. Demand for "Maserati's" two-door GranTurismo remained high with a strong order portfolio.

The dealership in Dalian achieved its budgeted results with good sales of both "Ferrari" and "Maserati" cars. In November, we opened the second dealership in Nanjing to serve the prosperous eastern Jiangsu province. A good response from the market was generated.

The PDI (Pre-Delivery Inspection) work being carried out by the Group on behalf of Ferrari Maserati Cars International Trading Co., Limited in Shanghai generated good additional income with the opening of a new dedicated PDI Centre in April in Shanghai.

The "Alfa Romeo" business was slow due to a highly competitive market environment. This segment suffered particularly in the last quarter of 2008. The new "Fiat" 500 model started well. However, this segment was also depressed due to the economic downturn.

業務回顧(續)

汽車及汽車配件(續)

由於汽車貿易業務持續增長，與去年比較，營業額增加13.6%至港幣1,004,000,000元。

「法拉利」8汽缸型號之銷售額，在增加430 Scuderia型號之下仍然強勁。推出市面的最新GT型號California GT成績斐然。吾等已取得非常大量之訂單組合，而現時報價中之訂單需要接近三年才可付運。限量版Scuderia Spider 16M已於十一月推出，而吾等已預售吾等就二零零九年獲得之全部配額。至於「法拉利」12汽缸型號、599 GTB Fiorano及嶄新的612 Scaglietti「One-to-One」於年內亦取得出色表現。

由於「瑪莎拉蒂」推出兩款嶄新型號，分別為於九月推出之GranTurismo S及於十一月推出款式重新設計之Quattroporte，其品牌知名度大增。「瑪莎拉蒂」的雙門型號GranTurismo，需求仍然高企，累積大量訂單組合。

大連經銷店業績符合預期，「法拉利」及「瑪莎拉蒂」汽車之銷售情況均理想。於十一月，吾等在南京開設第二間經銷店，為華東富庶之江蘇省提供服務。市場反映理想。

隨著全新和專門的PDI(付運前檢查)中心於四月在上海開幕，本集團承包法拉利瑪沙拉蒂汽車國際貿易(上海)有限公司在上海進行之PDI工作，帶來可觀額外收入。

由於高度競爭之市場環境，「愛快•羅蜜歐」業務有所放緩。此項分類之業務於二零零八年第四季尤其蒙受嚴重影響。新的「Fiat」500型號開展情況理想。然而，此項分類之業務基於經濟衰退亦受壓。

BUSINESS REVIEW (continued)

Cars and Car Accessories (continued)

As all of the Group's facilities are fully operational, work has started to build another new 3S Centre in Shatin to replace the existing Tokwawan Centre. This will enable us to cope with our expanding car business.

Electrical Appliances

The business consists of marketing and distribution of a wide range of consumer and commercial air-conditioning and home appliance products from major brands, namely "MHI" (Mitsubishi Heavy Industries of Japan), "Frigidaire" and "GREE", and audio-visual products of our own "Rogers" and "Bodysonic" brands, "Steinway Lyngdorf", "Marantz" and "Denon" audio-visual products and "Alpine" car electronics. The product ranges are well-placed in the market to suit the needs of different market segments.

Turnover for 2008 was HK$196.1 million, which decreased by 5.9% when compared with last year.

The exceptionally cool weather in May and the successive rainy days in June and July caused a downturn to the air-conditioning business. Jobbers and retailers were tied down with high inventory which resulted in price dumping in the market. The Group responded by lowering its inventory level and putting more effort into developing the small and medium business sectors with our commercial air-conditioners.

Our own British "Rogers" brand, which celebrated its 60th anniversary, performed well in the period with the relaunch of the legendary LS 3/5a monitor speaker system; a total of 12 Rogers shop-in-shop counters were opened in major chain stores in eastern PRC.

The Group was also awarded the exclusive distributorship of the top-end luxurious audio brand "Steinway Lyngdorf" for Hong Kong, Macau and the PRC.

業務回顧(續)

汽車及汽車配件(續)

由於本集團全部設施現已全面營運，現已展開工作，於沙田興建另一間3S新服務中心，取代位於九龍土瓜灣之現有中心。此舉將有助吾等應付日益擴充之汽車業務。

電器

此業務包括對主要品牌(「三菱重工」(日本三菱重工業株式會社)、「北極牌」及「GREE」不同系列之家用及商用空調產品及家用電器產品，以及本集團自身品牌「樂爵士」及「先力」影音產品、「Steinway Lyngdorf」、「馬蘭士」及「天龍」影音產品，以及「阿爾派」汽車電子產品之市場推廣及分銷。該等產品各有不同檔次，種類繁多，可滿足不同市場之需求。

二零零八年之營業額為港幣196,100,000元，較去年減少5.9%。

五月反常的清涼天氣及六月和七月持續多日降雨，導致空調業務倒退。批發商及零售商屯積大量存貨，引致市場出現減價促銷。本集團因此作出應變，降低存貨水平，並加大力度發展中小企之商用空調市場。

本集團自身品牌「樂爵士」適逢六十週年紀念，於期內業績理想，再度推出經典的LS 3/5a鑑聽級揚聲器，並在華東之大型連鎖店內開設合共12個店內專櫃。

本集團亦獲得高檔豪華音響品牌「Steinway Lyngdorf」在香港、澳門及中國之獨家分銷權。

BUSINESS REVIEW (continued)

Electrical Appliances (continued)

Our subsidiaries in Singapore achieved the best results in the past ten years, with good business growth of "Alpine" car audio in OEM and after market distribution. The "MHI" air-conditioning business in Singapore achieved good sales growth and profitability in the first half due to the introduction of the new multi-split air-conditioner, certification of the highest ratings by the National Environmental Agency, coupled with successful promotional activities and strong dealer networking. Our subsidiaries in Malaysia achieved good results with sales and profit growth due to successful implementation of our marketing strategy.

Motor Yachts and Helicopters

The business consists of the import and distribution of the luxurious Italian "Ferretti" motor yachts in the PRC, the Italian "Pershing" motor yachts in Hong Kong and Macau and the leading Taiwanese "Horizon" motor yachts in Hong Kong, Macau and the PRC.

2008 marks the first year for the Group to act as the exclusive distributor of "Ferretti" motor yachts in the PRC. In line with our business development plan for 2008, our offices in Xiamen, Shenzhen and Shanghai are actively engaged in the network development of the "Ferretti" and "Horizon" brands through exhibitions, advertising and promotional campaigns, with one "Ferretti" yacht sold and delivered during the second half of 2008.

The first half of the year has also been very encouraging for "Horizon" with two yachts sold and delivered in 2008, and a number of orders are being secured for 2009.

We also distribute Italian "Agusta Westland" helicopters in Hong Kong, Macau and southern PRC. This business is still in its exploratory stage.

業務回顧(續)

電器(續)

本集團在新加坡之附屬公司取得過去十年以來最佳之業績，其中「阿爾派」汽車音響業務，不論原設備製造以至市場經銷，均取得理想之業務增長。新加坡「三菱重工」空調業務推出嶄新分體式空調(獲新加坡國家環境局最高評分之認證)，加上成功之宣傳活動及強大之經銷網絡，因此該業務之銷售及盈利能力於上半年有理想增長。本集團在馬來西亞之附屬公司成功實行本集團之市場策略，取得理想之業績，銷售額及盈利均有所增長。

機動遊艇及直升機

此業務包括高級意大利「法拉帝」機動遊艇於中國的進口及分銷業務、意大利「Pershing」機動遊艇於香港及澳門的進口及分銷業務，以及佔台灣領導地位的「嘉鴻」機動遊艇於香港、澳門及中國的進口及分銷業務。

二零零八年是本集團擔任「法拉帝」機動遊艇的中國獨家經銷商之第一年。為配合本集團二零零八年之業務發展計劃，本集團在廈門、深圳及上海之辦事處透過舉辦展覽、進行廣告及宣傳活動，積極從事「法拉帝」及「嘉鴻」品牌之網絡發展，並已售出一艘「法拉帝」機動遊艇，及已於二零零八年下半年付運。

本年度上半年「嘉鴻」品牌之業績令人鼓舞，於二零零八年已售出和付運兩艘遊艇，並已為二零零九年落實多項訂單。

吾等亦於香港、澳門及華南經銷意大利之「Agusta Westland」直升機。此項業務仍處於探索階段。

BUSINESS REVIEW (continued)

Fashion Apparels and Accessories

The business consists of the import, distribution, sub-licensing and retailing of several fashion brands including Italian "John Richmond", "Richmond 'X'", "Richmond Denim" and "Sweet Years" in Hong Kong and the PRC. These are premium brands ranging from up-market fashion to designer casual wear. Mono brand shops of "John Richmond", "Richmond X'" and "Sweet Years" are opened in Hong Kong and Beijing. Distribution of Italian "Marina Yachting" designer casual wear started in late 2008 with two mono brand shops open in Shenyang and Hong Kong.

The Group is also licensed to manufacture and sell American "Playboy" lingerie and ladies' swim wears in the PRC, Hong Kong, Macau, Taiwan, Malaysia and Singapore and the "Playboy" ladies' apparel in the PRC and Taiwan. Several sales counters are in prime department stores and more are going to be set-up in the coming years.

As part of our business expansion strategy, the Group acquired a controlling shareholding of 60% equity interest in Creative Pacific Limited, a company engaged in the business of design, trading and sale of apparels in the PRC and, together with its subsidiaries, owns the reputed fashion brand "V-one," which comprises seven clothing lines of different styles. An overhaul of its operations has been made and it maintains a network of about 86 points of sale in the key cities of the PRC.

In July 2008, our Group was appointed by the Italian Binda Group as its sole and exclusive distributor of watches and accessories under the brands of "Breil Milano", "D&G", "Moschino" and "Ducati" in the PRC, Hong Kong, Macau and Taiwan until December 31, 2010. Approximately 106 points of sale were opened in the PRC and 33 in Hong Kong.

業務回顧(續)

時裝及配飾

此業務包括意大利「John Richmond」、「Richmond "X"」、「Richmond Denim」及「Sweet Years」等多個時裝品牌於香港及中國的進口、分銷、特許權及零售業務。該等高檔品牌囊括高級時裝及名牌便服。本集團在香港及北京開設「John Richmond」、「Richmond "X"」及「Sweet Years」各自的品牌專門店。本集團於二零零八年底開始經銷意大利「Marina Yachting」設計師級便服,並於瀋陽及香港開設兩間專賣店。

本集團亦獲授特許權生產及於中國、香港、澳門、台灣、馬來西亞及新加坡銷售美國「Playboy」內衣及女士泳裝,以及在中國及台灣銷售「Playboy」女裝。本集團已在多個主要百貨公司設立銷售專櫃,並將於未來數年增設專櫃。

作為本集團業務擴展策略之一部份,本集團購入佔香港新概念控股有限公司60%權益之控制性股權。該公司在中國從事設計、買賣及銷售服裝,連同其附屬公司擁有著名時裝品牌「V-one」(包括七個不同風格之服裝系列)。本集團已全面重整該項業務,並在中國各大主要城市保留約86個銷售點之網絡。

於二零零八年七月,本集團獲意大利Binda集團委任為「Breil Milano」、「D&G」、「Moschino」及「Ducati」等品牌之手錶及配飾在中國、香港、澳門及台灣之獨家分銷商,直至二零一零年十二月三十一日。中國及香港已分別開設約106個及33個銷售點。

PERSONNEL

At the end of 2008, the total number of employees of the Group, excluding associates, was 659 (2007: 407), representing a 62% increase in headcount. This is mainly due to the acquisition of a 60% stake in Creative Pacific Limited during the year, which operates the fashion brand "V-one" in the PRC, the set-up of a new company in Nanjing in September 2008 for the operation of the newly acquired second dealership for both "Ferrari" and "Maserati" cars and the expansion of our car business group, motor yacht business and the set-up of retail shops in Hong Kong and the PRC for fashion apparels and accessories business.

With the continuous expansion in the PRC and in the direction of securing more luxurious brands for distribution, we exercised more local recruitment. The management is committed to staff motivation, training and development to ensure that our employees remain stable as well as competitive and dynamic in the marketplace. Together with the continuous organizational improvements led by our committed management team, we are confident that our business and our employees will grow together for the benefit of the Group in the years to come.

員工

於二零零八年年終，本集團（不包括聯營公司）總員工人數為659人（二零零七年：407人），總人數增加62%，主要乃本年度內收購新概念控股有限公司60%股權（該公司於中國經營時裝品牌「V-one」）、於二零零八年九月在南京設立一間新公司經營新獲得之第二個「法拉利」及「瑪莎拉蒂」汽車經銷權，並擴大吾等之汽車業務、機動遊艇業務，以及於香港及中國為時裝及配飾業務設立零售店鋪所致。

隨著在中國的業務持續擴張及在獲取分銷更多高級品牌的方向指引下，吾等進行更多當地招聘。管理層致力加強員工士氣、培訓及發展，構建一個穩定且具市場競爭力的員工團隊。加上由吾等克盡職守的管理隊伍所領導下持續改善組織結構，吾等相信集團業務和員工一定能夠共同成長，為本集團未來的利益作出貢獻。

PROSPECTS

As the global financial situation worsens, a continuous slowdown in our key markets is expected. However, the Group is confident of a stable return from our car business, especially "Ferrari" and "Maserati". This is supported by a strong order portfolio. Successful new models like the California GT and the forthcoming opening of our largest 3S Centre will further strengthen sales and service income. The new Nanjing dealership will be in full operation this year to generate additional sales and profit margins.

Major overhauls of the fashion business, the electrical appliance business and the motor yacht business are being carried out to cut costs significantly and enhance efficiency. All business divisions are required to contribute profit as a result of such overhauls. The general market for high-end fashion will be very competitive and investments in this sector will be scaled back considerably.

China is pushing ahead with economic policies to stimulate domestic consumption. This will certainly provide greater business opportunities for some of our consumer products. We expect good growth in our fashion, watches and jewelry business; consolidation of our middle-priced fashion lines like "V-one" and "Playboy" will achieve growth in this market situation.

Whilst the Group will continue to grow into an important lifestyle products distribution company, our business in 2009 will be managed cautiously to preserve strength in liquidity and increase efficiency in the current uncertain economic environment.

展望

由於全球金融環境惡化，預期吾等之主要市場經濟持續放緩。然而，本集團對吾等從汽車業務，尤其為「法拉利」及「瑪莎拉蒂」賺取穩定回報充滿信心。此方面獲大量訂單支持。成功推出新型號，例如California GT，以及吾等即將啟用之最大規模3S中心，將進一步鞏固銷售及服務收入。南京之新經銷店將於本年度全年營運，為吾等創造額外銷售及邊際利潤。

本集團正對時裝業務、電器業務及機動遊艇業務進行大規模重整，顯著削減成本及提高效益。所有業務分部經過重整後，須要作出溢利貢獻。高檔時裝市場整體上將出現非常激烈之競爭，吾等將明顯縮減這項業務投資之規模。

中國正大力推行經濟政策，刺激內部消費。此舉將一定為吾等若干消費產品提供更多商機。吾等預期吾等於時裝、手錶及珠寶業務會實現理想增長；鞏固吾等之中檔價格時裝系列例如「V-one」及「Playboy」，將於當前之市況下實現增長。

雖然本集團將繼續擴充成為主要時尚產品經銷公司，吾等將於二零零九年以審慎之手法經營業務，保留流動資金之實力，並於目前不明朗之經濟環境下提高效益。

DIRECTORS AND SENIOR MANAGEMENT PROFILES
董事及高層管理人員簡介

EXECUTIVE DIRECTORS

Richard Man Fai LEE, BSB, MBA, aged 52, the Executive Chairman and Chief Executive Officer of the Company, is the son of Mr. Wing Sum LEE, the former Director and Honorary Chairman of the Company and Ms. Kam Har YUE, a Non-executive Director and the elder brother of Mr. Jeff Man Bun LEE, an Executive Director of the Company. He is the Chairman and Chief Executive Officer of China Premium Lifestyle Enterprise, Inc., an associated company of the Group.

Dr. LEE is responsible for formulating the Group's overall strategic planning and business development. Dr. LEE has 29 years' experience in marketing consumer products. He has a bachelor's degree and a master's degree in business administration from the University of Minnesota.

In September 2006, Dr. LEE was bestowed the title of "Commander of the Order of the Star of Italian Solidarity" by Hon. Romano Prodi, the Prime Minister of Italy, in recognition of his contribution in advancing Italian business and culture in Hong Kong and PRC. Dr. LEE served for two consecutive terms as the Chairman of the Radio Association of Hong Kong, the trade association of audio visual business in Hong Kong. He has been with the Group for 25 years.

In March 2009, Dr. Lee was awarded the 11th World Outstanding Chinese Award and the Honorary Doctorate of Business Administration from International American University.

Jeff Man Bun LEE, BSc, MSc, University of Michigan, MSc, Stanford University, aged 50, is an Executive Director of the Company and was appointed in January 2002. He is the son of Mr. Wing Sum LEE and Ms. Kam Har YUE and the younger brother of Dr. Richard Man Fai LEE. He is responsible for strategic planning and development of new projects of the Group. Prior to joining the Group, he was a System Software Specialist at the Research and Development Department of Apple Computer International Limited for 5 years. He had also been actively involved in the Group's business from 1991 to 1997 prior to his current appointment.

執行董事

李文輝，BSB、MBA，52歲，本公司執行主席兼行政總裁，為本公司前任董事兼榮譽主席李永森先生及非執行董事余金霞女士之子，並為本集團執行董事李文彬先生之兄長，彼為本集團之聯營公司China Premium Lifestyle Enterprise, Inc.之主席兼行政總裁。

李博士負責制訂本集團之整體策略計劃及業務發展。李博士擁有29年經銷消費品之經驗。彼獲明尼蘇達州大學(University of Minnesota)頒發工商管理學士及碩士銜。

於二零零六年九月，李博士獲意大利總理羅馬諾•普羅迪親自頒授「意大利團結星級司令勳章」，以表揚彼於中港兩地推動意大利商務及文化所作出之貢獻。彼曾連續兩屆獲選並擔任港九無線電聯會之會長，該會為香港影音業之聯會。彼已任職本集團25年。

於二零零九年三月，李博士榮獲「第十一屆世界傑出華人獎」及「美國加州國際大學榮譽商管博士」。

李文彬，BSc、MSc(密芝根大學)、MSc(史丹福大學)，50歲，於二零零二年一月獲委任為本公司執行董事。李先生為李永森先生與余金霞女士之子，亦為李文輝博士之胞弟，負責本集團之策略策劃及開發新項目。彼在加盟本集團前，曾於Apple Computer International Limited研發部任職系統軟件工程專家一職，為時5年。彼在擔任本職之前，曾於一九九一年至一九九七年期間積極參與本集團業務。

DIRECTORS AND SENIOR MANAGEMENT PROFILES
董事及高層管理人員簡介

Tik Tung WONG, FCCA, CPA (Practising), aged 52, has been an Executive Director of the Company since June 2004 and is the Chief Financial Officer and a member of the Remuneration Committee of the Company. He is also the Chief Financial Officer of China Premium Lifestyle Enterprise, Inc., an associated company of the Group. Mr. WONG is a fellow member of the Association of Chartered Certified Accountants and an associate member of the Hong Kong Institute of Certified Public Accountants. He is an Independent Non-executive Director of Chi Cheung Investment Company, Limited.

汪滌東，FCCA、CPA（執業），52歲，彼自二零零四年六月起擔任本公司執行董事，並為本公司之財務總監及薪酬委員會成員。彼亦為本集團之聯營公司China Premium Lifestyle Enterprise, Inc.之財務總監。汪先生為英國特許公認會計師公會資深會員及香港會計師公會會員。彼於至祥置業有限公司擔任獨立非執行董事。

Waison Chit Sing HUI, BBA, MBIM, aged 58, was appointed as an Executive Director of the Company in March 2006. Mr. HUI has over 31 years' experience in retail management, as well as distribution of electrical appliances and consumer electronics products. He also has extensive experience in PRC including representative of famous European luxurious apparel brands and the setting up and management of prestigious shopping malls.

許捷成，BBA，MBIM，58歲，於二零零六年三月獲委任為本公司之執行董事。許先生於零售管理、分銷電器及電子消費產品積逾31年經驗。彼亦擁有豐富中國經驗，包括代理歐洲著名服裝品牌，及管理策劃高級大型購物商場。

INDEPENDENT NON-EXECUTIVE DIRECTORS

Boon Seng TAN, M.A., Cambridge University, aged 53, has been an Independent Non-executive Director of the Company since April 1999 and is a member of the Audit Committee and the Chairman of the Remuneration Committee of the Company. Mr. TAN is the Chairman and Managing Director of Lee Hing Development Limited and a non-executive director of Star Cruises Limited, both companies are listed on the Main Board of the stock exchange of Hong Kong. He is also the executive Director of IGB Corporation Berhad, a company listed on the stock exchange of Kuala Lumpur, Malaysia. He also holds directorships in many other companies.

Raymond Cho Min LEE, Ed.M, Harvard University, aged 53, has been an Independent Non-executive Director of the Company since May 2001 and is the Chairman of the Audit Committee of the Company. Mr. LEE is the Chairman of the U.S.-based East West Enterprises Co. Ltd. and the Oasis Development Enterprises Group of real estate development and investment companies. In addition, he is the founder and director of the East West Institute of International Studies at Gordon College (USA) and over the years has served on the boards of various community and charitable organisations.

獨立非執行董事

陳文生，M.A.（劍橋大學），53歲，彼自一九九九年四月起擔任本公司之獨立非執行董事，並為本公司審核委員會成員及薪酬委員會主席。陳先生為利興發展有限公司之主席兼董事總經理，麗星郵輪有限公司之非執行董事，此兩間公司均於香港聯交所主板上市。彼亦擔任馬來西亞吉隆坡證券交易所上市公司IGB Corporation Berhad之執行董事。彼並擔任多間公司之董事。

李卓民，Ed.M（哈佛大學），53歲，彼自二零零一年五月起擔任本公司之獨立非執行董事，並為本公司審核委員會主席。李先生並為美國中西企業有限公司及Oasis Development Enterprises Group房地產發展及投資公司之主席。彼亦是美國Gordon College (USA)之East West Institute of International Studies之創辦人及董事。多年來，彼亦擔任多間社會及慈善機構之董事。

DIRECTORS AND SENIOR MANAGEMENT PROFILES
董事及高層管理人員簡介

Ying Kwan CHEUNG, FCCA, CPA, aged 49, has been an Independent Non-executive Director of the Company since November 2005 and is a member of the Audit Committee and a member of the Remuneration Committee of the Company. He is a finance manager of Carling Technology Limited and has over 22 years of experience in financial management for a number of corporations and listed companies. He is a fellow member of the Association of Chartered Certified Accountants and an associate member of the Hong Kong Institute of Certified Public Accountants.

張應坤，FCCA、CPA，49歲，彼自二零零五年十一月起擔任本公司之獨立非執行董事，並為本公司審核委員會及薪酬委員會成員。彼為Carling Technology Limited之財務經理，並於多間企業及上市公司之財務管理領域積逾22年經驗。張先生為英國特許公認會計師資深會員及香港會計師公會會員。

NON-EXECUTIVE DIRECTOR

Kam Har YUE, aged 76, was involved in the policy making of the Group from 1962 to December 1989. She has been redesignated as a Non-executive Director of the Company since then to scrutinise the performance of management of the Company. She has over 34 years' experience in trading and distribution of consumer products. Ms. YUE is the spouse of Mr. Wing Sum LEE, who is the former Director and Honorary Chairman of the Company and the mother of Dr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE, both of whom are Executive Directors of the Company.

非執行董事

余金霞，76歲，自一九六二年至一九八九年十二月一直參與本集團之決策事宜，此後改任本公司之非執行董事，負責監察本公司管理層表現。彼於貿易及分銷消費者產品擁有逾34年經驗。余女士乃本公司前任董事兼榮譽主席李永森先生之配偶，並為本公司執行董事李文輝博士及李文彬先生之母親。

SENIOR MANAGEMENT

Herbert ADAMCZYK, aged 68, is the Managing Director of Technorient Limited, a subsidiary of our Group, and the Director and Chief Operating Officer of China Premium Lifestyle Enterprise, Inc., an associated company of the Group. He is also the Managing Director of Auto Sportiva Limited, Noble Brand Investments Limited, Keyforce Holdings Limited and King Express Group Limited, which are subsidiaries of the Group engaged in "Alfa Romeo" and "Fiat" vehicles, motor yachts and helicopters trade respectively. He has 44 years' experience in the automotive trade in Hong Kong. He has a motor engineering background and has been with the Technorient Group for 26 years. He is an Executive Committee member of the Motor Traders Association of Hong Kong.

高層管理人員

Herbert ADAMCZYK（夏德成），68歲，本集團之附屬公司勵安有限公司之董事長，並為本集團之聯營公司China Premium Lifestyle Enterprise, Inc.之董事兼營運總裁。彼亦為經營「愛快•羅蜜歐」和「Fiat」汽車、機動遊艇及直昇機之本集團附屬公司愛快汽車有限公司、力保派有限公司、堅榮控股有限公司及兆洋集團有限公司之董事長。彼於香港汽車貿易累積44年經驗。彼擁有汽車工程學歷，已任職勵安集團26年。彼為香港汽車商會之執行委員會成員。

DIRECTORS AND SENIOR MANAGEMENT PROFILES
董事及高層管理人員簡介

Powell Kwok Chuen CHEUNG, MBA, aged 45, is the Deputy Director-Group Marketing of Wo Kee Hong Limited. He is also the directors of various subsidiaries of the Group. He has 20 years' sales and marketing experience in both industrial and consumer products. He has been with the Group for 17 years.

張國存，MBA，45歲，和記電業有限公司之集團市務副董事，並為本集團多間附屬公司之董事。彼於工業及消費產品方面擁有20年銷售及推銷經驗。彼已任職本集團17年。

Kwang Liang CHIA, BSBA (Hons), aged 48, is a Director and General Manager of the subsidiary companies of the Group in Singapore. He also oversees the operation of the companies of the Group in Malaysia. He has over 22 years' corporate and financial management experience and has been with the Group for 15 years. Prior to joining the Group, he worked in KPMG Peat Marwick as an auditor for 5 years and a multinational company for 3 years. He is also an officer of the Singapore Arm Forces.

Kwang Liang CHIA（謝光亮），BSBA (Hons)，48歲，兼任多間本集團於新加坡之附屬公司董事及總經理。同時彼亦主管本集團多間馬來西亞公司之營運。彼於企業及財務管理方面擁有逾22年經驗，在本集團已任職15年。彼在加入本集團前，於KPMG Peat Marwick擔任核數師5年及於一間跨國公司工作3年。彼亦為新加坡武裝部隊之現役軍官。

John NEWMAN, aged 41, is Deputy Managing Director of Auto Italia Limited, a subsidiary of Technorient Ltd. He has 21 years' experience with blue chip sports and luxury car manufacturers and importers, and was a director of a successful motor racing team in Europe. He holds a Diploma in Business and Finance, is a qualified pilot and a member of the Institute of the Motor Industry in the UK. Experienced in sales, marketing, distribution, dealer development, media communications and customer relationship management, he has been with the Group since 2005.

John NEWMAN，41歲，於勵安有限公司之一間附屬公司快意汽車有限公司擔任副董事總經理。彼於藍籌跑車及豪華汽車製造及進口行業擁有21年經驗，並曾擔任一個成功歐洲賽車隊主管。彼持有商業及財務學文憑，為合資格飛機機師及英國汽車工業學會會員。彼於銷售、市場推廣、分銷、代理商拓展、媒體傳訊及客戶關係管理等領域具有豐富經驗。彼自二零零五年起任職本集團。

Terence Po Sheung WONG, aged 57, is the General Manager of Human Resources and Administration Department of the Group and General Manager of Wo Kee Services Limited – Warehouse Operations Division (previously the General Manager of Wo Kee Services Limited and was appointed in May 2005). He has 38 years' experience in property management, distribution management, after-sales services and logistics management. He had been with the Group for 6 years from 1991 to 1997 prior to his current appointment.

黃寶驤，57歲，本集團人力資源及行政部總經理兼和記電器服務有限公司倉運部總經理（前為和記電器服務有限公司總經理並於二零零五年五月委任）。彼於房地產管理、分銷管理、售後服務及物流管理方面積38年經驗。彼在擔任本職之前，曾於一九九一年至一九九七年期間任職本集團為時六年。

DIRECTORS' REPORT
董事會報告書

The Directors present to shareholders this annual report and audited financial statements for the financial year ended December 31, 2008.

董事向各股東提呈本年報及截至二零零八年十二月三十一日止財政年度之經審核財務報表。

PRINCIPAL ACTIVITIES

The Company acts as an investment holding company.

Its subsidiaries are principally engaged in the import, marketing and distribution of cars and car accessories, motor yachts, helicopters, premium fashion apparels and accessories, air-conditioning and refrigeration products, audio-visual equipment, car audio and electronic products and property investment. The activities and other particulars of the principal subsidiaries are set out in note 51 to the financial statements.

主要業務

本公司為一家投資控股公司。

其附屬公司主要經營入口、市場推廣及分銷汽車及汽車配件、機動遊艇、直升機、高檔時裝及配飾、空調及冷凍產品、影音設備、汽車音響及電子產品與物業投資。各主要附屬公司之業務及其他資料載列於財務報表賬項附註第51項內。

SEGMENTAL INFORMATION

Details of segmental information are set out in note 6 to the financial statements.

分類資料

分類資料詳情載列於財務報表賬項附註第6項。

GROUP RESULTS

The consolidated income statement is set out on page 55 and further analysis is given in the accompanying notes to the financial statements.

集團業績

綜合損益表載列於第55頁，其分析則一併載列於財務報表賬項附註內。

DIVIDENDS

The Directors do not recommend the payment of a final dividend (2007: nil) for the year ended December 31, 2008. No interim dividend was paid during the year (2007: nil).

股息

董事會並不建議就截至二零零八年十二月三十一日止年度派發末期股息(二零零七年：無)。本年內並無派發中期股息(二零零七年：無)。

GROUP FINANCIAL SUMMARY

A summary of the results and of the assets and liabilities of the Group for the last five financial years is set out on page 7.

集團財務摘要

本集團於過去五個財政年度之業績、資產及負債之摘要載列於第7頁內。

SHARE CAPITAL AND SHARE OPTIONS

Details of movements in the share capital of the Company during the year are set out in note 36 to the financial statements.

Information about the share options of the Company and details of movements in the share options of the Company during the year are set out in the "Share Option Information" section in this Annual Report and in note 49 to the financial statements.

股本及優先認股權

本年度本公司股本之變動詳情載列於財務報表賬項附註第36項內。

本年度有關本公司優先認股權資料及授予優先認股權之變動詳情載列於本年報「優先認股權資料」一節內及財務報表賬項附註第49項內。

RESERVES

Details of movements in reserves of the Group and of the Company during the year are set out in the consolidated statement of changes in equity on pages 59 to 60 of this Annual Report and in note 37 to the financial statements respectively.

儲備

本年度本集團及本公司儲備之變動情況分別詳載於本年報第59至60頁之綜合權益變動報表及財務報表賬項附註第37項內。

PROPERTY, PLANT AND EQUIPMENT

Details of movements in property, plant and equipment of the Group and of the Company during the year are set out in note 17 to the financial statements.

物業、廠房及設備

本年度本集團及本公司之物業、廠房及設備之變動情況詳載於財務報表賬項附註第17項內。

DONATIONS

During the year, the Group made charitable and other donations of HK$395,000 (2007: HK$1,209,000).

捐款

本年度本集團之慈善及其他捐款總額為港幣395,000元(二零零七年:港幣1,209,000元)。

BORROWINGS

Details of the Group's borrowings are set out in note 34 to the financial statements. No interest was capitalised by the Group during the year.

貸款

本集團貸款之詳情載列於財務報表賬項附註第34項內,本年度本集團並無將利息資本化。

MAJOR CUSTOMERS AND SUPPLIERS

The Group's five largest suppliers accounted for 35.1% of the Group's purchases during the year, 13.8% being attributable to the largest supplier. The percentage of turnover attributable to the Group's five largest customers is less than 30.0% during the year.

As far as the Directors are aware, no Director of the Company, their associates or any shareholder (who to the knowledge of the Directors owns more than 5% of the Company's share capital) has interest in the Group's five largest suppliers.

主要客戶及供應商

本年度本集團之五大供應商佔本集團採購額之35.1%，其中最大供應商佔13.8%。本年度來自本集團五大客戶之營業額佔本集團總營業額不足30.0%。

據董事所知，概無本公司董事、彼等之聯繫人士或任何股東(據董事知悉擁有本公司股本5%以上)於本集團五大供應商中擁有權益。

CONNECTED TRANSACTIONS

On November 26, 2008, Wo Kee Hong Limited ("WKHL"), a wholly owned subsidiary of the Company, provides a guarantee (the "Guarantee") to a bank to secure a loan granted by the bank to 上海新概念服飾有限公司 (New Conception Fashion Shanghai Co., Ltd.) ("New Conception Shanghai"), a 60% indirectly owned subsidiary of the Company. The loan was for the principal amount of up to the Renminbi equivalent of HK$4 million, bearing normal interest chargeable by the bank. WKHL would charge New Conception Shanghai a fee equivalent to 1% per annum of the amount of the Guarantee in respect of the provision of the Guarantee.

Details of the other connected transactions of the Company during the year are disclosed in "Directors' Interests in Contracts" in this Directors' Report.

During the year under review, the transactions in the ordinary courses of business within the Group which involved the companies in which Dr. Richard Man Fai LEE, Mr. Jeff Man Bun LEE and Ms. Kam Har YUE are directly or indirectly interested are shown in note 40 to the financial statements.

關連交易

於二零零八年十一月二十六日，本公司全資附屬公司和記電業有限公司(「和記電業」)向一間銀行提供一項擔保(「該擔保」)，以就該銀行授予上海新概念服飾有限公司(「上海新概念」)(本公司間接持有60%股權之附屬公司)之貸款作出抵押。貸款額最高為4,000,000港元等值之人民幣金額，按該銀行一般收取之利率計息。和記電業將就提供該擔保收取上海新概念相等於該擔保額年利率1厘之費用。

本年度本公司之其他關連交易之詳情於董事會報告書「董事在合約上之利益」一節內披露。

本年度內，本集團與李文輝博士、李文彬先生及余金霞女士均直接或間接擁有權益之公司所進行之正常商業交易載列於財務報表賬項附註第40項內。

DIRECTORS' REPORT
董事會報告書

DIRECTORS

The Directors of the Company who held office during the year and up to the date of this report are:

Executive Directors

Dr. Richard Man Fai LEE
(Executive Chairman and Chief Executive Officer)
Mr. Jeff Man Bun LEE
Mr. Tik Tung WONG
Mr. Waison Chit Sing HUI

Non-executive Director

Ms. Kam Har YUE

Independent Non-executive Directors

Mr. Boon Seng TAN
Mr. Raymond Cho Min LEE
Mr. Ying Kwan CHEUNG

In accordance with Bye-law No. 99 of the Bye-laws of the Company, Messrs. Boon Seng TAN and Kam Har YUE will retire from office by rotation at the forthcoming Annual General Meeting and, being eligible, shall offer themselves for re-election.

According to the Wo Kee Hong (Holdings) Limited Company Act of Bermuda, 1991, no Director holding the office of chairman or managing director shall be subject to retirement by rotation as provided in the Bye-Laws of the Company. However, in order to comply with Code Provision A.4.2 of the Code on Corporate Governance Practices set out in Appendix 14 to the Rules Governing the Listing Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") that every director, including those appointed for specific term, should be subject to retirement by rotation as least once every three years, Dr. Richard Man Fai LEE, being the Chairman of the Company, will retire voluntarily from office at the forthcoming Annual General Meeting and, being eligible, offer himself for re-election.

董事

本年度內及直至本年報日本公司董事之芳名如下：

執行董事

李文輝博士
（執行主席兼行政總裁）
李文彬先生
汪滌東先生
許捷成先生

非執行董事

余金霞女士

獨立非執行董事

陳文生先生
李卓民先生
張應坤先生

依據本公司之公司細則第99條，陳文生先生及余金霞女士在應屆股東週年大會上輪席告退，惟願意接受膺選連任。

根據百慕達和記行(集團)有限公司一九九一年公司法，擔任主席或董事總經理之董事無須按公司細則輪席告退。但是，為符合香港聯合交易所有限公司證券上市規則(「上市規則」)附錄十四所載之企業管治常規守則第A.4.2條，即每名董事(包括有指定任期的董事)應輪席告退，至少每三年一次，現任公司主席李文輝博士在即將舉行之股東週年大會自願告退，惟願意膺選連任。

DIRECTORS (continued)

The Independent Non-executive Directors ("INEDs") are subject to retirement by rotation in accordance with the Company's Bye-laws. The Company has received from each INED a confirmation of his independence pursuant to the independence assessing factors guidelines set out in Rule 3.13 of the Listing Rules. The Company considers the INEDs to be independent.

董事(續)

獨立非執行董事須依據本公司之公司細則輪席告退。根據上市規則第3.13條獨立性評估因素指引，本公司已收到每位獨立非執行董事確認其乃屬獨立。本公司認為該等獨立非執行董事確屬獨立人士。

DIRECTORS' SERVICE CONTRACTS

None of the Directors who is proposed for re-election at the forthcoming Annual General Meeting has an unexpired service contract with the Company which is not determinable by the Company within one year without payment of compensation, other than statutory compensation.

Dr. Richard Man Fai LEE entered into a service agreement with the Company for a term of 3 years commencing from April 1, 2002 and the appointment continues thereafter unless and until terminated by either party giving to the other 6 months' notice in writing or pay-in-lieu.

Mr. Jeff Man Bun LEE entered into a service agreement with the Company for a term of 1 year commencing from January 21, 2002 and the appointment continues thereafter unless and until terminated by either party giving to the other 3 months' notice in writing or pay-in-lieu.

董事之服務合約

在即將召開之股東週年大會上獲提名連任之董事概無與本公司訂立任何本公司如在一年內終止聘用，必須作出賠償(法定賠償除外)之服務合約。

李文輝博士與本公司訂立為期三年之服務合約，並於二零零二年四月一日開始，且是項委任此後持續有效，除其中一方提前六個月發出書面通知或代通知金予對方終止有關委任為止。

李文彬先生與本公司訂立為期一年之服務合約，並於二零零二年一月二十一日開始，且是項委任此後持續有效，除其中一方提前三個月發出書面通知或代通知金予對方終止有關委任為止。

DIRECTORS' INTERESTS IN SECURITIES

As at December 31, 2008, the interests and short positions of each Director and chief executive of the Company in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) as recorded in the register required to be kept under Section 352 of the SFO; or are required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies, to be notified to the Company and the Stock Exchange are as follows:

董事之證券權益

於二零零八年十二月三十一日，本公司各董事及主要行政人員於本公司或任何相聯法團(定義見證券及期貨條例第XV部)之股份、相關股份及債權證中擁有根據證券及期貨條例第352條須記入登記冊；或根據上市公司董事進行證券交易之標準守則須知會本公司及聯交所之之權益及淡倉如下：

(a) Beneficial interests and short positions in the shares of the Company at December 31, 2008:

(a) 於二零零八年十二月三十一日，於本公司股份之實益權益及淡倉：

	Number of ordinary shares of HK$0.10 each ("Share") 每股面值港幣0.10元普通股股份(「股份」)數目			
Director 董事	Personal interests 個人權益	Family interests 家族權益	Corporate interests 公司權益	Total interests 權益總計
Dr. Richard Man Fai LEE 李文輝博士	2,779,725	–	116,560,284 (note 1) (附註1)	119,340,009
Mr. Jeff Man Bun LEE 李文彬先生	566,280	–	118,295,146 (notes 1 & 2) (附註1及2)	118,861,426
Mr. Tik Tung WONG 汪滌東先生	175,000	–	–	175,000
Mr. Waison Chit Sing HUI 許捷成先生	120,000	–	–	120,000
Mr. Boon Seng TAN 陳文生先生	325,662	–	–	325,662
Mr. Raymond Cho Min LEE 李卓民先生	–	–	2,304,240 (note 3) (附註3)	2,304,240
Ms. Kam Har YUE 余金霞女士	6,251,659	–	116,560,284 (note 1) (附註1)	122,811,943

DIRECTORS' INTERESTS IN SECURITIES (continued)

Notes:

1. The 116,560,284 Shares are held by Modern Orbit Limited, which is wholly owned by Cyber Tower (PTC) Inc. (formerly known as Cyber Tower Inc.) as trustee of The WS Lee Unit Trust. 99% of the units of The WS Lee Unit Trust are held by a discretionary trust of which Mr. Wing Sum LEE's family members including Ms. Kam Har YUE, Dr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE are the beneficiaries. The remaining 1% of the units of The WS Lee Unit Trust is held by Skylink International Asset Corporation, a company incorporated in the British Virgin Islands and owned by Ms. Kam Har YUE, Dr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE.

2. Out of the 118,295,146 Shares, 1,734,862 Shares are held by Fisherman Enterprises Inc., a company incorporated in the British Virgin Islands and wholly owned by Mr. Jeff Man Bun LEE.

3. The 2,304,240 Shares are beneficially owned by ODE Asia Limited, 100% owned by M.W. Lee & Sons Enterprises Limited which is controlled by Mr. Raymond Cho Min LEE.

4. All interests in the shares are long position. None of the Directors held any short position in the Shares.

(b) Beneficial interests and short positions in underlying shares of equity derivatives of the Company at December 31, 2008 are disclosed in the section headed "Share Option Information" of this Annual Report.

董事之證券權益(續)

附註：

1. 該116,560,284股股份由Modern Orbit Limited擁有。Modern Orbit Limited由Cyber Tower (PTC) Inc.(前稱Cyber Tower Inc.),作為The WS Lee Unit Trust之信託人全資擁有。The WS Lee Unit Trust之99%權益由一項全權信託所持有，其受益人為李永森先生之家庭成員，包括余金霞女士、李文輝博士及李文彬先生。The WS Lee Unit Trust其餘1%權益由Skylink International Asset Corporation持有，該公司於英屬處女群島註冊成立，由余金霞女士、李文輝博士及李文彬先生擁有。

2. 該118,295,146股股份當中1,734,862股股份由Fisherman Enterprises Inc.持有，該公司於英屬處女群島註冊成立，由李文彬先生全資擁有。

3. 該2,304,240股股份由M.W. Lee & Sons Enterprises Limited全資擁有之ODE Asia Limited實益擁有，而M.W. Lee & Sons Enterprises Limited則由李卓民先生所控制。

4. 於股份之所有權益均為好倉。概無任何董事於上述股份中持有任何淡倉。

(b) 於二零零八年十二月三十一日，本公司之股票衍生工具之相關股份之實益權益及淡倉在本年報「優先認股權資料」一節內予以披露。

DIRECTORS' INTERESTS IN SECURITIES (continued) 董事之證券權益(續)

(c) Beneficial interests and short positions in shares in associated corporations at December 31, 2008:

(c) 於二零零八年十二月三十一日，於相聯法團之股份之實益權益及淡倉：

Director 董事	Associated corporations in which shares or equity interests are held or interested 持有或擁有股份或股本權益之相關法團	Number of shares or amount of equity interests held or interested in 持有或擁有之股份數目或股本權益數額	Class and/or description of shares 股份類別及／或概況
Ms. Kam Har YUE	Rogers Entertainment International Limited 樂爵士娛樂國際有限公司	34,335	Non-voting deferred shares 無投票權遞延股
	Shinwa Engineering Company, Limited 信和工程有限公司	3,850,000	Non-voting deferred shares 無投票權遞延股
	Wo Kee Hong Limited 和記電業有限公司	8,900 (note 1) (附註1)	Non-voting deferred shares 無投票權遞延股
	Wo Kee Services Limited 和記電器服務有限公司	1 (note 2) (附註2)	Non-voting deferred shares 無投票權遞延股

Notes:

1. 8,500 shares held by Mr. Wing Sum LEE, the spouse of Ms. Kam Har YUE, are included.
2. The 1 share is held by Mr. Wing Sum LEE, the spouse of Ms. Kam Har YUE.
3. All interests in the above shares are long positions. None of the Directors held any short positions in the above shares.

附註：

1. 包括由余金霞女士之配偶李永森先生持有之8,500股股份。
2. 該1股股份由余金霞女士之配偶李永森先生持有。
3. 於上述股份之所有權均為好倉。概無任何董事於上述股份中持有任何淡倉。

DIRECTORS' INTEREST IN ASSETS AND/OR ARRANGEMENT

As at December 31, 2008, save as those disclosed in "Directors' Interests in Contracts" in this Directors' Report, none of the Directors had any other direct or indirect interest in any assets which have been acquired or disposed of by or leased to any members of the Group, or were proposed to be acquired or disposed of by or leased to any member of the Group.

As at December 31, 2008, save as those disclosed in "Directors' Interests in Contracts" in this Directors' Report, there is no other contract or arrangement subsisting in which a Director was materially interested and which was significant in relation to the business of the Group as a whole.

董事於資產及／或安排之權益

截至二零零八年十二月三十一日，除董事會報告書所披露之「董事在合約上之利益」外，並無任何董事於已收購或出售或租賃予本集團任何成員之資產，或於擬收購或出售或租賃予本集團任何成員之任何資產中享有任何其他直接或間接權益。

截至二零零八年十二月三十一日，除董事會報告書所披露之「董事在合約上之利益」外，並無任何董事於本集團整體業務有重要影響之其他合約或安排中享有重大利益。

DIRECTORS' INTERESTS IN CONTRACTS

(a) On January 18, 2008, Wo Kee Hong (B.V.I.) Limited ("WKHBVI"), a wholly-owned subsidiary of the Company, entered into a sale and purchase agreement with Dr. Richard Man Fai LEE, the executive Chairman and Chief Executive Officer and a controlling shareholder of the Company, pursuant to which WKHBVI agreed to acquire the entire issued share capital in Sunny Villa Holdings Limited ("Sunny Villa") and its shareholder's loan in the amount of approximately HK$1.8 million at an aggregate consideration of HK$4.3 million which was settled by internal resources of the Company and paid in cash at completion. Sunny Villa is a property investment company holding nine units on the 7 of floor of a residential building known as Block A, Carlton Heights in Shenzhen, the PRC.

(b) On September 18, 2008, Auto Italia Limited, an approximately 70.50% owned subsidiary of the Company, purchased a unit of vintage Ferrari from Dr. Richard Man Fai LEE, the executive Chairman and Chief Executive Officer and controlling shareholder of the Company, for a cash consideration of HK$4.68 million.

Apart from the foregoing, there were no other contracts of significance in relation to the Group' business, to which the Company or any of its subsidiaries was a party and in which a Director had, whether directly or indirectly, a material interest subsisting at the end of the year or at any time during the year ended December 31, 2008.

董事在合約上之利益

(a) 於二零零八年一月十八日，本公司之全資附屬公司WKH (B.V.I.) Limited (「WKHBVI」)與本公司之執行主席、行政總裁兼控股股東李文輝博士訂立買賣協議，據此WKHBVI同意收購裕寧控股有限公司(「裕寧控股」)之全部已發行股本及其約值港幣1,800,000元之股東貸款，總代價為港幣4,300,000元，代價已由本公司內部資源支付，並於完成時以現金支付。裕寧控股為一間物業投資控股公司，持有九個位於中國深圳加福廣場華爾登府邸A座7層之住宅單位。

(b) 於二零零八年九月十八日，快意汽車有限公司(本公司擁有約70.50%權益之附屬公司)以現金代價港幣4,680,000元向本公司之執行主席、行政總裁兼控股股東李文輝博士購買一輛古董法拉利汽車。

除上述者外，本公司或其任何附屬公司於本年底或截至二零零八年十二月三十一日止年度內任何時間，並無簽訂任何與本集團業務有關而本公司董事在其中直接或間接享有重大利益之其他重要合約。

DIRECTORS' INTERESTS IN CONTRACTS (continued)

Directors' Interests in Competing Business

None of the Directors of the Company (other than INEDs) is interested in any business apart from the Company's business, which competes or is likely to compete, either directly or indirectly, with the Company's business.

Convertible Loan Note

Details of the convertible loan note issued by the Company are shown in note 31 to the financial statements.

Substantial Shareholders

Save as disclosed below and in the section headed "Directors' Interests in Securities", at December 31, 2008, so far as is known to the Directors, no other person had, or was deemed or taken to have an interest or short position of 5% or more of the interests in the Shares or underlying shares of the Company as recorded in the register required to be kept under Section 336 of the SFO:

Beneficial interests and short positions in Shares and underlying shares of equity derivatives of the Company at December 31, 2008:

董事在合約上之利益(續)

董事在競爭行業之權益

除本公司之業務外，本公司各董事(獨立非執行董事除外)概無在任何與本公司業務有直接或間接競爭或可能有競爭之業務中擁有權益。

可換股貸款票據

本公司所發行可換股貸款票據之詳情載於財務報表附註第31項。

本公司之主要股東

除下文所披露者及於「董事之證券權益」一節外，於二零零八年十二月三十一日，就董事所知，概無其他人士於本公司股份或相關股份中擁有或被視為或當作擁有5%或以上之權益或淡倉，而須根據證券及期貨條例第336條記入登記冊之內：

於二零零八年十二月三十一日，於本公司股份及權益衍生工具相關股份之實益權益及淡倉：

Shareholder 股東	Number of Shares 股份數目	Number of underlying shares of equity derivatives 相關權益衍生工具之股份數目	Approximate % of the total issued Shares 佔已發行股本總額之概約百分比
Modern Orbit Limited	116,560,284 (note 1) (附註1)	–	39.64%

DIRECTORS' INTERESTS IN CONTRACTS (continued)

Substantial Shareholders (continued)

Notes:

1. The 116,560,284 Shares are held by Modern Orbit Limited which is wholly owned by Cyber Tower (PTC) Inc. (formerly known as "Cyber Tower Inc.") as trustee of The WS Lee Unit Trust. 99% of the units of The WS Lee Unit Trust are held by a discretionary trust of which Mr. Wing Sum LEE's family members including Ms. Kam Har YUE, Dr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE are the beneficiaries. The remaining 1% of the units of The WS Lee Unit Trust are held by Skylink International Asset Corporation, a company incorporated in the British Virgin Islands and owned by Ms. Kam Har YUE, Dr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE. All of Dr. Richard Man Fai LEE, Mr. Jeff Man Bun LEE and Ms. Kam Har YUE are directors of the Company.

2. All interests in Shares and underlying shares of equity derivatives of the Company are long position. None of the substantial shareholders hold any short positions in the Shares or underlying shares of equity derivatives the Company.

董事在合約上之利益(續)

本公司之主要股東(續)

附註：

1. 該116,560,284股股份由Cyber Tower (PTC) Inc.(前稱Cyber Tower Inc.)以The WS Lee Unit Trust之信託人身份全資擁有Modern Orbit Limited。The WS Lee Unit Trust之99%權益由一項全權信託所持有，其中李永森先生之家庭成員(包括余金霞女士、李文輝博士及李文彬先生)為該全權信託之受益人。The WS Lee Unit Trust其餘1%權益由Skylink International Asset Corporation持有，該公司於英屬處女群島註冊成立，由余金霞女士、李文輝博士及李文彬先生擁有。李文輝博士、李文彬先生及余金霞女士均為本公司董事。

2. 於本公司股份及股本衍生工具之相關股份之所有權益皆為好倉。概無任何主要股東於本公司股份及股本衍生工具之相關股份中持有任何淡倉。

PUBLIC FLOAT

As at the date of this Annual Report, based on information that is publicly available to the Company, the Directors acknowledge that more than 25% of the issued capital of the Company are held by the public.

公眾持股量

於本年報日，本公司依據已公開的資料，董事確認本公司25%以上之已發行股本由公眾持有。

PURCHASE, SALE OR REDEMPTION OF SECURITIES

Details of repurchases by the Company of its own shares during the years are set out in note 36 to the financial statements. The repurchases were made for the purpose of enhancing the net asset value per share of the Company.

Save as disclosed above, there was no purchase, sale or redemption of the Company's listed securities of the Company or its subsidiaries during the year.

買賣或贖回證券

本年度內，本公司回購股份之詳情載於財務報表附註第36項。回購股份乃旨在增強本公司每股股份之淨資產價值。

除上文所披露者，本公司及其附屬公司於本年度概無購買、出售或贖回本公司之上市證券。

PRE-EMPTIVE RIGHTS

There are no provisions for pre-emptive rights under the Company's Bye-laws or the laws in Bermuda although there are no restrictions against such rights under the laws in Bermuda.

先買權

儘管百慕達法例在先買權上並無設立限制，本公司之公司細則及百慕達法例並無有關先買權之條文。

AUDITORS

The financial statements for the year were audited by HLB Hodgson Impey Cheng who will retire at the forthcoming Annual General Meeting and being eligible, offer themselves for re-appointment.

核數師

本年度之財務報表由國衛會計師事務所審核，該核數師將在應屆股東週年大會任滿告退，惟願意接受膺選再獲委任。

For and on behalf of the Board of Directors

承董事會命

Dr. Richard Man Fai LEE
Executive Chairman & CEO

Hong Kong, March 27, 2009

執行主席兼行政總裁
李文輝博士

香港，二零零九年三月二十七日

CORPORATE GOVERNANCE REPORT
企業管治報告書

Maintaining an effective and solid corporate governance framework is one of the top priorities of the Company. This includes informing our shareholders of our corporate practices in our Annual Report. We have complied with all the provisions of the Code on Corporate Governance Practices (the "CG Code") contained in Appendix 14 of The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the "Listing Rules") throughout the accounting year ended December 31, 2008, except for deviation from Code Provision A.2.1 which is explained in the following relevant paragraphs.

保持一個有效及穩固之企業管治架構乃本公司最優先考慮事項之一。此舉包括於本公司年報中向本公司股東告知本公司企業常規。於截至二零零八年十二月三十一日止會計年度，本公司一直遵守聯合交易所有限公司證券上市規則附錄十四載列之「企業管治常規守則」(「企業管治守則」)全部條文，惟偏離守則條文第A.2.1條。於下文有關段落會說明此項偏離。

The corporate governance principles of the Company emphasize a quality board, sound internal control, and transparency and accountability to all shareholders.

本公司企業管治原則強調高素質之董事會、穩健之內部監控，具透明度，及向全體股東問責。

A. DIRECTORS

A.1 The Board

We are governed by a board of Directors (the "Board") which assumes the responsibility for leadership and control of the Company. Our Directors are collectively responsible for promoting the success of the Company by directing and supervising the affairs of the Company.

A. 董事

A.1 董事會

本公司由負責領導及管理本公司之董事會(「董事會」)管治。本公司董事集體負責指導及監督本公司事務以促使本公司成功。

A. DIRECTORS (continued)

A.1 The Board (continued)

The Board meets regularly, normally four times each year at approximately once every three months and additional meetings will be arranged if and when necessary. Regular Board meetings schedule of each year is normally made available to all Directors members at the beginning of the year and any amendments to this meeting schedule will be notified to Directors at least 14 days before a regular meeting. Special Board meetings will be held as and when necessary. Matters on transactions where Directors are considered having conflict of interests or material interests will not be dealt with by way of written resolutions and a separate Board meeting shall be held where INEDs who have no material interests shall be present in the meeting. In addition, Directors considered having conflict of interests or material interests in the matters before the Board are required to declare their interests and abstain from voting for the relevant resolution.

Appropriate notices are given to all Directors for attending regular Board meetings and other meetings. A package containing agenda and all the relevant information is normally dispatched to the Directors three days in advance of the relevant meetings.

Board meetings involve the active participation, either in person or through electronic means of communication, of a majority of Directors. The Company Secretary assists the Executive Chairman in preparing the meeting agenda, and each Director may request the inclusion of items in the agenda. Directors are also consulted on matters to be included in the agenda for all regular meetings of the Board.

Minutes of the Board meetings are recorded in detail and draft minutes are circulated to all Directors for review and comment before being approved by the Board immediately following the meeting. All the minutes of the meetings are properly kept by the Company Secretary and are available for inspection by the Directors during normal office hours.

A. 董事(續)

A.1 董事會(續)

董事會定期開會，通常每年召開四次，大約每三個月一次。倘若或當有需要時亦另安排會議。每年董事會定期會議時間表通常於年初備妥以提前通知所有董事，該開會時間表之任何修訂均將於有關定期會議舉行前最少14天通知董事。有需要時將舉行特別董事會會議。當董事被認為於交易事項有利益衝突或擁有重大利益，該事項不會以書面決議案處理，而須舉行個別董事會會議，在交易中沒有擁有重大利益之獨立非執行董事須出席該會議。此外，當董事被認為與董事會審議事項有利益衝突或擁有重大利益，須申報其利益並放棄有關決議案之投票。

於董事會定期會議及其他會議前均向所有董事發出適當通知。通常於相關會議日期的三天前向董事發出議程及所有相關資料。

董事會會議均由大部份董事親身出席或透過電子通訊方法積極參與。公司秘書協助執行主席準備會議議程，各位董事皆可要求將商討事項列入議程，擬商訂事項在徵詢董事意見後方列入董事會所有定期會議議程。

董事會會議均作詳細記錄。而會議記錄的草稿均先由所有董事傳閱，並表達意見，方於緊隨會議結束後由董事會核准。所有會議記錄由公司秘書妥善保存，並供董事於正常辦公時間查閱。

A. DIRECTORS (continued)

A.1 The Board (continued)

The Board met ten (10) times in 2008. The attendance of individual Director at these Board meetings is as below:

Number of meeting	會議次數	10	
Executive Directors:	*執行董事：*		
Dr. Richard Man Fai LEE	李文輝博士	9/10	90%
Mr. Jeff Man Bun LEE	李文彬先生	8/10	80%
Mr. Tik Tung WONG	汪滌東先生	10/10	100%
Mr. Waison Chit Sing HUI	許捷成先生	7/10	70%
Non-executive Director:	*非執行董事：*		
Ms. Kam Har YUE	余金霞女士	1/10	10%
INEDs:	*獨立非執行董事：*		
Mr. Boon Seng TAN	陳文生先生	4/10	40%
Mr. Raymond Cho Min LEE	李卓民先生	8/10	80%
Mr. Ying Kwan CHEUNG	張應坤先生	10/10	100%
Average attendance rate	平均出席率		71.25%

The Company has also taken out appropriate insurance cover for our Directors in respect of legal actions taken against Directors and officers. The Board reviews the extent of the insurance cover every year.

A.2 Chairman and Chief Executive Officer

Code provision A.2.1 of the CG Code stipulates that the roles of chairman and chief executive officer should be separate and should not be performed by the same individual.

A. 董事(續)

A.1 董事會(續)

二零零八年董事會舉行了十(10)次會議。各董事於該等董事會會議之出席率如下：

本公司亦為其董事購買適當保險，以為董事及高級職員所面對法律行動提供保障。董事會每年檢討保險受保範圍。

A.2 主席及行政總裁

企業管治守則條文第A.2.1條規定，主席與行政總裁的角色應有區分，並不應由一人同時兼任。

A. DIRECTORS (continued)

A.2 Chairman and Chief Executive Officer (continued)

Dr. Richard Man Fai LEE is the Executive Chairman and Chief Executive Officer. The Board considers that this structure will not impair the balance of power and authority between the Board and the management. This is because the Board has adopted clear guideline as to the power and authority of the Board and the management. There is a guideline as to the power and duties of Chief Executive Officer. The details were set out fully in the corporate governance report in 2005 annual report.

In addition, the Board which comprises experienced and high caliber individuals meets regularly to discuss issues and operation of the Group. The Board believes that this structure is conducive to strong and consistent leadership, enabling the Group to make and implement decisions promptly and efficiently.

As Executive Chairman of the Company, Dr. Richard Man Fai LEE has to ensure that all Directors are properly briefed on issues arising at Board meetings and that Directors receive adequate information, which must be complete and reliable, in a timely manner.

A. 董事(續)

A.2 主席及行政總裁(續)

李文輝博士為執行主席兼行政總裁。董事會認為此架構不會影響董事會與管理層之間之權力及授權均衡，因為董事會已就董事會與管理層之權力及職權採納清晰指引。對於行政總裁之權力及職責亦訂有指引。其全文已刊載於二零零五年年報的企業管治報告內。

此外，由擁有經驗及才幹之人士組成之董事會定期開會討論本集團之業務及運作。董事會相信，此結構有助於加強及維持一致之領導，使本集團得以迅速和有效地制定及實施決策。

作為本公司執行主席，李文輝博士須確保所有董事能妥善地獲得董事會會議上討論問題之通報，所有董事能收到充分及適時資料，而該等資料必須完整可靠。

A. DIRECTORS (continued)

A.3 Board composition

Currently, the Board comprises eight Directors, including four Executive Directors, one Non-executive Director and three INEDs. The Listing Rules require every listed issuer to have at least three INEDs, at least one of whom must have appropriate professional qualifications, or accounting or related financial management expertise. Mr. Ying Kwan CHEUNG, one of the INEDs, is a fellow member of the Association of Chartered Certified Accountants and an associate member of the Hong Kong Institute of Certified Public Accountants. Each of the three INEDs has confirmed his independence in accordance with Rule 3.13 annually.

Two of the four Executive Directors and the non-executive Director are family members. Dr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE, both of whom are Executive Directors, are the sons of Ms. Kam Har YUE, a Non-executive Director and brothers. Save as those disclosed herein, Board members do not have any family, financial or business relations with each other.

The biographies of our Directors are set out in the "Directors and Senior Management Profiles" section in this Annual Report. Details of the biography of the Directors seeking re-election at the forthcoming Annual General Meeting to be held on May 18, 2009 are set out in the circular issued by the Company on or about April 15, 2009 sent to shareholders together with this Annual Report. The Company also maintains on its website, http://www.wokeehong.com.hk, an update biography of the Directors.

A. 董事(續)

A.3董事會之組成

現時董事會由八名董事組成，其中執行董事四人，非執行董事一人，獨立非執行董事三人。上市規則要求每個上市發行人至少擁有三名獨立非執行董事，其中至少一人必須擁有適當專業資格或會計或相關財務管理專業技能。獨立非執行董事張應坤先生為英國特許公認會計師公會資深會員及香港會計師公會會員。三名獨立非執行董事每年均各自按照規則第3.13條，確認其獨立性。

四名執行董事的其中兩位及一位非執行董事為家族成員關係。李文輝博士及李文彬先生(均為執行董事)乃為余金霞女士(非執行董事)的兒子，互為兄弟關係。除於此披露者外，董事會成員之間並無任何家族、財務或業務關係。

本公司董事之履歷載於本年度報告「董事及高層管理人員簡介」一節。擬於應屆股東週年大會(二零零九年五月十八日舉行)膺選連任之董事之履歷詳情刊載於本公司約於二零零九年四月十五日刊發，並與本年報一併寄發予股東之通函內。本公司亦於其網頁http://www.wokeehong.com.hk上載有董事履歷最新資料。

A. DIRECTORS (continued)

A.4 Appointments, re-election and removal of Directors

Non-executive Directors of the Company are appointed for a specific term of two years, subject to re-election in accordance with the Bye-laws of the Company. All Directors, including those appointed for a fixed term, except for Dr. Richard Man Fai LEE, the Executive Chairman and Chief Executive Officer of the Company, are subject to the retirement by rotation provisions in the Bye-laws of the Company.

A Director appointed by the Board to fill a casual vacancy or as an addition shall hold office until the next general meeting.

According to the Wo Kee Hong (Holdings) Limited Company Act, 1991, no director holding the office of chairman or managing director shall be subject to retirement by rotation as provided in the Bye-laws of the Company. In order to comply with Code Provision A.4.2 of the CG Code that every director should be subject to retirement by rotation at least once every three years, Dr. Richard Man Fai LEE, the Executive Chairman and Chief Executive Officer of the Company, sent confirmation to the Company that he would voluntarily retire from his directorship at future annual general meetings of the Company at least once every three years, and being eligible for re-election, would offer himself for re-election at the relevant general meetings.

The Board has not established a Nomination Committee for reviewing new appointment of Directors and senior executives and management succession plan for Executive Directors and senior executives. Any Director can nominate potential Director candidate. The whole Board undertakes the duties collectively of selection and assessment to ensure all candidates to be selected and appointed as a Director must be able to meet the standards set out in Rules 3.08 and 3.09 of the Listing Rules. A candidate who is to be appointed as an INED should also meet the independence criteria set out in Rule 3.13 of the Listing Rules.

A. 董事(續)

A.4 董事之委任、重選和罷免

本公司非執行董事之委任指定任期為兩年，且須根據本公司之公司細則接受重選。所有董事(本公司執行主席兼行政總裁李文輝博士除外)，包括有固定任期之董事，須根據本公司之公司細則之規定輪席告退。

由董事會委任以填補臨時空缺或作新增之董事須任職至下屆股東大會為止。

根據和記行(集團)有限公司一九九一年之公司法，擔任主席或董事總經理職務之董事無須按本公司之公司細則輪席告退。為遵守企業管治守則條文第A.4.2條(即每名董事至少每三年輪席告退一次之規定)，本公司執行主席兼行政總裁李文輝博士已向本公司發出確認函，表示至少每三年於將來之股東週年大會上自願退任，彼有資格重選，亦將於相關股東大會上膺選連任。

董事會尚未成立提名委員會，以審核新董事及高級行政人員之委任以及執行董事及高級行政人員之繼任計劃。任何董事均可提名董事候選人。全體董事會共同承擔遴選及評估責任，以確保所有獲挑選及獲委任為董事之候選人必須能夠符合上市規則第3.08條及第3.09條載列之標準。獲委任為獨立非執行董事之候選人亦須符合上市規則第3.13條載列之獨立性標準。

A. DIRECTORS (continued)

A.5 Responsibilities of Directors

Each newly appointed Director is provided with a package of orientation materials setting out the required duties and responsibilities of Directors under the Listing Rules and other relevant statutory requirements of Hong Kong. Newly appointed Directors are invited to attend a briefing session on directors' duties and responsibility under laws and regulations conducted by legal professional. Our Directors are kept informed on a regular basis on the latest development of any latest changes to the regulatory requirements. All our Directors are encouraged to participate in continuous professional development seminars and/or courses to update their skills and knowledge on the latest development or changes in the relevant statutes, Listing Rules and corporate governance practices.

The functions of Non-executive Directors have included the functions as specified in Code Provision A.5.2(a) to (d) of the CG Code except for the Code Provision A.5.2(c) of the CG Code to the extent that the Company does not have a nomination committee.

The Company has adopted the standard set out in Appendix 10 – Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code"), of the Listing Rules, in relation to the dealings in securities of the Company by the Directors and employees of the Group. Having made specific enquiry of all Directors, during the year ended December 31, 2008, the Directors have complied with the standard set out in the Model Code.

A.6 Supply of and access to information

In respect of regular Board meetings, and so far as practicable in all other cases, an agenda and accompanying board papers are sent in full to all Directors in a timely manner and at least three (3) days before the intended date of a Board meeting, an Audit Committee meeting or a Remuneration Committee meeting.

A. 董事(續)

A.5 董事責任

每名新委任董事均獲得一套職務簡介材料，該等材料載列有關上市規則及香港其他相關法例規定下之董事職責及責任。新獲委任董事將獲邀出席一項由法律專業人士主持之簡介會，以了解董事根據法規之職責及責任。本公司定期通知董事有關任何最新法例規定之最新進展。本公司鼓勵所有董事參加持續專業技能發展研討會及／或課程，以更新其對相關法例、上市規則及企業管治常規之最新發展或修改。

非執行董事之職能包括企業管治守則條文第A.5.2(a)至(d)條指定之職能，惟本公司並無提名委員會，未能符合企業管治守則條文第A.5.2(c)條指定之職能。

本公司已採納上市規則有關本集團董事及僱員買賣本公司證券之上市發行人董事證券交易標準守則(「標準守則」)附錄十載列之標準。本公司已向所有董事作出具體查詢，於截至二零零八年十二月三十一日止年度期間內，董事已遵守標準守則載列之標準。

A.6 資料提供及獲取

就董事會定期召開之會議及在其他情況下(只要實際可行)，會議之議程及相關會議文件全部適時送交全體董事，並至少在預期舉行董事會會議、審核委員會會議或薪酬委員會會議日期的三天前送出。

A. DIRECTORS (continued)

A.6 Supply of and access to information (continued)

The Board and each Director have separate and independent access to the Group's senior management. All Directors are entitled to have access to board papers, minutes and related materials.

A. 董事(續)

A.6 資料提供及獲取(續)

董事會及每名董事均能個別及獨立地接觸本集團高級管理人員。所有董事均有權獲取董事會會議文件、會議記錄及相關材料。

B. REMUNERATION OF DIRECTORS AND SENIOR MANAGEMENT

B.1 The level and make-up of remuneration and disclosure

The Remuneration Committee was established in accordance with the CG Code. The existing members of the Remuneration Committee are Mr. Boon Seng TAN, Mr. Ying Kwan CHEUNG, both of whom are the INEDs and Mr. Tik Tung WONG, an Executive Director. Mr. Boon Seng TAN is the Chairman of the Remuneration Committee. The terms of reference of the Remuneration Committee are adopted with reference to the CG Code, including the specific duties set out in Code Provision B.1.3(a) to (f). During the year, the Remuneration Committee met on two (2) occasions with 100% attendance of all the members.

The Remuneration Committee has adopted a set of policy and guidelines to govern its administration in reviewing, considering and fixing the remuneration packages and benefits of Directors and senior management of the Group. During the year 2008, the Remuneration Committee had:

– reviewed the service agreements of the Executive Directors in accordance with the policy and guidelines adopted by it;

– made recommendations to the Board in relation to the renewal of the service agreements of two Executive Directors;

B. 董事及高級管理人員之薪酬

B.1 薪酬水平、內容及披露

本公司已根據企業管治守則成立薪酬委員會。薪酬委員會現有成員為陳文生先生、張應坤先生(二人均為獨立非執行董事)及汪滌東先生(執行董事),陳文生先生為薪酬委員會主席。薪酬委員會職權範圍是經參考企業管治守則而採納的,其中已包括守則條文第B.1.3(a)至(f)條載列之特定職責。年內,薪酬委員會已會晤了兩次,全體成員均有出席。

薪酬委員會已採納一套政策及指引,以供審核、審議及確定本集團董事及高級管理人員之薪酬及福利。於二零零八年期間,薪酬委員會已:

– 根據其採納之政策及指引審核執行董事之服務協議;

– 就兩名執行董事服務協議之續期向董事會提出建議;

B. REMUNERATION OF DIRECTORS AND SENIOR MANAGEMENT (continued)

B.1 The level and make-up of remuneration and disclosure (continued)

- reviewed and recommended the parameters for determining the Executive Directors' bonus and set up an Executive Directors' bonus payout pool; and

- fixed the payment schedule of non-executive directors' fee.

Full minutes of the Remuneration Committee meetings are kept by the Company Secretary. Draft and final versions of the minutes of the Remuneration Committee meetings are sent to all members of the Remuneration Committee for comments and approval.

B. 董事及高級管理人員之薪酬（續）

B.1 薪酬水平、內容及披露（續）

- 審議並建議釐定執行董事花紅之參數及訂立一個計算執行董事花紅的準則；及

- 制定非執行董事薪酬之支付時間表。

薪酬委員會會議之詳細會議記錄由本公司秘書存置。薪酬委員會會議記錄之初稿及最後版本均送交薪酬委員會全體成員，以徵求其意見及批准。

C. ACCOUNTABILITY AND AUDIT

C.1 Financial reporting

Management shall provide such explanation and information to the Board as will enable the Board to make an informed assessment of the financial and other information put before the Board for approval.

The Directors are responsible for overseeing all financial aspects of the Company and for keeping proper accounting records and preparing accounts of each financial period, which give a true and fair view of the state of affairs of the Group and the results and cash flow for that period. In preparing the accounts for the year ended December 31, 2008, the Directors have:

- approved the adoption of all applicable Hong Kong Financial Reporting Standards which are issued by the Hong Kong Institute of Certified Public Accountants;

C. 問責及核數

C.1 財務報告

管理層須向董事會提供充分的解釋及足夠的資料，讓董事會可以就提交給他們批准的財務及其他資料，作出有根據的評審。

董事負責監督本公司所有財務事項，妥善保管會計記錄並編制各財政期間之賬目，而該等賬目真實公平地反映本集團於該期間的業務狀況、業績及現金流量。編制截至二零零八年十二月三十一日止年度賬目時，董事已：

- 批准採納香港會計師公會頒布之所有可適用香港財務報告準則；

C. ACCOUNTABILITY AND AUDIT (continued)

C.1 Financial reporting (continued)

- selected and applied consistently appropriate accounting policies;
- made judgments and estimates that are prudent and reasonable; and
- prepared the accounts on the on-going concern basis.

The Board is accountable to its shareholders for a clear and balanced assessment of the Company's financial position and prospects. In this regard, the Directors are responsible for presenting a balanced, clear and understandable assessment to annual and interim reports, other price-sensitive announcements and other financial disclosures required under the Listing Rules, and reports to regulators as well as to information required to be disclosed pursuant to statutory requirements. Financial results of the Group are announced in a timely manner in accordance with all statutory requirements, particularly the timeframe stipulated in Rule 13.49(1) and (6) of the Listing Rules and the Directors acknowledge their responsibility for preparing the financial statements of the Group.

The Group's external auditors are HLB Hodgson Impey Cheng (the "Auditors"). The statement of the Auditors about their reporting responsibilities on the financial statements of the Group is set out on pages 53 to 54 of this Annual Report.

For the year ended December 31, 2008, no material uncertainties relating to events or conditions that may cast significant doubt upon the Company's ability to continue as a going concern was reported on by the Auditors.

C. 問責及核數（續）

C.1 財務報告（續）

- 選擇並一貫採用適當之會計政策；
- 作出審慎及合理判斷及評估；及
- 以持續經營為基礎編制賬目。

董事會須清晰及平衡地評審本公司財務狀況及前景，以向其股東負責。在此方面，董事有責任於年報及中期報告中提出平衡、清晰及易明的評估、其他涉及價格敏感資料的通告及根據上市規則須予披露的其他財務資料，及向監管者提交之報告書以至根據法例規定須予披露之資料。本集團財務業績根據所有法例規定及時予以公布，尤其是在上市規則第13.49(1)及(6)條規定的時間內予以公布，而董事承認彼等有編制本集團財務報表之責任。

本集團外聘核數師為國衛會計師事務所（「核數師」）。有關核數師對本集團財務報表申報責任之聲明載於本年報第53至54頁。

於截至二零零八年十二月三十一日止年度，核數師概無呈報可對公司持續經營之能力構成重大疑問之相關重大不確定性。

C. ACCOUNTABILITY AND AUDIT (continued)

C.1 Financial reporting (continued)

During the year 2008, the Auditors have performed audit and non-audit services and their remuneration in respect of audit and non-audit services is HK$650,000 and HK$1,815,000 respectively.

C.2 Internal controls

The Board is responsible for maintaining a sound and effective internal control system to safeguard the Group's assets and shareholders' interests. Such system is designed to manage the risk within an acceptable risk profile and to achieve the business objectives. It aims to provide reasonable but not absolute assurance against material misstatement of management and financial information and records or against financial losses or fraud.

The Board has established an on-going process for identifying, evaluating and managing the significant risks faced by the Group. The key procedures that the Group has established and implemented are summarised as follows:

– Segregation of duties and functions of the respective operational departments of the Group;

– Monitoring the strategic plan and performance;

– Designing an effective accounting and information system;

– Reviewing systems and procedures to identify, measure, manage and control risks including reputation, legal, credit, market and operational risks;

– Handling price-sensitive information by setting out the procedures and policies;

C. 問責及核數(續)

C.1 財務報告(續)

於二零零八年，核數師已提供審核及非審核服務，彼等提供審核及非審核服務之薪酬分別為港幣650,000元及港幣1,815,000元。

C.2 內部監控

董事會負責維持一個健全及有效之內部監控系統，以保障本集團之資產及股東權益。該系統旨在將風險管理於某一可接受之風險範圍內，並達致業務目標。系統旨在對管理及財務信息及記錄之重大錯誤陳述，或財務損失或欺詐，提供合理而非絕對保障。

董事會已制定可確定、評估及管理本集團所面對重大風險之持續程序。本集團所制定及執行之主要程序如下：

– 分隔本集團各經營部門之職責及職能；

– 監察策略方案及表現；

– 設計一套有效之會計及資訊系統；

– 檢討可確定、計量、管理及控制各項風險(包括信譽、法律、信貸、市場及經營風險)之系統及程序；

– 透過訂立程序及政策，以處理價格敏感之資料；

C. ACCOUNTABILITY AND AUDIT (continued)

C.2 Internal controls (continued)

- Updating the internal control manual when there are changes to business environment or regulatory guidelines;
- Reviewing by Audit Committee for the report submitted directly from external consultants; and
- Following up with various departments to ensure timely implementation of the recommendations, and report the status to the management periodically.

Since 2005, the Group has conducted an annual review of the effectiveness of its internal control system covering all material controls, including financial, operational and compliance as well as risk management. The Group has also engaged external consultants with particular experience in the design and implementation of internal control systems to conduct an annual review and make recommendations for improvement and strengthening of the internal control system. Such review is conducted with reference to the principles outlined in Internal Control and Risk Management – A Basic Framework issued by the Hong Kong Institute of Certified Public Accountants. The external consultants have reported an overall satisfaction on the improvements based on last year's recommendations and current internal control system of the Group.

C. 問責及核數(續)

C.2 內部監控(續)

- 當營商環境或規例指引變更時，更新內部監控守則；
- 由審核委員會檢討外部顧問直接呈交之報告；及
- 與不同部門進行跟進，以確保及時執行有關建議，並定期向管理層匯報情況。

本集團自二零零五年起即對內部監控系統進行年度檢討，有關檢討涵蓋所有重要控制，包括財務、經營、合規、及風險管理。本集團亦聘任在設計和推行內部監控系統方面富有經驗的外部顧問進行年度檢討及提出改善及加強內部監控系統之建議。該檢討乃參考香港會計師公會頒布之「內部監控與風險管理－基本架構」所概述之原則進行。外部顧問已就去年建議已作之改進及本集團之現時內部監控系統，作出整體滿意之報告。

C. ACCOUNTABILITY AND AUDIT (continued)

C.2 Internal controls (continued)

Based on the assessments made by the external consultants, the Audit Committee and the Board considered that the key areas of the Group's internal control system are reasonably implemented to prevent material misstatement or loss, safeguard the Group's assets, maintain appropriate accounting records, ensure compliance with applicable laws and regulations, as well as fulfil the requirements of the CG Code regarding internal control systems in general. The Group shall use its best endeavour to implement the recommendations made by the external consultants in order to further improve the internal control system.

C.3 Audit Committee

The Audit Committee was established in December 31, 1998. The Terms of Reference of the Audit Committee are reviewed annually and have included the duties set out in Code Provision C.3.3(a) to (n) of the CG Codes. The existing members of the Audit Committee comprise Mr. Raymond Cho Min LEE, Mr. Boon Seng TAN and Mr. Ying Kwan CHEUNG, all of whom are INEDs. Mr.Ying Kwan CHEUNG, being a fellow member of the Association of Chartered Certified Accountants and an associate member of the Hong Kong Institute of Certified Public Accountants, has the appropriate professional qualification and experience in financial field. Mr. Raymond Cho Min LEE is the Chairman of the Audit Committee.

C. 問責及核數(續)

C.2 內部監控(續)

根據外部顧問之評估，審核委員會及董事會認為本集團內部監控系統之主要環節均已合理落實，可預防重大錯誤陳述或損失、保障本集團資產、維持合適之會計記錄、確保遵守適用法律及規例，並且在整體上符合企業管治守則有關內部監控系統之規定。本集團須竭力落實外部顧問之建議，以進一步改善內部監控系統。

C.3 審核委員會

審核委員會於一九九八年十二月三十一日成立。審核委員會之職權範圍每年均經審議並包括企業管治守則條文第C.3.3(a)至(n)條載列之職責。審核委員會現有成員包括李卓民先生、陳文生先生及張應坤先生，均為獨立非執行董事。張應坤先生為英國特許公認會計師公會資深會員及香港會計師公會會員，擁有適當之財務專業資格及經驗。李卓民先生為審核委員會主席。

C. ACCOUNTABILITY AND AUDIT (continued)

C. 問責及核數(續)

C.3 Audit Committee (continued)

During the year, the Audit Committee has conducted three (3) formal meetings and discharged its responsibilities. Attendance of individual member at the Audit Committee meetings in 2008 is as below:

C.3 審核委員會(續)

年內，審核委員會召開了三次正式會議並履行其責任。二零零八年審核委員會各成員之出席率如下：

Number of meeting	會議次數	3	
Mr. Raymond Cho Min LEE	李卓民先生	2/3	67%
Mr. Boon Seng TAN	陳文生先生	2/3	67%
Mr. Ying Kwan CHEUNG	張應坤先生	3/3	100%
Average attendance rate	平均出席率		78%

The principal duties of the Audit Committee included reviewing the financial controls, internal control and risk management system, annual report and accounts, interim report and accounts.

The following is a summary of the work performed by the Audit Committee during the year 2008:

- met with the external auditors to discuss the general scope of their audit work and the matters related to the audit of the financial statements for the years ended December 31, 2007;
- reviewed the audit issues raised by the external auditors;
- considered and recommended to the Board adoption of new accounting standards;
- reviewed and recommended to the Board for approval of the audit fee proposal for the Group for 2007;
- reviewed the audited accounts and final results announcement for the year 2007;

審核委員會之主要職責包括檢討財務監控、內部監控及風險管理制度、審閱年度報告及賬目、中期報告及賬目。

審核委員會於二零零八年所履行之工作概述如下：

- 會晤外聘核數師，以討論其核數工作之整體範圍及與截至二零零七年十二月三十一日止年度財務報表審核有關之事宜；
- 審閱外聘核數師提出之審核事項；
- 審議並向董事會建議採納新會計準則；
- 審閱並向董事會建議批准二零零七年本集團核數費用建議；
- 審閱二零零七年度經審核賬目及末期業績公告；

C. ACCOUNTABILITY AND AUDIT (continued)

C.3 Audit Committee (continued)

- reviewed the interim report and the interim results announcement for the six months ended June 30, 2008;
- reviewed the effectiveness of internal control system of the Group;
- reviewed and considered the report of the annual internal control review of the Group;
- reviewed the non-audit services provided by the auditors of the Company and assess the independence and objectivity of the external auditors in relation to their provision of non audit services;
- reviewed the related party transactions and Compliance of the relevant Listing Rules and accounting policies in relation thereto;
- reviewed the terms of reference of the Audit Committee; and
- discussed the annual and interim budget of the Group.

All issues raised by the Audit Committee have been addressed by the management. The work and findings of the Audit Committee have been reported to the Board. During the year, no issue that brought to the attention of the management and the Board was of sufficient importance to require disclosure in the Annual Report.

Full minutes of the Audit Committee meetings are kept by the Company Secretary. Draft and final versions of the minutes of the Audit Committee meetings are sent to all members of the Audit Committee for comments and approval. The Interim and Annual Reports of the Company have been reviewed by the Audit Committee.

C. 問責及核數(續)

C.3 審核委員會(續)

- 審閱截至二零零八年六月三十日止六個月中期報告及中期業績公布；
- 審議本集團內部監控系統之有效性；
- 審議並考慮年度內部監控檢討報告；
- 檢討本公司核數師提供之非核數服務並評核外聘核數師提供非核數服務之獨立性及客觀性；
- 審核關連人士交易及遵守相關上市規則及其有關之會計政策；
- 檢討審核委員會之職權範圍；及
- 討論本集團之年度及中期預算案。

管理層已處理審核委員會提出之所有事宜。審核委員會已向董事會報告其工作及調查結果。年內，管理層及董事會所知悉之事宜，其重要程度不足以須於年報內予以披露。

審核委員會會議之詳細會議記錄由本公司秘書存置。審核委員會會議記錄之初稿及最後版本均送交審核委員會全體成員，以徵求其意見及批准。審核委員會已審閱本公司之中期報告及年報。

D. DELEGATION BY THE BOARD

D.1 Management functions

The Board oversees the Company's strategic development and determines the objectives, strategies and policies of the Group. It also monitors and controls operating and financial performance and sets appropriate policies for risk management in pursuit of the Group's strategic objectives, and delegates the implementation of strategies, and day-to-day operation of the Group to the management. The Board is entrusted with certain reserved powers which were fully described in the corporate governance report in the 2005 Annual Report.

D.2 Board committees

Apart from the Audit Committee (particulars are disclosed under C.3) and the Remuneration Committee (particulars are disclosed under B.1), the Board has also established three other committees of the Board, namely the Financial Control Committee, the Executive Directors' Committee and the Operation Review Committee. The composition and functions of the respective board committee were set out in the corporate governance report in the 2005 Annual Report.

E. COMMUNICATION WITH SHAREHOLDERS

E.1 Effective communication

The Company follows the practice that at the annual general meeting, a separate resolution is proposed in respect of each separate issue, including the re-election of Directors. In every annual general meeting of the Company, the Chairmen of the Audit Committee and the Remuneration Committee or the members of the respective committees or their respective appointed delegates are present to answer questions of shareholders.

D. 董事會權力之轉授

D.1 管理功能

董事會監察本公司之策略發展並釐定本集團之目標、策略及政策。其亦監控及控制經營及財務表現並制定風險管理之適當政策，以實現本集團之策略目標，並將本集團實施策略及日常經營之權力轉授予管理層。董事會受託擁有若干保留之權力，有關詳情刊載於二零零五年年報的企業管治報告內。

D.2 董事會轄下之委員會

除審核委員會（詳情載於C.3）及薪酬委員會（詳情載於B.1）外，董事會亦已成立另外三個董事委員會，即財務管理委員會、執行董事委員會及經營審核委員會。各董事會轄下之委員會之組成及職能刊載於二零零五年年報的企業管治報告內。

E. 與股東之溝通

E.1 有效溝通

根據本公司之慣例，於股東週年大會上，將就各個別事宜通過獨立決議案，包括重選董事。於本公司各屆股東週年大會上，審核委員會及薪酬委員會主席或相關委員會之成員或其相關之獲委任代表均出席，以回答股東提出之問題。

E. COMMUNICATION WITH SHAREHOLDERS (continued)

E.2 Voting by poll

The Company informs shareholders of the procedures for demanding a poll by incorporating them in the circular for annual general meetings and special general meetings. In addition, in every general meeting, the chairman of the meeting provides an explanation of the procedures for voting by poll at the commencement of the meeting. The procedures for conducting a poll were incorporated in the circular for the forthcoming Annual General Meeting.

At the 2008 annual general meeting, the Executive Chairman has provided an explanation of the procedures for demanding poll by shareholders at the commencement of the meeting.

E. 與股東之溝通(續)

E.2 以投票方式表決

於有關本公司股東週年大會或股東特別大會之任何通函內，均刊載以投票方式表決之程序，藉以知會股東。此外，於每次股東大會上，大會主席於會議開始時均會解釋以投票方式表決之程序。以投票方式表決之程序已納入應屆股東週年大會之通函。

執行主席已於二零零八年股東週年大會開始時解釋股東要求以投票方式表決之程序。

For and on behalf of the Board of Directors

Dr. Richard Man Fai LEE
Executive Chairman & CEO

Hong Kong, March 27, 2009

代表董事會

執行主席兼行政總裁
李文輝博士

香港，二零零九年三月二十七日

INDEPENDENT AUDITORS' REPORT
獨立核數師報告書

HLB 國衛會計師事務所
Hodgson Impey Cheng

Chartered Accountants
Certified Public Accountants

31/F, Gloucester Tower
The Landmark
11 Pedder Street
Central
Hong Kong

香港
中環
畢打街11號
置地廣場
告羅士打
大廈31樓

TO THE SHAREHOLDERS OF
WO KEE HONG (HOLDINGS) LIMITED
(incorporated in Bermuda with limited liability)

致
和記行(集團)有限公司各股東
(於百慕達註冊成立之有限公司)

We have audited the consolidated financial statements of Wo Kee Hong (Holdings) Limited (the "Company") and its subsidiaries (collectively referred to as the "Group") set out on pages 55 to 193, which comprise the consolidated and company balance sheets as at December 31, 2008, and the consolidated income statement, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

本行已審核列載於第55至第193頁和記行(集團)有限公司(「貴公司」)及其附屬公司(統稱「貴集團」)之綜合財務報表。綜合財務報表包括二零零八年十二月三十一日之綜合及公司資產負債表，以及截至該日止年度之綜合損益表、綜合權益變動表及綜合現金流量表連同主要會計政策摘要及其他附註解釋。

DIRECTORS' RESPONSIBILITY FOR THE CONSOLIDATED FINANCIAL STATEMENTS

The directors of the Company are responsible for the preparation and the true and fair presentation of these consolidated financial statements in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the disclosure requirements of the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

董事就綜合財務報表之責任

貴公司之董事須根據由香港會計師公會頒布之香港財務報告準則及香港公司條例之披露規定編製及真實與公平地列報該等綜合財務報表。此責任包括設計、實施及維持與編製及真實而公平地列報綜合財務報表相關的內部監控，以使綜合財務報表不存在由於欺詐或錯誤而導致的重大錯誤陳述；選擇及應用適當之會計政策，及按情況下作出合理之會計估計。

INDEPENDENT AUDITORS' REPORT
獨立核數師報告書

AUDITORS' RESPONSIBILITY

Our responsibility is to express an opinion on these consolidated financial statements based on our audit and to report our opinion solely to you, as a body, in accordance with Section 90 of the Bermuda Companies Act, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and true and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and of the Group as at December 31, 2008 and of the Group's loss and cash flows for the year then ended in accordance with Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

HLB Hodgson Impey Cheng
Chartered Accountants
Certified Public Accountants

Hong Kong, March 27, 2009

核數師之責任

本行之責任是根據本行之審核，對該等綜合財務報表提出意見，並根據百慕達公司法第90條，僅向全體股東報告本行之意見，除此以外，本報告不可用作其他用途。本行概不就本報告內容向任何其他人士承擔或負上任何責任。本行乃根據香港會計師公會頒布之香港審計準則進行審核工作。該準則要求本行遵守道德規範，並策劃及執行審核，以合理確定該等綜合財務報表是否不存在任何重大錯誤陳述。

審核涉及執行程序以取得與綜合財務報表所載數額及披露事項有關之審核憑證。所選用之程序由核數師作判斷，包括評估由於欺詐或錯誤而導致綜合財務報表存有重大錯誤陳述的風險。當核數師作出該等風險評估時，會考慮與該公司編製及真實與公平地列報綜合財務報表相關之內部監控，以設計適合當時情況之審核程序，但不會就公司之內部控制之成效發表意見。審核亦包括評價董事所採用之會計政策是否合適，及所作出之會計估計是否合理，以及評價綜合財務報表之整體呈列方式。

本行相信本行得到足夠及適當之審核憑證以作為提供該審核意見之基礎。

意見

本行認為，該等綜合財務報表已根據香港財務報告準則真實與公平地反映貴公司及貴集團於二零零八年十二月三十一日之財政狀況及貴集團於截至該日止年度之虧損及現金流量，並已按照香港公司條例之披露規定妥善編製。

國衛會計師事務所
英國特許會計師
香港執業會計師

香港，二零零九年三月二十七日

CONSOLIDATED INCOME STATEMENT
綜合損益表

For the year ended December 31, 2008
截至二零零八年十二月三十一日止年度

		Notes 附註	2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元
Turnover	**營業額**	5	**1,308,229**	1,153,201
Cost of sales	銷售成本		**(1,059,901)**	(938,222)
Gross profit	毛利		**248,328**	214,979
Other operating income	其他營業收入	7	**16,863**	4,479
Distribution costs	分銷成本		**(103,520)**	(72,125)
Administrative expenses	行政費用		**(182,479)**	(145,220)
Fair value (losses)/gains on investment properties	投資物業公平值（虧損）／收益	16	**(641)**	2,022
Write-down of properties held for sale to net realisable value	持作出售物業減值至可變現淨值		**(2,250)**	–
(Loss)/profit from operations	**經營（虧損）／盈利**	8	**(23,699)**	4,135
Finance costs	財務費用	9	**(8,298)**	(14,355)
Impairment on available-for-sale financial assets	可供出售金融資產之減值	27	**(9,000)**	(6,000)
Provision for guarantee	擔保撥備	14	**(950)**	(7,500)
Transaction costs for a terminated acquisition	一項終止收購之交易成本	15	**(6,008)**	–
Gain on disposal of subsidiaries	出售附屬公司之收益	39	**–**	76,021
Loss on disposal of an associate	出售一間聯營公司之虧損	22	**–**	(1,968)
Share of results of associates	應佔聯營公司業績	22	**(18)**	(1,169)
Share of result of a jointly controlled entity	應佔一間共同控制實體業績	23	**(3,000)**	–
(Loss)/profit before tax	**除税前（虧損）／盈利**		**(50,973)**	49,164
Income tax expenses	所得税開支	10	**(8,079)**	(6,256)
(Loss)/profit for the year	**本年度（虧損）／盈利**		**(59,052)**	42,908
Attributable to:	**應佔：**			
Equity holders of the Company	本公司權益持有人		**(68,869)**	35,677
Minority interests	少數股東權益		**9,817**	7,231
			(59,052)	42,908
(Loss)/earnings per share attributable to equity holders of the Company – Basic and diluted (restated)	**本公司權益持有人應佔之每股（虧損）／盈利 －基本及攤薄（重列）**	11	**HK$(0.23)港元**	HK$0.13港元

The accompanying notes on pages 63 to 193 form an integral part of these financial statements.

於第63至第193頁之附註為本財務報表之不可分割部份。

CONSOLIDATED BALANCE SHEET
綜合資產負債表

At December 31, 2008
於二零零八年十二月三十一日

		Notes 附註	2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元
Non-current assets	**非流動資產**			
Investment properties	投資物業	16	**17,000**	9,600
Property, plant and equipment	物業、廠房及設備	17	**56,415**	44,541
Prepaid lease payments	預付租賃款項	18	**26,712**	1,558
Goodwill	商譽	19	**31,611**	2,787
Interests in associates	於聯營公司之權益	22	**95**	–
Interest in a jointly controlled entity	於一間共同控制實體之權益	23	**–**	–
Available-for-sale financial assets	可供出售之金融資產	27	**21,527**	30,527
Deferred tax assets	遞延税項資產	35	**10**	16
			153,370	89,029
Current assets	**流動資產**			
Inventories	存貨	24	**234,664**	124,993
Properties held for sale, at net realisable value	持作出售物業之可變現淨值		**21,150**	23,400
Trade and other receivables	貿易往來及其他應收賬款	25	**249,504**	185,075
Derivative financial instruments	衍生金融工具	44	**98**	–
Amounts due from associates	應收聯營公司款項	26	**39,834**	14,260
Amount due from a jointly controlled entity	應收一間共同控制實體款項	26	**2,119**	–
Other financial assets at fair value through profit or loss	其他以公平值計入損益的金融資產	28	**6**	17
Cash and cash equivalents	現金及現金等值項目	29	**164,030**	363,949
			711,405	711,694
Current liabilities	**流動負債**			
Trade and other payables	貿易往來及其他應付賬款	30	**330,489**	243,956
Bills payables	應付票據		**14,383**	36,758
Tax payables	應繳税項		**2,418**	162
Amounts due to related companies	應付關聯公司款項	32	**944**	1,343
Convertible loan note	可換股貸款票據	31	**–**	30,207
Obligations under finance leases – due within one year	一年內到期之融資租賃債務	33	**–**	936
Borrowings – due within one year	一年內到期之貸款	34	**152,919**	70,827
			501,153	384,189
Net current assets	**流動資產淨值**		**210,252**	327,505
Total assets less current liabilities	**資產總值減流動負債**		**363,622**	416,534

CONSOLIDATED BALANCE SHEET (CONTINUED)
綜合資產負債表(續)

At December 31, 2008
於二零零八年十二月三十一日

		Notes 附註	2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元
Non-current liabilities	**非流動負債**			
Obligations under finance leases – due after one year	一年後到期之融資租賃債務	33	**–**	168
Borrowings – due after one year	一年後到期之貸款	34	**37,709**	13,506
Deferred tax liabilities	遞延稅項負債	35	**12**	6
			37,721	13,680
Net assets	**資產淨值**		**325,901**	402,854
Capital and reserves	**資本及儲備**			
Share capital	股本	36	**29,403**	255,314
Reserves	儲備		**275,690**	125,064
Equity attributable to equity holders of the Company	本公司權益持有人應佔權益		**305,093**	380,378
Minority interests	少數股東權益		**20,808**	22,476
Total equity	**總權益**		**325,901**	402,854

The accompanying notes on pages 63 to 193 form an integral part of these financial statements.

於第63至第193頁之附註為本財務報表之不可分割部份。

The financial statements on pages 55 to 193 were approved and authorised for issue by the Board of Directors on March 27, 2009 and are signed on its behalf by:

於第55至第193頁之財務報表經董事會於二零零九年三月二十七日批准及授權刊發並由下列董事代表董事會簽署：

Director
董事

Director
董事

BALANCE SHEET
資產負債表

At December 31, 2008
於二零零八年十二月三十一日

		Notes 附註	**2008 二零零八年 HK$'000 港幣千元**	2007 二零零七年 HK$'000 港幣千元
Non-current assets	**非流動資產**			
Property, plant and equipment	物業、廠房及設備	17	**794**	560
Investments in subsidiaries	於附屬公司之投資	21	**266,213**	271,075
			267,007	271,635
Current assets	**流動資產**			
Trade and other receivables	貿易往來及其他應收賬款		**5,209**	726
Amounts due from subsidiaries	應收附屬公司款項	26	**60,216**	36,918
Amounts due from associates	應收聯營公司款項	26	**197**	114
Amount due from a jointly controlled entity	應收一間共同控制實體款項	26	**195**	–
Other financial assets at fair value through profit or loss	其他以公平值計入損益的金融資產	28	**6**	17
Cash and cash equivalents	現金及現金等值項目		**315**	318
			66,138	38,093
Current liabilities	**流動負債**			
Trade and other payables	貿易往來及其他應付賬款		**1,213**	4,092
Amounts due to subsidiaries	應付附屬公司款項	26	**293,322**	180,127
Amounts due to related companies	應付關聯公司款項	32	**441**	441
Convertible loan note	可換股貸款票據	31	**–**	30,207
Financial guarantee contracts	財務擔保合約		**3,445**	8,307
			298,421	223,174
Net current liabilities	**流動負債淨額**		**(232,283)**	(185,081)
Net assets	**資產淨值**		**34,724**	86,554
Capital and reserves attributable to equity holders of the Company	**本公司權益持有人應佔資本及儲備**			
Share capital	股本	36	**29,403**	255,314
Reserves	儲備	37	**5,321**	(168,760)
Total equity	**總權益**		**34,724**	86,554

The financial statements on pages 55 to 193 were approved and authorised for issue by the Board of Directors on March 27, 2009 and are signed on its behalf by:

於第55至第193頁之財務報表經董事會於二零零九年三月二十七日批准及授權刊發並由下列董事代表董事會簽署：

Director
董事

Director
董事

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
綜合權益變動報表

For the year ended December 31, 2008
截至二零零八年十二月三十一日止年度

		Attributable to equity holders of the Company 本公司權益持有人應佔										
		Share capital 股本 HK$'000 港幣千元	Share premium 股份溢價 HK$'000 港幣千元	Capital redemption reserve 資本購回儲備 HK$'000 港幣千元	Share options reserve 優先認股權儲備 HK$'000 港幣千元	Exchange reserve 匯兌儲備 HK$'000 港幣千元	Equity component of convertible loan note 可換股貸款票據之權益部份 HK$'000 港幣千元	Contributed surplus 繳入盈餘 HK$'000 港幣千元	Other reserve 其他儲備 HK$'000 港幣千元 (note) (附註)	(Accumulated losses)/ Retained profits (累計虧損)/保留溢利 HK$'000 港幣千元	Minority interests 少數股東權益 HK$'000 港幣千元	Total 合計 HK$'000 港幣千元
At January 1, 2007	於二零零七年一月一日	221,615	-	916	-	(4,155)	185	-	151,236	(65,821)	15,003	318,979
Exchange differences arising on translation of financial statements of overseas operations not recognised in the income statement	換算未於損益表確認的海外業務財務報表產生之匯兌差額	-	-	-	-	(15)	-	-	-	-	242	227
Recognition of equity-settled share based payment	確認以權益結算並以股份付款	-	-	-	2,153	-	-	-	-	-	-	2,153
Net income recognised directly in equity	直接於權益內確認之收入淨額	-	-	-	2,153	(15)	-	-	-	-	242	2,380
Profit for the year	本年度盈利	-	-	-	-	-	-	-	-	35,677	7,231	42,908
Total recognised income for the year	本年度確認收入總額	-	-	-	2,153	(15)	-	-	-	35,677	7,473	45,288
Issue of shares upon exercise of share options	於行使優先認股權時發行股份	2,433	226	-	(72)	-	-	-	-	-	-	2,587
Issue of shares upon acquisition of available –for-sale financial assets	於收購可供出售金融資產時發行股份	31,266	4,734	-	-	-	-	-	-	-	-	36,000
Lapse of share options	優先認股權失效	-	-	-	(64)	-	-	-	-	64	-	-
At December 31, 2007 and January 1, 2008	**於二零零七年十二月三十一日及二零零八年一月一日**	**255,314**	**4,960**	**916**	**2,017**	**(4,170)**	**185**	**-**	**151,236**	**(30,080)**	**22,476**	**402,854**
Exchange differences arising on translation of financial statements of overseas operations not recognised in the income statement	換算未於損益表確認的海外業務財務報表產生之匯兌差額	-	-	-	-	(15)	-	-	-	-	230	215
Net income recognised directly in equity	直接於權益內確認之收入淨額	-	-	-	-	(15)	-	-	-	-	230	215
(Loss)/profit for the year	本年度(虧損)/盈利	-	-	-	-	-	-	-	-	(68,869)	9,817	(59,052)
Total recognised income for the year	本年度確認收入總額	-	-	-	-	(15)	-	-	-	(68,869)	10,047	(58,837)
Redemption of convertible loan note	贖回可換股貸款票據	-	-	-	-	-	(185)	-	-	185	-	-
Arising from capital reduction	削減股本產生	(229,782)	-	-	-	-	-	229,782	-	-	-	-
Elimination of accumulated losses upon capital reorganisation	於股本重組時抵銷累計虧損	-	-	-	-	-	-	(229,782)	-	229,782	-	-
Issue of bonus shares	發行紅股	5,106	-	-	-	-	-	-	-	(5,106)	-	-
Increase in minority interest resulting from acquisition of subsidiaries	收購附屬公司導致少數股東權益增加	-	-	-	-	-	-	-	-	-	(11,715)	(11,715)
Cancellation on repurchase of shares	取消購回股份	(1,235)	(4,960)	1,235	-	-	-	-	-	(1,441)	-	(6,401)
Lapse of share options	優先認股權失效	-	-	-	(180)	-	-	-	-	180	-	-
At December 31, 2008	**於二零零八年十二月三十一日**	**29,403**	**-**	**2,151**	**1,837**	**(4,185)**	**-**	**-**	**151,236**	**124,651**	**20,808**	**325,901**

For the year ended December 31, 2008
截至二零零八年十二月三十一日止年度

Included in the above is the Group's share of post-acquisition accumulated losses of associates, as follows:

上表包括本集團應佔聯營公司之收購後累計虧損，詳情如下：

		HK$'000 港幣千元
At January 1, 2007	於二零零七年一月一日	(75,875)
Loss for the year	年內虧損	(1,169)
At December 31, 2007 and January 1, 2008	於二零零七年十二月三十一日及二零零八年一月一日	**(77,044)**
Loss for the year	年內虧損	**(18)**
At December 31, 2008	於二零零八年十二月三十一日	**(77,062)**

Note: The other reserve of the Group was transferred from the share premium account pursuant to the capital re-organisation on September 18, 2002.

附註：本集團之其他儲備乃根據於二零零二年九月十八日進行之股本重組轉撥自股份溢價賬。

CONSOLIDATED CASH FLOW STATEMENT
綜合現金流量表

For the year ended December 31, 2008
截至二零零八年十二月三十一日止年度

		2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元
Operating activities	**經營業務**		
(Loss)/profit before tax	除稅前(虧損)／盈利	**(50,973)**	49,164
Adjustments for:	經作出以下調整：		
Share of results of associates	應佔聯營公司業績	**18**	1,169
Share of result of a jointly controlled entity	應佔一間共同控制實體業績	**3,000**	–
Interest income	利息收入	**(8,812)**	(1,922)
Interest expenses	利息支出	**7,867**	14,013
Finance leases charges	融資租賃費用	**28**	20
Depreciation	折舊	**12,794**	10,754
Amortisation of prepaid lease payments	預付租賃款項攤銷	**306**	5
Gain on disposal of property, plant and equipment	出售物業、廠房及設備之收益	**(1,046)**	(444)
Fair value losses/(gains) on other financial assets at fair value through profit or loss	其他以公平值計入損益的金融資產公平值虧損／(收益)	**11**	(6)
Fair value gains on derivative financial instruments	衍生金融工具公平值收益	**(98)**	(57)
Provision for guarantee	擔保撥備	**950**	7,500
Write-down of properties held for sale to net realisable value	持作出售物業減值至可變現淨值	**2,250**	–
Fair value losses/(gains) on investment properties	投資物業公平值虧損／(收益)	**641**	(2,022)
Gain on disposal of subsidiaries	出售附屬公司之收益	**–**	(76,021)
Loss on disposal of an associate	出售一間聯營公司之虧損	**–**	1,968
Impairment on goodwill	商譽減值	**–**	118
Impairment on available-for-sale financial assets	可供出售金融資產減值	**9,000**	6,000
Share-based payment expenses	股份付款支出	**–**	2,153
Operating cash flows before movements in working capital	**未計營運資金變動前之經營現金流量**	**(24,064)**	12,392
(Increase)/decrease in inventories	存貨(增加)／減少	**(82,774)**	26,026
Increase in trade and other receivables	貿易往來及其他應收賬款增加	**(47,518)**	(36,301)
Increase in amounts due from associates	應收聯營公司款項增加	**(25,574)**	(10,309)
Increase in amount due from a jointly controlled entity	應收一間共同控制實體款項增加	**(2,119)**	–
Increase in trade and other payables	貿易往來及其他應付賬款增加	**16,291**	76,927
Decrease in bills payables	應付票據減少	**(22,375)**	(9,226)
Decrease in amounts due to related companies	應付關聯公司款項減少	**(399)**	(5,571)
Cash (used in)/generated from operations	**經營(所用)／所得現金**	**(188,532)**	53,938
Hong Kong Profits Tax paid	已付香港利得稅	**(4,811)**	(693)
Overseas tax paid	已付海外稅項	**(1,006)**	–
		(5,817)	(693)
Net cash (used in)/generated from operating activities	**經營業務(所用)／所得現金淨額**	**(194,349)**	53,245

CONSOLIDATED CASH FLOW STATEMENT (CONTINUED)
綜合現金流量表(續)

For the year ended December 31, 2008
截至二零零八年十二月三十一日止年度

		2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元
Investing activities	**投資業務**		
Purchase of property, plant and equipment	購買物業、廠房及設備	(50,061)	(32,673)
Proceeds from disposal of property, plant and equipment	出售物業、廠房及設備所得款項	2,734	1,983
Proceeds from disposal of an associate	出售一間聯營公司所得款項	–	6,791
Capital injection to a joint controlled entity	對一間共同控制實體注資	(3,000)	–
Capital injection to an associate	對一間聯營公司注資	(114)	–
Net cash (outflow)/inflow from acquisition of subsidiaries	收購附屬公司現金(流出)/流入淨額	(10,065)	8
Net cash inflow from disposal of subsidiaries	出售附屬公司現金流入淨額	–	352,746
Interest received	已收利息	8,185	1,922
Net cash (used in)/generated from investing activities	**投資業務(所用)/所得現金淨額**	(52,321)	330,777
Financing activities	**融資業務**		
New bank loans	新造銀行貸款	557,194	496,629
New other loans	新造其他貸款	3,392	–
Proceeds from exercise of share options	行使優先認股權所得款項	–	2,587
Payment for repurchase of shares	購回股份付款	(6,402)	–
Repayment of bank loans	償還銀行貸款	(463,725)	(528,963)
Repayment of other loans	償還其他貸款	(8,443)	–
Redemption of convertible loan note	贖回可換股貸款票據	(30,000)	–
Repayment of obligations under finance leases	償還融資租賃債務	(1,109)	(1,404)
Interest paid	已付利息	(10,104)	(13,355)
Finance lease charges paid	已付融資租賃費用	(28)	(20)
Net cash generated from/(used in) financing activities	**融資業務所得/(所用)現金淨額**	40,775	(44,526)
Net (decrease)/increase in cash and cash equivalents	**現金及現金等值項目(減少)/增加淨額**	(205,895)	339,496
Cash and cash equivalents at January 1	**於一月一日之現金及現金等值項目**	363,366	22,023
Effect of foreign currency exchange rate changes	外幣匯率變動之影響	(349)	1,847
Cash and cash equivalents at December 31	**於十二月三十一日之現金及現金等值項目**	157,122	363,366
Analysis of the balances of cash and cash equivalents	**現金及現金等值項目結餘分析**		
Being:	即:		
Cash and cash equivalents	現金及現金等值項目	164,030	363,949
Bank overdrafts	銀行透支	(6,908)	(583)
		157,122	363,366

The accompanying notes on pages 63 to 193 form an integral part of these financial statements.

於第63至第193頁之附註為本財務報表之不可分割部份。

1. GENERAL INFORMATION

The Company is a public limited company incorporated in Bermuda and its shares are listed on the Stock Exchange of Hong Kong Limited (the "Stock Exchange"). The address of the registered office and principal place of business of the Company is disclosed in the corporate information section of the annual report.

The Company is a holding company with major subsidiaries engaged in import, marketing, distribution and after-sales service of high quality, branded products serving customers in the Asian region and, in particular, the markets of People's Republic of China (the "PRC"), Hong Kong, Macau, Singapore and Malaysia. The products include principally cars and car accessories, motor yachts, helicopters, premium fashion apparels and accessories, air-conditioning and refrigeration products, audio-visual equipment, car audio and electronic products, other electronic and electrical products and property investment.

The consolidated financial statements are presented in Hong Kong dollars, which is the same as the functional currency of the Company. These financial statements were approved and authorised for issue by the Board of Directors on March 27, 2009.

1. 一般資料

本公司乃於百慕達註冊成立之公眾有限公司，其股份在香港聯合交易所有限公司(「聯交所」)上市。本公司註冊辦事處及主要經營地點之地址於本年報公司資料部份披露。

本公司為一間控股公司，其主要附屬公司從事優質品牌產品之進口、市場推廣、分銷及售後服務。客戶遍及亞洲地區，並以中華人民共和國(「中國」)、香港、澳門、新加坡及馬來西亞市場為主。提供的產品主要包括汽車及汽車配件、機動遊艇、直升機、高檔時裝及配飾、空調及冷凍產品、影音設備、汽車音響及電子產品、其他電子及電器產品與物業投資。

綜合財務報表以港幣(即本公司之功能貨幣)呈列。財務報表於二零零九年三月二十七日由董事會批准並授權刊發。

2. APPLICATION OF NEW AND REVISED HONG KONG FINANCIAL REPORTING STANDARDS ("HKFRSs")

In the current year, the Group has applied, for the first time, the following of amendments and interpretations (the "new HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA"), which are effective for the Group's financial year beginning January 1, 2008.

HKAS 39 & HKFRS 7 (Amendments)	Reclassification of Financial Assets
HK(IFRIC) – Int 11	HKFRS 2 – Group and Treasury Share Transactions
HK(IFRIC) – Int 12	Service Concession Arrangements
HK(IFRIC) – Int 14	HKAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction

The adoption of the new HKFRSs had no material effect on how the results and financial position for the current or prior accounting periods have been prepared and presented. Accordingly, no prior period adjustment has been required.

The Group has not early applied the following new and revised standards, amendments or interpretations that have been issued but are not yet effective.

2. 應用新訂及經修訂香港財務報告準則(「香港財務報告準則」)

於本年度，本集團首次應用以下香港會計師公會(「香港會計師公會」)頒佈之多項修訂本及詮釋(「新香港財務報告準則」)，該等準則於二零零八年一月一日開始之本集團財政年度生效。

香港會計準則第39號及香港財務報告準則第7號(修訂本)	金融工具的重新分類
香港(國際財務報告詮釋委員會)－詮釋第11號	香港財務報告準則第2號：集團及庫存股份交易
香港(國際財務報告詮釋委員會)－詮釋第12號	服務經營權安排
香港(國際財務報告詮釋委員會)－詮釋第14號	香港會計準則第19號：界定利益資產的限制、最低資金要求和兩者的互動關係

採納新訂香港財務報告準則對現時或以往會計期間之編製及呈列方式並無重大影響。因此，毋須作出前期調整。

本集團並無提早應用以下已頒佈惟未生效之新訂及經修訂準則、修訂本或詮釋。

2. APPLICATION OF NEW AND REVISED HONG KONG FINANCIAL REPORTING STANDARDS ("HKFRSs") (continued)

HKFRSs (Amendments)	Improvements to HKFRSs[1]
HKAS 1 (Revised)	Presentation of Financial Statements[2]
HKAS 23 (Revised)	Borrowing Costs[2]
HKAS 27 (Revised)	Consolidated and Separate Financial Statements[3]
HKAS 32 & 1 (Amendments)	Puttable Financial Instruments and Obligations Arising on Liquidation[2]
HKAS 39 (Amendment)	Eligible hedged items[3]
HKFRS 1 & HKAS 27 (Amendments)	Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate[2]
HKFRS 2 (Amendment)	Vesting Conditions and Cancellations[2]
HKFRS 3 (Revised)	Business Combinations[3]
HKFRS 8	Operating Segments[2]
HK(IFRIC) – Int 13	Customer Loyalty Programmes[4]
HK(IFRIC) – Int 15	Agreements for the Construction of Real Estate[2]
HK(IFRIC) – Int 16	Hedges of a Net Investment in a Foreign Operation[5]
HK(IFRIC) – Int 17	Distribution of Non-cash Assets to Owners[3]

2. 應用新訂及經修訂香港財務報告準則(「香港財務報告準則」)(續)

香港財務報告準則(修訂本)	改善香港財務報告準則[1]
香港會計準則第1號(經修訂)	呈列財務報表[2]
香港會計準則第23號(經修訂)	借貸成本[2]
香港會計準則第27號(經修訂)	綜合及單獨財務報表[3]
香港會計準則第32號及香港會計準則第1號(修訂本)	可沽金融工具及清盤時的義務[2]
香港會計準則第39號(修訂本)	合資格套期項目[3]
香港財務報告準則第1號及香港會計準則第27號(修訂本)	對附屬公司、共同控制實體或聯營公司投資的成本[2]
香港財務報告準則第2號(修訂本)	歸屬條件和註銷[2]
香港財務報告準則第3號(經修訂)	企業合併[3]
香港財務報告準則第8號	經營分部[2]
香港(國際財務報告詮釋委員會)一詮釋第13號	客戶忠誠計劃[4]
香港(國際財務報告詮釋委員會)一詮釋第15號	有關興建房地產的協議[2]
香港(國際財務報告詮釋委員會)一詮釋第16號	對境外業務淨投資的套期[5]
香港(國際財務報告詮釋委員會)一詮釋第17號	向擁有人分派非現金資產[3]

2. APPLICATION OF NEW AND REVISED HONG KONG FINANCIAL REPORTING STANDARDS ("HKFRSs") (continued)

1 Effective for annual periods beginning on or after January 1, 2009 except for the amendments to HKFRS 5, effective for annual periods beginning on or after July 1, 2009

2 Effective for annual periods beginning on or after January 1, 2009

3 Effective for annual periods beginning on or after July 1, 2009

4 Effective for annual periods beginning on or after July 1, 2008

5 Effective for annual periods beginning on or after October 1, 2008

The application of HKFRS 3 (Revised) may affect the accounting for business combination for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after July 1, 2009. HKAS 27 (Revised) will affect the accounting treatment for changes in a parent's ownership interest in a subsidiary. The directors of the Company anticipate that the application of the other new and revised standards, amendments or interpretations will have no material impact on the results and the financial position of the Group.

2. 應用新訂及經修訂香港財務報告準則(「香港財務報告準則」)(續)

1 於二零零九年一月一日或之後開始之年度期間生效，惟對香港財務報告準則第5號的修訂除外，其於二零零九年七月一日或之後開始之年度期間生效。

2 於二零零九年一月一日或之後開始之年度期間生效。

3 於二零零九年七月一日或之後開始之年度期間生效。

4 於二零零八年七月一日或之後開始之年度期間生效。

5 於二零零八年十月一日或之後開始之年度期間生效。

採納香港財務報告準則第3號(經修訂)可能影響到有關收購日期為二零零九年七月一日或之後開始之首個年度報告期初或之後之企業合併的會計處理。香港會計準則第27號(經修訂)將會影響到母公司於附屬公司之擁有權權益變動之會計處理。本公司董事預期應用其他新訂及經修訂準則、修訂本或詮釋不會對本集團之業績及財務狀況產生重大影響。

3. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRSs"), which term collectively included Hong Kong Accounting Standards ("HKASs") and Interpretations (the "Interpretations") issued by the HKICPA, accounting principles generally accepted in Hong Kong and the disclosure requirements of the Hong Kong Companies Ordinance and the applicable disclosure requirements of the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules").

Basis of preparation

The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, financial assets and liabilities at fair value through profit or loss (including derivative financial instruments) and investment properties, which are carried at fair value.

The preparation of consolidated financial statements in conformity with HKFRSs requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group's accounting policies.

3. 主要會計政策

綜合財務報表乃依據香港會計師公會頒佈之香港財務報告準則(「香港財務報告準則」，亦包含香港會計準則(「香港會計準則」)及其詮釋(「詮釋」))、香港普遍接納之會計原則，香港公司條例之披露要求及聯交所證券上市規則(「上市規則」)之適用披露要求編製。

編製基準

綜合財務報表按歷史成本慣例編製，並就可供出售金融資產之重估、以公平值計入損益之金融資產及金融負債(包括衍生金融工具)及以公平值入賬之投資物業而作出修訂。

依據香港財務報告準則編製綜合財務報表，須採用若干關鍵會計估計。亦要求管理層於應用本集團會計政策時運用其判斷。

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to December 31 each year. Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by other members of the Group.

All intra-group transactions, balances, income and expenses are eliminated on consolidation.

Minority interests in the net assets of consolidated subsidiaries are presented separately from the Group's equity therein. Minority interests in the net assets consist of the amount of those interests at the date of the original business combination and the minority's share of changes in equity since the date of the combination. Losses applicable to the minority in excess of the minority's interest in the subsidiary's equity are allocated against the interests of the Group except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses.

3. 主要會計政策(續)

綜合基準

綜合財務報表包括本公司及其附屬公司截至每年十二月三十一日之財務報表。當本公司有權監管附屬公司之財務及營運政策以獲取商業利益時，控制權已確立。

本年度內被收購或出售之附屬公司業績已包括在綜合損益表內，由其購入生效日期起或截至其出售生效日期(倘適用)止計算在內。

必要時，將調整附屬公司之財務報表，以令彼等之會計政策與本集團其他成員所採用者一致。

所有集團內公司間交易、結餘，收入及支出概於綜合時對銷。

就經綜合計算附屬公司，於彼等資產淨值之少數股東權益與本集團之權益分開呈列。資產淨值內少數股東權益包括於原始業務合併日期之權益，及自合併日期起少數股權之變化。少數股東應佔且數額超逾少數股東於附屬公司權益之虧損，乃針對本集團之權益進行分配，惟少數股東有具約束力責任並能夠作出額外投資彌補虧損之情形除外。

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Business combinations

The acquisition of businesses is accounted for using the purchase method. The cost of the acquisition is measured at the aggregate of the fair values, at the date of exchange, of assets given, liabilities incurred or assumed, and equity instruments issued by the Group in exchange for control of the acquiree, plus any costs directly attributable to the business combination. The acquiree's identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under HKFRS 3 Business Combinations are recognised at their fair values at the acquisition date, except for non-current assets (or disposal groups) that are classified as held for sale in accordance with HKFRS 5 Non-current Assets Held for Sale and Discontinued Operations, which are recognised and measured at fair value less costs to sell.

Goodwill arising on acquisition is recognised as an asset and initially measured at cost, being the excess of the cost of the business combination over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognised. If, after reassessment, the Group's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities exceeds the cost of the business combination, the excess is recognised immediately in profit or loss.

The interest of minority shareholders in the acquiree is initially measured at the minority's proportion of the net fair value of the assets, liabilities and contingent liabilities recognised.

3. 主要會計政策(續)

業務合併

收購附屬公司採用收購法入賬。收購成本乃按本集團為換取被收購方控制權而給予之資產、所產生或承擔之負債及發行之股本工具於交換當日之公平值總額,另加應佔業務合併之任何直接成本計量。被收購方符合香港財務報告準則第3號「業務合併」項下確認條件之可識別資產、負債及或然負債按收購當日之公平值確認,惟根據香港財務報告準則第5號「持作出售之非流動資產及已終止業務」分類為持作出售之非流動資產(或出售組合)除外(該等資產按公平值減出售成本確認及計量)。

收購產生之商譽確認為一項資產,並初步按成本計量,指業務合併成本超出本集團所佔已確認可識別資產、負債及或然負債之公平淨值之差額。倘於重新評估後,本集團所佔被收購方可識別資產、負債及或然負債之公平淨值超出業務合併成本,則差額應即時於溢利或虧損內確認。

少數股東所佔之被收購方權益初步按所佔已確認資產、負債及或然負債之公平淨值之比例計量。

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Investments in subsidiaries

Subsidiaries are all entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

Investments in subsidiaries are included in the Company's balance sheet at cost less any identified impairment loss.

Investments in associates

Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights.

The results and assets and liabilities of associates are incorporated in these consolidated financial statements using the equity method of accounting. Under the equity method, investments in associates are carried in the consolidated balance sheet initially at cost as adjusted for the post-acquisition changes in the Group's share of the profit or loss and of changes in equity of the associate, less any identified impairment loss. When the Group's share of losses of an associate equals or exceeds its interest in that associate (which includes any long-term interests that, in substance, from part of the Group's net investment in the associate), the Group discontinues recognising its share of further losses. An additional share of losses is provided for and a liability is recognised only to the extent that the Group has incurred legal or constructive obligation or made payments on behalf of that associate.

3. 主要會計政策(續)

於附屬公司之投資

附屬公司指本集團有權控制其財務及營運政策並一般持有過半數投票權之所有公司(包括特定用途公司)。當評估本集團是否控制另一家公司時,將考慮現時是否存在可行使或可換股的潛在投票權及其影響。

於附屬公司之投資按成本扣除已辨別減值虧損後列入本公司之資產負債表內。

於聯營公司之投資

聯營公司指本集團對其有重大影響力但並無控制權,且一般持有20%至50%投票權之所有公司。

聯營公司之業績,資產及負債乃以會計權益法綜合入綜合財務報表。根據權益法,於聯營公司之投資乃初步按成本於綜合資產負債表中列賬,並就本集團分佔該聯營公司之損益及權益變動之收購後變動作出調整,以及減去任何已識別之減值虧損。當本集團分佔某聯營公司之虧損相等於或超出其於該聯營公司之權益(其包括任何長期權益,而該長期權益實質上構成本集團於該聯營公司之投資淨額之一部份),則本集團不再繼續確認其分佔之進一步虧損。額外分佔之虧損乃被撥備,而負債僅以本集團已產生法定或推定責任或代表該聯營公司作出付款者為限被確認。

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Investments in associates (continued)

Any excess of the cost of acquisition over the Group's share of the net fair value of the identifiable assets, liabilities and contingent liabilities of the associate recognised at the date of acquisition is recognised as goodwill. The goodwill is included within the carrying amount of the investment and is assessed for impairment as part of the investment.

Any excess of the Group's share of the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition, after reassessment, is recognised immediately in profit or loss.

Where a group entity transacts with an associate of the Group, profits and losses are eliminated to the extent of the Group's interest in the relevant associate.

Jointly controlled entity

Joint venture arrangement that involves the establishment of a separate entity in which venturers have joint control over the economic activity of the entity are referred to as jointly controlled entities.

3. 主要會計政策(續)

於聯營公司之投資(續)

收購成本超出於收購當日確認之本集團佔聯營公司可辨別資產、負債及或然負債之公平淨值之差額確認為商譽。商譽納入投資賬面值內並將減值評估為投資之一部份。

本集團佔可辨別資產、負債及或然負債之公平淨值超出收購成本之數額，於評估後即時於損益內確認。

倘與本集團之一間聯營公司進行一組交易，則損益以本集團於有關聯營公司中之權益為限撤銷。

共同控制實體

共同控制實體指以合營安排另行成立之獨立實體，其各合營方可共同控制該實體之經濟活動。

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Jointly controlled entity (continued)

The results and assets and liabilities of a jointly controlled entity are incorporated in the consolidated financial statements using the equity method of accounting. Under the equity method, investments in jointly controlled entities are carried in the consolidated balance sheet at cost as adjusted for post-acquisition changes in the Group's share of net assets of the jointly controlled entities, less any identified impairment loss. When the Group's share of losses of a jointly controlled entity equals or exceeds its interest in that jointly controlled entity (which includes any long-term interests that, in substance, form part of the Group's net investment in the jointly controlled entity), the Group discontinues recognising its share of further losses. An additional share of losses is provided for and a liability is recognised only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of that jointly controlled entity.

Any excess of the Group's share of the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition, after reassessment, is recognised immediately in profit or loss.

When a group entity transacts with a jointly controlled entity of the Group, profits or losses are eliminated to the extent of the Group's interest in the jointly controlled entity.

3. 主要會計政策(續)

共同控制實體(續)

共同控制實體之業績及資產及負債以權益會計法計入綜合財務報表。根據權益法，於共同控制實體之投資於綜合資產負債表內按成本值列賬，並就本集團應佔共同控制實體資產淨值之收購後變動作出調整，扣除任何已識別減值虧損。當本集團應佔共同控制實體之虧損相當於或超出其於該共同控制實體之權益(包括大體上構成本集團於共同控制實體投資淨額之部分之任何長期權益)時，則本集團終止確認其應佔之進一步虧損。額外應佔之虧損會予以提撥，並僅於本集團產生法定或推定責任或代該共同控制實體付款時方予以確認。

本集團應佔可識別資產、負債及或然負債之公平淨值超出收購成本之任何金額於重新評估後會即時於損益內確認。

倘集團實體與本集團之共同控制實體進行交易，溢利或虧損乃以本集團於共同控制實體之權益所對銷。

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Goodwill

Goodwill arising on acquisitions prior to January 1, 2005

Goodwill arising on an acquisition of net assets and operations of a subsidiary or a jointly controlled entity for which the agreement date is before January 1, 2005 represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of the relevant subsidiary or the relevant jointly controlled entity at the date of acquisition.

For previously capitalised goodwill arising on acquisitions of net assets and operations of subsidiaries or a jointly controlled entity after January 1, 2001, the Group has discontinued amortisation from January 1, 2005 onwards, and such goodwill (net of cumulative amortisation as at December 31, 2005) is tested for impairment annually, and whenever there is an indication that the cash generating unit to which the goodwill relates may be impaired (see the accounting policy below).

Goodwill arising on acquisitions on or after January 1, 2005

Goodwill arising on an acquisition of a subsidiary or a jointly controlled entity (which is accounted for using proportionate consolidation) for which the agreement date is on or after January 1, 2005 represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets, liabilities and contingent liabilities of the relevant subsidiary or jointly controlled entity at the date of acquisition. Such goodwill is carried at cost less any accumulated impairment losses.

3. 主要會計政策（續）

商譽

於二零零五年一月一日之前因收購所產生之商譽

因收購一間附屬公司或共同控制實體之淨資產及業務（且協議日期早於二零零五年一月一日）所產生之商譽乃收購成本超逾於協議日期本集團於相關附屬公司或共同控制實體可辨別資產及負債公平值內權益之差額。

就於二零零一年一月一日前因收購附屬公司或共同控制實體之淨資產及業務產生且已資本化之商譽，本集團已自二零零五年一月一日起停止攤銷，而此類商譽（扣除於二零零五年十二月三十一日之累計攤銷）每年（或當指標顯示商譽相關之現金產生單位可能出現減值時）進行減值測試（見下列會計政策）。

於二零零五年一月一日或之後因收購所產生之商譽

因收購一間附屬公司或共同控制實體（使用按比例綜合法入賬）（且協議日期為或遲於二零零五年一月一日）所產生之商譽乃收購成本超逾於協議日期本集團於相關附屬公司或共同控制實體可辨別資產、負債及或然負債公平值內權益之差額。此等商譽乃按成本減任何累計減值虧損入賬。

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Goodwill (continued)

Goodwill arising on acquisitions on or after January 1, 2005 (continued)

Capitalised goodwill arising on an acquisition of a subsidiary or a jointly controlled entity is presented separately in the consolidated balance sheet.

For the purposes of impairment testing, goodwill arising from an acquisition is allocated to each of the relevant cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the acquisition. A cash-generating unit to which goodwill has been allocated is tested for impairment annually, and whenever there is an indication that the unit may be impaired. For goodwill arising on an acquisition in a financial year, the cash-generating unit to which goodwill has been allocated is tested for impairment before the end of that financial year. When the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated to reduce the carrying amount of any goodwill allocated to the unit first, and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit. Any impairment loss for goodwill is recognised directly in the consolidated income statement. An impairment loss for goodwill is not reversed in subsequent periods.

On subsequent disposal of a subsidiary or a jointly controlled entity, the attributable amount of goodwill capitalised is included in the determination of the amount of profit or loss on disposal.

3. 主要會計政策(續)

商譽(續)

於二零零五年一月一日或之後因收購所產生之商譽(續)

因收購一間附屬公司或共同控制實體所產生且已資本化之商譽於綜合資產負債表內獨立呈列。

就減值測試，因收購產生之商譽被分配至每個預期因收購而產生協同效應之相關現金產生單位或單位組。獲分配商譽之現金產生單位將每年(或有指標顯示商譽相關之現金產生單位可能出現減值時)進行減值測試。於某財政年度因收購產生商譽時，所獲分配商譽之現金產生單位於該財政年度結束前進行減值測試。當現金產生單位可收回值低於其賬面值，將首先分配減值虧損抵減該單位所獲分配任何商譽之賬面值，再依據該單位內每項資產賬面值按比例抵減其他資產。商譽之減值虧損於綜合損益表內直接確認。商譽減值虧損並不於隨後期間內撥回。

之後一間附屬公司或或共同控制實體若被出售，則資本化商譽之應佔金額概於計算出售之盈利或虧損時計入。

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of goods and services in the ordinary course of the Group's activities. Revenue is shown, net of returns, rebates and discounts and after eliminating sales within the Group. Revenue is recognised as follows:

Sale of goods is recognised when goods are delivered and the significant risks and rewards of ownership of the goods have passed to the buyer.

Maintenance services income is recognised when services are rendered.

Interest income from a financial asset is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts the estimated future cash receipts through the expected life of the financial asset to that asset's net carrying amount.

Rental income arising from operating leases is recognised on a straight-line basis over the terms of the relevant leases.

Commission income is recognised when the relevant services are rendered.

Dividend income from investments is recognised when the shareholders' rights to receive payment have been established.

3. 主要會計政策(續)

收入確認

收益包括本集團日常業務中出售貨品及服務的已收或應收代價的公平值。收益在扣除退貨、回佣及折扣，及抵銷本集團間之銷售後列帳。收益按以下基準確認：

銷售商品收入乃於交貨及貨品所有權之大部份風險及回報已轉移至買家時確認。

保養維修收入乃於提供服務時確認。

利息收入按時間法計入，並按未償還本金及適用實際利率(即將該金融資產之估計未來現金流入量準確折現至其賬面淨額之利率)計算。

經營租賃之租金收益乃按有關租賃之年期以直線法確認。

佣金收入乃於提供有關服務時確認。

投資所得股息收入乃根據收取股息之股東權利確認後方予入賬。

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Segment reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.

Leasing

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

The Group as lessor

Amounts due from lessees under finance leases are recorded as receivables at the amount of the Group's net investment in the leases. Finance lease income is allocated to accounting periods so as to reflect a constant periodic rate of return on the Group's net investment outstanding in respect of the leases.

Rental income from operating leases is recognised in the consolidated income statement on a straight-line basis over the terms of the relevant leases.

3. 主要會計政策(續)

分部報告

業務分部乃一組提供產品或服務的資產及業務，所涉風險及回報與其他業務分部不同。地區分部指於個別經濟環境提供產品或服務。而所涉風險及回報有別於其他經濟環境經營之分部。

租賃

倘租賃之條款將資產所有權之絕大部份風險及收益撥予承租人，則有關租賃將歸類為融資租賃。所有其他租賃均歸類為經營租賃。

本集團為出租人

融資租賃承租人之欠款乃按本集團於有關租賃之淨投資額而記錄為應收賬款。融資租賃收入乃於會計期間分配，從而反映本集團有關租約之淨投資額所產生之固定回報率。

經營租賃之租金收益乃按有關租賃之年期以直線法在綜合損益表中確認。

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Leasing (continued)

The Group as lessee

Assets held under finance leases are recognised as assets of the Group at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments. The corresponding liabilities to the lessors are included in the consolidated balance sheet as a finance lease obligations. Finance costs are charged to the income statement over the terms of the relevant leases so as to produce a constant periodic rate of charge on the remaining balance of the obligations for each accounting period.

Rental payables under operating leases are charged to the income statement on a straight-line basis over the terms of the relevant leases. Benefits received and receivable as an incentive to enter into an operating lease are recognised as a reduction of rental expense over the lease term on a straight-line basis.

Leasehold land

Interest in leasehold land is accounted for as operating leases and amortised over the lease term on a straight-line basis except for those that are classified and accounted for as investment properties under the fair value model.

3. 主要會計政策(續)

租賃(續)

本集團為承租人

按融資租賃而持有之資產以購置日期之公平價值確認為本集團資產，或倘屬較低者，則以最低租賃付款之現值。對出租人相應之債務，於綜合資產負債表中列賬為應付融資租賃債務。財務費用撥入有關租賃期間之損益表內處理，就每段會計期間之債務餘額之固定支出率計算。

經營租賃之應付租金乃按有關租賃之年期以直線法於損益表扣除。作為達成經營租賃之優惠而已收及應收之利益，以直線法於租期確認為租賃開支之減少金額。

租賃土地

租賃土地之權益當作經營租賃入賬，並以直線法於租賃期內攤銷，惟該等根據公平值模式分類及計入為投資物業者除外。

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign currencies

In preparing the financial statements of each individual group entity, transactions in currencies other than the functional currency of that entity (foreign currencies) are recorded in its functional currency (i.e. the currency of the primary economic environment in which the entity operates) at the rates of exchanges prevailing on the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing on the balance sheet date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing on the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences arising on the settlement of monetary items, and on the translation of monetary items, are recognised in profit or loss in the period in which they arise, except for exchange differences arising on a monetary item that forms part of the Group's net investment in a foreign operation, in which case, such exchange differences are recognised in equity in the consolidated financial statements. Exchange differences arising on the retranslation of non-monetary items carried at fair value are included in profit or loss for the period except for differences arising on the retranslation of non-monetary items in respect of which gains and losses are recognised directly in equity, in which cases, the exchange differences are also recognised directly in equity.

3. 主要會計政策(續)

外幣

編製每個集團企業之財務報表時，採用非該企業功能貨幣(外幣)進行之交易，一律以交易日現行匯率折算為其功能貨幣(即該企業經營之主要經濟環境通用之貨幣)入賬。於每個結算日，以外幣計值之貨幣資產以結算日現行匯率重新折算。以外幣計值且以公平值入賬之非貨幣項目，以公平值釐定日之現行匯率重新折算。以外幣歷史成本計量之非貨幣項目概不重新折算。

因貨幣項目結算及貨幣項目折算產生之匯兌差額於產生期內之損益賬內確認，惟構成本集團對一項外國業務淨投資之貨幣項目所產生之匯兌差額除外，此類匯兌差額於綜合財務報表之權益部份確認。以公平值入賬之非貨幣項目，其重新折算產生之匯兌差額於當期損益賬內確認，惟重新折算非貨幣項目產生之損益直接於權益確認，其重新折算產生之匯兌差額亦直接於權益內確認。

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign currencies (continued)

For the purposes of presenting the consolidated financial statements, the assets and liabilities of the Group's foreign operations are translated into the presentation currency of the Group (i.e. Hong Kong dollars) at the rate of exchange prevailing at the balance sheet date, and their income and expenses are translated at the average exchange rates for the year, unless exchange rates fluctuate significantly during the year, in which case, the exchange rates prevailing at the dates of transactions are used. Exchange differences arising, if any, are recognised as a separate component of equity (the exchange reserve). Such exchange differences are recognised in profit or loss in the period in which the foreign operation is disposed of.

Goodwill and fair value adjustments on identifiable assets acquired arising on an acquisition of a foreign operation on or after January 1, 2005 are treated as assets and liabilities of that foreign operation and translated at the rate of exchange prevailing at the balance sheet date. Exchange differences arising are recognised in the exchange reserve.

Borrowing costs

All borrowing costs are recognised as and included in finance costs in the income statement in the period in which they are incurred.

Retirement benefit costs

Payments to defined contribution retirement schemes are charged as an expense when employees have rendered service entitling them to the contributions.

3. 主要會計政策(續)

外幣(續)

就呈列綜合財務報表而言，本集團海外經營業務之資產及負債乃按於結算日之現行匯率換算為本集團之列賬貨幣(如港元)，而其他收入及支出乃按該年度之平均匯率進行換算。除非匯率於該年度內出動大幅波動則作別論，於此情況下，則採用於換算當日之現行匯率。所產生之匯兌差額(如有)乃確認作股本之獨立部份(匯兌儲備)。該等匯兌差額乃於海外業務被出售之期間內於損益賬內確認。

於二零零五年一月一日或以後，於收購海外業務時產生之有關所收購可識別資產之商譽及公平值調整乃處理為該海外經營業務之資產及負債，並按於結算日之現行匯率進行換算。產生之匯兌差額乃於匯兌儲備內確認。

貸款成本

所有貸款成本均予確認並列入產生期間損益表內之財務費用。

退休福利費用

界定供款退休金計劃之付款乃於僱員已提供使其有權獲得供款之服務時確認為開支。

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the consolidated income statement because it excludes items of income or expense that are taxable or deductible in other years, and it further excludes income statement items that are never taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investment in subsidiaries and associates, and interests in joint ventures, except where the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

3. 主要會計政策(續)

稅項

所得稅開支乃為現行應繳稅項與遞延稅項之總額。

現行應繳稅項根據本年度之應課稅盈利計算。應課稅盈利與綜合損益表內呈報之純利兩者差異乃因為其並無計入其他年度之應課稅或可扣減收支項目，亦無計入毋須課稅及不獲扣減之損益表項目所致。本集團之現行稅項負債採用已頒佈或於結算日已實質頒佈之稅率計算。

遞延稅項乃為綜合財務報表內資產及負債賬面值與計算應課稅盈利所用相應稅基間之差異而產生之應繳付或可退回稅項。遞延稅項負債一般按所有應課稅之暫時性差異予以確認，而遞延稅項資產則按可能會出現可用以抵銷可扣減之暫時性差異之應課稅盈利而予以確認。倘若暫時性差異乃基於商譽或於一項不影響稅務盈利或會計盈利之交易中初步確認(業務合併之情況下除外)之其他資產及負債而引致，則有關資產及負債不予確認。

遞延稅項負債按於附屬公司及聯營公司之投資以及合營公司權益所引致之應課稅暫時性差異而予以確認，惟本集團可控制暫時性差異之撥回時間及不大可能於可見將來撥回之暫時性差異則除外。

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Taxation (continued)

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited to profit or loss, except when it relates to items that are charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Property, plant and equipment

Property, plant and equipment including buildings held for use in the production or supply of goods or services, or for administrative purposes are stated at cost or fair value less subsequent accumulated depreciation and accumulated impairment losses.

Depreciation is provided to write off the cost of items of property, plant and equipment over their estimated useful lives and after taking into account of their estimated residual values, using the straight-line method, at the following rates per annum:

Land held under medium-term lease	Over the unexpired term of lease
Buildings on land held under medium-term lease	$2^1/_2$ – 5%
Leasehold improvements	20% or over the lease term
Furniture, fixtures and equipment	10 – 20%
Machinery and tools	20 – $33^1/_3$%
Motor vehicles	20 – 25%
Motor yacht	5%

3. 主要會計政策(續)

税項(續)

遞延税項資產之賬面值於每個結算日作檢討，並作出調減直至不再可能會有足夠應課税盈利恢復全部或部份資產價值。

遞延税項按預計於償還負債或變現資產之期間內按適用之税率計算。遞延税項於損益中扣除或計入，惟倘遞延税項與直接在權益中扣除或計入權益之項目有關，在此情況下遞延税項亦會於權益中處理。

物業、廠房及設備

持作生產或供應貨品或服務或用作行政用途之物業、廠房及設備均以成本值或公平值減除累計折舊及累積減值虧損後入賬。

物業、廠房及設備之折舊，乃將其成本減除估計之殘值，按其估計之可使用年期以直線法撇銷，所使用之年率如下：

以中期契約持有之土地	契約尚餘年期
建於中期契約土地上之樓宇	$2^1/_2$ – 5%
物業裝修	20%或於契約期內
傢俬、裝置及設備	10 – 20%
機器及工具	20 – $33^1/_3$%
汽車	20 – 25%
機動遊艇	5%

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Property, plant and equipment (continued)

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, the term of the relevant leases.

The land and buildings elements of a lease of land and buildings are considered separately for the purposes of lease classification, unless the lease payments cannot be allocated reliably between the land and buildings elements, in which case, the entire lease is generally treated as a finance lease. To the extent that the allocation of the lease payments between the land and buildings elements can be made reliably, the leasehold interests in land are reclassified to prepaid lease payments under operating leases, which are carried at cost and amortised over the lease term on a straight-line basis. Alternatively, where the allocation between the land and buildings elements cannot be made reliably, the leasehold interests in land continue to be accounted for as property, plant and equipment.

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the consolidated income statement in the year in which the item is derecognised.

3. 主要會計政策(續)

物業、廠房及設備(續)

按融資租賃持有之資產，均按其與自置資產相同基準之估計可使用年期或租賃年期折舊，以較短者為準。

就租賃分類而言一項土地及樓宇租賃中之土地及樓宇部份乃分開考慮，惟不能在土地及樓宇部份之間可靠地分配租金者除外，而在此情況下，整項租賃一般被視為融資租約。倘租金能在土地及樓宇部份之間作出可靠分配，則土地之租賃權益將重新分類為經營租賃項下之預付租約付款並按成本列賬及按租約年期以直線法攤銷。同樣，倘未能在土地及樓宇部份之間作出可靠分配，則土地之租賃權益將繼續入賬為物業、機器及設備。

物業、機器及設備項目於出售後或當預期持續使用該資產將不會產生未來經濟利益時不再確認。於不再確認該資產時所產生之任何收益或虧損(以出售所得款項淨額與該項目之賬面值之差額計算)，將計入該項目終止確認年度之綜合損益表內。

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Investment properties

Investment properties are completed properties which are held for their investment potential, any rental income being negotiated at arm's length.

On initial recognition, investment properties are measured at cost, including any directly attributable expenditure. Subsequent to initial recognition, investment properties are measured at fair values using the fair value model. Gains or losses arising from changes in the fair value of investment properties are included in profit or loss for the period in which they arise.

An investment property is derecognised upon disposal or when the investment property is permanently withdrawn from use or no future economic benefits are expected from its disposals. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated income statement in the year in which the item is derecognised.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is calculated using the first-in, first-out method. Net realisable value is the estimated selling price in the ordinary course of business less applicable variable selling expenses.

Cash and cash equivalents

Cash and cash equivalents are carried in the balance sheet at cost. For the purposes of the cash flow statement, cash and cash equivalents comprise cash on hand, deposits held at call with banks, cash investments with a maturity of three months or less from date of investment and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet.

3. 主要會計政策(續)

投資物業

投資物業乃因具投資潛力且可按公平基準磋商租金收入而持有之已落成物業。

於初步確認時，投資物業以成本計量(包括任何直接應佔支出)。初步確認後，投資物業採用公平值模式按公平值計量。投資物業公平值變動產生之損益計入發生期間之損益賬。

一項投資物業被出售或該投資物業永久停止使用，或預期出售該項投資物業不會產生任何未來經濟收益，則該項投資物業被終止確認。終止確認某項資產產生之任何損益(按出售所得款項淨額與該資產賬面值之差計算)均列入有關項目被終止確認年度之綜合損益表。

存貨

存貨乃按成本或可變現淨值之較低者入賬。成本以先入先出法計算。可變現淨值乃於日常業務之估計售價減適用之可變銷售開支。

現金及現金等值項目

現金及現金等值項目按成本在資產負債表內列賬。在現金流量表中，現金及現金等值項目包括手頭現金、銀行通知存款及於購入後三個月內到期之現金投資及銀行透支。銀行透支呈列於資產負債表流動負債之貸款內。

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Provisions and contingent liabilities

Provisions are recognised when the Group has a present obligation as a result of a past event, and it is probable that the Group will be required to settle that obligation. Provisions are measured at the directors' best estimate of the expenditure required to settle the obligation at the balance sheet date, and are discounted to present value where the effect is material.

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the financial statements. When a change in the probability of an outflow occurs so that outflow is probable, it will then be recognised as a provision.

Financial instruments

Financial assets and financial liabilities are recognised on the balance sheet when a group entity becomes a party to the contractual provisions of the instrument. Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognised immediately in profit or loss.

3. 主要會計政策(續)

撥備及或然負債

當本集團具有一項因過往事件導致之當前責任，且很有可能本集團被要求履行該項責任時，即確認撥備。撥備乃依據董事於結算日對履行該項責任所需開支之最佳估計，若影響重大則將金額貼現為現值。

或然負債指因過往事件而產生的可能責任，而有關責任會否存在，須視乎日後一項或多項事件會否出現，而出現與否非完全由本集團控制；也可以是因過往事件而已經產生的責任，但因為將來需要撥出經濟資源履行責任的機會不大，或不能對所涉及金額作可靠計量而未有入賬處理。

或然負債不予入賬，但會在財務報表附註披露。若情況有變以致將來可能需要撥出資源以履行責任，即以撥備入賬。

金融工具

當一家集團企業成為金融工具合約其中一方時，於資產負債表內確認為金融資產或金融負債。金融資產及負債初步以公平值計量。直接歸於金融資產或負債之交易成本(以公平值計入損益的金融資產及金融負債除外)，於初步確認時計入金融資產或負債之公平值或從中扣減。收購金融資產或金融負債直接應佔，且以公平值計入損益的交易成本即時於損益內確認。

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial instruments (continued)

Financial assets

The Group's financial assets are classified into one of the four categories, including financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments and available-for-sale financial assets. All regular way purchases or sales of financial assets are recognised and derecognised on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace. The accounting policies adopted in respect of each category of financial assets are set out below.

Effective interest method

The effective interest method is a method of calculating the amortised cost of a financial asset and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees on points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial asset, or, where appropriate, a shorter period.

Income is recognised on an effective interest basis for debt instruments other than those financial assets designated as at financial assets at fair value through profit or loss, of which interest income is included in net gains or losses.

3. 主要會計政策(續)

金融工具(續)

金融資產

本集團之金融資產劃分為四類，包括以公平值計入損益的金融資產，貸款及應收款項，持至到期日投資及可供出售之金融資產。金融資產之所有正常購買及出售均按交易日期基準確認。正常購買及銷售乃指須按規定或市場慣例規定之時間內交收資產之金融資產買賣。每類金融資產採用之會計政策説明如下。

實際利息法

實際利息法為計算金融資產之攤銷成本以及分配於有關期間的利息收入之方法。實際利率是可準確透過金融資產之預計可用年期或(倘適用)在較短期間內對估計未來現金收入(包括所支付或收取能構成整體實際利率之所有費用、交易成本及其他溢價或折價)進行折算的利率。

就債務文據而言，利息收入按實際利率基準確認，惟指定按公平值計入損益之金融資產，則是將利息收入計入淨收益或虧損中。

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial instruments (continued)

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss has two subcategories, including financial assets held for trading and those designated as at fair value through profit or loss on initial recognition.

A financial asset is classified as held for trading if:

(a) it has been acquired principally for the purpose of selling in the near future; or

(b) it is a part of an identified portfolio of financial instruments that the Group manages together and has a recent actual pattern of short-term profit-taking; or

(c) it is a derivative that is not designated and effective as a hedging instrument.

A financial asset other than a financial asset held for trading may be designated as at fair value through profit or loss upon initial recognition if:

(a) such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or

(b) the financial asset forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Group's documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or

3. 主要會計政策(續)

金融工具(續)

以公平值計入損益的金融資產

以公平值計入損益的金融資產包括兩個分類，即持作交易之金融資產及於初步確認時指定為以公平值計入損益之金融資產。

下列情況下金融資產乃歸類為持作買賣：

(a) 所收購之金融資產主要用於在不久將來銷售；或

(b) 屬於本集團整體管理之可識別金融工具組合之一部份，且近期事實上有出售以賺取短期利潤的模式；或

(c) 屬於衍生工具(除指定及具有有效對沖作用之工具之外)。

持作交易之金融資產以外之金融資產倘符合下列條件，則於初步確認時可被指定為以公平值計入損益之金融資產：

(a) 該指定消除或主要減低以其他方式計量或確認而出現之不一致計量或確認；或

(b) 金融資產構成按本集團列明之風險管理或投資策略管理的一組金融資產或金融負債或者兩者同時具有，並以公平值為基準評估其表現，及按該基準提供有關組別的內部資訊；或

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial instruments (continued)

Financial assets at fair value through profit or loss (continued)

(c) it forms part of a contract containing one or more embedded derivatives, and HKAS 39 permits the entire combined contract (asset or liability) to be designated as at fair value through profit or loss.

At each balance sheet date subsequent to initial recognition, financial assets at fair value through profit or loss are measured at fair value, with changes in fair value recognised directly in profit or loss in the period in which they arise. The net gain or loss recognised in profit or loss includes any dividend or interest earned on the financial assets.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. At each balance sheet date subsequent to initial recognition, loans and receivables (including trade and other receivables, cash and cash equivalents, amounts due from associates and amount due from a jointly controlled entity) are carried at amortised cost using the effective interest method, less any identified impairment losses (see accounting policy in respect of impairment loss on financial assets below).

Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated or not classified as any of the other categories (set out above). At each balance sheet date subsequent to initial recognition, available-for-sale financial assets are measured at fair value. Changes in fair value are recognised in equity, until the financial asset is disposed of or is determined to be impaired, at which time, the cumulative gain or loss previously recognised in equity is removed from equity and recognised in profit or loss (see accounting policy in respect of impairment loss on financial assets below).

3. 主要會計政策(續)

金融工具(續)

以公平值計入損益的金融資產(續)

(c) 構成含有一項或多項內置衍生工具之合約的一部份，及香港會計準則第39號准許全部合併合約(資產或負債)指定為按公平值計入損益。

於初步確認後之每個結算日，以公平值計入損益之金融資產以公平值計量，而公平值變化直接於所產生期間之損益內確認。在損益內確認之盈利或虧損淨額包括從金融資產賺取之任何股息或利息。

貸款及應收款項

貸款及應收款項乃固定或可釐定付款，並未於活躍市場掛牌之非衍生金融資產。於初步確認後之每個結算日，貸款及應收款項(包括貿易及其他應收款項、現金及現金等值項目、應收聯營公司款項以及應收共同控制實體款項)按實際利率法計算之攤銷成本減任何已辨別之減值虧損入賬(有關下文金融資產之減值虧損，請參閱會計政策)。

可供出售金融資產

可供出售金融資產乃被指定為或者無法歸入其他(如上所述)類別的非衍生金融工具。於初步確認後之每個結算日，可供出售金融資產以公平值計量。公平值變化於權益內確認，直至該金融資產被出售或被釐定應予減值，屆時之前已在權益內確認的累積損益將被剔除於權益，並於損益內確認(有關下文金融資產之減值虧損，請參閱會計政策)。

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial instruments (continued)

Available-for-sale financial assets (continued)

For available-for-sale equity investments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and derivatives that are linked to and must be settled by delivery of such unquoted equity instruments, they are measured at cost less any identified impairment losses at each balance sheet date subsequent to initial recognition (see accounting policy in respect of impairment loss on financial assets below).

Impairment of financial assets

Financial assets, other than those at financial assets at fair value through profit or loss, are assessed for indicators of impairment at each balance sheet date. Financial assets are impaired where there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the financial assets have been impacted.

For an available-for-sale equity investment, a significant or prolonged decline in the fair value of that investment below its cost is considered to be objective evidence of impairment.

For all other financial assets, objective evidence of impairment could include:

(a) significant financial difficulty of the issuer or counterparty; or

(b) default or delinquency in interest or principal payments; or

(c) it becoming probable that the borrower will enter bankruptcy or financial re-organisation.

3. 主要會計政策(續)

金融工具(續)

可供出售金融資產(續)

於活躍市場並無可報市價而其公平值未能可靠地計量，且有相連之衍生工具及必須以交付無報價股票工具作結算的可供出售股票投資，於初步確認後之每個結算日按成本減任何已辨認減值虧損計量(有關下文金融資產之減值虧損，請參閱會計政策)。

金融資產減值

於各結算日評估金融資產有否減值跡象，惟按公平值計入損益之金融資產除外。倘有客觀證據顯示金融資產首次確認後發生的一項或多項事件導致相關投資之估計未來現金流量被削弱，則金融資產視為已減值。

就可供出售股本投資而言，倘該投資的公平值長期或持續下跌至低於其成本，則被視為減值之客觀證據。

就所有其他金融資產而言，減值之客觀證據包括：

(a) 發行人或交易對手出現重大財政困難；或

(b) 拖欠或不支付利息或本金付款；或

(c) 借貸方很可能破產或進行財務重組。

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial instruments (continued)

Impairment of financial assets (continued)

For certain categories of financial asset, such as trade receivables, assets that are assessed not to be impaired individually are subsequently assessed for impairment on a collective basis. Objective evidence of impairment for a portfolio of receivables could include the Group's past experience of collecting payments, an increase in the number of delayed payments in the portfolio past the average credit period of 7 to 90 days, observable changes in national or local economic conditions that correlate with default on receivables.

For financial assets carried at amortised cost, an impairment loss is recognised in profit or loss when there is objective evidence that the asset is impaired, and is measured as the difference between the asset's carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate.

For financial assets carried at cost, the amount of the impairment loss is measured as the difference between the asset's carrying amount and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment loss will not be reversed in subsequent periods.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade receivables, where the carrying amount is reduced through the use of an allowance account. Changes in the carrying amount of the allowance account are recognised in profit or loss. When a trade receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited to profit or loss.

3. 主要會計政策(續)

金融工具(續)

金融資產減值(續)

就若干類別之金融資產(例如貿易往來應收款項)而言,被評為不會單獨作出減值之資產會於其後彙集一併評估減值。應收賬款組合出現減值之客觀證據包括本集團過往收款記錄、組合內延遲付款之拖欠期超過7至90日平均信貸期之宗數上升,以及國家或地區經濟狀況出現明顯變動導致應收賬款未能償還。

就按已攤銷成本列賬之金融資產而言,當有客觀證據證明資產已減值,減值虧損於損益中確認,並按資產賬面值與按原實際利率貼現之估計日後現金流量現值之差額計算。

就按成本列賬之金融資產而言,減值虧損金額乃資產賬面值與估計未來現金流折現計算的現值兩者之間的差額,而折現率為同類金融資產之現時市場回報率。該減值虧損在期後不可撥回。

所有金融資產之減值虧損會直接於金融資產之賬面值中作出扣減,惟貿易往來應收賬款除外,貿易往來應收賬款之賬面值會透過撥備賬作出扣減。撥備賬內之賬面值變動會於損益中確認。當貿易往來應收賬款被視為不可收回時,將於撥備賬內撇銷。先前已撇銷的款項如其後收回,將撥回損益內。

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial instruments (continued)

Impairment of financial assets (continued)

For financial assets measured at amortised cost, if, in a subsequent period, the amount of impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment losses was recognised, the previously recognised impairment loss is reversed through profit or loss to the extent that the carrying amount of the asset at the date the impairment is reversed does not exceed what the amortised cost would have been had the impairment not been recognised.

Impairment losses on available-for-sale equity investments will not be reversed in profit or loss in subsequent periods. Any increase in fair value subsequent to impairment loss is recognised directly in equity. For available-for-sale debt investments, impairment losses are subsequently reversed if an increase in the fair value of the investment can be objectively related to an event occurring after the recognition of the impairment loss.

Financial liabilities and equity instruments

Financial liabilities and equity instruments issued by a group entity are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument.

An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities. The Group's financial liabilities are generally classified into financial liabilities at fair value through profit or loss and other financial liabilities. The accounting policies adopted in respect of financial liabilities and equity instruments are set out below.

3. 主要會計政策(續)

金融工具(續)

金融資產減值(續)

就按攤銷成本計量之金融資產而言，倘減值虧損額於隨後期間有所減少，而有關減少在客觀上與確認減值後發生之事件有關，則先前已確認之減值虧損將透過損益予以撥回，惟該資產於減值被撥回當日之賬面值不得超過未確認減值時之已攤銷成本。

可供出售股本投資之減值虧損不會於其後期間在損益內撥回。減值虧損後公平值的任何增加將直接確認為權益。就可供出售債務投資而言，倘該投資公平值之增加可客觀地與確認減值虧損後之某一事件發生聯繫，減值虧損將隨後撥回。

金融負債及權益工具

由一間集團公司發行之金融負債及權益工具，乃依據所簽署合約安排之實質，及對金融負債及權益工具之界定進行歸類。

一項權益工具乃證明於本集團資產之剩餘權益(扣減其所有負債後)之任何合約。本集團之金融負債一般分為以公平值計入損益之金融負債及其他金融負債。就金融負債及權益工具所採納之會計政策列載如下。

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial instruments (continued)

Effective interest method

The effective interest method is a method of calculating the amortised cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or, where appropriate, a shorter period.

Interest expense is recognised on an effective interest basis other than those financial liabilities designated as at financial liabilities at fair value through profit or loss, of which the interest expense is included in net gains or losses.

Other financial liabilities

Other financial liabilities including trade and other payables, amounts due to related companies, bank borrowings and obligations under finance leases are subsequently measured at amortised cost, using the effective interest rate method.

Convertible loan note

Convertible loan note issued by the Company that contain both financial liability and equity components are classified separately into respective liability and equity components on initial recognition.

On initial recognition, the fair value of the liability component is determined using the prevailing market interest rate of similar non-convertible debts. The difference between the gross proceeds of the issue of the convertible loan note and the fair value assigned to the liability component, representing the embedded call option for the holder to convert the loan note into equity, is included in equity (convertible loan note equity reserve).

3. 主要會計政策(續)

金融工具(續)

實際利息法

實際利息法為計算金融負債之攤銷成本以及分配於有關期間的利息開支之方法。實際利率是可準確透過金融負債之預計年期或(倘適用)在較短期間內對估計未來現金付款進行折算的利率。

利息開支按實際利率基準確認，惟指定按公平值計入損益之金融負債，則是將利息開支計入淨收益或虧損中。

其他金融負債

其他金融負債包括貿易往來及其他應付款項，應付關聯公司款項，銀行貸款及融資租賃承擔，乃採用實際利率法計算攤銷成本入賬。

可換股貸款票據

本集團發行之可換股貸款票據包含金融負債及權益部份，並於初步確認時分開歸類於各自負債及權益部份。

於初步確認時，負債部份之公平值乃按類似非可換股債券之現行市場息率釐定。發行可換股貸款票據所得款項淨額與歸入負債部份之公平值之差額(代表持有人將貸款票據轉換為權益之內置認購期權)計入權益(可換股貸款票據權益儲備)。

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial instruments (continued)

Convertible loan note (continued)

In subsequent periods, the liability component of the convertible loan note is carried at amortised cost using the effective interest method. The equity component, representing the option to convert the liability component into ordinary shares of the Company, will remain in convertible loan note equity reserve until the embedded option is exercised, which the convertible loan note equity reserve and the carrying amount of the liability component at the time of conversion, is transferred to share capital and share premium as consideration for the shares issued. Where the option remains unexercised at the expiry date, the balance stated in convertible loan note equity reserve will be released to the accumulated losses. No gain or loss is recognised in profit or loss upon conversion or expiration of the option.

Transaction costs that relate to the issue of the convertible loan note are allocated to the liability and equity components in proportion to the allocation of the gross proceeds. Transaction costs relating to the equity component are charged directly to equity. Transaction costs relating to the liability component are included in the carrying amount of the liability portion and amortised over the period of the convertible loan note using the effective interest method.

Equity instruments

Repurchase of the Company's own equity instruments is recognised and deducted directly in equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of the Company's own equity instruments.

3. 主要會計政策(續)

金融工具(續)

可換股貸款票據(續)

其後期間可換股貸款票據之負債部份採用實際利率法以攤銷成本入賬。權益部份(代表將負債部份轉換為本公司普通股之期權)將保留於可換股貸款票據儲備內直至內置期權被行使,及可換股貸款票據權益儲備及兑換時負債部份之賬面值將作為已發行股份之代價轉撥至股本及股份溢價。若該期權於到期日仍未行使,則於可換股貸款票據權益儲備呈列之餘額將被用於撥入累計虧損。期權於換股或失效時之損益概不會於損益內確認。

發行可換股貸款票據有關交易成本乃按所得款項分配比例,分配至負債及權益部份。與權益部份相關之交易成本直接從權益扣除。與負債部份相關之交易成本計入負債部份之賬面值並以實際利率法於可換股貸款票據年期內攤銷。

股本工具

本公司回購其本身之股本工具時乃直接於股本中確認及扣除。因購買、出售、發行或註銷本公司本身之股本工具而引起之收益或虧益不會於損益內確認。

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial instruments (continued)

Derivative financial instruments and hedging

Derivatives are initially recognised at fair value at the date a derivative contract is entered into and are subsequently remeasured to their fair value at each balance sheet date. The resulting gain or loss is recognised in profit or loss immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship. The Group designates certain derivatives as either hedges of the fair value of fixed-rate bank borrowings (fair value hedges) and hedges of highly probable forecast transactions for foreign currency exposure (cash flow hedges), or hedges of net investments in foreign operations.

Financial guarantee contracts

A financial guarantee contract is a contract that requires the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the original or modified terms of a debt instrument. A financial guarantee contract issued by the Group and not designed as at fair value through profit or loss is recognised initially at its fair value less transaction costs that are directly attributable to the issue of the financial guarantee contract. Subsequent to initial recognition, the Group measures the financial guarantee contact at the higher of: (i) the amount determined in accordance with HKAS 37 Provisions, Contingent Liabilities and Contingent Assets; and (ii) the amount initially recognised less, when appropriate, cumulative amortisation recognised in accordance with HKAS 18 Revenue.

3. 主要會計政策(續)

金融工具(續)

衍生金融工具及對沖

衍生工具最初於訂立衍生工具合約當日按公平值確認，其後於每個結算日按公平值重新計量。此項確認法導致之收益或虧損隨即確認為損益，除非衍生工具指定為對沖工具並按其生效。倘其指定為對沖工具，確認損益之時間則取決於對沖關係的性質。本集團指定若干衍生工具為對沖定息銀行借貸的公平值(公平值對沖)及對沖很可能發生的外幣風險預期交易(現金流量對沖)；或對沖外地營運的淨投資。

財務擔保合約

財務擔保合約為當某一指定債務人不能根據債務工具的原有或經修訂條款支付到期債務，而要求發行人作出指定之付款，以償付持有人因此而發生之損失之合約。由本集團發行及並未指定為按公平值計入損益之財務擔保合約按公平值減發行財務擔保合約直接應佔之交易成本初步確認。於初步確認後，本集團按以下兩項之較高者計量財務擔保合約：(i)按香港會計準則第37號「撥備、或然負債及或然資產」之規定釐定之金額；及(ii)初步確認金額減(如適用)按香港會計準則第18號「收益」確認之累計攤銷。

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial instruments (continued)

Derecognition

Financial assets are derecognised when the rights to receive cash flows from the assets expire or, the financial assets are transferred and the Group has transferred substantially all the risks and rewards of ownership of the financial assets. On derecognition of a financial asset, the difference between the asset's carrying amount and the sum of the consideration received and the cumulative gain or loss that had been recognised directly in equity is recognised in profit or loss.

Financial liabilities are derecognised from the Group's consolidated balance sheet when the obligation specified in the relevant contract is discharged, cancelled or expires. The difference between the carrying amount of the financial liability derecognised and the consideration paid or payable is recognised in profit or loss.

Properties held for sale

Properties held for sale are stated at the lower of cost and net realisable value.

Impairment

At each balance sheet date, the Group reviews the carrying amounts of its tangible assets and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss or the impairment loss recognised in prior years is no longer exist or have decreased. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately.

3. 主要會計政策(續)

金融工具(續)

終止確認

當自一項金融資產收取現金流量之權利屆滿，或該項金融資產已轉讓且本集團已大體上轉移該金融資產所有權之全部風險及報償，該金融資產即被終止確認。於終止確認某項金融資產時，有關資產賬面值及已收代價之和，與已直接於權益確認之累積收益或虧損之差額乃於損益內確認。

當有關合約規定之責任被解除、取消或屆滿之時，金融負債則自本集團之綜合資產負債表內移除。被終止確認之金融負債賬面值與已付或應付代價之差額乃於損益內確認。

持有供出售物業

持有供出售物業以成本及可兑現淨值之較低者呈列。

減值

於每個結算日，本集團會對有形資產及無形資產之賬面金額進行核查，以確定是否有跡象顯示這些資產已蒙受減值虧損或過往年度確認之減值虧損不再存在或已予減少。倘資產之估計可收回金額低於其賬面值，則將該資產之賬面金額減低至其可收回金額。減值虧損會即時確認為一項費用。

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment (continued)

Where an impairment loss subsequently reverse, the carrying amount of the asset other than goodwill is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately.

Share-based payment transactions

Equity-settled share-based payment transactions

Share options granted to employees

For grants of share options which are conditional upon satisfying specified vesting conditions, the fair value of services received determined by reference to the fair value of share options granted at the grant date is expensed on a straight-line basis over the vesting period, with a corresponding increase in equity (share options reserve). The impact of the revision of the original estimates during the vesting period, if any, is recognised in profit or loss with a corresponding adjustment to share options reserve.

For share options which are vested at the date of grant, the fair value of the share options granted is expensed immediately to profit or loss.

At the time when the share options are exercised, the amount previously recognised in share options reserve will be transferred to share premium. When the share options are forfeited after the vesting date or are still not exercised at the expiry date, the amount previously recognised in share options reserve will be transferred to retained profits.

3. 主要會計政策(續)

減值(續)

倘減值虧損於其後撥回，除商譽以外之資產之賬面金額增加至其可收回金額之重新估計值，惟增加後之賬面金額不能超過該資產過往年度已確認為無減值虧損之賬面金額。減值虧損之撥回即時確認為收入。

以股份付款之交易

以權益結算並以股份付款之交易

授予僱員之優先認股權

就授出須符合指定歸屬條件之優先認股權而言，參考於授出日期授出優先認股權之公平值而釐定所得服務之公平值，於歸屬期內以直線法確認為開支，並於權益(優先認股權儲備)中作出相應增加。對原先估計所作修訂於歸屬期內的影響(如有)，在損益內確認，並對優先認股權儲備作相應調整。

就於授出日期歸屬之優先認股權而言，所授出優先認股權之公平值即時在損益內支銷。

於行使優先認股權時，先前在優先認股權儲備中確認之金額將轉撥至股份溢價。倘優先認股權於歸屬期後被沒收，或於屆滿日期仍未行使，則先前在優先認股權儲備中確認之金額將轉撥至保留溢利。

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounting for derivative financial instruments and hedging activities

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value at each balance sheet date. The method of recognising the resulting gain or loss depends on whether the derivativeis designated as a hedging instrument, and if so, the nature of the item being hedged. The Group designates certain derivatives as either: (i) hedges of the fair value of recognised assets or liabilities or a firm commitment (fair value hedge); and (ii) hedges of highly probable forecast transactions (cash flow hedge).

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at the inception of the hedge and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of the hedged items.

(i) Fair value hedge

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognised in the consolidated income statement immediately, together with any changes in the fair value of the hedged item that is attributable to the hedged risk. The adjustment to the carrying amount of the hedged item for which the effective interest is used is amortised to profit or loss as soon as an adjustment exists. The adjustment is based on a recalculated effective interest rate at the date the amortisation begins.

Hedge accounting is discontinued when the Group revokes the hedge relationship, the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting.

3. 主要會計政策(續)

衍生金融工具及對沖活動之會計處理

衍生工具初始時按公平值於訂立衍生工具合約之日期確認，其後於每個結算日按其公平值重新計算。確認所得損益之方法視乎衍生工具是否被指定為對沖工具而定，倘被指定為對沖工具，則取決於所對沖之項目性質。本集團指定若干衍生工具為：(i)對沖已確認資產或負債之公平值或一項肯定承擔(公平值對沖)；及(ii)對沖極有可能進行之預期交易(現金流量對沖)。

本集團於交易開始時記錄對沖工具與對沖項目之間的關係，以及其風險管理目標及進行多項對沖交易之策略。本集團亦於對沖開始時及持續地記錄對其用於對沖交易之衍生工具是否可相當有效地抵銷對沖項目之公平值或現金流量之變動所作的評估。

(i) 公平值對沖

凡被指定及符合條件作為公平值對沖的衍生工具之公平值變動，連同因對沖風險導致的對沖資產或負債的公平值之任何變動即時於綜合損益表內確認。就採用實際利率法入賬之對沖項目之賬面值所作之調整，於出現調整時即時於損益內攤銷。調整乃根據攤銷開始當日之重新計算實際利率而作出。

倘本集團撤銷對沖關係、對沖工具期滿或售出、終止或行使，或不再符合對沖會計之準則，則不再作對沖會計處理。

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounting for derivative financial instruments and hedging activities (continued)

(ii) Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognised in equity. The gain or loss relating to the ineffective portion is recognised immediately in the consolidated income statement.

Amounts accumulated in equity are recognised in the consolidated income statement as the underlying hedged items are recognised. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the consolidated income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the consolidated income statement.

(iii) Derivatives that do not qualify for hedge accounting and those not designated as hedges

Changes in the fair value of any derivative instruments that do not qualify for hedge accounting and those not designated as hedges are recognised immediately in the consolidated income statement.

3. 主要會計政策(續)

衍生金融工具及對沖活動之會計處理(續)

(ii) 現金流量對沖

凡被指定及符合條件作為現金流量對沖的衍生工具公平值變動之有效部份於權益本內確認。有關無效部份的損益即時於綜合損益表內確認。

於權益所累計之金額於相關對沖項目獲確認時，於綜合損益表內確認。當對沖工具屆滿或出售，或當對沖不再符合對沖會計方法之條件時，當時於權益內存在之任何累計損益仍保留於權益內，並於預期交易最終於綜合損益表內確認時予以確認。當預期交易預期不再進行時，權益所呈列之累計損益會即時轉撥至綜合損益表內。

(iii) 不符合資格進行對沖會計及並非被指定為對沖的衍生工具

凡不符合條件進行對沖會計及並非被指定為對沖之任何衍生工具公平值變動會即時於綜合損益表內確認。

4. CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

In the application of the Group's accounting policies, which are described in note 3, management is required to make judgements, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Provision for impairment loss on trade and other receivables

The provision for impairment loss on trade and other receivables of the Group is based on the evaluation of collectability and aging analysis of accounts and on management's judgment. A considerable amount of judgment is required in assessing the ultimate realisation of these receivables, including the current creditworthiness and the past collection history of each account. If the financial conditions of the debtors were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Provision for obsolete inventories

The management of the Group reviews an aging analysis at each balance sheet date, and makes provision for obsolete and slow-moving inventory items. The management estimates the net realisable value for such finished goods based primarily on the latest invoice prices and current market conditions. The Group carries out an inventory review on a product-by-product basis at each balance sheet date and makes provision for obsolete items.

4. 關鍵會計判斷及重要估計不確定因素

在應用附註第3項所述之本集團會計政策時，管理層必須就未能從其他資料來源確定之資產及負債賬面值作出判斷、估計及假設。估計及相關假設乃按過往經驗及其他被視為有關之因素而作出。實際業績可能有別於此等估計數字。

估計及相關假設按持續基準予以檢討。倘修訂僅影響該修訂期間，會計估計之修訂於修訂估計期間確認，或倘修訂影響現時及日後期間，則於修訂之期間及日後期間確認。

貿易往來及其他應收賬款減值撥備

本集團之貿易往來及其他應收賬款減值撥備，乃依據對可收回性評估、賬齡分析及管理層之判斷而定。評估該等應收款項之最終變現能力時需作出大量判斷，包括每個賬戶之現有信貸能力及過往收賬紀錄。若債務人之財務狀況惡化，導致其償付能力降低，則可能需要額外撥備。

陳舊存貨撥備

本集團管理層於每個結算日審查賬齡分析，對陳舊及滯銷存貨提撥準備。管理層主要依據最後發票價格及現行市況估計此等製成品之可變現淨值。本集團於每個結算日逐項產品進行存貨審核，對陳舊存貨提撥準備。

4. CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY (continued)

Estimated impairment for goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the cash generating units to which goodwill has been allocated. The value in use calculation requires the Group to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate the present value. As at December 31, 2008, the carrying amount of goodwill was approximately HK$31,611,000 (2007: HK$2,787,000). Details of the recoverable amount calculation are disclosed in note 19.

Fair value of derivatives and other financial instruments

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Group uses its judgement to select a variety of methods and make assumptions that are mainly based on market conditions existing at each balance sheet date.

Income taxes

The Group is subject to income taxes in numerous jurisdictions. Significant judgement is required in determining the worldwide provision for income taxes. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will accordingly be adjusted in the relevant tax account in the year in which such determination is made.

4. 關鍵會計判斷及重要估計不確定因素（續）

估計商譽減值

釐定商譽是否減值需要對商譽分配之現金產生單位之使用價值進行估計。該使用價值計算需要本集團估計有關現金產生單位預期產生之未來現金流量及適當折現率，以計算現值。於二零零八年十二月三十一日，商譽賬面值為港幣31,611,000元（二零零七年：港幣2,787,000元）。可收回金額計算詳情披露於附註第19項。

衍生工具及其他金融工具之公平值

非於活躍市場買賣之金融工具之公平值乃採用估值技巧計算。本集團採用其判斷以選取多種不同方法及根據於各結算日當時之市況作出假設。

所得稅

本集團須於眾多司法權區繳納所得稅。釐定全球範圍之所得稅撥備須作出重要判斷。倘最終稅務結果不同於初步紀錄金額，有關差異將於作出釐定年度內之稅項賬目作出調整。

5. TURNOVER　5. 營業額

		2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元
Sales of goods to customers, less returns and discounts	銷售商品予客戶，扣除退回及折扣	**1,232,657**	1,071,904
Maintenance service income	保養維修服務之收入	**74,589**	65,866
Rental income	租金收入	**983**	15,431
		1,308,229	1,153,201

6. BUSINESS AND GEOGRAPHICAL SEGMENTS　6. 業務及地區分類

Business segments　業務分類

Principal activities of the Group are as follows:

本集團主要業務如下：

Cars and car accessories	Trading of cars and related accessories and provision of car repairing services	汽車及汽車配件	買賣汽車及相關配件及提供汽車維修服務
Electrical appliances	Distribution of air-conditioning products, audio-visual equipment, including car audio, home appliances and installation of air-conditioning products	電器	分銷空調產品、影音設備（包括汽車音響產品）、家用電器及安裝空調產品
Property investment	Rental of investment properties and properties held for sale	物業投資	投資物業及持作出售物業之租賃
Fashion apparels and accessories	Distribution and retail of fashion apparels and accessories	時裝及配飾	分銷及零售時裝及配飾

6. BUSINESS AND GEOGRAPHICAL SEGMENTS (continued)

Business segments (continued)

Prior to the year ended December 31, 2008, the Group organised into three operating divisions: cars and car accessories, electrical appliances and property investment. In current year, the Group has reclassified its previously reporting business segments into four operating divisions: cars and car accessories, electrical appliances, property investment and fashion apparels and accessories. These divisions are the basis on which the Group reports its primary segment information.

Segment information about these businesses is presented below.

6. 業務及地區分類(續)

業務分類(續)

截至二零零八年十二月三十一日止年度之前，本集團之業務可分為三個經營部門：汽車及汽車配件、電器及物業投資。於本年度，本集團將其過往呈報之業務分類分為四個經營部門：汽車及汽車配件、電器、物業投資及時裝及配飾。該等部門為本集團呈報其主要分類資料之基準。

有關該等業務之分類資料呈列如下。

6. BUSINESS AND GEOGRAPHICAL SEGMENTS (continued)

6. 業務及地區分類(續)

Business segments (continued)
2008

業務分類(續)
二零零八年

		Cars and car accessories 汽車及汽車配件 HK$'000 港幣千元	Electrical appliances 電器 HK$'000 港幣千元	Property investment 物業投資 HK$'000 港幣千元	Fashion apparels and accessories 時裝及配飾 HK$'000 港幣千元	Others 其他 HK$'000 港幣千元	Eliminations 抵銷 HK$'000 港幣千元	Consolidated 綜合賬目 HK$'000 港幣千元
Turnover	**營業額**							
External sales	外部銷售收益	1,004,038	196,120	983	48,725	58,363	–	1,308,229
Inter-segment sales	業務之間銷售收益	–	149	–	25	–	(174)	–
Total turnover	營業總額	1,004,038	196,269	983	48,750	58,363	(174)	1,308,229
Inter-segment sales are charged at prevailing market rate.	業務之間銷售收益以當時市場價格入賬。							
Results	**業績**							
Segment results	分類業績	36,858	(405)	(2,036)	(20,740)	(8,970)	–	4,707
Interest income	利息收入							8,812
Unallocated corporate expenses	未分類公司支出							(37,218)
Loss from operations	經營虧損							(23,699)
Finance costs	財務費用							(8,298)
Impairment on available-for-sale financial assets	可供出售金融資產之減值							(9,000)
Provision for guarantee	擔保撥備							(950)
Transaction costs for a terminated acquisition	一項終止收購之交易成本							(6,008)
Share of results of associates	應佔聯營公司業績	–	–	–	–	(18)	–	(18)
Share of result of a jointly controlled entity	應佔一間共同控制實體業績	–	–	–	(3,000)	–	–	(3,000)
Loss before tax	除稅前虧損							(50,973)
Income tax expenses	所得稅開支							(8,079)
Loss for the year	本年度虧損							(59,052)

6. BUSINESS AND GEOGRAPHICAL SEGMENTS (continued)

6. 業務及地區分類(續)

Business segments (continued)
2008

業務分類(續)
二零零八年

		Cars and car accessories 汽車及汽車配件 HK$'000 港幣千元	Electrical appliances 電器 HK$'000 港幣千元	Property investment 物業投資 HK$'000 港幣千元	Fashion apparels and accessories 時裝及配飾 HK$'000 港幣千元	Others 其他 HK$'000 港幣千元	Eliminations 抵銷 HK$'000 港幣千元	Consolidated 綜合賬目 HK$'000 港幣千元
Consolidated balance sheet	**綜合資產負債表**							
Assets	**資產**							
Segment assets	分類資產	384,660	79,793	38,659	93,742	53,199	–	650,053
Interests in associates	於聯營公司之權益	–	–	–	–	95	–	95
Interest in a jointly controlled entity	於一間共同控制實體之權益	–	–	–	–	–	–	–
Unallocated corporate assets	未分類公司資產							214,627
Consolidated total assets	綜合總資產							864,775
Liabilities	**負債**							
Segment liabilities	分類負債	250,268	24,101	429	36,886	15,376	–	327,060
Unallocated corporate liabilities	未分類公司負債							211,814
Consolidated total liabilities	綜合總負債							538,874

		Cars and car accessories 汽車及汽車配件 HK$'000 港幣千元	Electrical appliances 電器 HK$'000 港幣千元	Property investment 物業投資 HK$'000 港幣千元	Fashion apparels and accessories 時裝及配飾 HK$'000 港幣千元	Others 其他 HK$'000 港幣千元	Unallocated 未分類 HK$'000 港幣千元	Consolidated 綜合賬目 HK$'000 港幣千元
Other information	**其他資料**							
Capital expenditures	資本支出	12,657	269	189	6,243	87	30,616	50,061
Depreciation	折舊	7,174	478	52	2,307	192	2,591	12,794
Amortisation of prepaid lease payments	預付租賃款項攤銷	–	–	–	9	25	272	306
Fair value losses on investment properties	投資物業公平值虧損	–	–	641	–	–	–	641
Write-down of properties held for sale to net realisable value	持作出售物業減值至可變現淨值	–	–	2,250	–	–	–	2,250
Fair value losses on other financial assets at fair value through profit or loss	其他以公平值計入損益之金融資產之公平值虧損	–	–	–	–	–	11	11
Gain/(loss) on disposal of property, plant and equipment	出售物業、廠房及設備之收益/(虧損)	1,028	1	–	(86)	–	103	1,046
Impairment on available-for-sale financial assets	可供出售金融資產之減值	–	–	–	–	–	9,000	9,000
Provision for guarantee	擔保撥備	–	–	–	–	–	950	950

6. BUSINESS AND GEOGRAPHICAL SEGMENTS (continued)

6. 業務及地區分類(續)

Business segments (continued)

業務分類(續)

2007 (Restated)

二零零七年(重列)

		Cars and car accessories 汽車及汽車配件 HK$'000 港幣千元	Electrical appliances 電器 HK$'000 港幣千元	Property investment 物業投資 HK$'000 港幣千元	Fashion apparels and accessories 時裝及配飾 HK$'000 港幣千元	Others 其他 HK$'000 港幣千元	Eliminations 抵銷 HK$'000 港幣千元	Consolidated 綜合賬目 HK$'000 港幣千元
Turnover	**營業額**							
External sales	外部銷售收益	883,787	208,526	15,431	200	45,257	–	1,153,201
Inter-segment sales	業務之間銷售收益	–	110	–	–	–	(110)	–
Total turnover	營業總額	883,787	208,636	15,431	200	45,257	(110)	1,153,201
Inter-segment sales are charged at prevailing market rates.	業務之間銷售收益以當時市場價格入賬。							
Results	**業績**							
Segment results	分類業績	23,148	1,834	11,884	(2,636)	(3,634)	–	30,596
Unallocated corporate expenses	未分類公司支出							(26,461)
Profit from operations	經營盈利							4,135
Finance costs	財務費用							(14,355)
Impairment on available-for-sale financial assets	可供出售金融資產之減值							(6,000)
Provision for guarantee	擔保撥備							(7,500)
Gain on disposal of subsidiaries	出售附屬公司之收益							76,021
Loss on disposal of an associate	出售一間聯營公司之虧損							(1,968)
Share of result of an associate	應佔一間聯營公司業績	(1,169)	–	–	–	–	–	(1,169)
Profit before tax	除税前盈利							49,164
Income tax expenses	所得税開支							(6,256)
Profit for the year	本年度盈利							42,908

6. BUSINESS AND GEOGRAPHICAL SEGMENTS (continued)

6. 業務及地區分類(續)

Business segments (continued)

業務分類(續)

2007 (Restated)

二零零七年(重列)

		Cars and car accessories 汽車及汽車配件 HK$'000 港幣千元	Electrical appliances 電器 HK$'000 港幣千元	Property investment 物業投資 HK$'000 港幣千元	Fashion apparels and accessories 時裝及配飾 HK$'000 港幣千元	Others 其他 HK$'000 港幣千元	Eliminations 抵銷 HK$'000 港幣千元	Consolidated 綜合賬目 HK$'000 港幣千元
Consolidated balance sheet	**綜合資產負債表**							
Assets	**資產**							
Segment assets	分類資產	280,548	84,476	33,366	3,282	28,579	–	430,251
Interests in associates	於聯營公司之權益	–	–	–	–	–	–	–
Unallocated corporate assets	未分類公司資產							370,472
Consolidated total assets	綜合總資產							800,723
Liabilities	**負債**							
Segment liabilities	分類負債	215,670	42,390	668	550	10,148	–	269,426
Unallocated corporate liabilities	未分類公司負債							128,443
Consolidated total liabilities	綜合總負債							397,869

		Cars and car accessories 汽車及汽車配件 HK$'000 港幣千元	Electrical appliances 電器 HK$'000 港幣千元	Property investment 物業投資 HK$'000 港幣千元	Fashion apparels and accessories 時裝及配飾 HK$'000 港幣千元	Others 其他 HK$'000 港幣千元	Unallocated 未分類 HK$'000 港幣千元	Consolidated 綜合賬目 HK$'000 港幣千元
Other information	**其他資料**							
Capital expenditures	資本支出	8,639	1,149	73	690	2,736	19,501	32,788
Depreciation	折舊	6,713	573	15	138	116	3,199	10,754
Amortisation of prepaid lease payments	預付租賃款項攤銷	–	1	–	–	4	–	5
Fair value gains on investment properties	投資物業公平值收益	–	–	2,022	–	–	–	2,022
Gain/(loss) on disposal of property, plant and equipment	出售物業、廠房及設備之收益/(虧損)	15	(8)	–	–	–	437	444
Impairment on available-for-sale financial assets	可供出售金融資產之減值	–	–	–	–	–	6,000	6,000
Impairment on goodwill	商譽減值	–	118	–	–	–	–	118
Provision for guarantee	擔保撥備	–	–	–	–	–	7,500	7,500

6. BUSINESS AND GEOGRAPHICAL SEGMENTS (continued)

6. 業務及地區分類(續)

Geographical segments

The Group's operations are mainly located in Hong Kong, Singapore, Malaysia, PRC and Macau. The following table provides an analysis of the Group's turnover by geographical market, irrespective of the origin of the goods/services:

地區分類

本集團之業務主要分佈於香港、新加坡、馬來西亞、中國及澳門。下表按地區市場分析本集團之營業額(不論商品/服務之原產地):

		Turnover by geographical market 地區市場分類之營業額		Contribution to operating results 對經營業績之貢獻	
		2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元	**2008 二零零八年 HK$'000 港幣千元**	2007 二零零七年 HK$'000 港幣千元
Hong Kong	香港	**1,030,466**	980,599	**5,190**	23,947
Singapore	新加坡	**81,395**	69,539	**3,480**	1,999
Malaysia	馬來西亞	**35,804**	33,532	**3,129**	1,727
PRC	中國	**153,566**	57,017	**(14,654)**	(1,954)
Macau	澳門	**6,998**	11,175	**(489)**	280
Others	其他	**–**	1,339	**–**	118
		1,308,229	1,153,201	**(3,344)**	26,117
Other operating income	其他營業收入			**16,863**	4,479
Unallocated corporate expenses	未分類公司支出			**(37,218)**	(26,461)
(Loss)/profit from operations	經營(虧損)/盈利			**(23,699)**	4,135

6. BUSINESS AND GEOGRAPHICAL SEGMENTS (continued)

6. 業務及地區分類(續)

Geographical segments (continued)

The following is an analysis of the carrying amount of segment assets and capital expenditures analysed by the geographical area in which the assets are located:

地區分類(續)

按資產分佈之地區分析分類資產之賬面金額及資本支出如下：

		Carrying amount of segment assets 分類資產賬面金額		Capital expenditures 資本支出	
		2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元	**2008 二零零八年 HK$'000 港幣千元**	2007 二零零七年 HK$'000 港幣千元
Hong Kong	香港	**658,837**	694,613	**33,345**	29,224
Singapore	新加坡	**30,914**	30,750	**181**	192
Malaysia	馬來西亞	**19,350**	18,052	**81**	216
PRC	中國	**155,674**	57,308	**16,454**	3,156
		864,775	800,723	**50,061**	32,788

7. OTHER OPERATING INCOME

7. 其他營業收入

		2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元
Commission income	佣金收入	**3,297**	2,479
Licence fee income for the right of distribution of products	產品分銷權之版權費收入	**2,000**	–
Management fee refunded	獲退回管理費	**580**	1,900
Interest income	利息收入	**8,812**	–
Exchange gain, net	匯兑收益淨額	**769**	–
Fair value gains on derivative financial instruments	衍生金融工具之公平值收益	**98**	–
Gain on disposal of property, plant and equipment	出售物業、廠房及設備之收益	**1,046**	–
Sundry income	雜項收入	**261**	100
		16,863	4,479

8. (LOSS)/PROFIT FROM OPERATIONS　8. 經營(虧損)/盈利

		2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元
(Loss)/profit from operations has been arrived at after charging:	經營（虧損）/盈利已扣除：		
Auditors' remuneration	核數師酬金	**948**	915
Cost of inventories recognised as expenses (included write-down of inventories to net realisable value of approximately HK$460,000 (2007: HK$1,029,000))	確認為開支之存貨成本（包括存貨減值至可變現淨值約港幣460,000元（二零零七年：港幣1,029,000元））	**1,059,901**	938,222
Amortisation of prepaid lease payments	預付租賃款項攤銷	**306**	5
Depreciation of:	折舊：		
Owned assets	自置資產	**12,493**	9,871
Assets held under finance leases	融資租賃資產	**301**	883
Fair value losses on other financial assets at fair value through profit or loss	其他以公平值計入損益之金融資產之公平值虧損	**11**	–
Staff costs, including directors' emoluments	僱員成本，包括董事酬金	**118,454**	88,749
Operating lease rental in respect of land and buildings:	就土地及樓宇之經營租賃租金：		
Minimum lease payments	最低租金	**39,800**	15,916
Contingent rentals	或然租金	**2,224**	–
Share-based payment expenses	股份付款開支	**–**	2,153
and crediting:	並已計入：		
Interest income	利息收入	**–**	1,922
Foreign exchange differences, net	外幣匯兑淨差額	**–**	593
Fair value gains:	公平值收益：		
Other financial assets at fair value through profit or loss	其他以公平值計入損益之金融資產	**–**	6
Derivative financial instruments	衍生金融工具	**–**	57
Gain on disposal of property, plant and equipment	出售物業、廠房及設備之收益	**–**	444

9. FINANCE COSTS

9. 財務費用

		2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元
Interest expenses on:	利息支出於：		
Bank loans, trust receipts loans and overdrafts wholly repayable within five years	五年內全數償還之銀行貸款、信託收據貸款及透支	**4,970**	11,005
Bank loans wholly repayable after five years	五年後全數償還之銀行貸款	**878**	91
Other loans wholly repayable within five years	五年內全數償還之其他貸款	**57**	84
Effective interest expense on convertible loan note (note 31)	可換股貸款票據之實際利息支出(附註第31項)	**1,962**	2,833
		7,867	14,013
Finance lease charges	融資租賃費用	**28**	20
Bank charges	銀行費用	**403**	322
		8,298	14,355

10. INCOME TAX EXPENSES

Hong Kong Profits Tax is calculated at 16.5% (2007: 17.5%) of the estimated assessable profit arising in Hong Kong for the year.

Outside Hong Kong taxation is calculated at the rates prevailing in the respective jurisdictions.

10. 所得稅開支

香港利得稅乃根據本年度於香港產生之估計應課稅盈利按16.5%(二零零七年:17.5%)計算。

香港以外稅項乃根據各自司法權區之現行稅率計算。

		2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元
Current tax:	本年度稅項:		
Hong Kong	香港	**6,953**	2,058
Outside Hong Kong	香港以外	**1,116**	193
		8,069	2,251
Deferred tax: (note 35)	遞延稅項:(附註第35項)		
Hong Kong	香港	**–**	4,005
Outside Hong Kong	香港以外	**10**	–
		10	4,005
Income tax expenses attributable to the Company and its subsidiaries	本公司及其附屬公司應佔所得稅開支	**8,079**	6,256

10. INCOME TAX EXPENSES (continued) 10. 所得稅開支(續)

The tax expenses for the year can be reconciled to the (loss)/profit before tax as follows:

本年度稅項開支可與除稅前(虧損)／盈利對賬如下：

		2008 二零零八年 HK$'000 港幣千元	2008 %	2007 二零零七年 HK$'000 港幣千元	2007 %
(Loss)/profit before tax	除稅前(虧損)／盈利	**(50,973)**		49,164	
Tax at the Hong Kong Profits Tax rate of 16.5% (2007: 17.5%)	按香港利得稅稅率16.5%(二零零七年：17.5%)計算之稅項	**(8,411)**	**(16.5)**	8,604	17.5
Tax effect of share of result of a jointly controlled entity	應佔一間共同控制實體業績之稅務影響	**498**	**0.9**	–	–
Tax effect of expenses that are not deductible for tax purposes	就稅務目的不可扣減開支之稅務影響	**7,649**	**15.0**	5,576	11.3
Tax effect of income that are not taxable for tax purposes	就稅務目的無需課稅之稅務影響	**(2,312)**	**(4.5)**	(15,065)	(30.6)
Under provision in respect of prior year	以往年度不足撥備	**331**	**0.6**	–	–
Utilisation of deferred tax assets previously not recognised	動用先前未予確認之遞延稅項資產	**6**	**–**	(294)	(0.6)
Utilisation of tax losses previously not recognised	動用先前未予確認之稅項虧損	**(133)**	**(0.2)**	–	–
Tax effect of tax losses not recognised	未予確認稅項虧損之稅務影響	**8,763**	**17.2**	8,062	16.4
Effect of different tax rates of subsidiaries and associates operating in other jurisdictions	於其他司法權區經營之附屬公司及聯營公司不同稅率之影響	**1,688**	**3.3**	(627)	(1.3)
Tax expenses and effective tax rate for the year	本年度稅項開支及有效稅率	**8,079**	**15.8**	6,256	12.7

There was no share of tax attributable to associates at December 31, 2008 and 2007.

於二零零八年及二零零七年十二月三十一日，並無應佔聯營公司之應佔稅項。

11. (LOSS)/EARNINGS PER SHARE

The calculation of the basic (loss)/earnings per share is based on the loss for the year attributable to equity holders of the Company of approximately HK$68,869,000 (2007: profit of HK$35,677,000) and on the weighted average number of 305,050,834 (2007: 284,961,633 (restated)) after adjusting for the effects of bonus shares issue approved on April 30, 2008. The basic earnings per share for 2007 had been adjusted accordingly (note 36).

Diluted (loss)/earnings per share for the years ended December 31, 2008 and 2007 were the same as the basic (loss)/earnings per share. The Company's outstanding share options and convertible loan note were not included in the calculation of diluted (loss)/earnings per share because the effects of the Company's outstanding share options and convertible loan note were anti-dilutive.

11. 每股(虧損)／盈利

每股基本(虧損)／盈利之計算方法，乃根據本公司權益持有人本年度應佔虧損約港幣68,869,000元(二零零七年：盈利港幣35,677,000元)及已就二零零八年四月三十日批准之發行紅股影響作調整之加權平均數305,050,834股(二零零七年：284,961,633股(重列))計算。二零零七年之每股基本盈利亦已作相應調整(附註第36項)。

截至二零零八年及二零零七年十二月三十一日止年度之每股攤薄(虧損)／盈利與每股基本(虧損)／盈利相同。由於本公司之未行使優先認股權及可換股貸款票據具有反攤薄影響，因此計算每股攤薄(虧損)／盈利時，本公司之未行使優先認股權及可換股貸款票據並無計算在內。

12. DIRECTORS' AND EMPLOYEES' EMOLUMENTS

12. 董事及僱員酬金

(a) Directors' emoluments

The emoluments paid or payable to each of the eight Directors (2007: ten Directors) were as follows:

(a) 董事酬金

已付或應付給八名董事(二零零七年：十名董事)每人之酬金如下：

			Other emoluments 其他酬金			
		Fees 袍金 HK$'000 港幣千元	Salaries and other benefits 薪金及其他福利 HK$'000 港幣千元	Performance related incentive payments 與業務表現之獎金 HK$'000 港幣千元	Retirement benefit scheme contributions 退休福利計劃相關之供款 HK$'000 港幣千元	Total emoluments 酬金總額 HK$'000 港幣千元
Executive Directors	**執行董事**					
Richard Man Fai LEE	李文輝	–	2,499	3,500	12	6,011
Jeff Man Bun LEE	李文彬	–	–	350	2	352
Tik Tung WONG	汪滌東	–	981	1,000	12	1,993
Waison Chit Sing HUI	許捷成	–	1,046	400	12	1,458
		–	4,526	5,250	38	9,814
Non-executive Director	**非執行董事**					
Kam Har YUE	余金霞	34	–	–	–	34
Independent Non-executive Directors	**獨立非執行董事**					
Raymond Cho Min LEE	李卓民	90	–	–	–	90
Boon Seng TAN	陳文生	90	–	–	–	90
Ying Kwan CHEUNG	張應坤	90	–	–	–	90
		270	–	–	–	270
Total for 2008	**二零零八年總額**	304	4,526	5,250	38	10,118

12. DIRECTORS' AND EMPLOYEES' EMOLUMENTS (continued)

12. 董事及僱員酬金（續）

(a) Directors' emoluments (continued)

(a) 董事酬金（續）

			Other emoluments 其他酬金			
		Fees 袍金 HK$'000 港幣千元	Salaries and other benefits 薪金及其他福利 HK$'000 港幣千元	Performance related incentive payments 與業務表現之獎金 HK$'000 港幣千元	Retirement benefit scheme contributions 退休福利計劃相關之供款 HK$'000 港幣千元	Total emoluments 酬金總額 HK$'000 港幣千元
Executive Directors	**執行董事**					
Wing Sum LEE (Resigned on May 31, 2007)	李永森（於二零零七年五月三十一日辭任）	–	1,800	–	–	1,800
Richard Man Fai LEE	李文輝	–	2,482	170	12	2,664
Jeff Man Bun LEE	李文彬	–	–	20	1	21
Sammy Chi Chung SUEN (Resigned on April 19, 2007)	孫志沖（於二零零七年四月十九日辭任）	–	277	30	4	311
Tik Tung WONG	汪滌東	–	949	60	12	1,021
Waison Chit Sing HUI	許捷成	–	1,027	20	12	1,059
		–	6,535	300	41	6,876
Non-executive Director	**非執行董事**					
Kam Har YUE	余金霞	33	–	–	–	33
Independent Non-executive Directors	**獨立非執行董事**					
Raymond Cho Min LEE	李卓民	88	–	–	–	88
Boon Seng TAN	陳文生	88	–	–	–	88
Ying Kwan CHEUNG	張應坤	88	–	–	–	88
		264	–	–	–	264
Total for 2007	二零零七年總額	297	6,535	300	41	7,173

12. DIRECTORS' AND EMPLOYEES' EMOLUMENTS (continued)

(a) Directors' emoluments (continued)

The performance related incentive payments are determined as a percentage of the turnover or the profit after tax of the Group.

There was no arrangement under which a Director waived or agreed to waive any remuneration during the year.

(b) Employees' emoluments

During the year, the five highest paid individuals included two Directors (2007: two Directors), details of whose emoluments are set out in note 12(a) above. The emoluments of the remaining highest paid individuals were as follows:

12. 董事及僱員酬金(續)

(a) 董事酬金(續)

與業務表現相關之獎金乃依據本集團之營業額或除税後盈利之若干百分比釐定。

並無任何董事於年內放棄或同意放棄任何酬金。

(b) 僱員酬金

年內，五位薪酬最高人士中，兩位為董事(二零零七年：兩位董事)，其酬金細節已於上文附註第12(a)項內披露。餘下薪酬最高人士之酬金如下：

		2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元
Salaries and other benefits	薪金及其他福利	**6,986**	6,462
Retirement benefits scheme contributions	退休福利計劃之供款	**24**	25
		7,010	6,487

12. DIRECTORS' AND EMPLOYEES' EMOLUMENTS (continued)

12. 董事及僱員酬金(續)

(b) Employees' emoluments (continued)

The emoluments of the remaining highest paid individuals fell within the following bands:

(b) 僱員酬金(續)

於下列酬金範圍,最高酬金之人士數目如下:

		2008 二零零八年 Number of employees 僱員人數	2007 二零零七年 Number of employees 僱員人數
HK$1,000,001 – HK$1,500,000	港幣1,000,001元至港幣1,500,000元	–	1
HK$1,500,001 – HK$2,000,000	港幣1,500,001元至港幣2,000,000元	2	1
HK$2,500,001 – HK$3,000,000	港幣2,500,001元至港幣3,000,000元	1	–
HK$3,000,001 – HK$3,500,000	港幣3,000,001元至港幣3,500,000元	–	1
		3	3

13. RETIREMENT BENEFIT SCHEME

The Group operates a mandatory provident fund ("MPF") scheme for all qualifying employees of its Hong Kong subsidiaries. The assets of the scheme are held separately from those of the Group in funds under the control of trustees. The retirement benefit cost charged to the income statement during the year amounted to approximately HK$2,644,000 (2007: HK$2,511,000), which represents contributions paid or payable to the fund by the Group at the rates specified in the MPF Ordinance.

For subsidiaries other than in Hong Kong, contributions are made to the defined contribution schemes by the Group at rates specified in the rules of the schemes at the relevant jurisdiction. The contributions made by subsidiaries other than in Hong Kong during the year amounted to HK$2,871,000 (2007: HK$1,017,000).

13. 退休福利計劃

本集團為其香港附屬公司所有合資格員工設立一個強制性公積金(「強積金」)計劃,該計劃之資產由信託人於獨立於本集團資產之基金持有及控制。於本年度損益表已扣除退休福利費用約為港幣2,644,000元(二零零七年:港幣2,511,000元),此數額乃本集團按強積金條例指定比率對該基金之已付或應付供款。

至於香港以外之附屬公司,本集團就定額供款計劃作出之供款乃按有關司法權區之計劃規則訂明之比率作出。本年度香港以外附屬公司作出之供款為港幣2,871,000元(二零零七年:港幣1,017,000元)。

14. PROVISION FOR GUARANTEE

Pursuant to a share purchase and subscription agreement dated June 30, 2006, a subsidiary of the Company provided a guarantee amounting to a maximum of RMB11,000,000 (equivalent to approximately HK$12,500,000 as at December 31, 2008) to cover the warranty and indemnity clauses stipulated therein. During the year ended December 31, 2008, an amount of HK$8,450,000 has been paid and HK$950,000 (2007: HK$7,500,000) has been recognised in the consolidated financial statements of the Group.

14. 擔保撥備

根據於二零零六年六月三十日簽訂之股份收購及認購協議，本公司一間附屬公司提供最多人民幣11,000,000元(於二零零八年十二月三十一日相當於約港幣12,500,000元)之擔保，以履行該協議所列明之擔保及彌償保證條款。於截至二零零八年十二月三十一日止年度，港幣8,450,000元之款項已支付，而港幣950,000元(二零零七年: 港幣7,500,000元)已在本集團之綜合財務報表中確認。

15. TRANSACTION COSTS FOR A TERMINATED ACQUISITION

On September 2, 2008, a wholly-owned subsidiary of the Company, Smart Apex Holdings Limited ("Smart Apex"), entered into the Sale and Purchase Agreement with Ms. Chu Wan Kam Sabrina, Ms. Yeung Sui King and seven individuals and one body corporate (the "SKC Vendors") which Smart Apex agrees to acquire 80% of the issued share capital in SKC Group Limited ("SKC Group") for the aggregate cash consideration of HK$96,200,000.

On November 12, 2008, a termination agreement was entered into between the SKC Vendors and Smart Apex. Pursuant to the termination agreement, the Group agreed to pay an amount of HK$2,500,000 as compensation in respect of the termination of acquisition of 80% of issued share capital of SKC Group. The expenses paid in relation to this transaction was approximately HK$3,508,000.

15. 一項終止收購之交易成本

於二零零八年九月二日，本公司之全資附屬公司俊峰控股有限公司(「俊峰」)與朱韻琴女士、楊瑞琼女士及七位個人及一位法人團體(「韻揚賣方」)訂立買賣協議，據此俊峰同意收購韻揚集團有限公司(「韻揚集團」)已發行股本之80%，總代價為現金港幣96,200,000元。

於二零零八年十一月十二日，韻揚賣方與俊峰訂立終止協議。根據終止協議，本集團同意支付港幣2,500,000元作為終止收購韻揚集團已發行股本之80%之賠償。就該交易已支付之費用約為港幣3,508,000元。

16. INVESTMENT PROPERTIES 16. 投資物業

		Investment properties in Hong Kong held under medium-term leases 在香港根據中期契約持有之投資物業 HK$'000 港幣千元	Investment properties outside Hong Kong held under medium-term leases 在香港以外地區根據中期契約持有之投資物業 HK$'000 港幣千元	Total 總額 HK$'000 港幣千元
The Group	**本集團**			
Fair value	公平值			
At January 1, 2007	於二零零七年一月一日	227,340	7,578	234,918
Disposal of subsidiaries	出售附屬公司	(227,340)	–	(227,340)
Increase in fair value recognised in the income statement	於損益表確認之公平值增加	–	2,022	2,022
At December 31, 2007 and January 1, 2008	於二零零七年十二月三十一日及二零零八年一月一日	**–**	**9,600**	**9,600**
Acquisition of a subsidiary	收購一間附屬公司	**–**	**8,041**	**8,041**
Decrease in fair value recognised in the income statement	於損益表確認之公平值減少	**–**	**(641)**	**(641)**
At December 31, 2008	於二零零八年十二月三十一日	**–**	**17,000**	**17,000**

16. INVESTMENT PROPERTIES (continued)

The investment properties of the Group were revalued at December 31, 2008 by Raffles Appraisals Limited (2007: Raffles Appraisals Limited), independent qualified professional valuers. Raffles Appraisals Limited is the member of the Hong Kong Institute of Valuers, and has appropriate qualifications and recent experiences in the valuation of similar properties in relevant locations. The valuation, which conforms to International Valuation Standards, was arrived by reference to an open market, existing use basis.

The Group's investment properties are measured using the fair value model.

The investment properties of the Group are rented out or available for rent under operating leases purpose, further summary details of which are included in note 41 to the financial statements.

The Group had pledged investment properties with a carrying amount of approximately HK$14,610,000 (2007: HK$7,100,000) to secure facilities granted to the Group (note 45).

16. 投資物業(續)

本集團投資物業於二零零八年十二月三十一日由獨立專業估值師萊斯評估有限公司(二零零七年：萊斯評估有限公司)進行重估。萊斯評估有限公司為香港估值師協會會員，在相關地區的同類物業估值方面具有合適資格及近期經驗。該估值符合國際估值準則，乃按公開市場及現有使用基準進行。

本集團投資物業均使用公平值模式計量。

本集團已租出或空置作出租用途之投資物業均屬經營租賃，有關概要的進一步詳情載於財務報表附註第41項。

本集團以賬面值約港幣14,610,000元之投資物業(二零零七年：港幣7,100,000元)作為抵押，藉以為授予本集團之信貸作擔保(附註第45項)。

17. PROPERTY, PLANT AND EQUIPMENT 17. 物業、廠房及設備

		Land and buildings outside Hong Kong held under medium-term leases 在香港以外地區根據中期契約持有之土地及樓宇 HK$'000 港幣千元	Land and buildings in Hong Kong held under medium-term leases 在香港根據中期契約持有之土地及樓宇 HK$'000 港幣千元	Leasehold improvements 物業裝修 HK$'000 港幣千元	Furniture, fixtures and equipment 傢俬、裝置及設備 HK$'000 港幣千元	Machinery and tools 機器及工具 HK$'000 港幣千元	Motor vehicles 汽車 HK$'000 港幣千元	Motor yacht 機動遊艇 HK$'000 港幣千元	Total 總額 HK$'000 港幣千元
The Group	**本集團**								
Cost or valuation	**成本值或估值**								
At January 1, 2007	於二零零七年一月一日	-	100,455	27,491	32,821	7,621	14,595	-	182,983
Exchange difference	匯兌差額	-	-	205	146	4	110	-	465
Additions	添置	888	-	5,967	2,784	874	3,042	17,636	31,191
Disposal of subsidiaries	出售附屬公司	-	(100,455)	-	-	-	-	-	(100,455)
Disposals	出售	-	-	(6)	(135)	-	(3,648)	-	(3,789)
At December 31, 2007 and January 1, 2008	於二零零七年十二月三十一日及二零零八年一月一日	888	-	33,657	35,616	8,499	14,099	17,636	110,395
Exchange difference	匯兌差額	11	-	215	(198)	18	(10)	-	36
Acquisition of subsidiaries	收購附屬公司	-	-	6,394	1,776	-	340	-	8,510
Additions	添置	-	2,087	16,219	3,099	1,069	1,497	-	23,971
Disposals	出售	-	-	(123)	(4,143)	-	(3,965)	-	(8,231)
At December 31, 2008	於二零零八年十二月三十一日	899	2,087	56,362	36,150	9,586	11,961	17,636	134,681
Representing:	代表：								
At cost	按成本	899	2,087	56,362	36,150	9,586	11,961	17,636	134,681
At valuation	按估值	-	-	-	-	-	-	-	-
		899	2,087	56,362	36,150	9,586	11,961	17,636	134,681

17. PROPERTY, PLANT AND EQUIPMENT (continued)

17. 物業、廠房及設備(續)

		Land and buildings outside Hong Kong held under medium-term leases 在香港以外地區根據中期契約持有之土地及樓宇 HK$'000 港幣千元	Land and buildings in Hong Kong held under medium-term leases 在香港根據中期契約持有之土地及樓宇 HK$'000 港幣千元	Leasehold improvements 物業裝修 HK$'000 港幣千元	Furniture, fixtures and equipment 傢俬、裝置及設備 HK$'000 港幣千元	Machinery and tools 機器及工具 HK$'000 港幣千元	Motor vehicles 汽車 HK$'000 港幣千元	Motor yacht 機動遊艇 HK$'000 港幣千元	Total 總額 HK$'000 港幣千元
The Group	**本集團**								
Accumulated depreciation	**累積折舊**								
At January 1, 2007	於二零零七年一月一日	–	24,294	16,487	29,207	5,695	6,821	–	82,504
Exchange difference	匯兌差額	–	–	70	111	4	70	–	255
Provided for the year	本年度折舊	4	1,115	4,353	1,480	701	2,219	882	10,754
Disposal of subsidiaries	出售附屬公司	–	(25,409)	–	–	–	–	–	(25,409)
Eliminated upon disposals	出售時撤銷	–	–	(5)	(122)	–	(2,123)	–	(2,250)
At December 31, 2007 and January 1, 2008	於二零零七年十二月三十一日及二零零八年一月一日	**4**	**–**	**20,905**	**30,676**	**6,400**	**6,987**	**882**	**65,854**
Exchange difference	匯兌差額	**–**	**–**	**155**	**(27)**	**–**	**(25)**	**–**	**103**
Acquisition of subsidiaries	收購附屬公司	**–**	**–**	**5,141**	**822**	**–**	**225**	**–**	**6,188**
Provided for the year	本年度折舊	**22**	**52**	**6,691**	**2,148**	**816**	**2,183**	**882**	**12,794**
Eliminated upon disposals	出售時撤銷	**–**	**–**	**(30)**	**(4,279)**	**–**	**(2,364)**	**–**	**(6,673)**
At December 31, 2008	於二零零八年十二月三十一日	**26**	**52**	**32,862**	**29,340**	**7,216**	**7,006**	**1,764**	**78,266**
Net book values	**賬面淨值**								
At December 31, 2008	於二零零八年十二月三十一日	**873**	**2,035**	**23,500**	**6,810**	**2,370**	**4,955**	**15,872**	**56,415**
At December 31, 2007	於二零零七年十二月三十一日	884	–	12,752	4,940	2,099	7,112	16,754	44,541

At December 31, 2007, the net book value of the Group's motor vehicles included an amount of HK$2,034,000 in respect of assets held under finance leases.

於二零零七年十二月三十一日,本集團汽車之賬面淨值包括價值港幣2,034,000元之融資租賃資產。

17. PROPERTY, PLANT AND EQUIPMENT (continued)

The Group had pledged land and buildings and motor yacht with a carrying amount of approximately HK$2,035,000 (2007: nil) and HK$15,872,000 respectively (2007: nil) to secure facilities granted to the Group at December 31, 2008 (note 45).

17. 物業、廠房及設備(續)

於二零零八年十二月三十一日，本集團以賬面值分別約港幣2,035,000元(二零零七年：無)及港幣15,872,000元(二零零七年：無)之土地及樓宇及機動遊艇作為抵押，藉以為授予本集團之信貸擔保(附註第45項)。

		Leasehold improvements 物業裝修 HK$'000 港幣千元	Furniture, fixtures and equipment 傢俬裝置及設備 HK$'000 港幣千元	Motor vehicles 汽車 HK$'000 港幣千元	Total 總額 HK$'000 港幣千元
The Company	**本公司**				
Cost	**成本值**				
At January 1, 2007	於二零零七年一月一日	6,244	16,786	3,234	26,264
Additions	添置	28	195	–	223
Disposals	出售	–	–	(1,548)	(1,548)
At December 31, 2007 and January 1, 2008	於二零零七年十二月三十一日及二零零八年一月一日	**6,272**	**16,981**	**1,686**	**24,939**
Additions	添置	**187**	**352**	**–**	**539**
Disposals	出售	**–**	**(3,196)**	**(686)**	**(3,882)**
At December 31, 2008	於二零零八年十二月三十一日	**6,459**	**14,137**	**1,000**	**21,596**
Accumulated depreciation	**累積折舊**				
At January 1, 2007	於二零零七年一月一日	6,235	16,200	2,243	24,678
Provided for the year	本年度折舊	13	245	1	259
Eliminated upon disposals	於出售時撇銷	–	–	(558)	(558)
At December 31, 2007 and January 1, 2008	於二零零七年十二月三十一日及二零零八年一月一日	**6,248**	**16,445**	**1,686**	**24,379**
Provided for the year	本年度折舊	**45**	**260**	**–**	**305**
Eliminated upon disposals	於出售時撇銷	**–**	**(3,196)**	**(686)**	**(3,882)**
At December 31, 2008	於二零零八年十二月三十一日	**6,293**	**13,509**	**1,000**	**20,802**
Net book values	**賬面淨值**				
At December 31, 2008	於二零零八年十二月三十一日	**166**	**628**	**–**	**794**
At December 31, 2007	於二零零七年十二月三十一日	24	536	–	560

18. PREPAID LEASE PAYMENTS 18. 預付租賃款項

The Group 本集團

		2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元
Cost	**成本值**		
At January 1	於一月一日	1,597	–
Exchange difference	匯兌差額	22	
Additions	添置	26,090	1,597
At December 31	於十二月三十一日	27,709	1,597
Accumulated amortisation	**累計攤銷**		
At January 1	於一月一日	5	–
Charge for the year	本年度支出	306	5
At December 31	於十二月三十一日	311	5
Net book value	**賬面淨值**		
At December 31	於十二月三十一日	27,398	1,592
The Group's prepaid lease payments comprise:	本集團之預付租賃款項包括：		
Land in Hong Kong:	於香港以內地區之土地：		
Medium term lease	中期租約	25,818	–
Land outside Hong Kong:	於香港以外地區之土地：		
Medium term lease	中期租約	1,580	1,592
		27,398	1,592
Analysed for reporting purposes as:	就申報目的而分析為：		
Current assets (included in trade and other receivables)	流動資產（計入貿易往來及其他應收賬款）	686	34
Non-current assets	非流動資產	26,712	1,558
		27,398	1,592

The Group had pledged prepaid lease payments with a carrying amount of approximately HK$25,818,000 to secure facilities granted to the Group at December 31, 2008 (note 45).

本集團已就本集團於二零零八年十二月三十一日取得信貸而抵押賬面值約為港幣25,818,000元之預付租賃款項(附註第45項)。

19. GOODWILL 19. 商譽

		Total 總額 HK$'000 港幣千元
The Group	**本集團**	
Cost	**成本**	
At January 1, 2007	於二零零七年一月一日	2,597
Acquisition of a subsidiary	收購一間附屬公司	308
At December 31, 2007 and January 1, 2008	於二零零七年十二月三十一日及二零零八年一月一日	**2,905**
Acquisition of subsidiaries	收購附屬公司	**28,824**
At December 31, 2008	於二零零八年十二月三十一日	**31,729**
Accumulated impairment	**累計減值**	
At January 1, 2007	於二零零七年一月一日	–
Impairment loss	減值虧損	118
At December 31, 2007 and December 31, 2008	於二零零七年十二月三十一日及二零零八年十二月三十一日	**118**
Carrying value	**賬面值**	
At December 31, 2008	於二零零八年十二月三十一日	**31,611**
At December 31, 2007	於二零零七年十二月三十一日	2,787

During the year ended December 31, 2008, the Group assessed the recoverable amount of goodwill associated with the Group's fashion apparels and accessories business. The recoverable amount of the fashion apparels and accessories operations was assessed by reference to value in use. A discount factor of 16.52% per annum was applied in the value in use model.

於截至二零零八年十二月三十一日止年度，本集團評估與本集團時裝及配飾業務相關之商譽之可收回金額。時裝及配飾業務之可收回金額乃參考使用價值而評估。在使用模式中使用之貼現率為每年16.52%。

19. GOODWILL (continued)

During the year ended December 31, 2007, the Group assessed the recoverable amount of goodwill, and determined that goodwill associated with the Group's electrical appliances was impaired by approximately HK$118,000. The recoverable amount of the electrical appliances operations was assessed by reference to value in use. A discount factor of 10% per annum was applied in the value in use model. The main factor contributing to the impairment of the cash-generating unit was the decrease in the estimated cash flow generated from the electrical appliances operations.

Particulars regarding impairment testing on goodwill are disclosed in note 20.

19. 商譽(續)

於截至二零零七年十二月三十一日止年度，本集團評估商譽之可收回金額，並決定與本集團的電器業務相關之商譽減值約港幣118,000元。電器業務之可收回金額乃參考使用價值而評估。在使用模式中使用之貼現率為每年10%。導致現金產生單位減值之主要因素為電器業務所產生之估計現金流量減少。

商譽減值測試資料列載於附註第20項內。

20. IMPAIRMENT TESTING ON GOODWILL

As explained in note 6, the Group uses business segments as its primary segment for reporting segment information. For the purposes of impairment testing, goodwill with indefinite useful lives set out in note 19 has been allocated to an individual cash generating unit (CGU), including subsidiaries in "the car and car accessories", "electrical appliances" and "fashion apparels and accessories" segments. The carrying amount of goodwill (net of accumulated impairment losses) at December 31, 2008 was approximately HK$31,611,000 (2007: HK$2,787,000).

The recoverable amount of the above CGU has been determined based on a value in use calculation. That calculation uses cash flow projections based on financial budgets approved by management covering a five-year period, and discount rate of 16.52% per annum (2007: 10% per annum). Another key assumption for the value in use calculations is the budgeted gross margin, which is determined based on the CGU's past performance and management's expectations for the market development.

20. 商譽之減值測試

如附註第6項所闡釋，本集團採用業務分類為其呈報之主要分類。就減值測試而言，具有無限使用年期之商譽(見附註第19項)已被分配至一個現金產生單位，包括歸類於「汽車及汽車配件」、「電器」及「時裝及配飾」之附屬公司。於二零零八年十二月三十一日，商譽賬面值(扣除累積減值虧損)約為港幣31,611,000元(二零零七年：港幣2,787,000元)。

上述現金產生單位之可收回金額乃依據一項使用價值計算釐定。計算採用之現金流量預測乃基於管理層批准之一項涉時五年之財務預算，及每年16.52%折現率(二零零七年：每年10%)。使用價值計算之另一項關鍵假設乃預算毛利，該預算毛利乃依據該現金產生單位之過往表現及管理層對市場發展之預期而釐定。

21. INVESTMENTS IN SUBSIDIARIES

21. 於附屬公司之投資

		The Company 本公司 2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元
Unlisted shares, at cost	無牌價股份，成本值	**296,949**	301,811
Less: Impairment loss recognised	減：已確認之減值虧損	**(30,736)**	(30,736)
		266,213	271,075

Particulars of the Company's principal subsidiaries at December 31, 2008 are shown in note 51.

本公司於二零零八年十二月三十一日之主要附屬公司資料列載於附註第51項內。

22. INTERESTS IN ASSOCIATES

22. 於聯營公司之權益

		The Group 本集團 2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元
Share of net assets of associates (note (c))	應佔聯營公司資產淨值（附註(c)）	**95**	–

Notes:

附註：

(a) On December 30, 2005, Italian Motors (Sales & Service) Limited, a subsidiary of the Company, and Ferrari S.p.A entered into an equity interest transfer agreement relating to the transfer of 29% equity interest ("Equity Transfer") in Ferrari Maserati Cars International Trading (Shanghai) Co., Ltd. ("FMC"), for a consideration of US$870,000, equivalent to approximately HK$6,800,000. For year ended December 31, 2007, a loss from disposal of 29% equity interest in FMC together with the realisation of accumulated exchange differences was approximately HK$1,968,000.

(a) 於二零零五年十二月三十日，本公司附屬公司勵駿汽車有限公司與Ferrari S.p.A.訂立股權轉讓協議，內容為有關以代價870,000美元（相當於約港幣6,800,000元）轉讓法拉利瑪莎拉蒂汽車國際貿易（上海）有限公司（「法拉利瑪莎拉蒂」）29%的股本權益（「股權轉讓」）。於截至二零零七年十二月三十一日止年度，出售法拉利瑪莎拉蒂29%股本權益產生之虧損連同累計匯兌差額變現約為港幣1,968,000元。

22. INTERESTS IN ASSOCIATES (continued)

Notes: (continued)

(b) On July 3, 2008,和記時尚貿易（深圳）有限公司, a subsidiary of the Company contributed 20% equity interest of上海菲蘭廣告有限公司, a company established in the PRC with a registered capital of RMB500,000 at a total amount of RMB100,000 (equivalent to approximately HK$114,000).

(c) The summarised financial information in respect of the Group's associates is set out below:

22. 於聯營公司之權益（續）

附註：（續）

(b) 於二零零八年七月三日，本公司之附屬公司和記時尚貿易（深圳）有限公司以總額人民幣100,000元（相當於約港幣114,000元），注入於中國成立之公司上海菲蘭廣告有限公司股本權益之20%，其註冊股本為人民幣500,000元。

(c) 本集團聯營公司之財務資料概要如下：

		2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元
Total assets	總資產	**50,837**	8,884
Total liabilities	總負債	**(43,992)**	(15,819)
Net assets/(liabilities)	資產／（負債）淨值	**6,845**	(6,935)
Group's share of net assets of associates	本集團應佔聯營公司之資產淨值	**95**	–
Turnover	營業額	**7,261**	72
Loss for the year	本年度虧損	**(17,883)**	(5,244)
Group's share of results of associates for the year	本集團應佔聯營公司本年度業績	**(18)**	(1,169)
Market value of listed securities	有牌價證券市值	**20,787**	84,822

Particulars of the Group's principal associates at December 31, 2008 are shown in note 52.

本集團於二零零八年十二月三十一日之主要聯營公司資料列載於附註第52項內。

23. INTEREST IN A JOINTLY CONTROLLED ENTITY 23. 於一間共同控制實體之權益

		The Group 本集團 2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元
Unlisted investment, at cost	未上市投資，成本值	**3,000**	–
Share of result of a jointly controlled entity	應佔一間共同控制實體之業績	**(3,000)**	–
		–	–

Notes:

附註:

(a) Particulars of the Group's jointly controlled entity as at December 31, 2008 is as follows:

(a) 有關本集團截至二零零八年十二月三十一日止之共同控制實體詳情如下:

Name of entity 實體名稱	Place of incorporation/ registration and operations 註冊成立／註冊及營業地點	Particulars of issued share capital 已發行股本詳情	Percentage of equity attributable to the Group 本集團應佔股權百分比	Principal activities 主要業務
Sweet Years Asia Limited 斯威意亞洲有限公司	Hong Kong 香港	6,000,000 shares of HK$1 each 每股面值港幣1元之股份6,000,000股	50%	Distribution and retail of fashion apparels and accessories 分銷及零售時裝及配飾

23. INTEREST IN A JOINTLY CONTROLLED ENTITY (continued)

23. 於一間共同控制實體之權益(續)

Notes: (continued)

附註：(續)

(b) The summarised financial information in respect of the Group's jointly controlled entity which is accounted for using equity method of accounting is set out below:

(b) 有關採用權益會計法計算之本集團共同控制實體之概要財務資料載列如下：

		2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元
Total assets	總資產	2,983	–
Total liabilities	總負債	(3,430)	–
Net liabilities	負債淨值	(447)	–
Group's share of net assets of a jointly controlled entity	本集團應佔一間共同控制實體之資產淨值	–	–
Turnover	營業額	2,418	–
Loss for the year	本年度虧損	(6,447)	–
Group's share of result of a jointly controlled entity for the year	本集團應佔一間共同控制實體本年度之業績	(3,000)	–

24. INVENTORIES 24. 存貨

		The Group 本集團	
		2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元
Finished goods	製成品	**212,709**	109,361
Spare parts	零件	**21,955**	15,632
		234,664	124,993

Included in the above figure are finished goods of approximately HK$11,944,000 (2007: HK$19,601,000) which have been pledged as security for bank loans (note 45).

上述金額內之港幣11,944,000元(二零零七年：港幣19,601,000元)之製成品，被用作銀行貸款之抵押(附註第45項)。

25. TRADE AND OTHER RECEIVABLES 25. 貿易往來及其他應收賬款

		The Group 本集團	
		2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元
Trade receivables	貿易往來應收賬款	**128,366**	130,118
Less: allowance for doubtful debts	減：呆賬撥備	**(1,604)**	(4,832)
Total trade receivables, net of allowance for doubtful debts	貿易往來應收賬款減呆賬撥備總額	**126,762**	125,286
Deposits, prepayments and other receivables	訂金、預付款及其他應收賬款	**122,742**	59,789
		249,504	185,075

25. TRADE AND OTHER RECEIVABLES (continued)

25. 貿易往來及其他應收賬款(續)

The following is an aged analysis of trade receivables net for allowance of doubtful debts at the balance sheet date:

於結算日，貿易往來應收賬款減呆賬撥備之賬齡分析如下：

		The Group 本集團	
		2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元
Within 30 days	三十天以內	**100,630**	82,794
31 to 60 days	三十一天至六十天	**10,547**	18,699
61 to 90 days	六十一天至九十天	**3,911**	6,048
91 days to 1 year	九十一天至一年	**8,075**	16,396
Over 1 year	一年以上	**3,599**	1,349
Total	總計	**126,762**	125,286

The Group allows an average credit period of 7 to 90 days to its customers.

本集團給予客戶平均七至九十天之信貸期。

Before accepting any new customer, the Group uses credit scoring system to assess the potential customer's credit quality and defines credit limits by customer. Limits and scoring attributed to customers are reviewed twice a year. Approximately 90% of the trade receivables that are neither past due nor impaired have the best credit scoring attributable under the credit scoring system used by the Group.

於接納任何新客戶前，本集團使用信貸計分制度評估潛在客戶之信貸質素及界定個別客戶之信貸限額。客戶之限額及評分每年檢討兩次。本集團所使用之信貸計分制度中，並無逾期亦無減值之貿易往來應收賬款其中90%佔最高信貸評分。

Included in the Group's trade receivable balance were debtors with a carrying amount of HK$11,674,000 (2007: HK$17,745,000) which are past due at the reporting date for which the Group has not provided for impairment loss. The Group does not hold any collateral over these balances.

本集團之貿易往來應收賬款包括賬面值港幣11,674,000元(二零零七年：港幣17,745,000元)之應收賬款，該金額於報告日期已逾期，而本集團並無就減值虧損作撥備。本集團並無就該等結餘而持有任何抵押品。

25. TRADE AND OTHER RECEIVABLES (continued) 25. 貿易往來及其他應收賬款(續)

Ageing of trade receivables which are past due but not impaired 已逾期但無減值之貿易往來應收賬款之賬齡

		The Group 本集團	
		2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元
91 days to 1 year	九十一天至一年	8,075	16,396
Over 1 year	一年以上	3,599	1,349
Total	總計	11,674	17,745

Movement in the allowance for doubtful debts 呆賬撥備之變動

		The Group 本集團	
		2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元
Balance at beginning of the year	於年初之結餘	4,832	5,731
Impairment losses recognised on receivables	就應收賬款確認之減值虧損	966	1,676
Amounts utilised during the year	年內動用之金額	(1,358)	–
Amounts recovered during the year	年內收回之金額	(2,836)	(2,575)
Balance at end of the year	於年終之結餘	1,604	4,832

Included in the allowance for doubtful debts are individually impaired trade receivables with a balance of HK$966,000 (2007: HK$1,676,000) which were past due and not recoverable. The impairment recognised represented the carrying amount of these trade receivables and the Group does not hold any collateral over these balances.

呆賬撥備包括個別減值之貿易往來應收賬款結餘港幣966,000元(二零零七年:港幣1,676,000元),該金額經已逾期及不可收回。已確認之減值相等於該等貿易往來應收賬款之賬面值,而本集團並無就該等結餘而持有任何抵押品。

25. TRADE AND OTHER RECEIVABLES (continued) 25. 貿易往來及其他應收賬款(續)

Ageing of impaired trade receivables 已減值貿易往來應收賬款之賬齡

		The Group 本集團 2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元
Within 30 days	三十天內	**500**	913
31 to 60 days	三十一天至六十天	**–**	–
61 to 90 days	六十一天至九十天	**20**	–
91 days to 1 year	九十一天至一年	**667**	763
Over 1 year	一年以上	**417**	3,156
Total	總計	**1,604**	4,832

26. AMOUNTS DUE FROM/TO ASSOCIATES/ A JOINTLY CONTROLLED ENTITY/ SUBSIDIARIES 26. 應收/應付聯營公司/一間共同控制實體/附屬公司款項

The amounts due are unsecured, interest-free and have no fixed terms of repayment.

該等款額為無抵押、免息及無固定還款期。

27. AVAILABLE-FOR-SALE FINANCIAL ASSETS 27. 可供出售之金融資產

		The Group 本集團	
		2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元
At January 1	於一月一日	**30,527**	527
Additions	添置	**–**	36,000
Impairment loss on available-for-sale financial assets (note (c))	可供出售之金融資產減值（附註(c)）	**(9,000)**	(6,000)
At December 31	於十二月三十一日	**21,527**	30,527
Available-for-sale financial assets at December 31, comprise of:	於十二月三十一日，可供出售之金融資產包括：		
Unlisted securities:	無牌價證券：		
Debt securities without interest and maturity date (note (a))	無利息及到期日之債券（附註(a)）	**527**	527
Equity securities (note (b))	股本證券（附註(b)）	**21,000**	30,000
		21,527	30,527
Analysed for reporting purposes as:	就申報目的而分析為：		
Current assets	流動資產	**–**	–
Non-current assets	非流動資產	**21,527**	30,527
		21,527	30,527

27. AVAILABLE-FOR-SALE FINANCIAL ASSETS (continued)

Notes:

(a) The fair values of unlisted available-for-sale debt investments have been estimated based on observable market prices or rates.

(b) The unlisted equity securities are measured at fair value. Fair value is estimated based on observable market prices or rates of similar equity securities. In determining the fair value, a risk adjusted discount rate of 10.6% (2007: 15.04%) was used.

(c) During the year ended December 31, 2008, the Group assessed whether there was any objective evidence that the unlisted equity securities were impaired and determined that the unlisted equity securities were impaired by approximately HK$9,000,000 (2007: HK$6,000,000). The main factor contributing to the impairment was the changes in the fair value of the unlisted equity securities.

27. 可供出售之金融資產(續)

附註：

(a) 無牌價之可供出售債券之公平值乃依據可觀察之市場價格或息率而估計。

(b) 無牌價之股本證券乃按公平值而計算。公平值乃依據可觀察之股本證券之市場價格或息率而估計。於釐定公平值時，使用10.6%(二零零七年：15.04%)之風險調整貼現率。

(c) 於截至二零零八年十二月三十一日止年度，本集團評估是否有任何客觀證據顯示無牌價之股本證券出現減值，並釐定無牌價之證本證券減值約港幣9,000,000元(二零零七年：港幣6,000,000元)。導致減值之主要因素為無牌價股本證券之公平值改變。

28. OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

28. 其他以公平值計入損益之金融資產

		The Group and the Company 本集團及本公司	
		2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元
At January 1	於一月一日	**17**	11
Fair value (losses)/gains on other financial assets at fair value through profit or loss	其他以公平值計入損益的金融資產之公平值(虧損)／盈利	**(11)**	6
At December 31	於十二月三十一日	**6**	17
Market value of listed securities:	有牌價證券之市價：		
Equity securities listed in Hong Kong	於香港掛牌之股本證券	**6**	17

28. OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS (continued)

The carrying amounts of the above financial assets were classified as held for trading.

All financial assets at fair value through profit or loss are stated at fair values. Fair values of the listed investments are determined by reference to the quoted market bid prices available on the Stock Exchange of Hong Kong Limited.

28. 其他以公平值計入損益之金融資產(續)

上述金融資產之賬面值歸類為持作買賣。

所有以公平值計入損益之金融資產均按公平值列賬。有牌價投資之公平值乃參考在香港聯合交易所有限公司所報之市場買入價而釐定。

29. CASH AND CASH EQUIVALENTS

Bank balances are interest bearing at respective saving deposits rate in Hong Kong, PRC, Singapore and Malaysia, and the effective interest rate of the Group's bank balances ranged from 0.18% to 13.00% (2007: 2.09% to 5.70%) per annum.

At the balance sheet date, the cash and bank balances of the Group included currencies denominated in Renminbi ("RMB") amounted to approximately HK$8,974,000 (2007: HK$7,985,000) which is not freely convertible into other currencies.

At December 31, 2008, bank balances amounts to approximately HK$106,565,000 (2007: HK$86,796,000) have been pledged to securing banking facilities granted to the Group (note 45). The pledged bank deposits will be released upon the settlement of relevant bank borrowings. The pledged bank balances carry interest rate range from 0.01% to 4.50% (2007: 2.39% to 5.07%) per annum.

29. 現金及現金等值項目

銀行結餘乃按於香港、中國、新加坡及馬來西亞各自之儲蓄存款利率計息,本集團銀行結餘之實際利率介乎年息率0.18%至13.00%(二零零七年:2.09%至5.70%)。

於結算日,本集團之現金及現金等值項目包括以人民幣為單位且不可自由兌換為其他貨幣的貨幣約港幣8,974,000元(二零零七年:港幣7,985,000元),

於二零零八年十二月三十一日,銀行結餘約港幣106,565,000元(二零零七年:港幣86,796,000元)已作為本集團獲授之銀行融資之抵押品(附註第45項)。受抵押銀行存款將於相關銀行貸款償還後解除。受抵押銀行結餘按年利率介乎0.01% 至4.50%(二零零七年:2.39%至5.07%)計息。

30. TRADE AND OTHER PAYABLES

The following were an aged analysis of trade payables at the balance sheet date:

30. 貿易往來及其他應付賬款

於結算日，貿易往來應付賬款之賬齡分析如下：

		The Group 本集團	
		2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元
Within 30 days	三十天以內	**26,627**	7,995
31 to 60 days	三十一天至六十天	**12,575**	3,111
61 to 90 days	六十一天至九十天	**7,740**	8,953
91 days to 1 year	九十一天至一年	**6,928**	1,410
Over 1 year	一年以上	**528**	2,314
Total trade payables	貿易往來應付賬款總額	**54,398**	23,783
Customers' deposits, accruals and other payables	客戶訂金、應付費用及其他應付賬款	**276,091**	220,173
		330,489	243,956

31. CONVERTIBLE LOAN NOTE

The Company issued a 7.25% convertible loan note in the principal amount of HK$30,000,000 on August 18, 2005 to Hanny Holdings Limited ("Hanny"). The convertible loan note is denominated in Hong Kong dollars. The convertible loan note entitles the holder to convert it into ordinary shares of the Company at any time between the date of issue of the convertible loan note and the settlement date on September 5, 2008 at a conversion price of HK$1.00 per convertible loan note. If the convertible loan note has not been converted, it will be redeemed on September 5, 2008 at par. Interest of 7.25% will be paid semi-annually up until the settlement date. Further details of which are set out in the announcement of the Company dated August 18, 2005.

31. 可換股貸款票據

本公司於二零零五年八月十八日向錦興集團有限公司(「錦興」)發行本金額港幣30,000,000元之7.25%之可換股貸款票據。該可換股貸款票據以港幣為面值，賦予持有人權利可於發行可換股貸款票據日期至二零零八年九月五日之償還日期間任何時間以每份可換股貸款票據港幣1.00元之換股價兌換本公司普通股。倘可換股貸款票據不予兌換，將於二零零八年九月五日按面值贖回。7.25%之利息將每半年支付一次直至償還日期。有關詳情載於本公司於二零零五年八月十八日之公佈內。

31. CONVERTIBLE LOAN NOTE (continued)

The convertible loan note contains two components, liability and equity components. Upon initial recognition, the convertible loan note was split between the liability and equity components. The equity component is presented in equity heading "Equity component of convertible loan note". The effective interest rate of the liability component is 10%.

On September 5, 2008, the Company redeemed the convertible loan note in consideration of HK$30,000,000 and discharge all of the Company's liabilities and obligations, including interest payment obligations, under the convertible loan note.

The movement of the liability component of the convertible loan note for the year is set out below:

31. 可換股貸款票據(續)

可換股貸款票據分兩個組成部份，即負債及權益部份。於初步確認後，可換股貸款票據分為債務及權益部份。權益部份列於「可換股貸款票據權益部份」之權益一欄。負債部份之實際利率為10%。

於二零零八年九月五日，本公司以代價港幣30,000,000元贖回可換股貸款票據，並履行本公司之負債及責任，包括可換股貸款票據項下之支付利息責任。

可換股貸款票據負債部份之變動呈列如下：

		The Group and the Company 本集團及本公司	
		2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元
Face value of convertible loan note	可換股貸款票據面值	30,000	30,000
Transaction cost	交易成本	(1,735)	(1,735)
Equity component	權益部份	(185)	(185)
Liability component on initial recognition at August 18, 2005	於二零零五年八月十八日初步確認之負債部份	28,080	28,080
Interest charged	已扣除之利息	8,439	6,477
Interest paid	已繳利息	(6,519)	(4,350)
Redemption	贖回	(30,000)	–
Liability component at December 31	於十二月三十一日之負債部份	–	30,207

At December 31, 2007, the fair value of the liability component of the convertible loan note approximated to its corresponding carrying amounts.

於二零零七年十二月三十一日，可換股貸款票據負債部份之公平值接近其對應賬面值。

32. AMOUNTS DUE TO RELATED COMPANIES

32. 應付關聯公司款項

		The Group 本集團		The Company 本公司	
		2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元	**2008 二零零八年 HK$'000 港幣千元**	2007 二零零七年 HK$'000 港幣千元
Amounts repayable within one year	一年內償還之金額	**944**	1,343	**441**	441

The amounts included in the current liabilities are unsecured, non-interest bearing and have no fixed terms of repayment. The related companies are controlled by certain Directors of the Company.

歸入流動負債之金額乃無抵押、免息及無固定還款期。關聯公司由本公司若干董事控制。

33. OBLIGATIONS UNDER FINANCE LEASES 33. 融資租賃債務

		Minimum lease payments 最低租賃付款		Present value of minimum lease payments 最低租賃付款現值	
		2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元	**2008 二零零八年 HK$'000 港幣千元**	2007 二零零七年 HK$'000 港幣千元
The Group	**本集團**				
Amounts payable under finance leases:	根據融資租賃之應付數額：				
Within one year	於一年內	–	1,003	–	936
In the second to fifth year inclusive	第二至第五年	–	194	–	168
		–	1,197	–	1,104
Less: Future finance charges	減去：未來融資費用	–	(93)	–	–
Present value of lease obligations	租賃債務現值	–	1,104	–	1,104
Analysed as:	分析如下：				
Amounts due within one year shown under current liabilities	列於流動負債項下一年內到期之金額			–	936
Amounts due after one year	一年後到期之金額			–	168
				–	1,104

For the year ended December 31, 2007, the average effective borrowing rate was approximately 4% per annum. Interest rates are fixed at the contract date. All leases were on a fixed repayment basis and no arrangement had been entered into for contingent rental payments. The Group's obligations under finance leases were secured by the charge over the leased assets.

於截至二零零七年十二月三十一日止年度，平均實際借貸利率為年利率約4%，利率在合約日期釐定。所有租賃以定期還款為基準及並無就或然租金付款作出安排。本集團之融資租賃債務由租賃資產之押記作抵押。

34. BORROWINGS　34. 貸款

		The Group 本集團	
		2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元
Bank overdrafts	銀行透支	**6,908**	583
Bank loans	銀行貸款	**180,336**	83,750
Other loan	其他貸款	**3,384**	–
		190,628	84,333
Secured (note 45)	有抵押（附註第45項）	**176,885**	75,309
Unsecured	無抵押	**13,743**	9,024
		190,628	84,333
The maturities of the above loans are as follows:	上述貸款屆滿期如下：		
Within one year	一年內	**152,919**	70,827
More than one year, but not exceeding two years	一年以上，但不超過兩年	**4,921**	2,760
More than two years, but not exceeding five years	兩年以上，但不超過五年	**12,641**	4,305
More than five years	五年以上	**20,147**	6,441
		190,628	84,333
Less: Amounts due within one year shown under current liabilities	減去：列於流動負債項下一年內到期應付款項	**(152,919)**	(70,827)
Amounts due after one year	一年後到期應付款項	**37,709**	13,506

34. BORROWINGS (continued)

34. 貸款(續)

The ranges of effective interest rates (which are also equal to contracted interest rates) on the Group's borrowings are as follows:

本集團貸款之實際利率範圍(亦等於合約規定利率)如下:

		2008 二零零八年	2007 二零零七年
Effective interest rate:	實際利率:		
Variable-rate borrowings	浮息貸款	**2.44% – 8.75%**	5.24% – 8.75%

The Group's borrowings that are denominated in currencies other than the functional currency are set out below:

並非以功能貨幣計值之本集團貸款呈列如下:

		RMB'000 人民幣千元	EUR'000 歐元千元	JPY'000 日元千元	MYR'000 馬幣千元	SGD'000 新加坡元千元	USD'000 美元千元
At December 31, 2008	**於二零零八年十二月三十一日**	**6,100**	**633**	**–**	**1,722**	**1,345**	**997**
At December 31, 2007	於二零零七年十二月三十一日	–	–	25,549	1,887	823	226

During the year, the Group obtained new bank borrowings in the amount of approximately HK$557,194,000 (2007: HK$496,629,000). The borrowings bear interest at market rates and the proceeds were used to finance the working capital.

於年內,本集團獲得金額約港幣557,194,000元(二零零七年:港幣496,629,000元)之新造銀行貸款。該項貸款以市場利率計息。所得款項用作營運資金之融資。

The fair values of the Group's borrowings at December 31, 2008 approximate to the corresponding carrying amounts.

本集團貸款於二零零八年十二月三十一日之公平值與相應賬面值相若。

The borrowings were secured by certain assets of the Group, details were set out in note 45.

該等貸款由本集團若干資產作為抵押,詳情載於附註第45項。

The other loan is a short-terms of borrowing which is unsecured, bear interest at approximately 2% per month and repayable within one year.

其他貸款為無抵押、按利率約2%每月計息及於一年內償還之短期貸款。

35. DEFERRED TAX (ASSETS)/LIABILITIES 35. 遞延稅項(資產)/負債

The Group 本集團

		Accelerated tax depreciation 加速稅項折舊 HK$'000 港幣千元	Tax losses 稅項虧損 HK$'000 港幣千元	Total 總計 HK$'000 港幣千元
At January 1, 2007	於二零零七年一月一日	19,915	(4,215)	15,700
Released on disposal of subsidiaries	出售附屬公司時解除	(19,909)	194	(19,715)
Charged to income statement for the year	於年內損益表扣除	–	4,005	4,005
At December 31, 2007 and January 1, 2008	於二零零七年十二月三十一日及二零零八年一月一日	6	(16)	(10)
Exchange difference	匯兌差額	1	1	2
Charged to income statement for the year	於年內損益表扣除	5	5	10
At December 31, 2008	**於二零零八年十二月三十一日**	**12**	**(10)**	**2**

35. DEFERRED TAX (ASSETS)/LIABILITIES (continued)

35. 遞延稅項（資產）／負債（續）

The Group (continued)

The following is the analysis of the deferred tax balances for financial reporting purposes:

本集團（續）

以下為財務報告目的之遞延稅項結餘分析：

		2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元
Deferred tax liabilities	遞延稅項負債	12	6
Deferred tax assets	遞延稅項資產	(10)	(16)
		2	(10)

At December 31, 2008, the Group has unused tax losses of approximately HK$1,107,000,000 (2007: HK$1,053,600,000) available for offset against future profits. A deferred tax asset has been recognised in respect of approximately HK$61,000 (2007: HK$91,000) of such losses. No deferred tax asset has been recognised in respect of the remaining amount of approximately HK$1,106,939,000 (2007: HK$1,053,509,000) due to the unpredictability of future profit streams. The tax losses may be carried forward either 5 years or indefinitely.

於二零零八年十二月三十一日，本集團可供抵銷日後盈利之未動用稅項虧損約港幣1,107,000,000元（二零零七年：港幣1,053,600,000元）。本集團已就該等虧損確認約港幣61,000元（二零零七年：港幣91,000元）之遞延稅項資產。由於未能估計日後盈利流量，故並無就餘款約港幣1,106,939,000元（二零零七年：港幣1,053,509,000元）確認遞延稅項資產。稅項虧損可結轉五年或無限期結轉。

36. SHARE CAPITAL　36. 股本

		Number of shares 股份數目	Nominal value 面值 HK$'000 港幣千元
Authorised:	**法定股本：**		
At January 1, 2007, December 31, 2007 and January 1, 2008 of HK$1.00 each	於二零零七年一月一日、二零零七年十二月三十一日及二零零八年一月一日每股面值港幣1.00元	**350,000,000**	**350,000**
Effect of capital reorgainsation (note c)	資本重組之影響（附註c）	**3,150,000,000**	**–**
At December 31, 2008 of HK$0.10 each	於二零零八年十二月三十一日每股面值港幣0.10元	**3,500,000,000**	**350,000**
Issued and fully paid:	**已發行及繳足股本：**		
At January 1, 2007 of HK$1.00 each	於二零零七年一月一日每股面值港幣1.00元	221,615,433	221,615
Exercise of share options (note a)	行使優先認股權（附註a）	2,433,042	2,433
Issue of shares upon acquisition of available-for-sale financial assets (note b)	於收購可供出售金融資產時發行股份（附註b）	31,266,284	31,266
At December 31, 2007 and January 1, 2008 of HK$1.00 each	於二零零七年十二月三十一日及二零零八年一月一日每股面值港幣1.00元	**255,314,759**	**255,314**
Effect of share reduction (note d)	股份減少之影響（附註d）	**–**	**(229,782)**
Issue of bonus shares (note e)	發行紅股（附註e）	**51,062,951**	**5,106**
Repurchase of shares (note f)	購回股份（附註f）	**(12,350,000)**	**(1,235)**
At December 31, 2008 of HK$0.10 each	於二零零八年十二月三十一日每股面值港幣0.10元	**294,027,710**	**29,403**

(a) During the year ended December 31, 2007, 2,433,042 share options were exercised and 2,433,042 ordinary shares of HK$1.00 each were issued. The subscription money of approximately HK$2,433,000 was credited to share capital.

(a) 於截至二零零七年十二月十三日止年度，2,433,042份優先認股權獲行使而發行2,433,042股每股面值港幣1.00元之普通股。認購款額約港幣2,433,000元已計入股本。

36. SHARE CAPITAL (continued)

(b) On August 13, 2007, National Cape Development Limited, an indirect wholly-owned subsidiary of the Company, entered into a share acquisition agreement with Yang Pei, Executive Talent Limited, Ye Ai Fang, as vendors, Lau Chi Yuen, Joseph and Yuen Nim Cho, as guarantors to acquire 10% issued share capital in Corning Investments Limited at a consideration of HK$36,000,000. Corning Investments Limited is interested in the entire issued share capital of Digital Outdoor Television (Hong Kong) Limited which together with its wholly-owned subsidiary, Today's Media Limited, are principally engaged in the business of the provision of outdoor media advertising and broadcasting network. The acquisition was completed on August 24, 2007. A total of 31,266,284 new shares of the Company had been issued and allotted as consideration upon completion.

(c) Pursuant to a resolution passed by the shareholders of the Company at a special general meeting held on April 30, 2008, each authorised but unissued share was subdivided into 10 shares.

(d) Pursuant to a resolution passed by the shareholders of the Company at a special general meeting held on April 30, 2008, the nominal value of each share in issue reduced from HK$1.00 to HK$0.10 by canceling paid up capital to the extent of HK$0.90 for each issued share.

(e) Pursuant to a resolution passed by the shareholders of the Company at a special general meeting held on April 30, 2008, 51,062,951 bonus shares were issued of HK$0.10 each for every five adjusted shares of HK$0.10 each held by the shareholders whose names appeared on the register of members of the Company on April 30, 2008. The amount of HK$5,106,295 was capitalised from the Company's retained profit account.

36. 股本(續)

(b) 於二零零七年八月十三日，本公司之間接全資附屬公司廣博發展有限公司與楊珮、Executive Talent Limited、葉藹芳(賣方)、劉智遠及袁念祖(擔保人)訂立股份收購協議，以收購康寧投資有限公司已發行股本之10%，代價為港幣36,000,000元。康寧投資有限公司擁有數碼戶外電視(香港)有限公司全部已發行股本中之權益，而數碼戶外電視(香港)有限公司及其全資附屬公司今媒體有限公司主要從事提供戶外媒體廣告及廣播網絡之業務。該收購事項已於二零零七年八月二十四日完成。於完成時已發行及配發合共31,266,284股本公司新股份作為代價。

(c) 根據本公司股東於二零零八年四月三十日舉行之股東特別大會上通過之一項決議案，每股法定但尚未發行之股份拆細為10股股份。

(d) 根據本公司股東於二零零八年四月三十日舉行之股東特別大會上通過之一項決議案，透過註銷每股已發行之已繳股本港幣0.90元，將每股已發行股份之面值由港幣1.00元削減至港幣0.10元。

(e) 根據本公司股東於二零零八年四月三十日舉行之股東特別大會上通過之一項決議案，就按於二零零八年四月三十日名列本公司股東名冊之股東每持有五股每股面值港幣0.10元之經調整股份發行51,062,951股每股面值港幣0.10元紅股。為數港幣5,106,295元之款項已於本公司之保留溢利賬資本化。

36. SHARE CAPITAL (continued)

36. 股本(續)

(f) During the year, the Company repurchased its own ordinary shares through the Stock Exchange of Hong Kong Limited as follows:

(f) 年內，本公司透過香港聯合交易所有限公司購回其本身之普通股詳情如下：

Date of repurchase 購回日期		No. of ordinary shares at HK$0.10 each 每股面值港幣0.10元之普通股數目	Price per share 每股價格 Highest 最高價 HK$ 港幣元	Price per share 每股價格 Lowest 最低價 HK$ 港幣元	Aggregate consideration paid 已付總代價 HK$ 港幣元
August 12, 2008	二零零八年八月十二日	485,000	0.50	0.50	242,500
August 13, 2008	二零零八年八月十三日	800,000	0.54	0.51	417,000
August 14, 2008	二零零八年八月十四日	605,000	0.51	0.51	308,550
August 15, 2008	二零零八年八月十五日	460,000	0.51	0.51	234,600
December 16, 2008	二零零八年十二月十六日	4,000,000	0.53	0.52	2,100,000
December 17, 2008	二零零八年十二月十七日	6,000,000	0.53	0.49	3,099,700

The above shares were cancelled upon repurchase. None of the Company's subsidiaries repurchased, sold or redeemed any of the Company's listed shares during the year.

上述股份於購回時註銷。年內，本公司之附屬公司概無購回、出售或贖回本公司任何有牌價股份。

All the shares issued during the year rank pari passu with the then existing shares in all respects.

年內所有已發行股份在各方面與當時已發行之股份享有同等地位。

37. RESERVES 37. 儲備

The Company 本公司

		Share premium 股份溢價 HK$'000 港幣千元	Capital redemption reserve 資本贖回儲備 HK$'000 港幣千元	Share options reserve 優先認股權儲備 HK$'000 港幣千元	Convertible loan note reserve 可換股貸款票據儲備 HK$'000 港幣千元	Contributed surplus 繳入盈餘 HK$'000 港幣千元	Accumulated losses 累計虧損 HK$'000 港幣千元	Total 合計 HK$'000 港幣千元
At January 1, 2007	於二零零七年一月一日	–	916	–	185	361,491	(509,453)	(146,861)
Recognition of equity-settled share based payment	確認以權益結算並以股份	–	–	2,153	–	–	–	2,153
Issue of shares upon exercise of share options	於優先認股權獲行使時發行股份	226	–	(72)	–	–	–	154
Issue of shares upon acquisition of available-for-sale financial assets	於收購可供出售金融資產時發行股份	4,734	–	–	–	–	–	4,734
Lapse of share options	優先認股權失效	–	–	(64)	–	–	64	–
Loss for the year	年內虧損	–	–	–	–	–	(28,940)	(28,940)
At December 31, 2007 and January 1, 2008	於二零零七年十二月三十一日及二零零八年一月一日	4,960	916	2,017	185	361,491	(538,329)	(168,760)
Redemption of convertible loan note	贖回可換股貸款票據	–	–	–	(185)	–	185	–
Arising from capital reduction	削減股本產生	–	–	–	–	229,782	–	229,782
Elimination of accumulated losses upon capital reorganisation	於股本重組時抵銷累計虧損	–	–	–	–	(538,329)	538,329	–
Issue of bonus shares	發行紅股	–	–	–	–	(5,106)	–	(5,106)
Cancellation on repurchase of shares	取消購回股份	(4,960)	1,235	–	–	(1,441)	–	(5,166)
Lapse of share options	優先認股權失效	–	–	(180)	–	–	180	–
Loss for the year	年內虧損	–	–	–	–	–	(45,429)	(45,429)
At December 31, 2008	於二零零八年十二月三十一日	–	2,151	1,837	–	46,397	(45,064)	5,321

37. RESERVES (continued)

The Company (continued)

Under the Companies Act 1981 of Bermuda (as amended), the Company can make a distribution out of contributed surplus. However, the Company cannot declare or pay a dividend, or make a distribution out of contributed surplus if:

(a) it is, or would after the payment be, unable to pay its liabilities as they become due; or

(b) the realisable value of its assets would thereby be less than the aggregate of its liabilities and its issued share capital and share premium accounts.

At December 31, 2008, the Company had distributable reserves available for distribution of approximately HK$1,333,000 (2007: nil).

37. 儲備(續)

本公司(續)

根據百慕達一九八一年公司法(經修訂),本公司之繳入盈餘賬為可供分派。然而,本公司不得在以下情況下宣派或派付股息,或從繳入盈餘作出分派:

(a) 現時或將於付款後無法如期償還其負債;或

(b) 其資產之可變現值將因而低於其負債及其已發行股本與股份溢價賬之總和。

於二零零八年十二月三十一日,本公司有可供分派儲備約港幣1,333,000元(二零零七年:無)。

38. ACQUISITION OF SUBSIDIARIES

On January 28, 2008, the Group acquired 100% of the issued share capital of Sunny Villa Holdings Limited at a consideration of HK$2,500,000. The amount of goodwill arising as a result of the acquisition was approximately HK$145,000.

The net assets acquired in the transaction and the goodwill arising were as follows:

38. 收購附屬公司

於二零零八年一月二十八日，本集團以港幣2,500,000元之代價收購裕寧控股有限公司已發行股本之100%。因收購而產生之商譽金額約為港幣145,000元。

於該交易內收購之資產淨值及產生之商譽如下：

		Acquiree's carrying amount and fair value 被收購方之賬面值及公平值 HK$'000 港幣千元
Net assets/(liabilities) acquired:	收購之資產／（負債）淨值：	
Investment properties	投資物業	8,041
Other receivables	其他應收賬款	2
Cash and cash equivalents	現金及現金等值項目	29
Trade and other payables	貿易往來及其他應付賬款	(1,839)
Secured bank loan	有抵押銀行貸款	(3,660)
		2,573
Goodwill	商譽	145
Transaction costs	交易成本	(218)
Total consideration	總代價	2,500
Satisfied by:	償付：	
Cash	現金	2,500
Net cash outflow from acquisition:	收購之現金流出淨額：	
Cash consideration	現金代價	(2,500)
Cash and cash equivalents acquired	收購之現金及現金等值項目	29
		(2,471)

38. ACQUISITION OF SUBSIDIARIES (continued)

Sunny Villa Holdings Limited contributed approximately loss of HK$413,000 to the Group's loss for the period between the date of acquisition and the balance sheet date.

If the acquisition had been completed on January 1, 2008, total Group revenue for the year would have been approximately HK$1,308,229,000, and loss for the year would have been approximately HK$59,071,000. The proforma information is for illustrative purposes only and is not necessarily an indication of revenue and results of the Group that actually would have been achieved had the acquisition been completed on January 1, 2008, nor is it intended to be a projection of future results.

On May 30, 2008, the Group acquired 60% of the issued share capital in Creative Pacific Limited at a consideration of HK$19,500,000. Part of the consideration of HK$9,750,000 is subject to adjustments to be made based on the aggregate audited net profits before tax of 上海新概念服飾有限公司 and 新概念溢華(上海)貿易有限公司 in 2009 and 2010 and shall be paid in two instalments. The adjustments were not included at the date of acquisition as the amount was not probable and could not be measured reliably. The amount of goodwill arising as a result of the acquisition was approximately HK$28,679,000.

38. 收購附屬公司(續)

裕寧控股有限公司於收購日期至結算日期間為本集團帶來約港幣413,000元之虧損。

假設該收購已於二零零八年一月一日完成，則本公司本年度收益應約為港幣1,308,229,000元，而本年度虧損應約為港幣59,071,000元。該備考資料僅作參考用途，並不一定反映在假設收購已於二零零八年一月一日完成之情況下本公司收益及業績，亦不擬作為未來業績之預測。

於二零零八年五月三十日，本集團以港幣19,500,000元之代價收購香港新概念控股有限公司已發行股本之60%。代價之部份港幣9,750,000元須按上海新概念服飾有限公司及新概念溢華(上海)貿易有限公司分別於二零零九年及二零一零年之經審計除稅前純利總額作出調整，並分兩次支付。調整並無於收購日期計入，原因為款項不大可能及不能作可靠計量。因收購而產生之商譽金額約為港幣28,679,000元。

38. ACQUISITION OF SUBSIDIARIES (continued)

38. 收購附屬公司(續)

The net liabilities acquired in the transaction and the goodwill arising were as follows:

於該交易內收購之負債淨值及產生之商譽如下：

		Acquiree's carrying amount and fair value 被收購方之賬面值及公平值 HK$'000 港幣千元
Net assets/(liabilities) acquired:	收購之資產／(負債)淨值：	
Property, plant and equipment	物業、廠房及設備	2,322
Inventories	存貨	26,896
Trade and other receivables	貿易往來及其他應收賬款	16,494
Cash and cash equivalents	現金及現金等值項目	2,156
Trade and other payables	貿易往來及其他應付賬款	(68,773)
Borrowing	貸款	(8,379)
Tax payable	應繳税項	(4)
Net liabilities	負債淨值	(29,288)
60% of net liabilities acquired	收購負債淨值之60%	(17,573)
Goodwill	商譽	28,679
Transaction costs	交易成本	(1,356)
Total consideration	總代價	9,750
Satisfied by:	償付：	
Cash	現金	9,750
Net cash outflow from acquisition:	收購之現金流出淨額：	
Cash consideration	現金代價	(9,750)
Cash and cash equivalents acquired	收購之現金及現金等值項目	2,156
		(7,594)

38. ACQUISITION OF SUBSIDIARIES (continued)

Goodwill arose in the business combinations because the cost of the combinations included a premium paid to acquire Creative Pacific Limited. In addition, the consideration paid for the combinations effectively included amounts in relation to the benefit of expected synergies, revenue growth, future market development and the assembled workforce of Creative Pacific Limited. These benefits are not recognised separately from goodwill as the future economic benefits arising from them cannot be reliably measured.

Creative Pacific Limited and its subsidiaries ("Creative Pacific Group") contributed approximately loss of HK$4,317,000 to the Group's loss for the period between the date of acquisition and the balance sheet date.

If the acquisition had been completed on January 1, 2008, total Group revenue for the year would have been approximately HK$1,332,313,000, and loss for the year would have been approximately HK$77,527,000. The proforma information is for illustrative purposes only and is not necessarily an indication of revenue and results of the Group that actually would have been achieved had the acquisition been completed on January 1, 2008, nor is it intended to be a projection of future results.

38. 收購附屬公司(續)

由於合併成本當中包括收購香港新概念控股有限公司所支付之溢價，因此業務合併中產生商譽。此外，就合併實際支付之代價包括有關預期協同效益、收益增長、未來市場發展及香港新概念控股有限公司之整體人力資源。由於該等因素所產生之未來經濟利益不能可靠計算，因此並無從商譽中分開確認該等利益。

香港新概念控股有限公司及其附屬公司於收購日期至結算日期間為本集團帶來約港幣4,317,000元之虧損。

假設該收購已於二零零八年一月一日完成，則本集團本年度收益應約為港幣1,332,313,000元，而本年度虧損應約為港幣77,527,000元。該備考資料僅作參考用途，並不一定反映在假設收購已於二零零八年一月一日完成之情況下本集團收益及業績，亦不擬作為未來業績之預測。

39. DISPOSAL OF SUBSIDIARIES

39. 出售附屬公司

The net assets of subsidiaries at the date of disposal were as follows:

於出售當日該附屬公司之資產淨值如下：

		2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元
Net assets disposed of:	出售資產淨值：		
Investments properties	投資物業	–	227,340
Properties, plant and equipment	物業、廠房及設備	–	75,046
Deferred tax assets	遞延税項資產	–	194
Trade and other receivables	貿易往來及其他應收賬款	–	803
Cash and cash equivalents	現金及現金等值項目	–	149
Trade and other payables	貿易往來及其他應付賬款	–	(5,057)
Tax payable	應付税項	–	(1,692)
Deferred tax liabilities	遞延税項負債	–	(19,909)
		–	276,874
Net consideration	代價淨額	–	(357,613)
		–	80,739
Transaction costs	交易成本	–	(4,718)
Gain on disposal of subsidiaries	出售附屬公司之收益	–	76,021
Satisfied by:	償付：		
Cash	現金	–	357,613
Net cash inflow from disposal:	出售之現金流入淨額：		
Cash consideration	現金代價	–	357,613
Transaction costs paid	已付交易成本	–	(4,718)
Cash and cash equivalents disposed	出售之現金及現金等值項目	–	(149)
		–	352,746

39. DISPOSAL OF SUBSIDIARIES (continued)

On September 13, 2007, Wo Kee Hong (B.V.I.) Limited ("WKH BVI"), a wholly-owned subsidiary of the Company, entered into a sale and purchase agreement that WKH BVI agreed to sell the entire issued share capital of Wo Kee Hong Estates Limited ("WKH Estates") and Ever Rising Investments Limited ("Ever Rising"), two wholly-owned subsidiary of WKH BVI for a total consideration of HK$373,000,000. Pursuant to the sale and purchase agreement, WKH BVI and the purchaser shall agree to the adjustments on assets and liabilities of WKH Estates and Ever Rising which is determined by reference to the balance sheets of WKH Estates and Ever Rising. The adjusted liabilities exceed the adjusted assets by approximately HK$15,387,000 and the resulting net consideration received by WKH BVI was approximately HK$357,613,000. The disposal was completed on November 29, 2007 and the transaction costs incurred were approximately HK$4,718,000. The gain of such disposal was approximately HK$76,021,000.

39. 出售附屬公司(續)

於二零零七年九月十三日，本公司之全資附屬公司Wo Kee Hong (B.V.I.) Limited(「WKH BVI」)訂立買賣協議，據此WKH BVI 同意出售其兩間全資附屬公司Wo Kee Hong Estates Limited(「WKH Estates」)及Ever Rising Investments Limited(「Ever Rising」)之全部已發行股本，總代價為港幣373,000,000元。根據該買賣協議，WKH BVI及買方同意對WKH Estates及Ever Rising之資產及負債作出調整，而有關調整乃參考WKH Estates及Ever Rising之資產負債表而釐定。經調整之負債超出經調整之資產約港幣15,387,000元，而因此WKH BVI收取之淨代價約為港幣357,613,000元。該出售已於二零零七年十一月二十九日完成，而所產生之交易成本約為港幣4,718,000元。該出售之收益約為港幣76,021,000元。

40. MATERIAL RELATED PARTY TRANSACTIONS

In addition to the balances with related parties disclosed elsewhere in the financial statements, during the year, the Group entered into the following significant related party transactions:

40. 與關聯人士之主要交易

除財務報表其他部份所披露之關聯人士結餘外，本集團於本年度內進行下列重要關聯人士交易：

		2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元
Management and agency fee paid to a related company which received the amounts on behalf of a building management fund (a), (b)	付予一間關聯公司（代一份樓宇管理基金收取）之管理費及代理費(a)、(b)	–	3,822
Advisory fee paid to a related company (a)	付予一間關聯公司之諮詢費(a)	–	40
Purchase of goods from a related company (a)	自一間關聯公司購入貨物(a)	–	150
Purchase of goods from a director (a), (c)	自一名董事購入貨物(a)、(c)	**4,680**	1,350
Sales of goods to related companies (a)	售貨予關聯公司(a)	–	4,596
Acquisition of share capital and shareholder's loan of a company owned by a director (d)	收購一名董事擁有之一間公司之股本及股東貸款(d)	**4,300**	–

(a) The pricing of transactions regarding advertising sponsorship, air-conditioning maintenance service fee, artist fee received, management and agency fees, advisory fee, goods sold to a related company and goods purchased from a related company/a director were determined by the Directors on the basis of estimated market value.

(b) The related companies acted as a building manager to operate a building management fund for a building owned by the Group and collected the management and agency fee from the Group on behalf of the building management fund. During the year ended December 31, 2007, HK$313,000 management fee and HK$162,000 accounting service fee were paid to the related company by the building management fund.

(a) 有關廣告贊助、空調維修服務費、已收美工人員費用、管理費和代理費、諮詢費、付予一間關聯公司售貨及自一間關聯公司／一名董事購入貨品之交易定價，由董事按估計市場價值釐定。

(b) 該關聯公司為本集團擁有之一幢樓宇擔任樓宇經理，以經營該樓宇之管理基金，並代該樓宇管理基金向本集團收取管理費及代理費。截至二零零七年十二月三十一日止年度，該樓宇管理基金支付予該關聯公司管理費港幣313,000元及會計服務費港幣162,000元。

40. MATERIAL RELATED PARTY TRANSACTIONS (continued)

(c) On September 18, 2008, a subsidiary of the Company, Auto Italia Limited, purchased a unit of vintage Ferrari from a director and controlling shareholder of the Company, Dr. Richard Man Fai Lee. Further details were set out in the announcement of the Company dated September 18, 2008.

(d) On January 28, 2008, Wo Kee Hong (B.V.I) Limited, a wholly-owned subsidiary of the Company, acquired 100% interest in the issued share capital of Sunny Villa Holdings Limited ("Sunny Villa") and a shareholder's loan. Sunny Villa was wholly owned by a director and controlling shareholder of the Company, Dr. Richard Man Fai Lee. The transaction was on normal commercial terms and in the ordinary and usual course of business of the Company. For details, please refer to note 38.

(e) On November 26, 2008, Wo Kee Hong Limited, a wholly-owned subsidiary of the Company, provided a letter of credit issued by the bank for an amount of HK$4,000,000 to 上海新概念服飾有限公司("上海新概念"), a 60% owned indirect subsidiary of the Company, to secure a bank loan to 上海新概念 up to RMB4,000,000.

40. 與關聯人士之主要交易(續)

(c) 於二零零八年九月十八日，本公司一間附屬公司快意汽車有限公司向本公司一名董事兼控股股東李文輝博士購入一部董事「法拉利」。進一步詳細載於本公司於二零零八年九月十八日刊發之公佈。

(d) 於二零零八年一月二十八日，本公司一間全資附屬公司Wo Kee Hong (B.V.I.) Limited收購裕寧控股有限公司(「裕寧控股」)已發行股本之100%及股東貸款。裕寧控股由本公司一名董事及控股股東李文輝博士全資擁有。該交易乃按正常商業條款於本公司一般及日常業務過程中訂立。詳情請參閱附註第38項。

(e) 於二零零八年十一月二十六日，本公司一間全資附屬公司和記電業有限公司向本公司擁有60%之間接附屬公司上海新概念服飾有限公司(「上海新概念」)提供銀行發出金額最高為港幣4,000,000元之信用證，以就上海新概念獲授予最高為人民幣4,000,000元之銀行貸款作出抵押。

40. MATERIAL RELATED PARTY TRANSACTIONS (continued)

40. 與關聯人士之主要交易(續)

Compensation of key management personnel

重要管理人員之報酬

The remuneration of Directors and other members of key management during the year were as follows:

本年度內董事及其他重要管理人員之薪酬如下：

		2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元
Fees	袍金	**304**	297
Salaries and other benefits	薪金及其他福利	**8,207**	6,535
Performance related incentive payments	與業務表現相關之獎金	**8,555**	300
Retirement benefit scheme contributions	退休福利計劃之供款	**62**	41
Short-term employee benefits	短期僱員福利	**17,128**	7,173

The remuneration of Directors and other members of key management are determined by the remuneration committee having regard to the performance of individuals and market trends.

董事及其他重要管理人員之薪酬由薪酬委員會依據各人之表現及市況釐定。

41. OPERATING LEASE

41. 經營租賃安排

The Group as lessor

Property rental income earned, net of outgoings of approximately HK$647,000 (2007: HK$4,926,000) during the year was approximately HK$336,000 (2007: HK$10,505,000). The property held has committed tenants for the next year.

本集團為出租人

本年度物業租金收入經扣除約港幣647,000元支出(二零零七年：港幣4,926,000元)為約港幣336,000元(二零零七年：港幣10,505,000元)。該物業於未來一年有承擔租客。

41. OPERATING LEASE (continued)

41. 經營租賃安排(續)

The Group as lessor (continued)

At the balance sheet date, the Group had contracted with tenants for the following future minimum lease payments which fall due:

本集團為出租人(續)

於結算日，本集團與租客定約之未來最低租賃付款如下：

		2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元
Within one year	一年內	**665**	373
In the second to fifth year inclusive	第二至第五年	**185**	–
		850	373

The Group as lessee

本集團為承租人

		2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元
Operating lease rental recognised in the income statement for the year	本年度損益表已確認之經營租賃租金	**42,024**	15,916

At the balance sheet date, the Group had commitments under non-cancellable operating leases, which fall due as follows:

於結算日，本集團不可取消之經營租賃承擔如下：

		2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元
Within one year	一年內	**53,537**	22,947
In the second to fifth year inclusive	第二至第五年	**78,194**	25,096
		131,731	48,043

41. OPERATING LEASE (continued)

The Group as lessee (continued)

Operating lease payments represent rentals payable by the Group for certain of its office premises, retail shops and warehouse. Leases are negotiated for an average term of two years and rentals are fixed for an average of one year.

The above lease commitments only include commitments for basic rentals, and do not include commitments for additional rental payment (contingent rents), if any, which are to be determined generally by applying pre-determined percentages to future sales less of the respective leases.

At December 31, 2008, the Company had no significant commitments under non-cancellable operating leases (2007: Nil).

41. 經營租賃安排(續)

本集團為承租人(續)

經營租賃付款指本集團就若干辦公室物業、零售店舖及貨倉之應付租金。租賃之平均年期為兩年而租金則平均一年釐定一次。

上述租賃承擔僅包括基本租金，不包括應付額外租金(或然租金)(如有)之承擔，一般乃以未來銷售額減有關租金後按預先設定百分比釐定。

於二零零八年十二月三十一日，本公司並無重大不可取消之經營租賃承擔(二零零七年：無)。

42. CAPITAL COMMITMENTS

42. 資本承擔

		The Group 本集團	
		2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元
Capital expenditure in respect of the acquisition of property, plant and equipment and leasehold improvement not provided in the consolidated financial statements:	並無於綜合財務報表作撥備之收購物業、廠房及設備及物業裝修之資本支出：		
– authorised but not contracted for	–已獲授權惟尚未訂約	**–**	579
– contracted but not provide for	–已訂約惟尚未撥備	**2,018**	46
Other commitments contracted for but not provided in the consolidated financial statements in respect of:	就以下項目於綜合財務報表作撥備之已訂約惟尚未撥備之其他承擔：		
– investment in a subsidiary (note a)	–於一間附屬公司之投資(附註a)	**9,750**	–
– investment in a jointly controlled entity (note b)	–於一間共同控制實體之投資(附註b)	**3,000**	–
		14,768	625

42. CAPITAL COMMITMENTS (continued)

Notes:

(a) On May 16, 2008, Famous Name Holdings Limited, a wholly-owned subsidiary of the Company, entered into the Share Acquisition Agreement with Victory Globe International Limited ("Creative Pacific Vendor"), Mr. Chan Chun Wa, Vincent and the Company to acquire 60% of issued share capital in Creative Pacific Limited ("Creative Pacific") at a consideration of HK$19,500,000. 上海新概念服飾有限公司 ("NCS") and 新概念溢華（上海）貿易有限公司 ("NCY") are wholly-owned subsidiaries of Creative Pacific.

Pursuant to the sale and purchase agreement, the balance of the consideration HK$9,750,000 retained by the Group and shall be paid in two instalments for certain subsidiaries. The balance of the consideration is subject to a price adjustment mechanism which is determined by the financial performance achieve by NCS and NCY during the specified profit evaluation periods, which based on the aggregate audited net profits before tax of the NCS and NCY in 2009 and 2010. If the financial performance of NCS and NCY during the specified profit evaluation period does not meet the guarantee profit, the Creative Pacific Vendor will have to compensate the Group for the price adjustment by reducing the balance of the consideration. If the financial performance of subsidiaries during such profit evaluation period exceeds guarantee profit, then the Group is required to make additional cash contribution to the Creative Pacific Vendor.

(b) On May 20, 2008, Trendy Move International Limited, a wholly owned subsidiary of the Group, entered into an shareholders' agreement with the joint venture partners, pursuant to which the Company agreed to contribute an investment sum of HK$6,000,000. HK$3,000,000 has been paid for 50% of issued share capital of a jointly controlled entity on the date of incorporation of a jointly controlled entity.

42. 資本承擔(續)

附註：

(a) 於二零零八年五月十六日，本公司一間全資附屬公司譽明控股有限公司與勝宇國際有限公司(「新概念控股賣方」)、陳振華及本公司訂立股份收購協議，收購香港新概念控股有限公司(「新概念控股」)已發行股本之60%，代價為港幣19,500,000元。上海新概念服飾有限公司(「上海新概念」)及新概念溢華(上海)貿易有限公司(「新概念溢華」)為新概念控股之全資附屬公司。

根據買賣協議，代價餘款港幣9,750,000港元由本集團保留及為若干附屬公司分兩次支付。代價餘款須根據上海新概念及新概念溢華於指定溢利評估期間的財務表現作出價格調整，而財務報表現乃按上海新概念及新概念溢華分別於二零零九年及二零零一年之經審計稅前純利總額釐定。倘上海新概念及新概念溢華於指定溢利評估期間的財務表現未達到保證溢利，新概念控股賣方須透過減少代價餘款的方式就價格調整向本集團作出補償。倘附屬公司於該溢利評估期間的財務表現超過保證溢利，本集團須向新概念控股賣方作出額外現金注資。

(b) 於二零零八年五月二十日，本集團一間全資附屬公司潮流國際有限公司與合營企業合夥人訂立股東協議，據此，本公司同意出資港幣6,000,000元。於一間共同控制實體註冊成立日期，港幣3,000,000元已支付作收購一間共同控制實體已發行股本之50%。

43. CONTINGENT LIABILITIES

(a) At the balance sheet date, the Group and the Company had the following outstanding contingent liabilities which are not provided for in the financial statements in respect of banking facilities and other facilities made available to subsidiaries:

43. 或然負債

(a) 於結算日，本集團及本公司就附屬公司獲取銀行信貸及其他信貸而未於財務報表撥備之或然負債如下：

		The Group 本集團		The Company 本公司	
		2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元	**2008 二零零八年 HK$'000 港幣千元**	2007 二零零七年 HK$'000 港幣千元
Guarantees given for banking facilities made available to subsidiaries	為附屬公司獲取銀行信貸作出擔保	**–**	–	**327,447**	279,862
Guarantees given for other facilities made available to subsidiaries	就附屬公司獲取其他信貸作出擔保	**–**	–	**32,626**	24,559
		–	–	**360,073**	304,421

(b) Under a share purchase and subscription agreement signed on June 30, 2006, a subsidiary of the Company provided a guarantee amounting to a maximum of RMB11 million (equivalent to approximately HK$12.5 million as at December 31, 2008) in settlement of certain liabilities of the disposed entity incurred prior to disposal. During the year ended December 31, 2008, approximately HK$8,450,000 were paid under the guarantee and HK$950,000 (2007: HK$7,500,000) has been recognised in the consolidated financial statements of the Group.

(b) 根據一項於二零零六年六月三十日訂立之股份購買及認購協議，本公司之一間附屬公司提供最多人民幣11,000,000元(於二零零八年十二月三十一日相等於約港幣12,500,000元)之擔保，以償付所出售公司於出售前產生之若干負債。於截至二零零八年十二月三十一日止年度，根據該擔保已支付約港幣8,450,000元，而港幣950,000元(二零零七年：港幣7,500,000元)已在本集團綜合財務報表中確認。

44. DERIVATIVE FINANCIAL INSTRUMENTS

At December 31, 2008, the Group had entered into forward contracts denominated in United States Dollar ("USD"), Japanese Yen ("JPY") and Singapore Dollar ("SGD"). The major terms of the foreign currency forward contracts are as follows:

44. 衍生金融工具

於二零零八年十二月三十一日，本集團已簽署以美元、日元及新加坡元為單位的遠期合約。外幣遠期合約之主要條款如下：

Notional amount 名義金額	Maturity 到期日	Exchange rates 匯率
Sell SGD180,237 賣價180,237新加坡元	27 February 2009 二零零九年二月二十七日	SGD1.46250 to USD1 1.46250新加坡元兑1美元
Sell SGD58,610 賣價58,610新加坡元	27 February 2009 二零零九年二月二十七日	SGD1.46250 to USD1 1.46250新加坡元兑1美元
Sell SGD47,680 賣價47,680新加坡元	27 February 2009 二零零九年二月二十七日	SGD1.46250 to USD1 1.46250新加坡元兑1美元
Sell SGD41,750 賣價41,750新加坡元	27 February 2009 二零零九年二月二十七日	SGD1.46250 to USD1 1.46250新加坡元兑1美元
Sell SGD9,590 賣價9,590新加坡元	27 February 2009 二零零九年二月二十七日	SGD1.46250 to USD1 1.46250新加坡元兑1美元
Sell SGD3,348 賣價3,348新加坡元	27 February 2009 二零零九年二月二十七日	SGD1.46250 to USD1 1.46250新加坡元兑1美元
Sell SGD225,985 賣價225,985新加坡元	27 February 2009 二零零九年二月二十七日	SGD1.46250 to USD1 1.46250新加坡元兑1美元
Sell SGD115,199 賣價115,199新加坡元	28 January 2009 二零零九年一月二十八日	SGD1.52800 to USD1 1.52800新加坡元兑1美元
Sell SGD157,070 賣價157,070新加坡元	2 March 2009 二零零九年三月二日	SGD1.47850 to USD1 1.47850新加坡元兑1美元
Sell SGD51,733 賣價51,733新加坡元	13 January 2009 二零零九年一月十三日	SGD0.01589 to JPY1 0.01589新加坡元兑1日圓

The above derivatives are measured at fair value at each balance sheet date. Their fair values are determined based on the quoted market prices for equivalent instruments at the balance sheet date.

上述衍生工具於每個結算日以公平值計量。其公平值乃按結算日等同衍生工具之市場報價釐定。

45. PLEDGE OF ASSETS

45. 資產抵押

		The Group 本集團 2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元
Deposits in bank	銀行存款	**106,565**	86,796
Inventories	存貨	**11,944**	19,601
Investment properties	投資物業	**14,610**	7,100
Properties held for sale	持作出售物業	**21,150**	23,400
Property, plant and equipment:	物業、廠房及設備：		
Land and buildings	土地及樓宇	**2,035**	–
Motor yacht	機動遊艇	**15,872**	–
Prepaid lease payments	預付租賃款項	**25,818**	–
Floating charges on all assets of a subsidiary	一間附屬公司之所有資產之浮動抵押	**18,848**	19,602
		216,842	156,499

The amount represents assets pledged to banks and other licensed financial institutions to secure banking facilities granted to the Group. The pledged assets will be released upon the settlement of relevant bank borrowings.

金額乃本集團就取得銀行信貸而向銀行及其他持牌金融機構所抵押之資產。受抵押資產將於相關銀行貸款償還後解除。

46. COMPARATIVE FINANCIAL INFORMATION

Certain comparative figures have been restated to conform with current year's presentation.

46. 比較財務資料

若干比較數字已重列，以符合本年度之呈列方式。

47. CAPITAL RISK MANAGEMENT

The Group manages its capital to ensure that entities in the Group will be able to continue as a going concern while maximising the return to stakeholders through the optimisation of the debt and equity balance. The Group's overall strategy remains unchanged from prior year.

47. 資本風險管理

本集團管理其資本，以確保本集團旗下實體將能繼續持續經營業務，同時透過優化債務及股本結餘為股東爭取最大回報。本集團之整體策略與去年一致。

47. CAPITAL RISK MANAGEMENT (continued)

The capital structure of the Group consists of debt (which includes borrowings, convertible loan note and obligations under finance leases), cash and cash equivalents and equity attributable to equity holders of the Company, comprising issued share capital, reserves and accumulated losses.

Gearing ratio

The gearing ratio at December 31, 2008 and December 31, 2007 were as follows:

47. 資本風險管理(續)

本集團之資本架構包括負債(包括借貸、可換股貸款票據及融資租賃債務)、現金及現金等值項目以及本公司權益持有人應佔權益(包括已發行股本、儲備及累計虧損)。

負債比率

於二零零八年十二月三十一日及二零零七年十二月三十一日之負債比率如下：

		2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元
Debt (note (a))	債項(附註(a))	**190,628**	115,644
Cash and cash equivalents	現金及現金等值項目	**(164,030)**	(363,949)
Net debt	債項淨額	**26,598**	(248,305)
Equity (note (b))	權益(附註(b))	**305,093**	380,378
Gearing ratio	負債比率	**8.72%**	N/A不適用

Notes:

(a) Debt comprises long-term and short-term borrowings, obligations under finance leases and convertible loan note as detailed in notes 34, 33 and 31 respectively.

(b) Equity includes all capital and reserves of the Group.

附註：

(a) 債項包括長期及短期借貸、融資租賃債務及可換股貸款票據，詳情分別載於附註第34、33及31項。

(b) 權益包括本集團所有資本及儲備。

48. FINANCIAL INSTRUMENTS

48. 金融工具

(a) Categories of financial instruments

(a) 金融工具分類

		2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元
Financial assets	**金融資產**		
Fair value through profit or loss	按公平值計入損益		
– Held for trading	一 持有作買賣	**6**	17
Derivative financial instruments	衍生金融工具	**98**	–
Loans and receivables (including cash and cash equivalents)	貸款及應收賬款（包括現金及現金等值項目）	**450,133**	560,072
Available-for-sale financial assets	可供出售金融資產	**21,527**	30,527
Financial liabilities	**金融負債**		
Amortised cost	攤銷成本	**536,444**	397,863

48. FINANCIAL INSTRUMENTS (continued)

(b) Financial risk management objectives and policies

The Group's activities expose it to a variety of financial risks: market risk (including currency risk, interest rate risk and other price risk), credit risk and liquidity risk. The Group's overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group's financial performance.

(i) Market risk

The Group's activities expose it primarily to the financial risks of changes in foreign exchange rates, interest rates and equity prices. The Group enters into a variety of derivative financial instruments to manage its exposure to foreign currency risks, including:

- forward foreign exchange contracts are entered into in respect of highly probable foreign currency forecast sales to limit its exposure to exchange rate risk in relation to foreign currency denominated monetary items.

48. 金融工具(續)

(b) 金融風險管理目標及政策

本集團之活動使其須面對多種金融風險：市場風險(包括貨幣風險、利率風險及其他價格風險)、信用風險及流動性風險。本集團之整體風險管理計劃針對金融市場之不可預測性，並務求盡量減低可能對本集團財務表現構成之不利影響。

(i) 市場風險

本集團之活動主要面對涉及匯率、利率及股本價格變動之金融風險。本集團訂立多項衍生金融工具，以管理其所面對之外幣風險，其中包括：

- 就極可能發生之外幣預期銷售而訂立遠期外匯合約，以降低本集團所面對有關以外幣為單位貨幣項目之匯率風險。

48. FINANCIAL INSTRUMENTS (continued)

(b) Financial risk management objectives and policies (continued)

(i) Market risk (continued)

Market risk exposures are measured using sensitivity analysis.

There has been no change to the Group's exposure to market risks or the manner in which it manages and measures the risk.

Foreign currency risk management

Several subsidiaries of the Group have foreign currency sales and purchases, which expose the Group to foreign currency risk. The management monitors foreign exchange exposure and will consider hedging significant foreign currency exposure should the need arises.

The carrying amounts of the Group's foreign currency denominated monetary assets and monetary liabilities at the reporting date are as follows:

48. 金融工具(續)

(b) 金融風險管理目標及政策(續)

(i) 市場風險(續)

所面對之市場風險乃使用敏感度分析而計量。

本集團所面對之市場風險或本集團管理及計量風險之方式並無變動。

外幣風險管理

本集團數間附屬公司以外幣進行銷售及採購,使本集團面對外幣風險。管理層監察所面對之外匯風險,並會於有需要時考慮對沖重大之外幣風險。

本集團於呈報日期以外幣為單位之貨幣資產及貨幣負債之賬面值如下:

		Liabilities 負債		Assets 資產	
		2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元	**2008 二零零八年 HK$'000 港幣千元**	2007 二零零七年 HK$'000 港幣千元
USD	美元	**4,761**	40,577	**8,707**	635
RMB	人民幣	**47,971**	6,371	**26,829**	36,559
EUR	歐元	**1,717**	1,557	**3,362**	1,212
JPY	日圓	**19,849**	3,597	**–**	–
SGD	新加坡元	**2,432**	12,559	**2,624**	30,743
MYD	馬幣	**301**	17,311	**4,195**	18,036
GBP	英鎊	**6**	–	**21**	–

48. FINANCIAL INSTRUMENTS (continued)

(b) Financial risk management objectives and policies (continued)

(i) Market risk (continued)

Foreign currency risk management (continued)

Sensitivity analysis

The Group is mainly exposed to the effects of fluctuation in USD, RMB, EUR, JPY, SGD, MYD and GBP.

The following table details the Group's sensitivity to a 5% increase and decrease in the Hong Kong dollars against the relevant foreign currencies. 5% is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management's assessment of the reasonably possible change in foreign exchange rates. The sensitivity analysis includes outstanding foreign currency denominated monetary items and foreign currency forward contracts, and adjusts their translation at the period end for a 5% change in foreign currency rates. The sensitivity analysis includes external loans as well as loans to foreign operations within the Group where the denomination of the loan is in a currency other than the currency of the lender or the borrower. A positive number below indicates an increase in profit and other equity where the Hong Kong dollars strengthen 5% against the relevant currency. For a 5% weakening of the Hong Kong dollars against the relevant currency, there would be an equal and opposite impact on the profit and other equity, and the balances below would be negative.

48. 金融工具(續)

(b) 金融風險管理目標及政策(續)

(i) 市場風險(續)

外幣風險管理

敏感度分析

本集團主要面對美元、人民幣、歐元、日元、新加坡元、馬幣及英鎊波動之影響。

下表詳列因應本集團對於港元兑相關外幣匯率上下波動5%之敏感度。5%為向內部主要管理人員匯報外幣風險所用之敏感率,並指管理層對匯率可能合理變動之評估。敏感度分析包括以外幣計算之尚未平倉貨幣項目,並於期末調整其換算以反映匯率之5%變動。敏感度分析包括對外貸款以及予本集團內之外國業務之貸款,而貸款之幣值為借方或貸方之貨幣者。下列正數表示港元兑相關外幣出現港元轉強5%,以致盈利及其他權益增加。倘港元兑相關外幣出現港元減弱5%,將會對盈利及其他權益造成相等及相反之影響,而下列結餘將會為負數。

48. FINANCIAL INSTRUMENTS (continued) 48. 金融工具(續)

(b) Financial risk management objectives and policies (continued) (b) 金融風險管理目標及政策(續)

(i) Market risk (continued) *(i) 市場風險(續)*

Foreign currency risk management (continued) **外幣風險管理(續)**

Sensitivity analysis (continued) *敏感度分析(續)*

		Impact of USD 美元之影響		Impact of RMB 人民幣之影響	
		2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元	**2008 二零零八年 HK$'000 港幣千元**	2007 二零零七年 HK$'000 港幣千元
Profit or loss (Note)	盈利或虧損(附註)	**197**	1,997	**1,057**	1,509

		Impact of EUR 歐元之影響		Impact of JPY 日圓之影響	
		2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元	**2008 二零零八年 HK$'000 港幣千元**	2007 二零零七年 HK$'000 港幣千元
Profit or loss (Note)	盈利或虧損(附註)	**82**	17	**992**	180

		Impact of SGD 新加坡元之影響		Impact of MYD 馬幣之影響	
		2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元	**2008 二零零八年 HK$'000 港幣千元**	2007 二零零七年 HK$'000 港幣千元
Profit or loss (Note)	盈利或虧損(附註)	**10**	909	**195**	36

		Impact of GBP 英鎊之影響	
		2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元
Profit or loss (Note)	盈利或虧損(附註)	**1**	–

Note:

This is mainly attributable to the exposure outstanding on receivables and payables denominated in respective currencies at the year end.

附註：

主要來自於年終時以相關貨幣為單位之應收及應付賬款仍然面對之風險。

48. FINANCIAL INSTRUMENTS (continued)

(b) Financial risk management objectives and policies (continued)

(i) *Market risk (continued)*

Interest rate risk management

The Group's cash flow interest rate risk relates primarily to variable-rate borrowings (Note 34). It is the Group's policy to keep its borrowings at floating rate of interests so as to minimise the fair value interest rate risk.

The Group's exposures to interest rates on financial assets and financial liabilities are detailed in the liquidity risk management section of this note. The Group's cash flow interest rate risk is mainly concentrated on the fluctuation of HIBOR arising from the Group's Hong Kong dollar denominated borrowings.

Sensitivity analysis

The sensitivity analyses below have been determined based on the exposure to interest rates for both derivatives and non-derivative instruments at the balance sheet date. For variable-rate borrowings, the analysis is prepared assuming the amount of liability outstanding at the balance sheet date was outstanding for the whole year. A 50 basis point increase or decrease in HIBOR is used when reporting interest rate risk internally to key management personnel and represents management's assessment of the reasonably possible change in interest rates.

If interest rates had been 50 basis points higher/lower and all other variables were held constant, the Group's profit for the year ended December 31, 2008 would decrease/increase by approximately HK$95,000 (2007: HK$42,000). This is mainly attributable to the Group's exposure to interest rates on its variable rate borrowings.

The Group's sensitivity to interest rates has decreased during the current period mainly due to the reduction in variable rate borrowings.

48. 金融工具(續)

(b) 金融風險管理目標及政策(續)

(i) *市場風險(續)*

利率風險管理

本集團之現金流利率風險主要與浮息借貸有關(附註第34項)。本集團政策是將借貸維持於浮動利率,以盡量減低公平值利率風險。

本集團就金融資產及金融負債而面對之利率風險在本附註的「流動資金風險管理」一詳詳述。本集團之現金流利率風險主要集中在本集團以港元為單位的借貸所產生之香港銀行同業拆息之波動風險。

敏感度分析

以下敏感度分析乃根據於結算日之衍生工具及非衍生工具之利率風險而釐定。就浮息借貸而言,該分析乃假設於結算日仍未償還之負債金額於整個年度仍不會償還。當向內部主要管理人員匯報利率風險時,乃使用香港銀行同業拆息增加或減少50個基點,並指管理層對利率可能合理變動之評估。

倘利率增加/減少50個基點,而所有其他變數維持不變,則本集團於截至二零零八年十二月三十一日止年度之盈利應會減少/增加約港幣95,000元(二零零七年:港幣42,000元),主要由於本集團所面對浮息借貸之利率風險所致。

本集團於本期間對於利率之敏感度下降,主要由於浮息借貸減少所致。

48. FINANCIAL INSTRUMENTS (continued)

(b) Financial risk management objectives and policies (continued)

(i) Market risk (continued)

Other price risks

The Group is exposed to equity price risk through its investment in listed equity securities. The management manages this exposure by maintaining a portfolio of investments with different risk and return profiles. The Group's equity price risk is mainly concentrated on equity securities operating in logistics, manufacturing and trading sectors quoted in The Stock Exchange of Hong Kong Limited. In addition, the Group has monitor the price risk and will consider hedging the risk exposure should the need arise.

Sensitivity analysis

The sensitivity analyses below have been determined based on the exposure to equity price risk at the reporting date.

If equity prices had been 5% higher/lower, the Group's net profit for the year ended December 31, 2008 would increase/decrease by approximately HK$500 (2007: increase/decrease by HK$1,000). This is mainly due to the changes in fair value of other financial assets at fair value through profit or loss.

The Group's sensitivity to equity prices has not changed significantly from prior year.

48. 金融工具(續)

(b) 金融風險管理目標及政策(續)

(i) 市場風險(續)

其他價格風險

本集團透過於上市股本證券之投資而面對股本價格風險。管理層透過維持具不同風險及回報之投資組合而管理該風險。本集團之股本價格風險主要集中於香港聯合交易所有限公司報價之從事物業、製造及貿易行業公司的股本證券。此外,本集團已監察價格風險,並會於有需要時考慮對沖有關風險。

敏感度分析

以下敏感度分析乃根據於呈報日期所面對之股本價格風險而釐定。

倘股本價格增加/減少5%,則本集團於截至二零零八年十二月三十一日止年度之純利應會增加/減少約港幣500元(二零零七年:增加/減少港幣1,000元),主要由於按公平值計入損益之其他金融資產之公平值變動所致。

本集團對於股本價格之敏感度與上年度比較並無重大變動。

48. FINANCIAL INSTRUMENTS (continued)

(b) Financial risk management objectives and policies (continued)

(ii) Credit risk

As at December 31, 2008, the Group's maximum exposure to credit risk which will cause a financial loss to the Group due to failure to discharge an obligation by the counterparties and financial guarantees provided by the Group is arising from:

- the carrying amount of the respective recognised financial assets as stated in the consolidated balance sheet; and
- the amount of contingent liabilities in relation to the financial guarantees provided by the Group as disclosed in note 43.

In order to minimise the credit risk, the management of the Group has delegated a team responsible for determination of credit limits, credit approvals and other monitoring procedures to ensure that follow-up action is taken to recover overdue debts. In addition, the Group reviews the recoverable amount of each individual trade debt and debt investments at each balance sheet date to ensure that adequate impairment losses are made for irrecoverable amounts. In this regard, the directors of the Company consider that the Group's credit risk is significantly reduced.

The credit risk on liquid funds is limited because the counterparties are banks with high credit ratings assigned by international credit-rating agencies.

Other than concentration of credit risk on liquid funds which are deposited with several banks with high credit ratings, the Group does not have any other significant concentration of credit risk. Trade receivables consist of a large number of customers, spread across diverse industries and geographical areas.

48. 金融工具(續)

(b) 金融風險管理目標及政策(續)

(ii) 信貸風險

於二零零八年十二月三十一日，本集團由於交易對手未能履行責任及本集團提供財務擔保而會導致本集團招致財務損失之最大信貸風險主要來自：

- 綜合資產負債表所列之相關已確認金融資產之賬面值；及
- 附註第43項所披露與本集團所提供財務擔保有關之或然負債。

為了盡量減低信貸風險，本集團管理層已委派專責隊伍，負責釐定信貸限額、信貸審批及其他監控程序，以確保採取跟進行動以收回逾期債項。此外，本集團於每個結算日均檢討每項個別貿易債項及債務投資的可收回金額，以確保就不能收回金額作出充足減值虧損。在此方面，本公司董事認為本集團的信貸風險已大為降低。

由於交易對手是獲國際評級機構給予高度信貸評級之銀行，因此流動資金之信貸風險有限。

除流動資金之信貸風險集中於存放在獲高度信貸評級之數間銀行的存款外，本集團並無其他重大信貸集中之風險。貿易往來應收賬款涉及大量客戶，而彼等遍佈多個行業及地區市場。

48. FINANCIAL INSTRUMENTS (continued)

(b) Financial risk management objectives and policies (continued)

(iii) Liquidity risk management

Ultimate responsibility for liquidity risk management rests with the board of directors, which has built an appropriate liquidity risk management framework for the management of the Group's short, medium and long-term funding and liquidity management requirements. The Group manages liquidity risk by maintaining adequate reserves, banking facilities and reserve borrowing facilities, by continuously monitoring forecast and actual cash flows and matching the maturity profiles of financial assets and liabilities.

As at December 31, 2008, the Group has available unutilised overdrafts and short and medium term bank loan facilities of approximately HK$13,000,000 (2007: HK$20,000,000) and HK$77,000,000 (2007: HK$129,000,000) respectively.

The following tables detail the Group's remaining contractual maturity for its financial liabilities which are included in the maturity analysis provided internally to the key management personnel for the purpose of managing liquidity risk. For non-derivative financial liabilities, the tables reflect the undiscounted cash flows of financial liabilities based on the earliest date on which the Group can be required to pay. The tables include both interest and principal cash flows.

48. 金融工具(續)

(b) 金融風險管理目標及政策(續)

(iii) 流動資金風險管理

流動資金風險管理之最終責任由董事會承擔，而董事會已設立合適之流動資金風險管理架構，以管理本集團之短期、中期及長期融資及流動資金管理需要。本集團透過維持充足儲備、銀行信貸及後備借貸額度而管理流動資金風險，方法是持續監察預測及實際現金流量以及安排金融資產及金融負債之到期日得到配合。

於二零零八年十二月三十一日，本集團有未動用之透支及短期與中期銀行信貸分別約港幣13,000,000元(二零零七年：20,000,000元)及港幣77,000,000元(二零零七年：港幣129,000,000元)。

下表詳列本集團金融負債之餘下合約到期情況，該等因素已列入向內部主要管理人員提供作管理流動資金風險用途之到期情況分析。就非衍生金融負債而言，該等附表反映根據本集團被要求還款之最早日期而釐定之非折現現金流量。該等附表包括利息及本金之現金流量。

48. FINANCIAL INSTRUMENTS (continued)

(b) Financial risk management objectives and policies (continued)

(iii) Liquidity risk management (continued)

For derivative instruments settle on a net basis, undiscounted net cash outflows are presented. Whereas they require gross settlement, the undiscounted gross outflows on these derivatives are shown in the table.

At December 31, 2008

48. 金融工具（續）

(b) 金融風險管理目標及政策（續）

(iii) 流動資金風險管理（續）

就以淨值基準結算之衍生工具而言，會列出非折現淨現金流出。當需要總額結算時，該等衍生工具之非折現流出總額會在表內呈列。

於二零零八年十二月三十一日

		Weighted average effective interest rate 加權平均實際利率 %	Within 1 year 一年內 HK$'000 港幣千元	2 to 5 years 二至五年 HK$'000 港幣千元	Over 5 years 五年以上 HK$'000 港幣千元	Total undiscounted cash flows 非折現現金流量總額 HK$'000 港幣千元	Total carrying amount 賬面總值 HK$'000 港幣千元
Non-derivative financial liabilities	**非衍生金融負債**						
Trade and other payables	貿易往來及其他應付賬款	–	(330,489)	–	–	(330,489)	(330,489)
Bills payables	應付票據	–	(14,383)	–	–	(14,383)	(14,383)
Amounts due to related companies	應付關聯公司款項	–	(944)	–	–	(944)	(944)
Borrowings	貸款	5.60	(152,919)	(17,562)	(20,147)	(190,628)	(190,628)
			(498,735)	(17,562)	(20,147)	(536,444)	(536,444)

48. FINANCIAL INSTRUMENTS (continued) 48. 金融工具(續)

(b) Financial risk management objectives and policies (continued) (b) 金融風險管理目標及政策(續)

(iii) Liquidity risk management (continued) *(iii) 流動資金風險管理(續)*

At December 31, 2007 於二零零七年十二月三十一日

		Weighted average effective interest rate 加權平均實際利率 %	Within 1 year 一年內 HK$'000 港幣千元	2 to 5 years 二至五年 HK$'000 港幣千元	Over 5 years 五年以上 HK$'000 港幣千元	Total undiscounted cash flows 非折現現金流量總額 HK$'000 港幣千元	Total carrying amount 賬面總值 HK$'000 港幣千元
Non-derivative financial liabilities	**非衍生金融負債**						
Trade and other payables	貿易往來及其他應付賬款	–	(243,956)	–	–	(243,956)	(243,956)
Bills payables	應付票據	–	(36,758)	–	–	(36,758)	(36,758)
Amounts due to related companies	應付關聯公司款項	–	(1,343)	–	–	(1,343)	(1,343)
Obligations under finance leases	融資租賃債務	4.00	(936)	(168)	–	(1,104)	(1,104)
Borrowings	貸款	6.99	(70,827)	(13,506)	–	(84,333)	(84,333)
Convertible loan notes	可換股貸款票據	10.00	(30,000)	–	–	(30,000)	(30,207)
			(383,820)	(13,674)	–	(397,494)	(397,701)

48. FINANCIAL INSTRUMENTS (continued)

(c) Fair value of financial instruments

The fair value of financial assets and financial liabilities are determined as follows:

(i) the fair value of financial assets and financial liabilities (including derivative instruments) with standard terms and conditions and traded on active liquid markets are determined with reference to quoted market bid prices and ask prices respectively; and

(ii) the fair value of other financial assets and financial liabilities (including derivative instruments) are determined in accordance with generally accepted pricing models based on discounted cash flow analysis using prices or rates from observable current market transactions as input. For an option-based derivative, the fair value is estimated using option pricing model (for example, the Black-Scholes option pricing model).

The directors consider that the carrying amounts of financial assets and financial liabilities recorded in the consolidated financial statements approximate their fair values.

48. 金融工具(續)

(c) 金融工具之公平值

金融資產及金融負債之公平值乃按以下方式釐定：

(i) 具標準條款及條件並在活躍流通市場買賣之金融資產及金融負債(包括衍生工具)之公平值乃分別參考市場所報之買入價及賣出價而釐定；及

(ii) 其他金融資產及金融負債(包括衍生工具)之公平值乃根據一般採納之定價模式、基於折現現金流量分析而釐定，並使用來自可觀察現有市場交易之價格或利率作為輸入數據。就以優先認股權為基礎之衍生工具而言，公平值乃使用優先認股權定價模式(例如柏力克•舒爾斯優先認股權定價模式)而估計。

董事認為綜合財務報表所記錄之金融資產及金融負債賬面值與其公平值相若。

49. SHARE OPTIONS SCHEME

2002 Scheme

On August 23, 2001, the Stock Exchange has announced amendments to Chapter 17 of the Listing Rules, which has come into effect on September 1, 2001. In compliance with the amendments to the Listing Rules and the announcement of the Stock Exchange, the Company adopted a new share option scheme ("2002 Scheme") and terminated the 2001 Scheme on May 30, 2002 pursuant to a resolution passed on that date. The purpose of the 2002 Scheme is to provide incentives or rewards to participants for their contribution to the Group and enable the Group to recruit and retain high calibre employees and attract human resources that are valuable to the Group and any companies in which the Group holds any equity interest. The 2002 Scheme will expire on the 10th anniversary of date of adoption.

Under the 2002 Scheme, the Board of Directors of the Company may at their discretion grant options to the following participants of the Company, its subsidiaries and any companies in which the Group holds any equity interest, to subscribe for shares in the Company:

1. eligible employees, including Directors; or
2. suppliers or customers; or
3. any person or entity that provides research, development or other technological support; or
4. shareholders; or
5. employees, partners or Directors of any business partners, joint venture partners, financial advisers and legal advisers.

Options granted to a Director, chief executive or substantial shareholder of the Company, or any of their respective associates must be approved by the INEDs of the Company (excluding any INED who is the grantee).

49. 優先認股權計劃

二零零二年計劃

於二零零一年八月二十三日，聯交所宣布修訂上市規則第十七章並於二零零一年九月一日起生效。為符合上市規則修訂及聯交所之公布內容，本公司於二零零二年五月三十日採納另一新優先認股權計劃（「二零零二年計劃」）及根據於該日通過之決議案終止二零零一年計劃。二零零二年計劃旨在鼓勵或嘉獎對本集團有所貢獻之參與人，同時使本集團可招攬及挽留能幹之員工，並吸引重要之人才為本集團及本集團持有任何股份權益之任何公司作出貢獻。二零零二年計劃將自採納日期起計第十週年屆滿。

根據二零零二年計劃，本公司董事會可酌情決定向與本公司、其附屬公司及本集團持有任何股份權益之任何公司有關之以下參與人士授予優先認股權，以認購本公司股份：

1. 合資格僱員，包括董事；或
2. 供應商或客戶；或
3. 提供研究、開發或其他技術支援之任何人士或公司；或
4. 股東；或
5. 任何業務合夥人、合營企業合夥人、財務顧問及法律顧問之任何僱員、合夥人或董事。

授出優先認股權予本公司董事、主要行政人員或主要股東或彼等各自之聯繫人士，必須經本公司獨立非執行董事（不包括同時為承授人之任何獨立非執行董事）批准。

49. SHARE OPTIONS SCHEME (continued)

2002 Scheme (continued)

The total number of shares in respect of which options may be granted under the 2002 Scheme and any other schemes is not permitted to exceed 30% of the issued share capital of the Company from time to time. Subject to the above rule, the total number of shares in respect of which options may be granted under the 2002 Scheme and any other schemes must not in aggregate, exceed 10% of the issued share capital of the Company at the adoption date of the 2002 Scheme without prior approval from the Company's shareholders.

The number of shares in respect of which options may be granted to any participant in any one year is not permitted to exceed 1% of the shares of the Company in issue at any point of time, without prior approval from the Company's shareholders. Options granted to a substantial shareholder, or an Independent Non-executive Director of the Company or any of their respective associates under the 2002 Scheme and any other schemes in any one year in excess of 0.1% of the Company's issued share capital or with a value, based on the closing price of the shares of the Company at the date of each grant, in excess of HK$5 million must be approved in advance by the Company's shareholders.

Options granted must be taken up within 28 days of the date of grant upon payment of HK$1 per each grant of options. The exercise period of the share options granted under the 2002 Scheme shall be determined by the Board of Directors when such options are granted, provided that such period shall not end later than 6 years from the date of grant. The subscription price is determined by the Board of Directors of the Company, and will not be less than the higher of the closing price of the Company's shares on the date of grant or the average closing price of the shares for the five trading days immediately preceding the date of grant, or the nominal value of a share of the Company.

No share options were exercised or granted for the year ended December 31, 2008.

49. 優先認股權計劃(續)

二零零二年計劃(續)

按二零零二年計劃及任何其他優先認股權計劃可授出之優先認股權涉及之最高股份總數，合共不得超過本公司不時已發行股本之30%。除上述規則外，如未經本公司股東事先批准，按二零零二年計劃及任何其他計劃可授出之優先認股權涉及之股份總數，合共不得超過本公司於當二零零二年計劃當日已發行股本之10%。

如未經本公司股東事先批准，於任何一年向任何參與人授出之優先認股權涉及之股份數目不得超過本公司在任何時候之已發行股份1%。任何一年根據二零零二年計劃及任何其他計劃向本公司一名主要股東、獨立非執行董事或彼等各自之聯繫人士授出優先認股權，如超過本公司已發行股本0.1%，以及按授出當日本公司股份收市價計算超過港幣5,000,000元，則須經本公司股東事先批准。

參與人可於獲提出授予優先認股權當日起計28日內接納優先認股權，並須於接納優先認股權時繳付港幣1元作為代價。根據二零零二年計劃授出之優先認股權之行使期於授出時由董事會決定，惟不得遲於董事會提出授予優先認股權日期起計之6年後屆滿。股份認購價由本公司董事會決定，惟認購價不得低於下列三者中之最高者：於授出日期本公司之股份收市價；於緊接授出日期前五個交易日的股份收市價平均數；或本公司股份面值。

截至二零零八年十二月三十一日止年度，概無行使或授出任何優先認股權。

49. SHARE OPTIONS SCHEME (continued)

2002 Scheme (continued)

At December 31, 2008, the number of shares in respect of which options had been granted and remained outstanding under the 2002 Scheme was 11,088,000* (2007: 16,397,866) representing 3.77% (2007: 6.40%) of the issued share capital of the Company at that date respectively

The fair value of the options granted in 2007 measured as at the date of grant on June 11, 2007, August 9, 2007 and September 25, 2007 were approximately HK$172,000, HK$322,000 and HK$1,659,000 respectively and it had been expensed as share-based payments during 2007. Options were priced using the Black-Scholes model. The following significant assumptions were used to derive the fair value using the Black-Scholes option pricing model at the dates of grant:

49. 優先認股權計劃(續)

二零零二年計劃(續)

於二零零八年十二月三十一日，有關根據二零零二年計劃授出惟尚未行使之優先認股權之股份數目為11,088,000*股(二零零七年：16,397,866股)，佔本公司當日之已發行股本之3.77%(二零零七年：6.40%)。

於授出日期二零零七年六月十一日、二零零七年八月九日及二零零七年九月二十五日計算之二零零七年年度授出優先認股權的公平值分別約為港幣172,000元、港幣322,000元及港幣1,659,000元，而該等金額已於二零零七年年內列作以股份為基礎付款之開支。優先認股權乃使用柏力克 • 舒爾斯模式定價。以下為於授出日期使用柏力克 • 舒爾斯優先認股權定價模式計算公平值所用之重大假設：

Date of share options granted 授出優先認股權日期	June 11, 2007 二零零七年 六月十一日	August 9, 2007 二零零七年 八月九日	September 25, 2007 二零零七年 九月二十五日
Grant date share price (HK$) 授出日期之股份價格(港幣)	0.80	1.23	0.97
Exercise price (HK$) 行使價(港幣)	1.00	1.278	1.044
Expected volatility (%) 預期波幅(%)	83.12	102.30	113.75
Option life (years) 優先認股權年期(年)	0.58	0.58	0.25
Dividend yield (%) 股息率(%)	0.00	0.00	0.00
Risk-free interest rate (%) 無風險利率(%)	4.088	3.920	3.791

Where relevant, the expected life used in the model has been adjusted, based on management's best estimate, for the effects of non-transferability, exercise restrictions (including the probability of meeting market conditions attached to the option), and behavioural considerations. The expected volatility is based on the historical share price volatility.

在適用情況下，已根據管理層之最佳估計而調整該模式所使用之預期年期，以反映不可轉讓、行使限制(包括達到優先認股權所附市場條件的可能性)及行為考慮因素之影響。預期波幅乃基於歷史股價波動而計算。

* After adjustment for the bonus share issue in May 2008.

* 經已就二零零八年五月之紅股發行作出調整。

49. SHARE OPTIONS SCHEME (continued) 49. 優先認股權計劃(續)

2002 Scheme (continued) 二零零二年計劃(續)

The following table discloses details of the Company's share options held by employees (including Directors) and movements in such holdings during the year:

下表披露本公司僱員(包括董事)於年內所持優先認股權以及該等認股權變動之詳情:

Scheme type 計劃類別	Date of grant 授出日期	Outstanding at January 1, 2008 於二零零八年一月一日尚未行使	Option lapsed 已失效優先認股權	Adjustment during the year* 年內的調整*	Outstanding at December 31, 2008 於二零零八年十二月三十一日尚未行使	Exercisable period 行使期	Exercise price 行使價 Before adjustment 調整前 HK$ 港幣元	After adjustment* 調整後* HK$ 港幣元
2002 二零零二年	June 4, 2002 二零零二年六月四日	4,053,730#	(4,864,471)	810,741	–	June 4, 2002–June 3, 2008 二零零二年六月四日至二零零八年六月三日	1.0000 #	0.8333
2002 二零零二年	September 24, 2002 二零零二年九月二十四日	2,424,136#	(2,908,961)	484,825	–	September 24, 2002-September 23, 2008 二零零二年九月二十四日至二零零八年九月二十三日	1.0000 #	0.8333
2002 二零零二年	June 11, 2007 二零零七年六月十一日	700,000	–	140,000	840,000	June 11, 2007–June 10, 2013 二零零七年六月十一日至二零一三年六月十日	1.0000	0.8333
2002 二零零二年	August 9, 2007 二零零七年八月九日	680,000	(96,000)	136,000	720,000	August 9, 2007–August 8, 2013 二零零七年八月九日至二零一三年八月八日	1.2780	1.0650
2002 二零零二年	September 25, 2007 二零零七年九月二十五日	8,540,000	(720,000)	1,708,000	9,528,000	September 25, 2007–September 24, 2013 二零零七年九月二十五日至二零一三年九月二十四日	1.0440	0.8700
Grand Total 總計:		16,397,866	(8,589,432)	3,279,566	11,088,000			

\# After adjustment for the share consolidation in June 2006.

\# 經已就二零零六年六月進行之股份合併作出調整。

* After adjustment for the bonus share issue in May 2008

* 經已就二零零八年五月進行之紅股發行作出調整。

49. SHARE OPTIONS SCHEME (continued) 49. 優先認股權計劃(續)

2002 Scheme (continued) 二零零二年計劃(續)

Scheme type 計劃類別	Date of grant 授出日期	Outstanding at January 1, 2007 After adjustment# 於二零零七年一月一日尚未行使經調整#	Option granted 已授出優先認股權	Option lapsed 已失效優先認股權	Option exercised 已行使優先認股權	Outstanding at December 31, 2007 於二零零七年十二月三十一日尚未行使	Exercisable period 行使期	Exercise price 行使價 HK$ 港幣元
1991 一九九一年	January 18, 2001 二零零一年一月十八日	40,901	–	(40,901)#	–	–	March 6, 2001– March 14, 2007 二零零一年三月六日至二零零七年三月十四日	1.6610#
1991 一九九一年	May 28, 2001 二零零一年五月二十八日	629,262	–	(629,262)#	–	–	June 29, 2001– June 29, 2007 二零零一年六月二十九日至二零零七年六月二十九日	1.6610#
2001 二零零一年	August 10, 2001 二零零一年八月十日	11,169,415	–	(11,014,415)#	(155,000)#	–	September 14, 2001– September 18, 2007 二零零一年九月十四日至二零零七年九月十八日	1.6610#
2001 二零零一年	August 29, 2001 二零零一年八月二十九日	534,868	–	(456,211)#	(78,657)#	–	September 30, 2001– September 30, 2007 二零零一年九月三十日至二零零七年九月三十日	1.6610#
2001 二零零一年	November 23, 2001 二零零一年十一月二十三日	157,315	–	(157,315)#	–	–	December 23, 2001– December 22, 2007 二零零一年十二月二十三日至二零零七年十二月二十二日	1.6610#
2002 二零零二年	June 4, 2002 二零零二年六月四日	5,789,206	–	(237,235)#	(1,498,241)#	4,053,730#	June 4, 2002– June 3, 2008 二零零二年六月四日至二零零八年六月三日	1.0000#
2002 二零零二年	September 24, 2002 二零零二年九月二十四日	2,625,480	–	(200)#	(201,144)#	2,424,136#	September 24, 2002– September 23, 2008 二零零二年九月二十四日至二零零八年九月二十三日	1.0000#

49. SHARE OPTIONS SCHEME (continued)

49. 優先認股權計劃(續)

2002 Scheme (continued)

二零零二年計劃(續)

Scheme type 計劃類別	Date of grant 授出日期	Outstanding at January 1, 2007 After adjustment# 於二零零七年一月一日尚未行使經調整#	Option granted 已授出優先認股權	Option lapsed 已失效優先認股權	Option exercised 已行使優先認股權	Outstanding at December 31, 2007 於二零零七年十二月三十一日尚未行使	Exercisable period 行使期	Exercise price 行使價 HK$ 港幣元
2002 二零零二年	June 11, 2007 二零零七年六月十一日	–	1,200,000	–	(500,000)	700,000	June 11, 2007– June 10, 2013 二零零七年六月十一日至二零一三年六月十日	1.0000
2002 二零零二年	August 9, 2007 二零零七年八月九日	–	680,000	–	–	680,000	August 9, 2007– August 8, 2013 二零零七年八月九日至二零一三年八月八日	1.2780
2002 二零零二年	September 25, 2007 二零零七年九月二十五日	–	8,880,000	(340,000)	–	8,540,000	September 25, 2007– September 24, 2013 二零零七年九月二十五日至二零一三年九月二十四日	1.0440
Grand Total 總計:		20,946,447	10,760,000	(12,875,539)	(2,433,042)	16,397,866		

After adjustment for the share consolidation in June 2006.

經已就二零零六年六月進行之股份合併作出調整。

49. SHARE OPTIONS SCHEME (continued)

49. 優先認股權計劃(續)

2002 Scheme (continued)

Details of the share options held by the Directors included in the above table are as follows:

二零零二年計劃(續)

上表所載由董事持有之優先認股權詳情如下：

Scheme type 計劃類別	Date of grant 授出日期	Outstanding at January 1, 2008 於二零零八年一月一日尚未行使	Option lapsed 已失效優先認股權	Adjustment during the year* 年內的調整*	Outstanding at December 31, 2008 於二零零八年十二月三十一日尚未行使	Exercisable period 行使期	Exercise price 行使價 Before adjustment 調整前 HK$ 港幣元	After adjustment* 調整後* HK$ 港幣元
2002 二零零二年	June 4, 2002 二零零二年六月四日	534,872#	(641,846)	106,974	–	June 4, 2002–June 3, 2008 二零零二年六月四日至二零零八年六月三日	1.0000#	0.8333
2002 二零零二年	September 24, 2002 二零零二年九月二十四日	2,360,072#	(2,832,085)	472,013	–	September 24, 2002–September 23, 2008 二零零二年九月二十四日至二零零八年九月二十三日	1.0000#	0.8333
2002 二零零二年	June 11, 2007 二零零七年六月十一日	500,000	–	100,000	600,000	June 11, 2007–June 10, 2013 二零零七年六月十一日至二零一三年六月十日	1.0000	0.8333
2002 二零零二年	September 25, 2007 二零零七年九月二十五日	4,370,000	–	874,000	5,244,000	September 25, 2007–September 24, 2013 二零零七年九月二十五日至二零一三年九月二十日	1.0440	0.8700
Grand Total 總計：		7,764,944	(3,473,931)	1,552,987	5,844,000			

After adjustment for the share consolidation in June 2006.

* After adjustment for the bonus share issue in May 2008

經已就二零零六年六月進行之股份合併作出調整。

* 經已就二零零八年五月進行之紅股發行作出調整。

49. SHARE OPTIONS SCHEME (continued) 49. 優先認股權計劃(續)

2002 Scheme (continued) 二零零二年計劃(續)

Scheme type 計劃類別	Date of grant 授出日期	Outstanding at January 1, 2007 After adjustment# 於二零零七年一月一日尚未行使經調整#	Option granted 已授出優先認股權	Option lapsed 已失效優先認股權	Option exercised 已行使優先認股權	Outstanding at December 31, 2007 於二零零七年十二月三十一日尚未行使	Exercisable period 行使期	Exercise price 行使價 HK$ 港幣元
1991 一九九一年	May 28, 2001 二零零一年五月二十八日	629,262	–	(629,262)	–	–	June 29, 2001– June 29, 2007 二零零一年六月二十九日至二零零七年六月二十九日	1.6610#
2001 二零零一年	August 10, 2001 二零零一年八月十日	11,012,100	–	(11,012,100)	–	–	September 14, 2001– September 18, 2007 二零零一年九月十四日至二零零七年九月十八日	1.6610#
2001 二零零一年	August 29, 2001 二零零一年八月二十九日	157,314(a)	–	(78,657)	78,657(a)#	–	September 30, 2001– September 29, 2007 二零零一年九月三十日至二零零七年九月二十九日	1.6610#
2002 二零零二年	June 4, 2002 二零零二年六月四日	755,113	–	–	220,241#	534,872#	June 4, 2002– June 3, 2008 二零零二年六月四日至二零零八年六月三日	1.0000#
2002 二零零二年	September 24, 2002 二零零二年九月二十四日	2,425,280	–	–	1,144#	2,424,136#	September 24, 2002– September 23, 2008 二零零二年九月二十四日至二零零八年九月二十三日	1.0000#
2002 二零零二年	June 11, 2007 二零零七年六月十一日	–	850,000	–	350,000	500,000	June 11, 2007– June 10, 2013 二零零七年六月十一日至二零一三年六月十日	1.0000
2002 二零零二年	September 25, 2007 二零零七年九月二十五日	–	4,470,000(a)	–	–	4,470,000(a)	September 25, 2007– September 24, 2013 二零零七年九月二十五日至二零一三年九月二十四日	1.0440
Grand Total 總計:		14,979,069	5,320,000	(11,720,019)	650,042	7,929,008		

\# After adjustment for the share consolidation in June 2006.

\# 經已就二零零六年六月進行之股份合併作出調整。

(a) Share options granted to Dr. Richard Man Fai LEE's spouse were included. Dr. Richard Man Fai LEE is a Director of the Company.

(a) 包括授予李文輝博士配偶之優先認股權。李文輝博士乃本公司之董事。

50. DIVIDEND

No dividend was paid or proposed for 2007 and 2008, nor has any dividend been proposed since the balance sheet date.

50. 股息

於二零零七年及二零零八年概無任何派息或擬派發股息，自結算日起亦無任何擬派發股息。

51. PRINCIPAL SUBSIDIARIES

Particulars of the Company's principal subsidiaries are as follows:

51. 主要附屬公司

本公司主要附屬公司之詳情如下：

Name of subsidiaries 附屬公司名稱	Place of incorporation/ registration 成立地點/註冊地點	Percentage of equity interest attributable to the Group 本集團應佔之股權百分比	Issued and fully paid share capital or registered capital 已發行及繳足股本之股權	Principal activities 主要業務
Direct Subsidiary 直接附屬公司				
Wo Kee Hong (B.V.I.) Limited*	British Virgin Islands 英屬處女群島	100.0	30,000 shares of US$0.01 each 每股面值0.01美元之股份30,000股	Investment holding 投資控股
Indirect Subsidiaries 間接附屬公司				
Auto Italia Limited 快意汽車有限公司	Hong Kong 香港	70.5	10,000 shares of HK$10 each 每股面值港幣10元之股份10,000股	Trading of cars and related accessories and provision of car repairing services 買賣汽車及相關配件及提供汽車維修服務
Auto Sportiva Limited 愛快汽車有限公司	Hong Kong 香港	90.0	20,000,000 shares of HK$1 each 每股面值港幣1元之股份20,000,000股	Car distribution and services 汽車分銷及服務

51. PRINCIPAL SUBSIDIARIES (continued)　51. 主要附屬公司（續）

Name of subsidiaries 附屬公司名稱	Place of incorporation/ registration 成立地點/註冊地點	Percentage of equity interest attributable to the Group 本集團應佔之股權百分比	Issued and fully paid share capital or registered capital 已發行及繳足股本之股權	Principal activities 主要業務
Indirect Subsidiaries (continued) 間接附屬公司（續）				
Common Joy Limited 普熹有限公司	Hong Kong 香港	100.0	1 share of HK$1 each 每股面值港幣1元之股份1股	Property holding 物業控股
Corich Enterprises Inc.*	British Virgin Islands 英屬處女群島	100.0	100 shares of US$1 each 每股面值1美元之股份100股	Investment holding 投資控股
Creative Pacific Limited 香港新概念控股有限公司	Hong Kong 香港	60.0	10,000 shares of HK$1 each 每股面值港幣1元之股份10,000股	Distribution and retail of fashion apparel 分銷及零售時裝
Dalian Auto Italia Car Trading Co., Ltd. 大連快意汽車貿易有限公司	PRC 中國	70.5	Registered and fully paid capital of RMB5,000,000 註冊及已繳足資本5,000,000人民幣	Trading of cars and general trading 汽車銷售及一般貿易
Famous Name Holdings Limited* 譽名控股有限公司	British Virgin Islands 英屬處女群島	100.0	1 share of US$1 each 每股面值1美元之股份1股	Investment holding 投資控股
Grow Bright Limited 城祥有限公司	Hong Kong 香港	100.0	1 share of HK$1 each 每股面值港幣1元之股份1股	Distribution and retail of fashion accessories 分銷及零售時尚配飾
Italian Motors (Sales & Service) Limited 勵駿汽車有限公司	Hong Kong 香港	70.5	60,000 shares of HK$10 each 每股面值港幣10元之股份60,000股	Investment holding 投資控股

51. PRINCIPAL SUBSIDIARIES (continued) 51. 主要附屬公司(續)

Name of subsidiaries 附屬公司名稱	Place of incorporation/ registration 成立地點/ 註冊地點	Percentage of equity interest attributable to the Group 本集團應佔之股權百分比	Issued and fully paid share capital or registered capital 已發行及繳足股本之股權	Principal activities 主要業務
Indirect Subsidiaries (continued) 間接附屬公司(續)				
Keyforce Holdings Limited 堅榮控股有限公司	Hong Kong 香港	90.0	1 share of HK$1 each 每股面值港幣1元之股份1股	Trading of yachts and accessories 買賣遊艇及配件
King Express Group Limited 兆洋集團有限公司	Hong Kong 香港	70.5	1 share of HK$1 each 每股面值港幣1元之股份1股	Helicopters distribution and services 直升機分銷及服務
Home Crown Enterprises Ltd.*	British Virgin Islands 英屬處女群島	100.0	1 share of US$1 each 每股面值1美元之股份1股	Investment holding 投資控股
Mighty Will International Limited 紀富國際有限公司	Hong Kong 香港	100.0	1 share of HK$1 each 每股面值港幣1元之股份1股	Property holding 物業控股
Most Advance International Ltd.*	British Virgin Islands 英屬處女群島	100.0	1 share of US$1 each 每股面值1美元之股份1股	Investment holding 投資控股
National Cape Development Limited 廣博發展有限公司*	British Virgin Islands 英屬處女群島	100.0	1 share of US$1 each 每股面值1美元之股份1股	Investment holding 投資控股

51. PRINCIPAL SUBSIDIARIES (continued) 51. 主要附屬公司(續)

Name of subsidiaries 附屬公司名稱	Place of incorporation/ registration 成立地點/註冊地點	Percentage of equity interest attributable to the Group 本集團應佔之股權百分比	Issued and fully paid share capital or registered capital 已發行及繳足股本之股權	Principal activities 主要業務
Indirect Subsidiaries (continued) **間接附屬公司(續)**				
Noble Brand Investments Limited 力保派有限公司	Hong Kong 香港	90.0	1 share of HK$1 each 每股面值港幣1元之股份1股	Trading of yachts and accessories 買賣遊艇及配件
Peak Elite Limited	Hong Kong 香港	100.0	300,000 shares of HK$1 each 每股面值港幣1元之股份300,000股	Distribution and retail of fashion apparel 分銷及零售時裝
Right Triumph Limited	Hong Kong 香港	100.0	1 share of HK$1 each 每股面值港幣1元之股份1股	Distribution of audio-visual equipment 分銷影音設備
Sunny Villa Holdings Limited 裕寧控股有限公司	Hong Kong 香港	100.0	1 share of HK$1 each 每股面值港幣1元之股份1股	Property holding 物業控股
Technorient Limited 勵安有限公司	Hong Kong 香港	70.5	461,687 shares of HK$100 each 每股面值港幣100元之股份461,687股	Investment holding 投資控股

51. PRINCIPAL SUBSIDIARIES (continued) 51. 主要附屬公司(續)

Name of subsidiaries 附屬公司名稱	Place of incorporation/ registration 成立地點/註冊地點	Percentage of equity interest attributable to the Group 本集團應佔之股權百分比	Issued and fully paid share capital or registered capital 已發行及繳足股本之股權	Principal activities 主要業務
Indirect Subsidiaries (continued) 間接附屬公司(續)				
Top Up Group Limited 萬享集團有限公司	Hong Kong 香港	100.0	1 share of HK$1 each 每股面值港幣1元之股份1股	Investment holding 投資控股
Trendy Move International Limited* 潮流國際有限公司	British Virgin Islands 英屬處女群島	100.0	1 share of US$1 each 每股面值1美元之股份1股	Investment holding 投資控股
Turbo Fast Limited	Hong Kong 香港	100.0	1 share of HK$1 each 每股面值港幣1元之股份1股	Distribution and retail of fashion apparel 分銷及零售時裝
Wo Kee Administration Limited 和記管理有限公司	Hong Kong 香港	100.0	1 share of HK$1 each 每股面值港幣1元之股份1股	Treasury and administration 庫務及行政管理
Wo Kee Hong Distribution Pte Ltd	Singapore 新加坡	100.0	4,500,000 ordinary shares of S$1 each 每股面值1新加坡元之普通股份4,500,000股	Distribution of home audio and car audio equipment and accessories 分銷家用及汽車音響器材及配件
Wo Kee Hong Electronics Sdn Bhd	Malaysia 馬來西亞	100.0	1,000,000 ordinary shares of RM$1 each 每股面值馬幣1元之普通股份1,000,000股	Distribution of audio-visual equipment 分銷影音設備

51. PRINCIPAL SUBSIDIARIES (continued) 51. 主要附屬公司(續)

Name of subsidiaries 附屬公司名稱	Place of incorporation/ registration 成立地點/ 註冊地點	Percentage of equity interest attributable to the Group 本集團應佔之股權百分比	Issued and fully paid share capital or registered capital 已發行及繳足股本之股權	Principal activities 主要業務
Indirect Subsidiaries (continued) 間接附屬公司(續)				
Wo Kee Hong Finance Limited 和記電業財務有限公司	Hong Kong 香港	100.0	2 shares of HK$1 each 每股面值港幣1元之股份2股	Finance and money lending 財務及借貸
Wo Kee Hong Limited 和記電業有限公司	Hong Kong 香港	100.0	10,000 non-voting deferred shares of HK$1,000 each and 2 ordinary shares of HK$1,000 each 每股面值港幣1,000元之無投票權遞延股份10,000股及每股面值港幣1,000元之普通股份2股	Investment holding and distribution of audio-visual equipment, car audio and electronic products, air-conditioning and refrigeration products, electrical appliances and electronic appliances 投資控股及分銷影音設備、汽車音響及電子產品、空調及冷凍產品、電器及電子零件
Wo Kee Hong Marketing Pte Ltd	Singapore 新加坡	94.8	6,200,000 shares of S$1 each 每股面值1新加坡元之股份6,200,000股	Distribution of air-conditioning products 分銷空調產品
Wo Kee Hong Trading Sdn Bhd	Malaysia 馬來西亞	100.0	5,100,000 ordinary shares of RM$1 each 每股面值馬幣1元之普通股份5,100,000股	Distribution of audio-visual equipment 分銷影音設備
Wo Kee Joyful Limited	Hong Kong 香港	100.0	2,000,000 shares of HK$1 each 每股面值港幣1元之股份2,000,000股	Company secretarial service 公司秘書服務

51. PRINCIPAL SUBSIDIARIES (continued) 51. 主要附屬公司(續)

Name of subsidiaries 附屬公司名稱	Place of incorporation/ registration 成立地點/註冊地點	Percentage of equity interest attributable to the Group 本集團應佔之股權百分比	Issued and fully paid share capital or registered capital 已發行及繳足股本之股權	Principal activities 主要業務
Indirect Subsidiaries (continued) 間接附屬公司(續)				
Wo Kee Services Limited 和記電器服務有限公司	Hong Kong 香港	100.0	2 non-voting deferred shares of HK$100 each and 19,998 ordinary shares of HK$100 each 每股面值港幣100元之無投票權遞延股份2股及每股面值港幣100元之普通股份19,998股	Provision of warehousing, delivery, repairs and maintenance services 提供倉務、送貨及維修保養服務
上海新概念服飾有限公司	PRC 中國	60.0	Registered and fully paid capital of US$3,000,000 註冊及已繳足資本3,000,000美元	Distribution and retail of fashion apparel 分銷及零售時裝
新概念溢華(上海)貿易有限公司	PRC 中國	60.0	Registered and fully paid capital of US$2,000,000 註冊及已繳足資本2,000,000美元	Distribution of fashion apparel 分銷時裝

None of the subsidiaries had issued any debt securities at the end of the year.

年內概無附屬公司發行任何債務證券。

The above table lists the subsidiaries of the Company which, in the opinion of the Directors, principally affect the results or assets of the Group. To give details of other subsidiaries would, in the opinion of the Directors, result in particulars of excessive length.

董事認為，上表只載列對本集團業績或資產有重要影響之本公司附屬公司。如載列其他附屬公司詳情，董事則認為所佔用之篇幅將會過於冗長。

* Place of operation – Hong Kong

* 經營地點 – 香港

52. PRINCIPAL ASSOCIATES

Particulars of the Group's principal associates are as follows:

52. 主要聯營公司

本集團之主要聯營公司詳情如下：

Name of associates 聯營公司名稱	Place of incorporation/ registration 成立地點/註冊地點	Percentage of equity interest attributable to the Group 本集團應佔之股權百分比	Issued and fully paid share capital or registered capital 已發行及繳足股本或註冊股本	Principal activities 主要業務
China Premium Lifestyle Enterprise, Inc.	USA 美國	39.8	29,104,110 shares of common stock of US$0.005 each and 247,798 shares of preferred stock of US$0.001 each 每股面值0.005美元之普通股29,104,110股及每股面值0.001美元之優先股247,798股	Investment holding 投資控股
CPMM (Asia) Limited 名品(亞洲)有限公司	Hong Kong 香港	39.8	300,000 ordinary shares of HK$1 each 每股面值港幣1元之股份300,000股	Distribution and retail of fashion apparels and accessories 分銷及零售時裝及配飾

SCHEDULE OF GROUP PROPERTIES
集團物業表

For the year ended December 31, 2008
截至二零零八年十二月三十一日止年度

(A) INVESTMENT PROPERTIES (A) 投資物業

Address 地點	Existing use 現有用途	Category of lease 契約類別	Percentage held by the Group 本集團持有百分比
Units A, B and C on level 24, New Times Plaza, No. 42 Wenwu Lu, Xinhua Da Dao, Qingyang District, Chengdu, the PRC	Commercial	Medium-term lease	100%
中國四川省 成都市青羊區 新華大道文武路42號 新時代廣場 24層A 、B及C單位	商業	中期	
Flats A-H, J, K, L-N, P-R and T, 7th Floor, Block A, Carlton Heights, Shenzhen, PRC	Residential	Medium-term lease	100%
深圳保税區桂花路5號 加福廣場華爾登府邸A座 7層A-H、J、K、L-N、P-R及T單位	住宅	中期	

(B) PROPERTIES HELD FOR SALE (B) 持作出售物業

Address 地點	Existing use 現有用途	Category of lease 契約類別	Percentage held by the Group 本集團持有百分比
Units 1912, 1915-1918 on Level 19, Bright China Chang An Building, No. 7 Jianguomennei Da Jie, Dongcheng District, Beijing, the PRC	Commercial	Medium-term lease	100%
中國北京東城區 建國門內大街7號 光華長安大廈第19層 1912及1915至1918單位	商業	中期	

SHARE OPTION INFORMATION
優先認股權資料

The following table discloses movement in the Company's share options for the year ended December 31, 2008:

下表披露本公司之優先認股權於二零零八年十二月三十一日止年度之變動情況：

Eligible person 合資格人士	Scheme type 計劃類別	Date of grant 授出日期	Outstanding as at January 1, 2008 於二零零八年一月一日尚未行使	Lapsed during the year 年內失效	Adjustment during the year* 年內的調整*	Outstanding as at December 31, 2008 於二零零八年十二月三十一日尚未行使	Exercisable period 行使期	Exercise price 行使價 Before adjustment 調整前 HK$ 港幣元	After adjustment* 調整後* HK$ 港幣元
Dr. Richard Man Fai LEE *(Director)* 李文輝博士 *(董事)*	2002 二零零二年	September 24, 2002 二零零二年九月二十四日	2,215,928#	(2,659,113)	443,185	–	September 24, 2002– September 23, 2008 二零零二年九月二十四日至二零零八年九月二十三日	1.0000#	0.8333
	2002 二零零二年	June 11, 2007 二零零七年六月十一日	220,000	–	44,000	264,000	June 11, 2007– June 10, 2013 二零零七年六月十一日至二零一三年六月十日	1.0000	0.8333
			2,435,928	(2,659,113)	487,185	264,000			
Mr. Jeff Man Bun LEE *(Director)* 李文彬先生 *(董事)*	2002 二零零二年	4 June 2002 二零零二年六月四日	314,631#	(377,557)	62,926	–	4 June 2002– 3 June 2008 二零零二年六月四日至二零零八年六月三日	1.0000#	0.8333
	2002 二零零二年	24 September 2002 二零零二年九月二十四日	143,000	(171,600)	28,600	–	24 September 2002– 23 September 2008 二零零二年九月二十四日至二零零八年九月二十三日	1.0000#	0.8333
	2002 二零零二年	June 11, 2007 二零零七年六月十一日	100,000	–	20,000	120,000	June 11, 2007– June 10, 2013 二零零七年六月十一日至二零一三年六月十日	1.0000	0.8333
	2002 二零零二年	September 25, 2007 二零零七年九月二十五日	120,000	–	24,000	144,000	September 25, 2007– September 24, 2013 二零零七年九月二十五日至二零一三年九月二十四日	1.0440	0.8700
			677,631	(549,157)	135,526	264,000			
Mr. Tik Tung WONG *(Director)* 汪滌東先生 *(董事)*	2002 二零零二年	September 25, 2007 二零零七年九月二十五日	2,900,000	–	580,000	3,480,000	September 25, 2007– September 24, 2013 二零零七年九月二十五日至二零一三年九月二十四日	1.0440	0.8700
Mr. Waison Chit Sing HUI *(Director)* 許捷成先生 *(董事)*	2002 二零零二年	September 25, 2007 二零零七年九月二十五日	700,000	–	140,000	840,000	September 25, 2007– September 24, 2013 二零零七年九月二十五日至二零一三年九月二十四日	1.0440	0.8700

\# After adjustment for the share consolidation in June 2006.

* After adjustment for the bonus share issue in May 2008.

\# 經已就二零零六年六月進行之股份合併作出調整。

* 經已就二零零八年五月之紅股發行作出調整。

SHARE OPTION INFORMATION
優先認股權資料

Eligible person 合資格人士	Scheme type 計劃類別	Date of grant 授出日期	Outstanding as at January 1, 2008 於二零零八年一月一日尚未行使	Lapsed during the year 年內失效	Adjustment during the year* 年內的調整*	Outstanding as at December 31, 2008 於二零零八年十二月三十一日尚未行使	Exercisable period 行使期	Exercise price 行使價 Before adjustment 調整前 HK$ 港幣元	 After adjustment* 調整後* HK$ 港幣元
Mr. Boon Seng TAN *(Director)* 陳文生先生 *(董事)*	2002 二零零二年	September 25, 2007 二零零七年九月二十五日	170,000#	–	34,000	204,000	September 25, 2007– September 24, 2013 二零零七年九月二十五日至 二零一三年九月二十四日	1.0440	0.8700
Mr. Raymond Cho Min LEE *(Director)* 李卓民先生 *(董事)*	2002 二零零二年	June 4, 2002 二零零二年六月四日	220,241#	(264,289)	44,048	–	June 4, 2002– June 3, 2008 二零零二年六月四日至 二零零八年六月三日	1.0000#	0.8333
	2002 二零零二年	September 24, 2002 二零零二年九月二十四日	1,144#	(1,372)	228	–	September 24, 2002– September 23, 2008 二零零二年九月二十四日至 二零零八年九月二十三日	1.0000#	0.8333
	2002 二零零二年	June 11, 2007 二零零七年六月十一日	50,000	–	10,000	60,000	June 11, 2007– June 10, 2013 二零零七年六月十一日至 二零一三年六月十日	1.0000	0.8333
	2002 二零零二年	September 25, 2007 二零零七年九月二十五日	170,000	–	34,000	204,000	September 25, 2007– September 24, 2013 二零零七年九月二十五日至 二零一三年九月二十四日	1.0440	0.8700
			441,385	(265,661)	88,276	264,000			
Mr. Ying Kwan CHEUNG *(Director)* 張應坤先生 *(董事)*	2002 二零零二年	June 11, 2007 二零零七年六月十一日	50,000	–	10,000	60,000	June 11, 2007– June 10, 2013 二零零七年六月十一日至 二零一三年六月十日	1.0000	0.8333
	2002 二零零二年	September 25, 2007 二零零七年九月二十五日	170,000	–	34,000	204,000	September 25, 2007– September 24, 2013 二零零七年九月二十五日至 二零一三年九月二十四日	1.0440	0.8700
			220,000	–	44,000	264,000			

After adjustment for the share consolidation in June 2006.

* After adjustment for the bonus share issue in May 2008.

經已就二零零六年六月進行之股份合併作出調整。

* 經已就二零零八年五月之紅股發行作出調整。

SHARE OPTION INFORMATION
優先認股權資料

Eligible person 合資格人士	Scheme type 計劃類別	Date of grant 授出日期	Outstanding as at January 1, 2008 於二零零八年一月一日尚未行使	Lapsed during the year 年內失效	Adjustment during the year* 年內的調整*	Outstanding as at December 31, 2008 於二零零八年十二月三十一日尚未行使	Exercisable period 行使期	Exercise price 行使價 Before adjustment 調整前 HK$ 港幣元	After adjustment* 調整後* HK$ 港幣元
Ms. Kam Har YUE *(Director)* 余金霞女士 *(董事)*	2002 二零零二年	September 24, 2002 二零零二年九月二十四日	64,064# (Note) (附註)	(76,876) (Note) (附註)	12,812	–	September 24, 2002–September 23, 2008 二零零二年九月二十四日至二零零八年九月二十三日	1.0000#	0.8333
	2002 二零零二年	June 11, 2007 二零零七年六月十一日	80,000	–	16,000	96,000	June 11, 2007–June 10, 2013 二零零七年六月十一日至二零一三年六月十日	1.0000	0.8333
	2002 二零零二年	September 25, 2007 二零零七年九月二十五日	140,000	–	28,000	168,000	September 25, 2007–September 24, 2013 二零零七年九月二十五日至二零一三年九月二十四日	1.0440	0.8700
			284,064	(76,876)	56,812	264,000			
Continuous contract employees 持續合約僱員	2002 二零零二年	June 4, 2002 二零零二年六月四日	3,518,858#	(4,222,625)	703,767	–	June 4, 2002–June 3, 2008 二零零二年六月四日至二零零八年六月三日	1.0000#	0.8333
	2002 二零零二年	June 11, 2007 二零零七年六月十一日	200,000	–	40,000	240,000	June 11, 2007–June 10, 2013 二零零七年六月十一日至二零一三年六月十日	1.0000	0.8333
	2002 二零零二年	August 9, 2007 二零零七年八月九日	680,000	(96,000)	136,000	720,000	August 9, 2007–August 8, 2013 二零零七年八月九日至二零一三年八月八日	1.2780	1.0650
	2002 二零零二年	September 25, 2007 二零零七年九月二十五日	4,170,000	(720,000)	834,000	4,284,000	September 25, 2007–September 24, 2013 二零零七年九月二十五日至二零一三年九月二十四日	1.0440	0.8700
			8,568,858	(5,038,625)	1,713,767	5,244,000			
			16,397,866	(8,589,432)	3,279,566	11,088,000			

Note:

The 76,876 Options (after adjustment) granted to Mr. Wing Sum LEE, the spouse of Ms. Kam Har YUE and former Director of the Company, are included.

After adjustment for the share consolidation in June 2006.

* After adjustment for the bonus share issue in May, 2008.

附註：

包括授予李永森先生(彼為余金霞女士之配偶及前任董事)之76,876(經調整後)優先認股權。

經已就二零零六年六月進行之股份合併作出調整。

* 經已就二零零八年五月之紅股發行作出調整。

NOTICE OF ANNUAL GENERAL MEETING
股東週年大會通告

WO KEE HONG (HOLDINGS) LIMITED
和記行(集團)有限公司 *

(Incorporated in Bermuda with limited liability)
(於百慕達註冊成立之有限公司)

(Stock Code: 720)
(股份代號：720)

NOTICE IS HEREBY GIVEN that an annual general meeting of WO KEE HONG (HOLDINGS) LIMITED ("the Company") will be held at Crystal Room, 3rd Floor, Panda Hotel, 3 Tsuen Wah Street, Tsuen Wan, New Territories, Hong Kong on Monday, May 18, 2009 at 10:00 a.m. or any adjournment thereof, for the purposes of considering and, if thought fit, passing, with or without modification, the following resolutions:

1. To receive and consider the audited consolidated accounts and the reports of directors and auditors of the Company for the year ended December 31, 2008;

2. (a) To re-elect the following persons as directors of the Company:

   (i) Dr. Richard Man Fai LEE;

   (ii) Mr. Boon Seng Tan; and

   (iii) Ms. Kam Har YUE; and

   (b) To authorise the Board of Directors to fix the remuneration of the Directors; and

3. To authorise the Board of Directors to appoint auditors of the Company and to fix their remuneration; and

茲通告和記行(集團)有限公司(「本公司」)謹訂於二零零九年五月十八日(星期一)上午十時正假座香港新界荃灣荃華街3號悅來酒店3樓水晶廳舉行股東週年大會或其任何續會，以討論及酌情通過下列決議案(不論有否修訂)：

1. 省覽本公司截至二零零八年十二月三十一日止年度之經審核綜合賬目、董事會報告及核數師報告；

2. (a) 重選下列人士為本公司董事：

   (i) 李文輝博士；

   (ii) 陳文生先生；及

   (iii) 余金霞女士；及

   (b) 授權董事會釐定董事酬金；及

3. 授權董事會委任本公司核數師並釐定其酬金；及

NOTICE OF ANNUAL GENERAL MEETING
股東週年大會通告

4. As special business, to consider and, if though fit, passing, with or without modification, the following resolutions as ordinary resolutions:

   (A) "**THAT** a general and unconditional mandate be granted to the Directors of the Company to exercise all the power to allot, issue and otherwise deal with the new shares in the Company not exceeding 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of the relevant resolution."

   (B) "**THAT** a general and unconditional mandate be granted to the Directors of the Company to repurchase securities of the Company on The Stock Exchange of Hong Kong Limited of up to 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of the relevant resolution."

   (C) "**THAT** subject to the passing of resolutions Number 4(A) and 4(B), the aggregate nominal amount of shares to be allotted, issued and otherwise dealt with by the Directors of the Company pursuant to resolution Number 4(A) be increased by the aggregate nominal amount of the share capital of the Company which are to be repurchased by the Company pursuant to the authority granted to the Directors of the Company under resolution Number 4(B)."

By order of the Board
WO KEE HONG (HOLDINGS) LIMITED
Man Kit LI
Company Secretary

Hong Kong, April 15, 2009

Registered office:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

4. 作為特別事項，考慮及酌情通過以下決議案（不論有否修訂）為普通決議：

   (A) 「**動議**授予本公司董事一般及無條件授權，行使一切權力，以配發、發行及以其他方式處置本公司之新股份，惟不得超過本公司於有關決議案獲通過當日之已發行股本之面值總額20%。」

   (B) 「**動議**授予本公司董事一般及無條件授權，在香港聯合交易所有限公司購回本公司之股份，惟不得超過本公司於有關決議案獲通過當日之已發行股本之面值總額10%。」

   (C) 「**動議**待第4(A)及4(B)項決議案獲通過後，在本公司董事根據第4(A)項決議案可予配發、發行及以其他方式處置之股份面值總額之上，加入本公司根據第4(B)項決議案授予本公司董事之權力購回之本公司股本中之股份面值總額。」

承董事會命
和記行（集團）有限公司*
公司秘書
李萬傑

香港，二零零九年四月十五日

註冊辦事處：
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

NOTICE OF ANNUAL GENERAL MEETING
股東週年大會通告

Principal office in Hong Kong:
10th Floor, Block A
Wo Kee Hong Building
585-609 Castle Peak Road
Kwai Chung, New Territories
Hong Kong

香港主要辦事處：
香港新界
葵涌青山道585-609號
和記行大廈A座10樓

Notes:

1. A shareholder entitled to attend and vote at the above meeting may appoint another person as his proxy to attend and to vote in his stead. A shareholder who is the holder of two or more shares may appoint more than one proxy to attend on the same occasion. A proxy need not be a shareholder of the Company.

2. Where there are joint registered holders of any Share, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such Share as if he were solely entitled thereto; but if more than one of such joint holders are present at the meeting personally or by proxy, that one of the said persons so present whose name stands first on the register of members of the Company in respect of such Shares shall alone be entitled to vote in respect thereof.

3. In order to be valid, the form of proxy duly completed and signed in accordance with the instructions printed thereon together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof must be delivered to the principal office of the Company in Hong Kong at 10th Floor, Block A, Wo Kee Building, 585-609 Castle Peak Road, Kwai Chung, New Territories, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof.

4. Completion and return of the form of proxy will not preclude shareholders from attending and voting in person at the meeting or any adjourned meeting or upon the poll concerned if they so wish. In such event, the instrument appointing the proxy shall be deemed to be revoked.

5. A circular containing a detailed Notice of Annual General Meeting will be despatched together with this Annual Report.

* *for identification purpose only*

附註：

1. 凡有權出席上述大會並於會上投票之股東均有權委任一名代表出席並代其投票，持有兩股或以上股份之成員可委任多於一位代表於同一會上出席。受委代表毋須為本公司股東。

2. 如屬聯名股份持有人，則任何一位該等持有人均可親身或委派代表於大會上以該等股份投票，猶如彼為唯一有權投票者，但如超過一位聯名持有人親身或委派代表出席大會，則只有上述出席並於股東名冊內排名於首之股東才可獲有關投票權。

3. 根據印列之指示填妥及正式簽署之代表委任表格，連同相關附有獲正式授權之代表親筆簽署或已經公證之授權書，須於大會或其任何續會召開前48小時送達本公司位於香港新界葵涌青山道585-609號和記行大廈A座10樓之香港主要辦事處，方為有效。

4. 填妥及交回代表委任表格後股東仍可親身出席大會或其任何續會並於會上或投票表決時投票。在此情況下，委任代表之文據將被視作撤銷。

5. 一份載有股東週年大會通告詳情之通函將隨本年報一併寄發。

* *僅供識別*

WO KEE HONG (HOLDINGS) LIMITED
和記行（集團）有限公司

10th Floor, Block A, Wo Kee Hong Building
585-609 Castle Peak Road, Kwai Chung, New Territories, Hong Kong
香港新界葵涌青山道585至609號
和記行大廈A座10樓
Tel 電話：(852) 2869 1190　Fax 傳真：(852) 2521 7198
Website 網址：http://www.wokeehong.com.hk

WO KEE HONG (HOLDINGS) LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 720)

2008 FINAL RESULTS

WO KEE HONG (HOLDINGS) LIMITED is a holding company with major subsidiaries engaged in the import, marketing, distribution and after-sales service of high quality, branded products serving customers in the Asian region and, in particular, the markets of the People's Republic of China (the "PRC") (Note), Hong Kong, Macau, Singapore and Malaysia. The products include principally cars and car accessories, motor yachts, helicopters, premium fashion apparels and accessories, air-conditioning and refrigeration products, audio-visual equipment, car audio and electronic products, other electronic and electrical products and property investment.

RESULTS

The Directors of Wo Kee Hong (Holdings) Limited (the "Company") announce that the audited consolidated results of the Company and its subsidiaries (together the "Group") for the year ended December 31, 2008 were as follows:

CONSOLIDATED INCOME STATEMENT

For the year ended December 31, 2008

	Notes	2008 HK$'000	2007 HK$'000
Turnover	3	**1,308,229**	1,153,201
Cost of sales		**(1,059,901)**	(938,222)
Gross profit		**248,328**	214,979
Other operating income	5	**16,863**	4,479
Distribution costs		**(103,520)**	(72,125)
Administrative expenses		**(182,479)**	(145,220)
Fair value (losses)/gains on investment properties		**(641)**	2,022
Write-down of properties held for sale to net realisable value		**(2,250)**	–
(Loss)/profit from operations	6	**(23,699)**	4,135
Finance costs		**(8,298)**	(14,355)
Impairment on available-for-sale financial assets		**(9,000)**	(6,000)
Provision for guarantee		**(950)**	(7,500)
Transaction costs for a terminated acquisition		**(6,008)**	–
Gain on disposal of subsidiaries		**–**	76,021
Loss on disposal of an associate		**–**	(1,968)
Share of results of associates		**(18)**	(1,169)
Share of result of a jointly controlled entity		**(3,000)**	–
(Loss)/profit before tax		**(50,973)**	49,164
Income tax expenses	7	**(8,079)**	(6,256)
(Loss)/profit for the year		**(59,052)**	42,908
Attributable to:			
Equity holders of the Company		**(68,869)**	35,677
Minority interests		**9,817**	7,231
		(59,052)	42,908
(Loss)/earnings per share of (loss)/profit attributable to equity holders of the Company			
– Basic and diluted (restated)	8	**HK$(0.23)**	HK$0.13

CONSOLIDATED BALANCE SHEET

At December 31, 2008

	Notes	2008 HK$'000	2007 HK$'000
Non-current assets			
Investment properties		**17,000**	9,600
Property, plant and equipment		**56,415**	44,541
Prepaid lease payments		**26,712**	1,558
Goodwill		**31,611**	2,787
Interests in associates		**95**	–
Interest in a jointly controlled entity		**–**	–
Available-for-sale financial assets		**21,527**	30,527
Deferred tax assets		**10**	16
		153,370	89,029
Current assets			
Inventories		**234,664**	124,993
Properties held for sale, at net realisable value		**21,150**	23,400
Trade and other receivables	9	**249,504**	185,075
Derivative financial instruments		**98**	–
Amounts due from associates		**39,834**	14,260
Amounts due from a jointly controlled entity		**2,119**	–
Other financial assets at fair value through profit or loss		**6**	17
Cash and cash equivalents		**164,030**	363,949
		711,405	711,694
Current liabilities			
Trade and other payables	10	**330,489**	243,956
Bills payables		**14,383**	36,758
Tax payables		**2,418**	162
Amounts due to related companies		**944**	1,343
Convertible loan note		**–**	30,207
Obligations under finance leases – due within one year		**–**	936
Borrowings – due within one year		**152,919**	70,827
		501,153	384,189
Net current assets		**210,252**	327,505
Total assets less current liabilities		**363,622**	416,534
Non-current liabilities			
Obligations under finance leases – due after one year		**–**	168
Borrowings – due after one year		**37,709**	13,506
Deferred tax liabilities		**12**	6
		37,721	13,680
Net assets		**325,901**	402,854
Capital and reserves			
Share capital		**29,403**	255,314
Reserves		**275,690**	125,064
Equity attributable to equity holders of the Company		**305,093**	380,378
Minority interests		**20,808**	22,476
Total equity		**325,901**	402,854

Notes:

1. Application of new and revised Hong Kong Financial Reporting Standards ("HKFRSs")

In the current year, the Group has applied, for the first time, the following of amendments and interpretations (the "new HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA"), which are effective for the Group's financial year beginning January 1, 2008.

HKAS 39 & HKFRS 7 (Amendments)	Reclassification of Financial Assets
HK(IFRIC) – Int 11	HKFRS 2 – Group and Treasury Share Transactions
HK(IFRIC) – Int 12	Service Concession Arrangements
HK(IFRIC) – Int 14	HKAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction

The adoption of the new HKFRSs had no material effect on how the results and financial position for the current or prior accounting periods have been prepared and presented. Accordingly, no prior period adjustment has been required.

The Group has not early applied the following new and revised standards, amendments or interpretations that have been issued but are not yet effective.

HKFRSs (Amendments)	Improvements to HKFRSs[1]
HKAS 1 (Revised)	Presentation of Financial Statements[2]
HKAS 23 (Revised)	Borrowing Costs[2]
HKAS 27 (Revised)	Consolidated and Separate Financial Statements[3]
HKAS 32 & 1 (Amendments)	Puttable Financial Instruments and Obligations Arising on Liquidation[2]
HKAS 39 (Amendment)	Eligible hedged items[3]
HKFRS 1 & HKAS 27 (Amendments)	Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate[2]
HKFRS 2 (Amendment)	Vesting Conditions and Cancellations[2]
HKFRS 3 (Revised)	Business Combinations[3]
HKFRS 8	Operating Segments[2]
HK(IFRIC) – Int 13	Customer Loyalty Programmes[4]
HK(IFRIC) – Int 15	Agreements for the Construction of Real Estate[2]
HK(IFRIC) – Int 16	Hedges of a Net Investment in a Foreign Operation[5]
HK(IFRIC) – Int 17	Distribution of Non-cash Assets to Owners[3]

[1] Effective for annual periods beginning on or after January 1, 2009 except for the amendments to HKFRS 5, effective for annual periods beginning on or after July 1, 2009

[2] Effective for annual periods beginning on or after January 1, 2009

[3] Effective for annual periods beginning on or after July 1, 2009

[4] Effective for annual periods beginning on or after July 1, 2008

[5] Effective for annual periods beginning on or after October 1, 2008

The application of HKFRS 3 (Revised) may affect the accounting for business combination for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after July 1, 2009. HKAS 27 (Revised) will affect the accounting treatment for changes in a parent's ownership interest in a subsidiary. The directors of the Company anticipate that the application of the other new and revised standards, amendments or interpretations will have no material impact on the results and the financial position of the Group.

2. Basis of preparation

The consolidated financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRSs"), which term collectively included Hong Kong Accounting Standards ("HKASs") and Interpretations (the "Interpretations") issued by the HKICPA, accounting principles generally accepted in Hong Kong and the disclosure requirements of the Hong Kong Companies Ordinance and the applicable disclosure requirements of the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules").

The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, financial assets and liabilities at fair value through profit or loss (including derivative financial instruments) and investment properties, which are carried at fair value.

The preparation of consolidated financial statements in conformity with HKFRSs requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group's accounting policies.

3. Turnover

	2008	2007
	HK$'000	*HK$'000*
Sales of goods to customers, less returns and discounts	**1,232,657**	1,071,904
Maintenance service income	**74,589**	65,866
Rental income	**983**	15,431
	1,308,229	1,153,201

4. Business and geographical segments

Business segments

Principal activities of the Group are as follows:

Cars and car accessories	Trading of cars and related accessories and provision of car repairing services
Electrical appliances	Distribution of air-conditioning products, audio-visual equipment, including car audio, home appliances and installation of air-conditioning products
Property investment	Rental of investment properties and properties held for sale
Fashion apparels and accessories	Trading, distribution and retail of fashion apparels and accessories

Prior to the year ended December 31, 2008, the Group organised into three operating divisions: cars and car accessories, electrical appliances and property investment. In current year, the Group has reclassified its previously reporting business segments into four operating divisions: cars and car accessories, electrical appliances, property investment and fashion apparels and accessories. These divisions are the basis on which the Group reports its primary segment information.

Segment information about these businesses is presented below.

2008

	Cars and car accessories *HK$'000*	Electrical appliances *HK$'000*	Property investment *HK$'000*	Fashion apparels and accessories *HK$'000*	Others *HK$'000*	Eliminations *HK$'000*	Consolidated *HK$'000*
Turnover							
External sales	1,004,038	196,120	983	48,725	58,363	-	1,308,229
Inter-segment sales	-	149	-	25	-	(174)	-
Total turnover	1,004,038	196,269	983	48,750	58,363	(174)	1,308,229
Inter-segment sales are charged at prevailing market rates.							
Results							
Segment results	36,858	(405)	(2,036)	(20,740)	(8,970)	-	4,707
Interest income							8,812
Unallocated corporate expenses							(37,218)
Loss from operations							(23,699)
Finance costs							(8,298)
Impairment on available-for-sale financial assets							(9,000)
Provision for guarantee							(950)
Transaction costs for a terminated acquisition							(6,008)
Share of results of associates	-	-	-	-	(18)	-	(18)
Share of result of a jointly controlled entity	-	-	-	(3,000)	-	-	(3,000)
Loss before tax							(50,973)
Income tax expenses							(8,079)
Loss for the year							(59,052)

2007 (Restated)

	Cars and car accessories	Electrical appliances	Property investment	Fashion apparels and accessories	Others	Eliminations	Consolidated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Turnover							
External sales	883,787	208,526	15,431	200	45,257	–	1,153,201
Inter-segment sales	–	110	–	–	–	(110)	–
Total turnover	883,787	208,636	15,431	200	45,257	(110)	1,153,201
Inter-segment sales are charged at prevailing market rates.							
Results							
Segment results	23,148	1,834	11,884	(2,636)	(3,634)	–	30,596
Unallocated corporate expenses							(26,461)
Profit from operations							4,135
Finance costs							(14,355)
Impairment on available-for-sale financial assets							(6,000)
Provision for guarantee							(7,500)
Gain on disposal of subsidiaries							76,021
Loss on disposal of an associate							(1,968)
Share of result of an associate	(1,169)	–	–	–	–	–	(1,169)
Profit before tax							49,164
Income tax expenses							(6,256)
Profit for the year							42,908

Geographical segments

The Group's operations are mainly located in Hong Kong, Singapore, Malaysia, PRC and Macau. The following table provides an analysis of the Group's turnover by geographical market, irrespective of the origin of the goods/services:

	Turnover by geographical market		Contribution to operating results	
	2008	2007	**2008**	2007
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Hong Kong	**1,030,466**	980,599	**5,190**	23,947
Singapore	**81,395**	69,539	**3,480**	1,999
Malaysia	**35,804**	33,532	**3,129**	1,727
PRC	**153,566**	57,017	**(14,654)**	(1,954)
Macau	**6,998**	11,175	**(489)**	280
Others	**–**	1,339	**–**	118
	1,308,229	1,153,201	**(3,344)**	26,117
Other operating income			**16,863**	4,479
Unallocated corporate expenses			**(37,218)**	(26,461)
(Loss)/profit from operations			**(23,699)**	4,135

5. Other operating income

	2008	2007
	HK$'000	*HK$'000*
Commission income	**3,297**	2,479
Licence fee income for the right of distribution of products	**2,000**	–
Management fee refunded	**580**	1,900
Interest income	**8,812**	–
Exchange gain, net	**769**	–
Fair value gains on derivative financial instruments	**98**	–
Gain on disposal of property, plant and equipment	**1,046**	–
Sundry income	**261**	100
	16,863	4,479

6. (Loss)/profit from operations

	2008	2007
	HK$'000	*HK$'000*
(Loss)/profit from operations has been arrived at after charging:		
Auditors' remuneration	**948**	915
Cost of inventories recognised as expenses (included write-down of inventories to net realisable value of approximately HK$460,000 (2007: HK$1,029,000))	**1,059,901**	938,222
Amortisation of prepaid lease payments	**306**	5
Depreciation of:		
Owned assets	**12,493**	9,871
Assets held under finance leases	**301**	883
Fair value losses on other financial assets at fair value through profit or loss	**11**	–
Staff costs, including directors' emoluments	**118,454**	88,749
Operating lease rental in respect of land and buildings:		
Minimum lease payments	**39,800**	15,916
Contingent rentals	**2,224**	–
Share-based payment expenses	**–**	2,153
and crediting:		
Interest income	**–**	1,922
Foreign exchange differences, net	**–**	593
Fair value gains:		
Other financial assets at fair value through profit or loss	**–**	6
Derivative financial instruments	**–**	57
Gain on disposal of property, plant and equipment	**–**	444

7. Income tax expenses

Hong Kong Profits Tax is calculated at 16.5% (2007: 17.5%) of the estimated assessable profit arising in Hong Kong for the year.

Outside Hong Kong taxation is calculated at the rates prevailing in the respective jurisdictions.

	2008	2007
	HK$'000	*HK$'000*
Current tax:		
Hong Kong	**6,953**	2,058
Outside Hong Kong	**1,116**	193
	8,069	2,251
Deferred tax:		
Hong Kong	**–**	4,005
Outside Hong Kong	**10**	–
	10	4,005
Income tax expenses attributable to the Company and its subsidiaries	**8,079**	6,256

8. (Loss)/earnings per share

The calculation of the basic (loss)/earnings per share is based on the loss for the year attributable to equity holders of the Company of approximately HK$68,869,000 (2007: profit of HK$35,677,000) and on the weighted average number of 305,050,834 (2007: 284,961,633 (restated)) after adjusting for the effects of bonus shares issue approved on April 30, 2008. The basic earnings per share for 2007 had been adjusted accordingly.

Diluted (loss)/earnings per share for the years ended December 31, 2008 and 2007 were the same as the basic (loss)/earnings per share. The Company's outstanding share options and convertible loan note were not included in the calculation of diluted (loss)/earnings per share because the effects of the Company's outstanding share options and convertible loan note were anti-dilutive.

9. Trade and other receivables

	2008	2007
	HK$'000	*HK$'000*
Trade receivables	**128,366**	130,118
Less: allowance for doubtful debts	**(1,604)**	(4,832)
Total trade receivables, net of allowance for doubtful debts	**126,762**	125,286
Deposits, prepayments and other receivables	**122,742**	59,789
	249,504	185,075

The following is an aged analysis of trade receivables net for allowance of doubtful debts at the balance sheet date:

	2008 *HK$'000*	2007 *HK$'000*
Within 30 days	**100,630**	82,794
31 to 60 days	**10,547**	18,699
61 to 90 days	**3,911**	6,048
91 days to 1 year	**8,075**	16,396
Over 1 year	**3,599**	1,349
Total	**126,762**	125,286

The Group allows an average credit period of 7 to 90 days to its customers.

10. Trade and other payables

The following were an aged analysis of trade payables at the balance sheet date:

	2008 *HK$'000*	2007 *HK$'000*
Within 30 days	**26,627**	7,995
31 to 60 days	**12,575**	3,111
61 to 90 days	**7,740**	8,953
91 days to 1 year	**6,928**	1,410
Over 1 year	**528**	2,314
Total trade payables	**54,398**	23,783
Customers' deposits, accruals and other payables	**276,091**	220,173
	330,489	243,956

DIVIDENDS

The Directors do not recommend the payment of a final dividend (2007: nil) for the year ended December 31, 2008. No interim dividend was paid during the year (2007: nil).

MANAGEMENT DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITIONS

RESULTS OF OPERATIONS

Turnover

For the year ended December 31, 2008, Group turnover hit a record high of HK$1,308.2 million, a growth of 13.4%, compared to HK$1,153.2 million last year. While our car operations continued to maintain a healthy growth in turnover, which for the first time achieved a turnover of over HK$1 billion; the result of our fashion segment was unsatisfactory and drastic measures had been taken to fine-tune this business model so as improve its financial performance.

Gross Profit

Our gross profit margin increased by 0.4% from 18.6% last year to 19.0% this year resulting in our gross profit contribution increased by HK$33.3 million to HK$248.3 million (2007: HK$215.0 million).

Distribution Costs and Administrative Expenses

Distribution costs were up by 43.6% to HK$103.5 million (2007: HK$72.1 million), due mainly to the corresponding increase in turnover, rental cost as well as direct staff cost including sales commission.

The increase in administrative expenses of HK$37.3 million from HK$145.2 million of last year to HK$182.5 million this year is mainly attributed to the corresponding increase in turnover, office rental of Wo Kee Hong Building subsequent to its disposal in November 2007 (which replaced the relevant building depreciation cost in year 2007), as well as increased staff cost as a result of expanded business and new business segment.

Loss from Operations

We report that loss from operations for the year under review was HK$23.7 million (2007: Profit of HK$4.1 million). As the global financial situation deteriorated, our business in general encountered a severe downturn, particularly during the last quarter of 2008. The sector of operations being adversely affected most were fashion, motor yachts as well as electrical appliances businesses.

We have made due impairment of HK$9.0 million (2007: HK$6.0 million) on our 10% investment in Digital Outdoor Television (Hong Kong) Limited ("DOTV"), which was also severely hit by the financial tsunami. Though this impairment hit the income statement, it was a non-cash adjustment and thus has no negative impact on the Group's actual cash flow. The management of DOTV is actively seeking ways to improve the financial performance of this business.

Finance costs dropped significantly by HK$6.1 million from HK$14.4 million to HK$8.3 million due to the overall improvement in our cash position during 2008 as compared to previous year.

A loss was booked at HK$6.0 million arising from termination of Kingkow's project, being all costs associated with the project inclusive of the compensation cost of HK$2.5 million as agreed in the Termination Agreement as mentioned in our announcement made on November 12, 2008.

Income tax of HK$8.1 million (2007: HK$6.3 million) represented mainly the profits tax payable of car group for the year under review.

Loss Attributable to Shareholders

The board delivers a loss attributable to shareholders of HK$68.9 million (2007: Profit of HK$35.7 million). We understand that during the current financial tsunami, no business entity is able to be immune from this hard time, but we believe that cautious cash management, especially one who can maintain healthy cash flow on hand, will endure and survive. We will strictly adhere to this strategy and have strong confidence that we will continue to build a good future for the Group's business.

Financial Condition

The Group was financed by a combination of its equity capital base, cash flow generated from operations and bank borrowings. As usual, bank and other liabilities were being met upon their maturities in the normal course of business.

Cash and cash equivalents at December 31, 2008 were HK$164.0 million (2007: HK$363.9 million). The cash used in operating activities was approximately HK$188.5 million compared with the cash inflow of HK$53.9 million for year 2007. The cash used in operations activities was mainly for purchase of inventories, especially in the motor car and motor yacht business.

The Group had total borrowings at December 31, 2008 amounting to HK$190.6 million (2007: HK$84.3 million). The Group's long term gearing ratio stood at 12.4% (2007: 3.6%), based on non-current liabilities (excluding deferred tax) of HK$37.7 million (2007: HK$13.7 million) and shareholders' equity of HK$305.1 million (2007: HK$380.4 million). The current ratio was 1.4 (2007: 1.9), based on current assets of HK$711.4 million (2007: HK$711.7 million) and current liabilities of HK$501.2 million (2007: HK$384.2 million).

It is the Group's management practice to hedge foreign currency transactions with the objective to stabilize the cost via the pegging of the exchange rates with bankers. Accordingly, the Group was not exposed to material fluctuations in exchange rates and related hedges during the year under review. At December 31, 2008 the total outstanding foreign exchange contracts purchased with banks amounted to HK$4.8 million (2007: HK$11.1 million).

The Group had trading facilities at December 31, 2008 amounting to HK$298.6 million (2007: HK$274.2 million) of which HK$214.5 million (2007: HK$150.2 million) was utilized. Certain of the Group's properties, motor yacht, inventories, cash deposits and all assets of a subsidiary were pledged at year ended 2008 in an aggregate amount of HK$218.8 million (2007: HK$156.5 million) to secure facilities granted by our bankers.

At December 31, 2008 the Group had contingent liabilities of approximately HK$4.0 million (2007: HK$3.5 million) in respect of a bank guarantee issued to the purchaser of the disposed associate in Jiangmen by a subsidiary.

BUSINESS REVIEW

Cars and Car Accessories

The business consists mainly of the import, distribution and after-sales service of Italian "Ferrari", "Maserati", "Alfa Romeo" and "Fiat" cars and spare parts in Hong Kong and Macau. In the PRC, we operate "Ferrari" and "Maserati" car dealerships in Dalian and Nanjing.

Compared to the last year, turnover increased by 13.6% to HK$1,004 million as a result of continued growth of our car trading business.

Sales of "Ferrari's" 8-cylinder sports car models remained strong with the addition of 430 Scuderia. The launch of the new grand touring model, the California GT, was a great success. We have collected a very strong order portfolio and are now quoting a delivery time of close to three years. The limited series Scuderia Spider 16M was introduced in November and we have pre-sold all of our allocation in 2009. The "Ferrari" 12-cylinder models, the 599 GTB Fiorano and the new 612 Scaglietti "One-to-One," also did well in the year.

Awareness of the "Maserati" brand achieved a boost due to the arrival of two new models, the GranTurismo S in September and the restyled Quattroporte in November. Demand for "Maserati's" two-door GranTurismo remained high with a strong order portfolio.

The dealership in Dalian achieved its budgeted results with good sales of both "Ferrari" and "Maserati" cars. In November, we opened the second dealership in Nanjing to serve the prosperous eastern Jiangsu province. A good response from the market was generated.

The PDI (Pre-Delivery Inspection) work being carried out by the Group on behalf of Ferrari Maserati Cars International Trading Co., Limited in Shanghai generated good additional income with the opening of a new dedicated PDI Centre in April in Shanghai.

The "Alfa Romeo" business was slow due to a highly competitive market environment. This segment suffered particularly in the last quarter of 2008. The new "Fiat" 500 model started well. However, this segment was also depressed due to the economic downturn.

As all of the Group's facilities are fully operational, work has started to build another new 3S Centre in Shatin to replace the existing Tokwawan Centre. This will enable us to cope with our expanding car business.

Electrical Appliances

The business consists of marketing and distribution of a wide range of consumer and commercial air-conditioning and home appliance products from major brands, namely "MHI" (Mitsubishi Heavy Industries of Japan), "Frigidaire" and "GREE", and audio-visual products of our own "Rogers" and "Bodysonic" brands, "Steinway Lyngdorf", "Marantz" and "Denon" audio-visual products and "Alpine" car electronics. The product ranges are well-placed in the market to suit the needs of different market segments.

Turnover for 2008 was HK$196.1 million, which decreased by 5.9% when compared with last year.

The exceptionally cool weather in May and the successive rainy days in June and July caused a downturn to the air-conditioning business. Jobbers and retailers were tied down with high inventory which resulted in price dumping in the market. The Group responded by lowering its inventory level and putting more effort into developing the small and medium business sectors with our commercial air-conditioners.

Our own British "Rogers" brand, which celebrated its 60th anniversary, performed well in the period with the relaunch of the legendary LS 3/5a monitor speaker system; a total of 12 Rogers shop-in-shop counters were opened in major chain stores in eastern PRC.

The Group was also awarded the exclusive distributorship of the top-end luxurious audio brand "Steinway Lyngdorf" for Hong Kong, Macau and the PRC.

Our subsidiaries in Singapore achieved the best results in the past ten years, with good business growth of "Alpine" car audio in OEM and after market distribution. The "MHI" air-conditioning business in Singapore achieved good sales growth and profitability in the first half due to the introduction of the new multi-split air-conditioner, certification of the highest ratings by the National Environmental Agency, coupled with successful promotional activities and strong dealer networking. Our subsidiaries in Malaysia achieved good results with sales and profit growth due to successful implementation of our marketing strategy.

Motor Yachts and Helicopters

The business consists of the import and distribution of the luxurious Italian "Ferretti" motor yachts in the PRC, the Italian "Pershing" motor yachts in Hong Kong and Macau and the leading Taiwanese "Horizon" motor yachts in Hong Kong, Macau and the PRC.

2008 marks the first year for the Group to act as the exclusive distributor of "Ferretti" motor yachts in the PRC. In line with our business development plan for 2008, our offices in Xiamen, Shenzhen and Shanghai are actively engaged in the network development of the "Ferretti" and "Horizon" brands through exhibitions, advertising and promotional campaigns, with one "Ferretti" yacht sold and delivered during the second half of 2008.

The first half of the year has also been very encouraging for "Horizon" with two yachts sold and delivered in 2008, and a number of orders are being secured for 2009.

We also distribute Italian "Agusta Westland" helicopters in Hong Kong, Macau and southern PRC. This business is still in its exploratory stage.

Fashion Apparels and Accessories

The business consists of the import, distribution, sub-licensing and retailing of several fashion brands including Italian "John Richmond", "Richmond 'X'", "Richmond Denim" and "Sweet Years" in Hong Kong and the PRC. These are premium brands ranging from up-market fashion to designer casual wear. Mono brand shops of "John Richmond", "Richmond X'" and "Sweet Years" are open in Hong Kong and Beijing. Distribution of Italian "Marina Yachting" designer casual wear started in late 2008 with two mono brand shops open in Shenyang and Hong Kong.

The Group is also licensed to manufacture and sell American "Playboy" lingerie and ladies' swim wears in the PRC, Hong Kong, Macau, Taiwan, Malaysia and Singapore and the "Playboy" ladies' apparel in the PRC and Taiwan. Several sales counters are in prime department stores and more are going to be set-up in the coming years.

As part of our business expansion strategy, the Group acquired a controlling shareholding of 60% equity interest in Creative Pacific Limited, a company engaged in the business of design, trading and sale of apparels in the PRC and, together with its subsidiaries, owns the reputed fashion brand "V-one," which comprises seven clothing lines of different styles. An overhaul of its operations has been made and it maintains a network of about 86 points of sale in the key cities of the PRC.

In July 2008, our Group was appointed by the Italian Binda Group as its sole and exclusive distributor of watches and accessories under the brands of "Breil Milano", "D&G", "Moschino" and "Ducati" in the PRC, Hong Kong, Macau and Taiwan until December 31, 2010. Approximately 106 points of sale were opened in the PRC and 33 in Hong Kong.

PERSONNEL

At the end of 2008, the total number of employees of the Group, excluding associates, was 659 (2007: 407), representing a 62% increase in headcount. This is mainly due to the acquisition of a 60% stake in Creative Pacific Limited during the year, which operates the fashion brand "V-one" in the PRC, the set-up of a new company in Nanjing in September 2008 for the operation of the newly acquired second dealership for both "Ferrari" and "Maserati" cars and the expansion of our car business group, motor yacht business and the set-up of retail shops in Hong Kong and the PRC for fashion apparels and accessories business.

With the continuous expansion in the PRC and in the direction of securing more luxurious brands for distribution, we exercised more local recruitment. The management is committed to staff motivation, training and development to ensure that our employees remain stable as well as competitive and dynamic in the marketplace. Together with the continuous organizational improvements led by our committed management team, we are confident that our business and our employees will grow together for the benefit of the Group in the years to come.

PROSPECTS

As the global financial situation worsens, a continuous slowdown in our key markets is expected. However, the Group is confident of a stable return from our car business, especially "Ferrari" and "Maserati". This is supported by a strong order portfolio. Successful new models like the California GT and the forthcoming opening of our largest 3S Centre will further strengthen sales and service income. The new Nanjing dealership will be in full operation this year to generate additional sales and profit margins.

Major overhauls of the fashion business, the electrical appliance business and the motor yacht business are being carried out to cut costs significantly and enhance efficiency. All business divisions are required to contribute profit as a result of such overhauls. The general market for high-end fashion will be very competitive and investments in this sector will be scaled back considerably.

China is pushing ahead with economic policies to stimulate domestic consumption. This will certainly provide greater business opportunities for some of our consumer products. We expect good growth in our fashion, watches and jewelry business; consolidation of our middle-priced fashion lines like "V-one" and "Playboy" will achieve growth in this market situation.

Whilst the Group will continue to grow into an important lifestyle products distribution company, our business in 2009 will be managed cautiously to preserve strength in liquidity and increase efficiency in the current uncertain economic environment.

PURCHASE, SALE OR REDEMPTION OF SECURITIES

During the year, the Company has repurchased 12,350,000 shares of the Company's securities. The particulars of repurchases are as follows:

Month of repurchase	Number of Shares	Highest price paid *HK$*	Lowest price paid *HK$*	Aggregate Price paid *HK$*
2008				
August	2,350,000	0.54	0.50	1,202,650
December	10,000,000	0.53	0.49	5,199,700
	12,350,000			6,402,350

The above-mentioned shares were cancelled upon repurchases and accordingly, the issued share capital of the Company was diminished by the nominal value of these shares. The repurchases were made for the purpose of enhancing the net asset value per share of the Company.

Save as disclosed above, there was no purchase, sale or redemption of the Company's listed securities by the Company or its subsidiaries during the year.

CORPORATE GOVERNANCE

In the opinion of the Directors, the Company has complied with the code provisions of the Code on Corporate Governance Practices as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules") during the year ended December 31, 2008, except in relation to the separation of the role of chairman and chief executive officer under the code provision A.2.1.

Code provision A.2.1 stipulates that the roles of chairman and chief executive officer should be separate and should not be performed by the same individual. Dr. Richard Man Fai LEE is the Executive Chairman and Chief Executive Officer. The Board considers that this structure will not impair the balance of power and authority between the Board and the management. This is because the Board has adopted clear guideline as to the power and authority of the Board and the management. There is a guideline as to the power and duties of Chief Executive Officer. In addition, the Board which comprises experienced and high caliber individuals meets regularly to discuss issues and operation of the Group. The Board believes that this structure is conducive to strong and consistent leadership, enabling the Group to make and implement decisions promptly and efficiently.

AUDIT COMMITTEE REVIEW

The audit committee has reviewed the audited financial statements of the Group for the year ended December 31, 2008 including the accounting principles and practices adopted by the Group, and discussed the internal control and financial reporting matters during the review.

ANNUAL GENERAL MEETING

The Annual General Meeting of the Company will be held on May 18, 2009. For details of the Annual General Meeting, please refer to the Notice of Annual General Meeting, which is expected to be despatched on or about April 14, 2009.

By order of the Board
WO KEE HONG (HOLDINGS) LIMITED
Richard Man Fai LEE
Executive Chairman & CEO

Hong Kong, March 27, 2009

As at the date of this announcement, the Board comprises of Dr. Richard Man Fai LEE, Mr. Jeff Man Bun LEE, Mr. Tik Tung WONG and Mr. Waison Chit Sing HUI, all of whom are Executive Directors, Ms. Kam Har YUE, who is a Non-executive Director, Mr. Boon Seng TAN, Mr. Raymond Cho Min LEE and Mr. Ying Kwan CHEUNG, all of whom are Independent Non-executive Directors.

Copies of the result announcement can be obtained from the principal office in Hong Kong. The 2008 Annual Report and Accounts will be sent to shareholders on or about April 14, 2009.

Wo Kee Hong (Holdings) Limited
Principal Office: 10/F, Block A, Wo Kee Hong Building, 585-609 Castle Peak Road, Kwai Chung, New Territories.
Fax No.: (852) 2521-7198
Website: http://www.wokeehong.com.hk

Note: For the sole purpose of this announcement, the PRC excludes Hong Kong and Macau Special Administrative Regions.

WO KEE HONG (HOLDINGS) LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 720)

CHANGE OF COMPANY SECRETARY AND AUTHORISED REPRESENTATIVE

The Board announces that Ms. Phyllis Sum Yu NG has resigned as the company secretary and authorised representative of the Company effective 8 December 2008 and Mr. Man Kit LI has been appointed as the company secretary and authorised representative of the Company effective the same day.

The board ("Board") of directors of Wo Kee Hong (Holdings) Limited (the "Company") announces that Ms. Phyllis Sum Yu NG ("Ms. Ng") has resigned as the company secretary and authorised representative of the Company under Rule 3.05 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong ("Listing Rules") effective 8 December 2008. The Board would like to thank Ms. Ng for her contribution to the Company during her tenure of service.

Mr. Man Kit LI ("Mr. Li") has been appointed as the company secretary and authorised representative of the Company under Rule 3.05 of the Listing Rules effective the same day. Mr. Li is an associate member of the Hong Kong Institute of Chartered Secretaries and the Institute of Chartered Secretaries and Administrators. The Board would like to welcome Mr. Li in joining the Company.

As at the date of this announcement, the Board comprises Mr. Richard Man Fai LEE (Executive Chairman and Chief Executive Officer), Mr. Jeff Man Bun LEE, Mr. Tik Tung WONG and Mr. Waison Chit Sing HUI, all of whom are executive Directors; Ms. Kam Har YUE, who is a non-executive Director; Mr. Boon Seng TAN, Mr. Raymond Cho Min LEE, and Mr. Ying Kwan CHEUNG, all of whom are independent non-executive Directors.

By Order of the Board
WO KEE HONG (HOLDINGS) LIMITED
Richard Man Fai LEE
Executive Chairman and Chief Executive Officer

Hong Kong, 8 December 2008

WO KEE HONG (HOLDINGS) LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 720)

PROFIT WARNING

This announcement is made by the Company pursuant to Rule 13.09(1) of the Listing Rules.

The Board wishes to inform the Shareholders and potential investors that the Group is expected to record a loss for the year ended 31 December 2008 as compared to a profit for the year ended 31 December 2007.

Shareholders and potential investors are advised to exercise caution in dealing in shares of the Company.

This announcement is made by Wo Kee Hong (Holdings) Limited (the "Company" and together with its subsidiaries, the "Group") pursuant to Rule 13.09(1) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

The board of Directors of the Company (the "Board") wishes to inform the shareholders of the Company (the "Shareholders") and potential investors that the Group is expected to record a loss for the year ended 31 December 2008 as compared to a profit for the year ended 31 December 2007. Based on the information currently available, the loss of the Group for the year ended 31 December 2008 is expected to be mainly attributable by (i) the unsatisfactory performance of the fashion and motor yacht businesses; (ii) costs associated with a potential acquisition which has been terminated; (iii) the absence of a one-off significant gain arising from the disposal of subsidiaries in the year ended 31 December 2008 as compared with prior year; and (iv) an impairment on the Group's assets.

This announcement is only based on the preliminary assessment by the management in accordance with the unaudited consolidated management accounts of the Group and is not based on any figures or information which has been audited or reviewed by the Company's auditors. The audited consolidated results of the Group for the year ended 31 December 2008 are expected to be announced by the end of March 2009.

Shareholders and potential investors are advised to exercise caution in dealing in shares of the Company.

As at the date of this announcement, the Board comprises Mr. Richard Man Fai LEE (Executive Chairman and Chief Executive Officer), Mr. Jeff Man Bun LEE, Mr. Tik Tung WONG and Mr. Waison Chit Sing HUI, all of whom are executive Directors; Ms. Kam Har YUE, who is a non-executive Director; Mr. Boon Seng TAN, Mr. Raymond Cho Min LEE and Mr. Ying Kwan CHEUNG, all of whom are independent non-executive Directors.

By Order of the Board
WO KEE HONG (HOLDINGS) LIMITED
Richard Man Fai LEE
Executive Chairman and Chief Executive Officer

Hong Kong, 13 March 2009

WO KEE HONG (HOLDINGS) LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 720)

CONNECTED TRANSACTION
PROVISION OF FINANCIAL ASSISTANCE TO A NON-WHOLLY OWNED SUBSIDIARY

On 26 November 2008, Wo Kee Hong, a wholly owned subsidiary of the Company, provides the Guarantee to the Bank to secure a loan to be granted by the Bank to New Conception Shanghai. The Loan will be for the principal amount of up to the Renminbi equivalent of HK$4 million, bearing normal interest chargeable by the Bank. New Conception Shanghai is a wholly owned subsidiary of Creative Pacific, a 60% indirectly owned subsidiary of the Company. Wo Kee Hong will charge New Conception Shanghai a fee equivalent to 1% per annum of the amount of the Guarantee in respect of the provision of the Guarantee.

The provision of the Guarantee by the Company constitutes a connected transaction under Rule 14A.66(2) of the Listing Rules and is subject to the reporting and announcement requirements set out in the Listing Rules.

PROVISION OF THE GUARANTEE

On 26 November 2008, Wo Kee Hong, a wholly owned subsidiary of the Company, provides the Guarantee to the Bank to secure a loan to be granted by the Bank to New Conception Shanghai. The Loan will be for the principal amount of up to the Renminbi equivalent of HK$4 million bearing normal interest chargeable by the Bank, for a period of 12 months. New Conception Shanghai is a wholly owned subsidiary of Creative Pacific, a 60% indirectly owned subsidiary of the Company. New Conception Shanghai is primarily engaged in the design, marketing, wholesales and retail of men's fashion apparels and the sales of accessories such as ties, men's and travelling bags in the PRC. The purpose of the Loan is to provide additional working capital to New Conception Shanghai. Wo Kee Hong will charge New Conception Shanghai a fee equivalent to 1% per annum of the amount of HK$4 million, being the amount of the Guarantee, in respect of the provision of the Guarantee, which is the same fee charged by the Issuing Bank. No security has been provided by Creative Pacific or New Conception Shanghai to Wo Kee Hong for the Guarantee.

Victory Globe, the 40% shareholder of Creative Pacific, has on 26 November 2008 provided an indemnity in favour of Wo Kee Hong to indemnify Wo Kee Hong up to 40% of its liability under the Guarantee, being the proportionate share of Victory Globe's obligation towards New Conception Shanghai if the Guarantee is provided by Wo Kee Hong in proportion to the percentage interest of the Company in Creative Pacific. The principal activity of Victory Globe is investment holding. No fee is payable by Wo Kee Hong under the Indemnity and no asset of the Company or Wo Kee Hong is granted to Victory Globe in respect of the provision of the Indemnity.

Mr. Chan, a director of Creative Pacific and a 33.20% shareholder of Victory Globe, on 26 November 2008, provided a guarantee in favour of Wo Kee Hong guaranteeing the due and punctual performance of the obligations of Victory Globe under the Indemnity. No fee is payable by Victory Globe or Wo Kee Hong for the provision of the Chan's Guarantee by Mr. Chan and no asset of the Company or Wo Kee Hong is granted to Mr. Chan in respect of the provision of the Chan's Guarantee.

REASONS FOR PROVISION OF THE GUARANTEE

The Group is principally engaged in the import, marketing, distribution and after-sales service of high quality, brand-name products serving customers in the Asian region, in particular, the markets of the PRC, Hong Kong, Macau, Singapore and Malaysia, and property investment. The products include principally cars and car accessories, motor yachts, helicopters, premium fashion apparels and accessories, air-conditioning and refrigeration products, audio-visual equipment, car audio and electronic products.

The Group has maintained credit facilities with the Issuing Bank which has not been fully utilised. As New Conception Shanghai requires additional working capital and taking into account the time it would require for New Conception Shanghai to apply to the banks for credit facilities, it is considered to be more efficient for New Conception Shanghai to request the Bank, which is the holding company of the Issuing Bank, for the Loan to be secured by the Guarantee by Wo Kee Hong to the Bank. The Guarantee is limited to HK$4 million. Furthermore, the exposure of Wo Kee Hong under the Guarantee is limited to the percentage interest of the Company in Creative Pacific as Victory Globe, the 40% shareholder of Creative Pacific, has provided the Indemnity in favour of Wo Kee Hong in respect of its proportionate interest in Creative Pacific. The obligations of Victory Globe under the Indemnity are further guaranteed by Mr. Chan under the Chan's Guarantee. The 1% fee chargeable by Wo Kee Hong for the provision of the Guarantee is determined by reference to the fee that is charged by the Issuing Bank. It is considered that the terms of the Guarantee are on normal commercial terms as they are the same as those New Conception Shanghai would obtain from the Bank, an independent third party not connected with the connected persons of the Company (within the meaning of the Listing Rules).

Having considered the above, the Directors (including the independent non-executive Directors) are of the view that the provision of the Guarantee by the Company is fair and reasonable so far as the Shareholders are concerned and is in the interests of the Company and the Shareholders as a whole.

GENERAL

New Conception Shanghai is a wholly owned subsidiary of Creative Pacific. Creative Pacific is owned as to 60% by Famous Name, a wholly owned subsidiary of the Company, and as to 40% by Victory Globe, which is owned as to 66.40% by two directors of Creative Pacific. Hence Creative Pacific is a company falling under Rule 14A.13(2)(a)(ii) of the Listing Rules and the provision of the Guarantee by Wo Kee Hong to the Bank to secure the Loan constitutes a connected transaction for the Company. As the Guarantee provided by Wo Kee Hong, a wholly owned subsidiary of the Company, is not on a several basis in proportion to the Company's interest in Creative Pacific, and each of the percentage ratio (other than the profits ratio) is more than 2.5% but less than 25% and the total value of the assistance is less than HK$10,000,000, the provision of the Guarantee is governed by Rule 14A.66(2) of the Listing Rules and is subject to the reporting and announcement requirements set out in the Listing Rules.

DEFINITIONS

In this announcement, the following expressions shall have the meanings set out below unless the context requires otherwise:

"Bank"	an independent third party not connected with the connected persons of the Company (within the meaning of the Listing Rules) and the holding company of the Issuing Bank;
"Board"	the board of Directors;
"Mr. Chan"	Mr. Chan Chun Wa, Vincent, a director of Creative Pacific who is interested in 33.20% of Victory Globe;
"Chan's Guarantee"	the guarantee provided by Mr. Chan in respect of the obligations of Victory Globe under the Indemnity;
"Company"	Wo Kee Hong (Holdings) Limited, a company incorporated in Bermuda with limited liability and the shares are listed on the Main Board of The Stock Exchange of Hong Kong Limited;
"connected person"	has the meaning ascribed to it under the Listing Rules;
"Creative Pacific"	Creative Pacific Limited (香港新概念控股有限公司), a company incorporated in Hong Kong with limited liability;
"Directors"	the directors of the Company;
"Famous Name"	Famous Name Holdings Limited, a company incorporated in the British Virgin Islands with limited liability and a wholly owned subsidiary of the Company which holds 60% of the issued share capital of Creative Pacific;

"Group"	the Company and its subsidiaries;
"Guarantee"	the guarantee provided by Wo Kee Hong by way of a letter of credit issued by the Issuing Bank for an amount of HK$4 million as security for the Loan;
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China;
"Indemnity"	the indemnity provided by Victory Globe to Wo Kee Hong indemnifying Wo Kee Hong for up to 40% of its liability under the Guarantee;
"Issuing Bank"	the issuing bank of the letter of credit constituting the Guarantee, which is an independent third party not connected with the connected persons of the Company (within the meaning of the Listing Rules);
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;
"Loan"	the loan by the Bank to New Conception Shanghai in the principal amount of up to the Renminbi equivalent of HK$4 million;
"Macau"	the Macau Special Administrative Region of the People's Republic of China;
"New Conception Shanghai"	上海新概念服飾有限公司 (New Conception Fashion Shanghai Co., Ltd.), a wholly foreign owned enterprise established in the PRC and a wholly-owned subsidiary of Creative Pacific;
"PRC"	The People's Republic of China and for the sole purpose of this announcement shall exclude Hong Kong, Macau and Taiwan;
"Renminbi"	the lawful currency of the PRC;
"Victory Globe"	Victory Globe International Limited, a company incorporated in the British Virgin Islands with limited liability which holds 40% of the issued share capital of Creative Pacific;
"Wo Kee Hong"	Wo Kee Hong Limited, a wholly owned subsidiary of the Company; and
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong.

As at the date of this announcement, the Board comprises Mr. Richard Man Fai LEE (Executive Chairman and Chief Executive Officer), Mr. Jeff Man Bun LEE, Mr. Tik Tung WONG and Mr. Waison Chit Sing HUI, all of whom are executive Directors; Ms. Kam Har YUE, who is a non-executive Director; Mr. Boon Seng TAN, Mr. Raymond Cho Min LEE, and Mr. Ying Kwan CHEUNG, all of whom are independent non-executive Directors.

By Order of the Board
WO KEE HONG (HOLDINGS) LIMITED
Richard Man Fai LEE
Executive Chairman and Chief Executive Officer

Hong Kong, 26 November 2008

WO KEE HONG (HOLDINGS) LIMITED
和記行(集團)有限公司*

(Incorporated in Bermuda with limited liability)
(Stock Code: 720)

TERMINATION OF AGREEMENT TO ACQUIRE 80% INTEREST IN A COMPANY ENGAGING IN THE BUSINESS OF RETAILING AND WHOLESALING OF CHILDREN APPARELS AND GRANT OF PUT OPTION

This announcement is made pursuant to the disclosure obligation of the Company under Rule 14.36 of the Listing Rules.

On 12 November 2008, the Vendors and Smart Apex entered into the Termination Agreement and mutually agreed to terminate the Sale and Purchase Agreement. Upon the signing of the Termination Agreement, Smart Apex has paid an amount of HK$2,500,000 to the Vendors pursuant to the terms of the Termination Agreement.

BACKGROUND

Reference is made to the announcement made by Wo Kee Hong (Holdings) Limited (the "Company", together with its subsidiaries, the "Group") dated 4 September 2008 in relation to the proposed acquisition of 80% interest in a company engaging in the business of retailing and wholesaling of children apparels and grant of put option and the circular issued by the Company dated 26 September 2008 (the "Circular"). Unless otherwise defined, terms used herein shall have the same meanings as in the Circular.

The Sale and Purchase Agreement was entered into between the Vendors and Smart Apex, a wholly owned subsidiary of the Company on 2 September 2008 in relation to the Acquisition. Since the signing of the Sale and Purchase Agreement, the parties have taken necessary actions to fulfil the conditions precedent for the completion of the Sale and Purchase Agreement. As at the date of this announcement, all the conditions precedent of the Sale and Purchase Agreement have been fulfilled, in particular, the Sale and Purchase Agreement and the Acquisition and the grant of the Put Option were approved by the Shareholders at the Special General Meeting held on 14 October 2008. The parties were prepared to proceed to complete the Sale and Purchase Agreement, however, for reasons set out in the paragraph headed "Reasons for the Termination" below, the parties mutually agreed to terminate the Sale and Purchase Agreement (the "Termination").

THE TERMINATION

On 12 November 2008, the Vendors and Smart Apex entered into the termination agreement (the "Termination Agreement") and mutually agreed to terminate the Sale and Purchase Agreement. Pursuant to the Termination Agreement, Smart Apex has paid to the Vendors a sum of HK$2,500,000 (the "Compensation"), being the costs incurred by the Vendors in relation to the negotiation of the Sale and Purchase Agreement and the performance of their obligations thereunder. Upon the signing of the Termination Agreement and payment of the Compensation, none of the parties to the Sale and Purchase Agreement has any liability towards the other parties under the Sale and Purchase Agreement.

REASONS FOR THE TERMINATION

Although the parties were prepared to proceed to complete the Sale and Purchase Agreement and the Company has sufficient financial resources to perform its obligations under the Sale and Purchase Agreement, in light of the current economic condition, the Board decided to adopt a more conservative approach in managing the financial affairs of the Group. The Group has maintained a healthy cash level and the long term gearing ratio was 11.4% based on the unaudited consolidated non-current liabilities of HK$39.1 million and shareholders' equity of HK$342.0 million as at 30 September 2008. The Board considered it more appropriate to retain more cash in hand instead of completing the Acquisition. As the Termination is initiated by the Company and the Vendors have taken all necessary actions for the fulfilment of those conditions precedent which are within their responsibilities, the Directors are of the view that the payment of the Compensation, which amount is equivalent to the costs incurred by the Vendors in relation to and under the Sale and Purchase Agreement, is fair and reasonable. Having considered the above, the Directors are of the view that the Termination does not have any material impact on the operation and business of the Group and that the Termination and the payment of the Compensation is in the best interest of the Company and the shareholders as a whole.

GENERAL

The entering into of the Termination Agreement constitutes a termination of a transaction of the Company previously announced pursuant to Chapter 14 of the Listing Rules and is disclosable under Rule 14.36 of the Listing Rules.

As at the date of this announcement, the Board comprises Mr. Richard Man Fai LEE (Executive Chairman and Chief Executive Officer), Mr. Jeff Man Bun LEE, Mr. Tik Tung WONG and Mr. Waison Chit Sing HUI, all of whom are executive Directors; Ms. Kam Har YUE, who is a non-executive Director; Mr. Boon Seng TAN, Mr. Raymond Cho Min LEE, and Mr. Ying Kwan CHEUNG, all of whom are independent non-executive Directors.

By Order of the Board
WO KEE HONG (HOLDINGS) LIMITED
Richard Man Fai LEE
Executive Chairman and Chief Executive Officer

Hong Kong, 12 November 2008

WO KEE HONG (HOLDINGS) LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 720)

DATE OF BOARD MEETING

The board of directors (the "Board") of Wo Kee Hong (Holdings) Limited (the "Company") announces that a meeting of the Board will be held on Friday, 27 March 2009 for the purpose of, among other matters, approving the final results of the Company and its subsidiaries for the year ended 31 December 2008 and considering the recommendation of final dividend, if any.

As at the date of this announcement, the Board comprises Mr. Richard Man Fai LEE (Executive Chairman and Chief Executive Officer), Mr. Jeff Man Bun LEE, Mr. Tik Tung WONG and Mr. Waison Chit Sing HUI, all of whom are executive Directors, Ms. Kam Har YUE, who is a non-executive Director, Mr. Boon Seng TAN, Mr. Raymond Cho Min LEE and Mr. Ying Kwan CHEUNG, all of whom are independent non-executive Directors.

By order of the Board
WO KEE HONG (HOLDINGS) LIMITED
Man Kit LI
Company Secretary

Hong Kong, 17 March 2009

Form of Share Buyback Report to The Stock Exchange of Hong Kong Limited ("the Exchange")

Form G

To: The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

16 December 2008

Dear Sir,

Name of Company: Wo Kee Hong (Holdings) Limited

Description of Securities: Ordinary Shares

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

Trading Day/Date	Number of Securities Purchased	Method of Purchase*	Price per Share or Highest Price Paid $	Lowest Price Paid $	Total Paid $
16 December 2008	4,000,000	On the Exchange	0.53	0.52	2,100,000.00
Total	4,000,000				2,100,000.00

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B. Additional Information for company's whose primary listing is on the Exchange

1. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (a) 6,350,000

2. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

$$\left(\frac{(a) \times 100}{\text{Issued share capital}} \right)$$ 2.4871%

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated 7 April 2008 which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Yours faithfully,

Name: Man Kit LI

Company Secretary

for and on behalf of

Wo Kee Hong (Holdings) Limited

Form of Share Buyback Report to The Stock Exchange of Hong Kong Limited ("the Exchange")

Form G

To: The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

17 December 2008

Dear Sir,

Name of Company: Wo Kee Hong (Holdings) Limited

Description of Securities: Ordinary Shares

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

Trading Day/Date	Number of Securities Purchased	Method of Purchase*	Price per Share or Highest Price Paid $	Lowest Price Paid $	Total Paid $
17 December 2008	6,000,000	On the Exchange	0.53	0.49	3,099,700.00
Total	6,000,000				3,099,700.00

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B. Additional Information for company's whose primary listing is on the Exchange

1. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (a) 12,350,000

2. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

$$\left(\frac{(a) \times 100}{\text{Issued share capital}}\right)$$ 4.8372%

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated 7 April 2008 which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Yours faithfully,

Name: Man Kit LI

Company Secretary

for and on behalf of

Wo Kee Hong (Holdings) Limited

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in **WO KEE HONG (HOLDINGS) LIMITED**, you should at once hand this circular with the accompanying form of proxy to the purchaser(s) or transferee(s) or to the licensed securities dealer, bank or other agent through whom the sale was effected for transmission to the purchaser(s) or transferee(s).

WO KEE HONG (HOLDINGS) LIMITED
和記行(集團)有限公司 *

(Incorporated in Bermuda with limited liability)

(Stock Code: 720)

PROPOSED DIRECTORS FOR RE-ELECTION,
GENERAL MANDATE TO ISSUE NEW SHARES
AND
GENERAL MANDATE TO REPURCHASE SECURITIES

A notice convening the annual general meeting of **WO KEE HONG (HOLDINGS) LIMITED** (the "Company") to be held at Crystal Room, 3rd Floor, Panda Hotel, 3 Tsuen Wah Street, Tsuen Wan, New Territories, Hong Kong, on Monday, May 18, 2009 at 10:00 a.m. or any adjournment thereof is set out on pages 13 to 16 of this circular.

If you are not able to attend the annual general meeting in person, please complete the form of proxy in accordance with the instructions printed thereon and return it to the principal office of the Company in Hong Kong at 10th Floor, Block A, Wo Kee Hong Building, 585-609 Castle Peak Road, Kwai Chung, New Territories, Hong Kong as soon as possible and in any event, not less than 48 hours before the time fixed for holding of the annual general meeting or any adjourned meeting (as the case may be). Completion and return of the form of proxy will not preclude you from attending and voting in person at the annual general meeting or any adjourned meeting (as the case may be) or upon the poll concerned should you so wish. In such event, the instrument appointing a proxy shall be deemed to be revoked.

April 15, 2009

* *for identification purposes only*

CONTENTS

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this document and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

In this circular, unless the context otherwise requires, the following expressions shall have the following meanings:

"Annual General Meeting"	the annual general meeting of the Company to be held at Crystal Room, 3rd Floor, Panda Hotel, 3 Tsuen Wah Street, Tsuen Wan, New Territories, Hong Kong on Monday, May 18, 2009 at 10:00 a.m. or any adjournment thereof;
"associates"	has the same meaning ascribed thereto in the Listing Rules;
"Board"	the board of Directors;
"Bye-law(s)"	the bye-law(s) of the Company;
"Company"	WO KEE HONG (HOLDINGS) LIMITED, an exempted company incorporated in Bermuda with limited liability, whose Shares are listed on the main board of the Stock Exchange;
"Director(s)"	the director(s) of the Company;
"Group"	the Company and its subsidiaries;
"Hong Kong"	The Hong Kong Special Administrative Region of the People's Republic of China;
"Issue Mandate"	the general and unconditional mandate to be granted to the Directors at the Annual General Meeting to exercise all the power to allot, issue and otherwise deal with new shares in the Company not exceeding 20% of the issued share capital of the Company as at the date of the passing of the resolution approving such mandate;
"Latest Practicable Date"	April 6, 2009, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein;
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange;
"Repurchase Mandate"	the general and unconditional mandate to be granted to the Directors at the Annual General Meeting to repurchase securities of the Company on the Stock Exchange of up to 10% of the issued share capital of the Company as at the date of the passing of the resolution approving such mandate;

"SFO"	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);
"Share(s)"	ordinary share(s) of HK$0.10 each in the capital of the Company;
"Shareholder(s)"	holder(s) of Share(s);
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Takeovers Code"	The Hong Kong Code on Takeovers and Mergers; and
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong.

WO KEE HONG (HOLDINGS) LIMITED
和記行(集團)有限公司 *

(Incorporated in Bermuda with limited liability)
(Stock Code: 720)

Executive Directors:
Dr. Richard Man Fai LEE
(Executive Chairman & Chief Executive Officer)
Mr. Jeff Man Bun LEE
Mr. Tik Tung WONG
Mr. Waison Chit Sing HUI

Non-executive Director:
Ms. Kam Har YUE

Independent Non-executive Directors:
Mr. Boon Seng TAN
Mr. Raymond Cho Min LEE
Mr. Ying Kwan CHEUNG

Registered office:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

Principal office in Hong Kong:
10th Floor, Block A
Wo Kee Hong Building
585-609 Castle Peak Road
Kwai Chung
New Territories
Hong Kong

April 15, 2009

To all Shareholders

Dear Sir or Madam,

PROPOSED DIRECTORS FOR RE-ELECTION GENERAL MANDATE TO ISSUE NEW SHARES AND GENERAL MANDATE TO REPURCHASE SECURITIES

INTRODUCTION

The purpose of this circular is to provide you with information on matters to be dealt with at the Annual General Meeting. They are (i) the proposed re-election of Dr. Richard Man Fai LEE, Mr. Boon Seng TAN and Ms. Kam Har YUE as Directors; and (ii) the proposed grant of the Issue Mandate and the Repurchase Mandate.

* *for identification purpose only*

PROPOSED DIRECTORS FOR RE-ELECTION

According to Bye-law 99(A), at each annual general meeting, one-third of the Directors (save for any chairman or managing director) for the time being, or if their number is not a multiple of three (3), the number nearest to but not greater than one-third, shall retire from office by rotation. The Directors to retire at every annual general meeting shall be those who have been longest in office since their last election but as between persons who became Directors on the same day those to retire, unless they otherwise agree between themselves, shall be determined by lot. Such retiring Directors shall be eligible for re-election.

The number nearest one-third of the seven Directors, excluding Dr. Richard Man Fai LEE, who is the executive Chairman, shall retire from office according to Bye-law 99(A). Mr. Boon Seng TAN, the independent non-executive Director, and Ms. Kam Har YUE, the non-executive Director, being the Directors longest in office since their last election, shall retire at the Annual General Meeting and, being eligible, shall offer themselves for re-election. According to the Wo Kee Hong (Holdings) Limited Company Act, 1991, no Director holding the office of chairman or managing director shall be subject to retirement by rotation as provided in the Bye-Laws of the Company. In order to comply with Code Provision A.4.2 of the Code on Corporate Governance Practices set out in Appendix 14 to the Listing Rules that every director, including those appointed for a specific term, should be subject to retirement by rotation at least once every three years, Dr. Richard Man Fai LEE, being the Chairman of the Company, will retire voluntarily from office at the Annual General Meeting and, being eligible, offer himself for re-election.

Each of Dr. Richard Man Fai LEE, Mr. Boon Seng TAN and Ms. Kam Har YUE has indicated his/her willingness to be re-elected at the Annual General Meeting.

Bye-law 103 provides that no person, other than a retiring Director, shall, unless recommended by the Board for election, be eligible for election to the office of Director at any general meeting, unless not less than seven (7) days before the date appointed for the meeting there shall have been lodged at the office of the Company a notice in writing signed by a Shareholder (other than the person to be proposed) duly qualified to attend and vote at the meeting for which such notice is given of his intention to propose such person for election and also notice in writing signed by the person to be proposed of his willingness to be elected.

Accordingly, if a Shareholder wishes to nominate a person to stand for election as a Director at the Annual General Meeting, notice of his intention to propose such person for election as a Director and the notice executed by the nominee of his willingness to be elected must be validly served at the principal office of the Company in Hong Kong at 10th Floor, Block A, Wo Kee Hong Building, 585-609 Castle Road, Kwai Chung, New Territories, Hong Kong on or before Sunday, May 10, 2009.

Details and brief biographies of the Directors offering themselves for re-election at the Annual General Meeting are set out in Appendix I to this circular. If a valid notice from a Shareholder to propose a person to stand for election as a Director at the Annual General Meeting is received after the printing of this circular, the Company will issue a supplementary circular to inform Shareholders of the details of the additional candidate(s) proposed.

ISSUE MANDATE

An ordinary resolution will be proposed to grant to the Directors the Issue Mandate, in the terms set out in the notice of the Annual General Meeting, to exercise the power to allot, issue and otherwise deal with new Shares not exceeding the aggregate of 20% of the issued share capital of the Company as at the date of passing the relevant resolution and adding the aggregate nominal amount of any Shares repurchased by the Company pursuant to the Repurchase Mandate.

REPURCHASE MANDATE

An ordinary resolution will also be proposed to grant to the Directors the Repurchase Mandate, in the terms set out in the notice of the Annual General Meeting, to exercise the power to repurchase Shares not exceeding 10% of the issued share capital of the Company as at the date of passing of the relevant resolution.

An explanatory statement to provide relevant information in respect of the Repurchase Mandate is set out in Appendix II to this circular.

ANNUAL GENERAL MEETING

A notice convening the Annual General Meeting to be held at Crystal Room, 3rd Floor, Panda Hotel, 3 Tsuen Wah Street, Tsuen Wan, New Territories, Hong Kong on Monday, May 18, 2009 at 10:00 a.m. or any adjournment thereof is set out on pages 13 to 16 of this circular and a form of proxy for use at the Annual General Meeting is herein enclosed.

If you are not able to attend the Annual General Meeting in person, please complete the form of proxy in accordance with the instructions printed thereon and return it to the principal office of the Company in Hong Kong at 10th Floor, Block A, Wo Kee Hong Building, 585-609 Castle Peak Road, Kwai Chung, New Territories, Hong Kong as soon as possible and in any event, not less than 48 hours before the time fixed for holding of the Annual General Meeting or any adjourned meeting (as the case may be). Completion and return of the form of proxy will not preclude you from attending and voting in person at the Annual General Meeting or any adjourned meeting (as the case may be) or upon the poll concerned should you so wish. In such event, the instrument appointing a proxy shall be deemed to be revoked.

PROCEDURES FOR POLL VOTING

Pursuant to Rule 13.39(4) of the Listing Rules, all resolutions set out in the notice of the Annual General Meeting will be decided by poll.

Accordingly, the Chairman of the meeting will at the Annual General Meeting demand poll on all resolutions set out in the notice of the Annual General Meeting pursuant to Bye-law 70.

Pursuant to Bye-law 76 (A), on a poll every member present in person or by a duly authorised corporate representative or by proxy, shall have one vote for every share of which he is the holder which is fully paid up or credited as fully paid up (but so that no amount paid up or credited as paid up on a share in advance of calls or instalments shall be treated for the purposes of this Bye-law as paid up on a share). On a poll a member entitled to more than one vote need not use all his votes or cast his votes in the same way.

Poll voting slips will be distributed to Shareholders or their authorised corporate representative or their proxies upon registration of attendance at the Annual General Meeting. Shareholders who want to cast all their votes entitled may mark a "✓" in either "FOR" or "AGAINST" box corresponding to the resolution to indicate whether he/she supports that resolution. For Shareholders who do not want to use all their votes or want to split votes in casting a particular resolution shall indicate the number of votes cast on a particular resolution in the "FOR" or "AGAINST" box, where appropriate, but the total votes cast must not exceed his/her entitled votes, or otherwise, the voting slip will be spoiled and the Shareholder's vote will not be counted. Shareholders shall sign on the voting slip.

After closing the poll, Tricor Standard Limited, the Company's registrar in Hong Kong who is appointed as scrutineer for the vote-taking will count the votes.

RECOMMENDATIONS

The Board considers that the proposed re-election of the retiring Directors and the grant of the Issue Mandate and the Repurchase Mandate are in the interests of the Company and the Shareholders as a whole, and therefore recommends the Shareholders to vote in favour of all of the relevant resolutions to be proposed at the Annual General Meeting.

Yours faithfully,
For and on behalf of
WO KEE HONG (HOLDINGS) LIMITED
Dr. Richard Man Fai LEE
Executive Chairman and Chief Executive Officer

The details and brief biographies of the Directors proposed to be re-elected at the Annual General Meeting are set out as follows:

Dr. Richard Man Fai LEE, aged 52, was appointed as an executive Director on June 5, 1991. Dr. LEE is the executive Chairman and Chief Executive Officer of the Company. Dr. LEE holds a bachelor degree in Business Studies and a master degree in Business Administration from the University of Minnesota. He is the son of Mr. Wing Sum LEE, the former Director and the Honorary Chairman of the Company and Ms. Kam Har YUE, a non-executive Director, and the elder brother of Mr. Jeff Man Bun LEE, an executive Director. Save as disclosed, Dr. LEE does not have any relationship with any directors, senior management or substantial or controlling shareholders of the Company.

Dr. LEE is a director of various subsidiaries and principal associates of the Company. Dr. LEE is responsible for formulating the Group's overall strategic planning and business development. Dr. LEE has 29 years' experience in marketing consumer products. He was elected and had served for two consecutive terms as the Chairman of the Radio Association of Hong Kong, the trade association of audio visual business in Hong Kong. He has been with the Group for 25 years. He is the Chairman and Chief Executive Officer of China Premium Lifestyle Enterprise, Inc., an associated company of the Group whose shares are traded on the Over-The-Counter Bulletin Board in the U.S. Save as disclosed, Dr. LEE has not held any directorships in any other listed public companies in the last three years and any other positions with other members of the Group.

According to the service contract between Dr. LEE and the Company, there is no fixed term of service. Dr. LEE as the Chairman of the Company is not subject to retirement by rotation and re-election provisions under the Bye-Laws. However, in accordance with paragraph A.4.2 of the Code on Corporate Governance Practices set out in Appendix 14 to the Listing Rules, Dr. LEE is subject to retirement by rotation every three years. Under the service contract, there is no provision for a fixed director's fee for Dr. LEE; however, Dr. LEE is entitled to a monthly remuneration package of HK$189,467 plus a discretionary profit sharing and bonus scheme with reference to the Company's consolidated net profits.

As at the Latest Practicable Date, Dr. LEE, together with Modern Orbit Limited and their respective associates, is interested in 119,340,009 Shares, representing approximately 40.59% of the issued share capital of the Company. Save for the above interest in Shares and the options granted to him under the share option schemes of the Company established in accordance with Chapter 17 of the Listing Rules, Dr. LEE has no other interest in the Company within the meaning of Part XV of the SFO.

To the best of Dr. LEE's knowledge and as far as he is aware, the following companies have been dissolved pursuant to creditors' winding-up proceedings during the time when Dr. LEE was a director of each of the followings: i) Forward International Singapore (Private) Limited, incorporated in Singapore and whose nature of business was sales and distribution of multimedia products. The winding up proceedings which was based on an outstanding judgment debt for the amount of Singapore Dollars 4,074,944.10 was commenced on January 4, 2002 and concluded on September 8, 2005; ii) Wo Kee Hong (Singapore) Pte Limited, incorporated in Singapore and whose nature of business was sales and distribution of car and home audio products. The winding up proceedings which was based on an outstanding judgment debt for the amount of Singapore Dollars 2,024,942.53 was commenced on January 4, 2002 and concluded on September 8, 2005; and iii) Forward Electronics (Malaysia) Sdn Bhd, incorporated in Malaysia and whose nature of business was sales and distribution of audio products before it became dormant in December 31, 2001. The winding up proceedings which was based on an outstanding judgment debt for the amount of Malaysian Ringgits 670,060.77 was commenced on February 13, 2008. A winding up petition hearing will be held on April 29, 2009 at High Court of Malaysia at Kuala Lumpur.

Save as disclosed above, in relation to Dr. LEE's re-election as a Director, there is no other information to be disclosed pursuant to any of the requirements of the provisions under Rule 13.51(2) of the Listing Rules.

Mr. Boon Seng TAN, aged 53, has been an independent non-executive Director since April 1999 and is a member of the Audit Committee and the Chairman of the Remuneration Committee of the Company. Mr. TAN holds a master degree in Arts from the Cambridge University. Mr. TAN is the Chairman and Managing Director of Lee Hing Development Limited and a non-executive director of Star Cruises Limited, both companies are listed on the Main Board of the Stock Exchange. He is also the executive Director of IGB Corporation Berhad, a company listed on the stock exchange of Kuala Lumpar, Malaysia. Save as disclosed, Mr. TAN has not held any directorships in any other listed public companies in the last three years.

Mr. TAN is not connected with any director, senior management, substantial or controlling shareholders of the Company. Apart from being an independent non-executive Director, Mr. TAN does not hold any position in other members of the Group. As at the Latest Practicable Date, Mr. TAN is interested in 325,662 Shares, representing approximately 0.11% of the issued share capital of the Company. Save for the above interests in Shares and the options granted to him under the share option schemes of the Company established in accordance with Chapter 17 of the Listing Rules, Mr. TAN has no other interests in the Company within the meaning of Part XV of the SFO.

There is no service contract between Mr. TAN and the Company. Mr. TAN's term of service with the Company has been fixed at two years with effect from April 25, 2007 subject to retirement by rotation and re-election in accordance with the Bye-laws. Mr. TAN's remuneration as an independent non-executive Director is set at HK$90,000 per annum with reference to the Company's remuneration policy and guidelines adopted by the remuneration committee of the Company and the prevailing market rate.

Mr. TAN has met the independence guidelines set out in Rule 3.13 of the Listing Rule.

In relation to Mr. TAN's re-election as a Director, there is no other information to be disclosed pursuant to any of the requirements of the provisions under Rule 13.51(2) of the Listing Rules.

Ms. Kam Har YUE, aged 76, was involved in the policy making of the Group from 1962 to December 1989. She has been re-designated as a non-executive Director since then to scrutinise the performance of management of the Company. She has over 34 years' experience in trading and distribution of consumer products. Other than the directorship with each of the Company and various subsidiaries of the Company, Ms. YUE has not held any directorships in any other public listed companies in the last three years and any other positions with other members of the Group.

Ms. YUE is the spouse of Mr. Wing Sum LEE, who is the former Director and the Honorary Chairman of the Company and the mother of Dr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE, both of whom are executive Directors. Save as disclosed, Ms. YUE does not have any relationship with any directors, senior management or substantial or controlling shareholders of the Company.

As at the Latest Practicable Date, Ms. YUE, together with Modern Orbit Limited and their respective associates, is interested in 122,811,943 Shares, representing approximately 41.77% of the issued share capital of the Company. Save for the above interest in Shares and the options granted to her under the share option schemes of the Company established in accordance with Chapter 17 of the Listing Rules, Ms. YUE has no other interest in the Company within the meaning of Part XV of the SFO.

There is no service contract between Ms. YUE and the Company. Ms. YUE's term of service with the Company is fixed at two years with effect from April 25, 2007 and she is subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the Bye-laws. Ms. YUE's remuneration as a non-executive Director is set at HK$34,000 per annum with reference to the Company's remuneration policy and guidelines adopted by the remuneration committee of the Company and the prevailing market rate.

In relation to Ms. YUE's re-election as a Director, there is no other information to be disclosed pursuant to any of the requirements of the provisions under Rule 13.51(2) of the Listing Rules.

The Board is not aware of any other matter in relation to the proposed re-election of the retiring Directors which needs to be brought to the attention of the shareholders of the Company.

This Appendix serves as an explanatory statement, as required by the Listing Rules, to provide information to you with regard to the Repurchase Mandate to be proposed at the Annual General Meeting.

THE LISTING RULES

The Listing Rules contain provisions regulating the repurchase by companies whose primary listings are on the Stock Exchange of their securities on the Stock Exchange. The following is a summary of certain provisions of the Listing Rules relating to repurchase of securities:

Shareholders' Approval

The Listing Rules provide that all proposed repurchases of securities by a company with a primary listing on the Stock Exchange must be approved in advance by an ordinary resolution of shareholders, either by way of general mandate or by specific approval of a particular transaction.

Source of Funds

Repurchases must be funded out of funds legally available for such purpose in accordance with the Company's memorandum of association and Bye-laws and the Companies Act. A company may not repurchase its own securities on the Stock Exchange for a consideration other than cash or for settlement otherwise than in accordance with the trading rules of the Stock Exchange. Any repurchase by the Company may be made out of the capital paid up on the purchased shares or out of the funds of the Company which would otherwise be available for dividend or distribution or out of the proceeds of a fresh issue of shares made for the purpose. Any premium payable on a purchase over the par value of the shares to be purchased must be provided for out of funds of the Company which would otherwise be available for dividend or distribution or out of the Company's share premium account.

REASONS FOR REPURCHASES

Although the Directors have no present intention of repurchasing any securities, they believe that the flexibility afforded by the Repurchase Mandate would be beneficial to the Company and the Shareholders. Repurchases will only be made when the Directors believe that such repurchases will benefit the Company and the Shareholders. Such repurchases may, depending on market conditions and funding arrangement at the time, lead to an enhancement of the net value of the Company and its assets and/or its earnings per Share.

FUNDING OF REPURCHASES

Repurchases of Shares will be funded out of funds legally available for the purchase in accordance with the Company's memorandum of association and the Bye-laws and the applicable laws of Bermuda.

On the basis of the current financial position of the Company as disclosed in the audited accounts contained in the 2008 annual report of the Company, there might be an adverse effect on the working capital requirements or gearing levels of the Company in the event that the Repurchase Mandate is exercised in full at any time. However, the Directors do not propose to exercise the Repurchase Mandate to such an extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or its gearing levels which in the opinion of the Directors are from time to time appropriate for the Company. The exercise in full of the Repurchase Mandate, on the basis of 294,027,710 Shares in issue as at the Latest Practicable Date (assuming that no Shares are issued or repurchased during the period from the Latest Practicable Date up to the date of the Annual General Meeting) would result in up to 29,402,771 Shares being repurchased by the Company during the period in which the Repurchase Mandate remains in force.

GENERAL

None of the Directors nor, to the best of their knowledge having made all reasonable enquires, any of their associates, have any present intention, if the Repurchase Mandate is approved by the Shareholders, to sell any Shares to the Company.

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will only exercise the Repurchase Mandate in accordance with the Listing Rules, the applicable laws of Bermuda and the Company's memorandum of association and Bye-laws.

If as a result of a repurchase a Shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of the Takeovers Code and, if such increase results in a change of control, may in certain circumstances give rise to an obligation to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

As at the Latest Practicable Date, Modern Orbit Limited, Dr. Richard Man Fai LEE, Ms. Kam Har YUE, Mr. Jeff Man Bun LEE and Fisherman Enterprises Inc. and their respective associates (collectively the "Controlling Shareholders") were interested in 127,892,810 Shares, representing approximately 43.50% of the issued share capital of the Company. Based on such shareholdings, in the event that the Directors exercise in full the power to repurchase shares in the Company pursuant to the Repurchase Mandate, the shareholdings of the Controlling Shareholders would increase to approximately 48.33% of the issued share capital of the Company thereby triggering an obligation to make a mandatory offer under Rule 26 of the Takeovers Code. The Directors however have no present intention of exercising the general mandate to such extent as would result in any mandatory offer.

Furthermore, the Directors do not consider such increase would reduce the issued share capital in public hands to less than 25% (or the relevant prescribed minimum percentage required by the Stock Exchange).

No connected person (as defined in the Listing Rules), including a director, chief executive or substantial shareholder of the Company or its subsidiaries or an associate of any of them has notified the Company that he has a present intention to sell Shares to the Company, or has undertaken not to do so, if the Repurchase Mandate is approved by the Shareholders.

SHARE PRICES

The highest and lowest prices at which the Shares were traded on the Stock Exchange during each of the previous twelve months preceding the Latest Practicable Date were as follows:

	Highest *HK$*	Lowest *HK$*
2008		
April	0.6920	0.5900
May	0.6500	0.5800
June	0.6000	0.5200
July	0.6000	0.4850
August	0.5400	0.4200
September	0.4300	0.1750
October	0.2800	0.1200
November	0.2050	0.1420
December	0.6600	0.1650
2009		
January	0.2850	0.2020
February	0.2600	0.1680
March	0.2150	0.1500
April (up to the Latest Practicable Date)	0.2150	0.1950

SECURITIES PURCHASES MADE BY THE COMPANY

The Company has purchased 10,000,000 Shares on the Stock Exchange during the six months preceding the Latest Practicable Date, particulars of which are as follows:

Date of purchase	Number of Shares purchased	Highest price paid/ Price per Share *HK$*	Lowest price paid/ Price per Share *HK$*
2008			
16 December	4,000,000	0.53	0.52
17 December	6,000,000	0.53	0.49

Save as disclosed, the Company has not make any repurchase of Shares, whether on the Stock Exchange or otherwise, during the six months preceding the Latest Practicable Date.

WO KEE HONG (HOLDINGS) LIMITED
和記行(集團)有限公司*

(Incorporated in Bermuda with limited liability)
(Stock Code: 720)

NOTICE IS HEREBY GIVEN that the annual general meeting of WO KEE HONG (HOLDINGS) LIMITED ("Company") will be held at Crystal Room, 3rd Floor, Panda Hotel, 3 Tsuen Wah Street, Tsuen Wan, New Territories, Hong Kong on Monday, May 18, 2009 at 10:00 a.m. or any adjournment thereof, for the purposes of considering and, if thought fit, passing, with or without modification, the following resolutions:

1. To receive and consider the audited consolidated accounts and the reports of directors and auditors of the Company for the year ended December 31, 2008;

2. (a) To re-elect the following persons as directors of the Company:

   (i) Dr. Richard Man Fai LEE;

   (ii) Mr. Boon Seng TAN; and

   (iii) Ms. Kam Har YUE; and

   (b) To authorise the Board of Directors to fix the remuneration of the Directors;

3. To authorise the Board of Directors to appoint auditors of the Company and to fix their remuneration.

4. As special business, to consider and, if thought fit, passing, with or without modification, the following resolutions as ordinary resolutions:–

   (A) "**THAT**

   (a) subject to paragraph (b) of this resolution, the directors of the Company (the "Directors") be and are hereby generally and unconditionally authorised to exercise during the Relevant Period (as that term is defined below) all the powers of the Company to allot, issue and deal with additional shares of the Company and to make or grant offers, agreements, and options (including warrants, bonds and debentures, notes and any securities which carry rights to subscribe for or are convertible into ordinary shares of the Company) which would or might require the exercise of any of such powers during or after the end of the Relevant Period;

* *for identification purpose only*

(b) the aggregate nominal amount of the shares allotted, issued or otherwise dealt with or agreed conditionally or unconditionally to be allotted, issued or otherwise dealt with (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph (a) of this resolution, other than pursuant to (i) a Rights Issue (as that term is defined below); or (ii) an issue of ordinary shares of the Company upon the exercise of rights of subscription or conversion under the terms of any warrants of the company or any securities which are convertible into ordinary shares of the Company; or (iii) an issue of ordinary shares of the Company by way of script dividend pursuant to the Bye-laws of the Company from time to time; or (iv) the exercise of any option granted under any option scheme or similar arrangement for the time being adopted for the grant or issue to employees of the Company and/or its subsidiaries, of options to subscribe for, or rights to acquire, shares of the Company, shall not in total exceed 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of this resolution;

(c) for the purpose of this resolution, "Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the revocation or variation of the authority given under this resolution by ordinary resolution of the shareholders in general meeting; or

(iii) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-laws of the Company, or any applicable laws, to be held; and

(d) for the purpose of this resolution, "Rights Issue" means an offer of shares for subscription open for a fixed period by the Company to holders of shares on the register of members of the Company on a fixed record date in proportion to their then holdings of shares (subject to such exclusion or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

(B) "**THAT**

(a) subject to paragraph (b) of this resolution, the directors of the Company be and are hereby generally and unconditionally authorised to exercise during the Relevant Period (as that term is defined below) all the powers of the Company to purchase its shares in the capital of the Company, subject to and in accordance with the applicable laws and regulations of Bermuda, Bye-laws of the Company and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as amended from time to time;

(b) the aggregate nominal amount of the shares which may be purchased pursuant to the approval in paragraph (a) above shall not in total exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of this resolution; and

(c) for the purpose of this resolution, "Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the revocation or variation of the authority given under this resolution by ordinary resolution of the shareholders in general meeting; or

(iii) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-laws of the Company, or any applicable laws, to be held."

(C) "**THAT** conditional upon the resolutions Number 4(A) and 4(B) contained in the notice convening this meeting being approved, the aggregate nominal amount of the shares in the capital of the Company which are to be repurchased by the Company pursuant to and in accordance with the resolution Number 4(B) shall be added to the aggregate nominal amount of the share capital of the Company that may be allotted or agreed conditionally or unconditionally to be allotted by the directors of the Company pursuant to and in accordance with resolution Number 4(A)."

By order of the Board
WO KEE HONG (HOLDINGS) LIMITED
Man Kit LI
Company Secretary

Hong Kong, April 15, 2009

Registered office:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

Principal office in Hong Kong:
10th Floor, Block A
Wo Kee Hong Building
585-609 Castle Peak Road
Kwai Chung
New Territories
Hong Kong

Notes:

1. A shareholder entitled to attend and vote at the above meeting may appoint another person as his proxy to attend and to vote in his stead. A shareholder who is the holder of two or more shares may appoint more than one proxy to attend on the same occasion. A proxy need not be a shareholder of the Company.

2. Where there are joint registered holders of any Share, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such Share as if he were solely entitled thereto; but if more than one of such joint holders are present at the meeting personally or by proxy, that one of the said persons so present whose name stands first on the register of members of the Company in respect of such Shares shall alone be entitled to vote in respect thereof.

3. In order to be valid, the form of proxy duly completed and signed in accordance with the instructions printed thereon together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof must be delivered to the principal office of the Company in Hong Kong at 10th Floor, Block A, Wo Kee Hong Building, 585-609 Castle Peak Road, Kwai Chung, New Territories, Hong Kong not less than 48 hours before the time fixed for holding the meeting or any adjourned meeting (as the case may be).

4. Completion and return of the form of proxy will not preclude shareholders from attending and voting in person at the meeting or any adjourned meeting or upon the poll concerned if they so wish. In such event, the instrument appointing the proxy shall be deemed to be revoked.

5. Pursuant to Rule 13.39(4) of the Listing Rules, all resolutions set out in this notice will be decided by poll at the above meeting.

6. The Chinese version of the notice is for reference only. Should there be any discrepancies, the English version will prevail.

註冊辦事處：
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

香港主要辦事處：
香港
新界葵涌
青山道585-609號
和記行大廈A座10樓

附註：

1. 凡有權出席上述大會並於會上投票之股東均有權委任一名代表出席並代其投票。持有兩股或以上股份之成員可委任多於一位代表於同一會上出席。受委代表毋須為本公司股東。

2. 如屬聯名股份持有人，則任何一位該等持有人均可親身或委派代表於大會上以該等股份投票，猶如彼為唯一有權投票者，但如超過一位聯名持有人親身或委派代表出席大會，則只有上述出席並於股東名冊內排名於首之股東才可獲有關投票權。

3. 根據印列之指示填妥及正式簽署之代表委任表格，連同相關附有獲正式授權之代表親筆簽署或已經公證之授權書，須於大會或其任何續會(視情況而定)召開前48小時送達本公司位於香港新界葵涌青山道585-609 號和記行大廈A座10 樓之香港主要辦事處，方為有效。

4. 填妥及交回代表委任表格後，股東仍可親身出席大會或其任何續會並於會上或投票表決時投票。在此情況下，委任代表之文據將被視作撤銷。

5. 根據上市規則第13.39(4)條，載於本通告之所有決議案將於以上大會上以投票方式表決。

6. 本通告之中文版本僅供參考。倘有任何歧異，概以英文版本為準則。

(B) 「**動議**

(a) 在本決議案第(b) 段所限下，一般及無條件授權本公司董事於有關期間(定義見下文)行使本公司一切權力，以根據百慕達所有適用法例及規例，本公司之公司細則及香港聯合交易所有限公司證券上市規則之規定(經不時修訂)購回其於本公司股本中之股份；

(b) 根據上文第(a)段批准可予購回之股份面值總額合共不得超過本決議案通過日期本公司已發行股本之面值總額之10%；及

(c) 就本決議案而言：「有關期間」指由本決議案獲通過起至下列日期(以最早者為準)止之期間：

(i) 本公司下屆股東週年大會結束之時；

(ii) 股東在股東大會上通過普通決議案撤銷或修訂本決議案所作授權之日；或

(iii) 依據本公司之公司細則或任何適用法例之規定本公司須舉行下屆股東週年大會之期限屆滿之日。」

(C) 「**動議**待召開本大會通告所載第4(A)及4(B)項決議案獲通過後，在本公司董事根據第4(A)項決議案可予配發或同意有條件或無條件配發之本公司股本面值總額之上，加入本公司根據第4(B)項決議案購回之本公司股本中之股份面值總額。」

承董事會命
和記行(集團)有限公司
公司秘書
李萬傑

香港，二零零九年四月十五日

(b) 董事根據本決議案第(a)段之批准配發、發行或以其他方式處置或有條件或無條件同意配發、發行或以其他方式處置(不論根據優先認股權或其他方式)之股份面值總額(惟因(i)供股發行(定義見下文),或(ii)根據本公司任何認購權證或可兑換為本公司普通股之任何證券之條款行使認購權或兑換權而發行本公司普通股;或(iii)根據本公司不時生效之公司細則發行本公司普通股以代替股息;或(iv)行使當時採納以向本公司及/或其附屬公司之僱員授予或發行可認購或有權購買本公司股份之優先認股權之任何優先認股權計劃或類似安排授出之任何認股權而配發及發行者則除外),合共不得超過本決議案通過日期本公司已發行股本之面值總額之20%;

(c) 就本決議案而言:「有關期間」指由本決議案獲通過起至下列日期(以最早者為準)止之期間:

(i) 本公司下屆股東週年大會結束之時;

(ii) 股東在股東大會上通過普通決議案撤銷或修訂本決議案所作授權之日;或

(iii) 依據本公司之公司細則或任何適用法例之規定本公司須舉行下屆股東週年大會之期限屆滿之日;及

(d) 就本決議案而言,「供股發行」指由本公司於指定期間向於指定記錄日期名列本公司股東名冊之股份持有人按其當時持股比例建議配售新股(惟董事有權在必須或權宜時就零碎股份權益,或因香港以外任何地區之法律規定之任何限制或責任或香港以外任何地區之認可監管機構或任何證券交易所之規定而取消此方面之權利或作出其他安排)。」

WO KEE HONG (HOLDINGS) LIMITED
和記行(集團)有限公司*

(於百慕達註冊成立之有限公司)

(股份編號：720)

茲通告和記行(集團)有限公司(「本公司」)謹訂於二零零九年五月十八日(星期一)上午十時正假座香港新界荃灣荃華街3號悦來酒店3樓水晶廳舉行股東週年大會或其任何續會，以討論及酌情通過下列決議案(不論有否修訂)：

1. 省覽本公司截至二零零八年十二月三十一日止年度之經審核綜合賬目、董事會報告及核數師報告；

2. (a) 重選下列人士為本公司董事：

   (i) 李文輝博士；

   (ii) 陳文生先生；及

   (iii) 余金霞女士；及

   (b) 授權董事會釐定董事酬金；

3. 授權董事會委任本公司核數師並釐定其酬金。

4. 作為特別事項，考慮及酌情通過以下決議案(不論有否修訂)為普通決議：

   (A) 「**動議**

   (a) 在本決議案第(b)段規限下，一般及無條件授權本公司董事(「董事」)於有關期間(定義見下文)行使本公司一切權力，以配發、發行及處置本公司之額外股份，並作出或授出應會或可能須於有關期間內或結束後行使任何該等權力之售股建議、協議及優先認股權(包括認股權證、債券及公司債券、票據及附有權利可認購或兑換為本公司普通股之任何證券)；

* *僅供識別*

股份價格

股份於最後實際可行日期前十二個月各月內在聯交所錄得之最高及最低價格如下：

	最高價 *港幣元*	最低價 *港幣元*
二零零八年		
四月	0.6920	0.5900
五月	0.6500	0.5800
六月	0.6000	0.5200
七月	0.6000	0.4850
八月	0.5400	0.4200
九月	0.4300	0.1750
十月	0.2800	0.1200
十一月	0.2050	0.1420
十二月	0.6600	0.1650
二零零九年		
一月	0.2850	0.2020
二月	0.2600	0.1680
三月	0.2150	0.1500
四月(直至最後實際可行日期)	0.2150	0.1950

本公司購回證券

本公司已於緊接最後實際可行日期前六個月在聯交所購回10,000,000股股份，詳情如下：

購回日期	購回股份數目	已付最高價／每股價格 *港幣元*	已付最低價／每股價格 *港幣元*
二零零八年			
十二月十六日	4,000,000	0.53	0.52
十二月十七日	6,000,000	0.53	0.49

除所披露者外，在緊接最後實際可行日期前六個月內，本公司並無在聯交所或其他交易所購回任何股份。

根據本公司二零零八年年報所載之經審核賬目所披露之本公司目前財務狀況，董事認為隨時全面行使購回授權或會對本公司之營運資金或負債狀況造成不利影響。倘購回事宜會對本公司之營運資金要求或負債狀況構成重大不利影響，除非董事認為該等購回不時適用於本公司，否則董事不擬在該等情況下行使購回授權。倘全面行使購回授權，按於最後實際可行日期294,027,710股已發行股份計算，並假設由最後實際可行日期截至股東週年大會日期期間概無發行或購回任何股份，將導致於購回授權仍然生效期間本公司可購回最多達29,402,771股股份。

一般事項

就董事所深知及經作出一切合理查詢後，即使購回授權經股東批准，各董事或任何彼等各自之聯繫人士目前無意向本公司出售任何股份。

董事已向聯交所作出承諾，彼等將根據上市規則、百慕達適用法例，及本公司之公司組織章程大綱及公司細則所載之規例，行使購回授權。

倘若一名股東因購回股份而導致其於本公司附有投票權之股本中權益之比例增加，該增加就收購守則而言，則當作一項收購。倘該增加導致控制權有所變動，可在若干情況下導致須根據收購守則第26條提出強制性收購建議。

於最後實際可行日期，Modern Orbit Limited、李文輝博士、余金霞女士、李文彬先生及Fisherman Enterprises Inc.及彼等各自之聯繫人士(統稱「控權股東」)擁有127,892,810股股份權益，佔本公司已發行股本約43.50%權益。按有關股權計算，倘董事根據購回授權行使一切權力購回本公司股份，則控權股東之股權將升至本公司當時已發行股本約48.33%，從而引致本公司須根據收購守則第26條提出強制性收購建議。然而，董事目前不擬在會導致任何強制性收購的情況下行使一般授權。

此外，董事並不認為有關增加將導致公眾人士持有之已發行股本減至少於25%(或聯交所規定之有關指定最低百分比)。

本公司並無接獲關連人士(定義見上市規則)，包括本公司或其附屬公司董事、主要行政人員或主要股東或彼等各自之聯繫人士知會本公司，其目前有意將股份出售予本公司，(或倘購回授權經股東批准)彼等並無承諾不會向本公司出售股份。

本附錄乃為根據上市規則之規定須向　閣下提供有關將於股東週年大會上提呈之購回授權所需資料之說明函件。

上市規則

上市規則載有以聯交所為第一上市地之公司於聯交所購回本身證券之監管規定，上市規則有關購回證券之若干規定概述如下：

股東批准

上市規則規定，以聯交所為第一上市地之公司所有購回證券之建議必須事先以一般授權之方式或就個別交易經普通決議案予以批准。

資金來源

購回股份之資金必須是根據本公司組織章程大綱與公司細則及公司法之規定可合法撥作有關用途之資金。公司不可於聯交所以現金以外之代價或根據聯交所之交易規則以外之結算方式購回本身之證券。公司在購回其股份時，資金僅可由將予購回股份之已繳股本或本公司可動用作派付股息或分派之資金或為購回股份而發行新股所得之收益支付。購回股份時，須支付之任何超逾股份面值之溢價款項，必須由本公司可動用作派付股息或分派之資金或本公司股份溢價賬支付。

購回之原因

儘管各董事現無意購回任何證券，惟彼等相信，購回授權所提供之靈活性將符合本公司及其股東之利益。購回只有在董事相信購回事宜符合本公司及股東之利益下方會進行。視乎當時之市況及資金安排，該等購回可能會提升本公司之資產淨值及其資產及／或每股盈利。

購回股份之資金

購回股份時，本公司只可動用根據其組織章程大綱及公司細則及百慕達適用法例准許合法作此用途之資金。

余金霞女士，76歲，自一九六二年至一九八九年十二月一直參與本集團之決策事宜，此後改任非執行董事，負責監察本公司管理層表現。彼於貿易及分銷消費者產品擁有逾34年經驗。除擔任本公司及本公司多間附屬公司之董事外，余女士於過去三年概無於任何其他在上市公司擔任董事職務，亦無於本集團其他成員公司擔任任何其他職務。

余女士乃本公司前董事兼榮譽主席李永森先生之配偶，並為本公司執行董事李文輝博士及李文彬先生之母親。除上文所披露者外，余女士與本公司任何董事、高級管理人員或主要或控股股東概無任何關係。

截至最後實際可行日期，余女士連同Modern Orbit Limited及彼等各自之聯繫人士擁有122,811,943股股份權益，佔本公司已發行股份約41.77%權益。除上述股份權益及根據上市規則第17章設立之本公司優先認股權計劃向彼授出之優先認股權外，余女士概無擁有任何證券及期貨條例第XV部所界定之本公司之其他權益。

余女士與本公司並未訂立服務合約。余女士於本公司之任期定為兩年，自二零零七年四月二十五日起生效，彼須依據公司細則輪席告退，並可再選連任。余女士之非執行董事袍金每年為港幣34,000元，乃參照本公司之薪酬政策及本公司薪酬委員會採納之指引及當時市場狀況釐定。

就有關余女士重選董事事宜，並無其他依據上市規則第13.51(2)條任何規定須予以披露之資料。

董事會概不知悉任何有關建議重選退任董事須知會本公司股東之其他事宜。

法程序乃基於一項金額為2,024,942.53新加坡元之未付判定債項，於二零零二年一月四日開始並於二零零五年九月八日結束；及iii) Forward Electronics (Malaysia) Sdn Bhd，於馬來西亞註冊成立，其於二零零一年十二月三十一日停止業務活動前之業務性質乃從事音響產品銷售及分銷。清盤之司法程序乃基於一項金額為670,060.77馬幣之未付判定債項，於二零零八年二月十三日開始；清盤呈請聆訊將於二零零九年四月二十九日在吉隆坡馬來西亞高等法院舉行。

除上文披露者外，就有關李博士重選董事事宜，並無其他依據上市規則第13.51(2)條任何規定須予以披露之資料

陳文生先生，53歲，彼自一九九九年四月起擔任獨立非執行董事，並為本公司審核委員會成員及薪酬委員會主席。陳先生持有劍橋大學文學碩士學位。陳先生為利興發展有限公司之主席兼董事總經理，麗星郵輪有限公司之非執行董事，此兩間公司均於香港聯交所主板上市。彼亦擔任馬來西亞吉隆坡證券交易所上市公司 IGB Corporation Berhad之執行董事。除所披露者外，陳先生於過去三年概無於任何其他在上市之公司擔任董事職務。

陳先生與本公司任何董事、高級管理人員或主要或控股股東概無任何關係。除擔任獨立非執行董事外，陳先生並無於本集團其他成員公司內擔任任何職務。截至最後實際可行日期，陳先生擁有325,662股股份權益，佔本公司已發行股份約0.11%權益。除上述股份權益及根據上市規則第17章設立之本公司優先認股權計劃向彼授出之優先認股權外，陳先生概無擁有任何證券及期貨條例第XV部所界定之本公司之其他權益。

陳先生與本公司並未訂立服務合約。陳先生於本公司之任期定為兩年，自二零零七年四月二十五日起生效，彼須依據公司細則輪席告退，並可再選連任。陳先生之獨立非執行董事袍金每年為港幣90,000元，乃參照本公司之薪酬政策及本公司薪酬委員會採納之指引及當時市場狀況釐定。

陳先生已符合上市規則第3.13條所載之獨立性指引規定。

就有關陳先生重選董事事宜，並無其他依據上市規則第13.51(2)條任何規定須予以披露之資料。

建議於股東週年大會上重選之董事之詳細資料及簡歷如下：

李文輝博士，52歲，於一九九一年六月五日獲委任為執行董事。李博士現任本公司執行主席兼行政總裁。李博士獲明尼蘇達州大學(University of Minnesota)頒發工商管理學士及碩士銜。彼為本公司前董事兼榮譽主席李永森先生及非執行董事余金霞女士之子，並為執行董事李文彬先生之兄長。除上文所披露者外，李博士與本公司任何董事、高級管理人員或主要或控股股東概無任何關係。

李博士於本公司多間附屬公司及主要聯營公司擔任董事。李博士負責制訂本集團之整體策略計劃及業務發展。李博士擁有29年經銷消費品之經驗。彼曾連續兩屆獲選並擔任港九無線電聯會之會長，該會為香港影音事業之聯會。彼已任職本集團25年。彼為China Premium Lifestyle Enterprise, Inc.（本公司一間聯營公司，其股份在美國場外電子櫃枱交易系統上市）之主席及行政總裁。除上文披露者外，李博士於過去三年概無於任何其他在上市之公司擔任董事職務，亦無於本集團其他成員公司擔任任何其他職務。

根據李博士與本公司訂立之服務合約，李博士於本公司並無固定任期。李博士作為本公司主席無須遵循公司細則輪席告退及重選。但按照上市規則附錄十四之企業管治常規守則第A.4.2條規定，李博士每三年必須輪席告退。根據服務合約，李博士並無固定董事袍金；然而，李博士之每月薪酬組合為港幣189,467元，且享有與本公司綜合純利掛鈎之酌情發放分紅及花紅。

截至最後實際可行日期，李博士連同Modern Orbit Limited及彼等各自之聯繫人士擁有119,340,009股股份權益，佔本公司已發行股份約40.59%權益。除上述股份權益及根據上市規則第17章設立之本公司優先認股權計劃向彼授出之優先認股權外，李博士概無擁有任何證券及期貨條例第XV部所界定之本公司之其他權益。

就李博士所知所悉，下列公司於李博士擔任其董事期間，根據債權人清盤程序而解散：i) Forward International Singapore (Private) Limited，於新加坡註冊成立，業務性質乃從事多媒體產品之銷售及分銷；清盤之司法程序乃基於一項金額為4,074,944.10新加坡元之未付判定債項，於二零零二年一月四日開始並於二零零五年九月八日結束；ii) Wo Kee Hong (Singapore) Pte Limited，於新加坡註冊成立，業務性質乃從事汽車及家用音響產品銷售及分銷；清盤之司

根據公司細則第76(A)條，如果以投票方式表決，各親自出席大會或由其正式授權代表或委派代表出席大會之每名股東則可就每股彼持有之繳足股份投一票(惟在催繳股款通知前才繳足或入賬列為繳足或分期付款之股款就本條不得被視作股份之繳足股款)。如果以投票方式表決，有一票投票權以上之股東無需行使其所有投票權或以同樣方式盡投其票。

股東或其正式授權代表或其委派代表在登記出席股東週年大會時會獲派投票紙。股東倘若行使其全部投票權，可在相關決議案的「贊成」或「反對」欄內填上「✓」符號以表示其是否贊成該決議案。股東倘若在某一決議案不行使其全部投票權或同時投票贊成及反對，股東須在適當的「贊成」或「反對」欄內表示對該決議案所行使的投票權數目，惟行使的總票數不能超過其可投之票數，否則該投票紙將作廢，而該股東所投之票亦不予計算。股東必須在投票紙上簽署。

投票結束後，本公司於香港之股份過戶登記處卓佳標準有限公司(獲委任作投票表決之監票人士)會進行點票。

推薦意見

董事會認為，建議重選退任董事及授予發行授權及購回授權均符合本公司及股東整體之利益。因此，謹此建議股東投票贊成在股東週年大會上提呈之所有相關決議案。

此致

列位股東 台照

代表董事會
和記行(集團)有限公司
執行主席兼行政總裁
李文輝博士
謹啟

二零零九年四月十五日

發行授權

本公司建議提呈一項普通決議案，按股東週年大會通告所載之條款授予董事發行授權，使董事可行使權力以配發、發行及以其他方式處置不超過有關決議案獲通過當日本公司已發行股本20%之新股份，並加入本公司根據購回授權購回之任何股份之面值總額。

購回授權

本公司將提呈一項普通決議案，按股東週年大會通告所載之條款授予董事購回授權，使董事可行使權力以購回有關決議案獲通過當日本公司已發行股本10%之股份。

有關購回授權資料之說明函件載於本通函附錄二。

股東週年大會

本公司謹訂於二零零九年五月十八日(星期一)上午十時正假座香港新界荃灣荃華街3號悦來酒店3樓水晶廳舉行股東週年大會或其任何續會，大會通告載於本通函第13至16頁。隨附股東週年大會適用之代表委任表格。

倘　閣下未能親身出席股東週年大會，務請按照代表委任表格列印之指示將表格填妥並盡快交回本公司之香港主要辦事處，地址為香港新界葵涌青山道585-609號和記行大廈A座10樓，惟無論如何須於股東週年大會或其任何續會(視情況而定)指定舉行時間48小時前交回。填妥及交回代表委任表格後，　閣下仍可親身出席股東週年大會或其任何續會(視情況而定)，並於會上投票。在此情況下，委任代表之文據將被視作撤銷。

以投票方式表決之程序

根據《上市規則》第13.39(4)條規定，載於股東週年大會通告的所有決議案將以投票方式表決。

因此，大會主席將於股東週年大會上根據公司細則第70條要求以投票方式表決股東週年大會通告所載之所有決議案。

建議董事重選連任

根據公司細則第99(A)條，在每屆股東週年大會上，除主席或董事總經理外，三分之一之現任董事(或倘董事人數並非三或三之倍數，則應取最接近但不多於三分之一之數)須輪席告退。在每屆股東週年大會上，退任董事將為自上次選舉以來任期最長之董事，惟如超過一位董事乃在同一日退任，則退任董事將以抽簽決定(除非彼等另行達成協議)。該等退任董事可膺選連任。

除執行主席李文輝博士外，七名董事之三分之一須根據公司細則第99(A)條任滿告退。獨立非執行董事陳文生先生及非執行董事余金霞女士為自上次選舉以來任期最長之董事，須於股東週年大會上任滿告退，惟符合資格並願意在股東週年大會上被重選連任。依據和記行(集團)有限公司一九九一年公司法，擔任主席或董事總經理職務之董事無須按公司細則之規定輪席告退。為符合上市規則附錄14所載之企業管治常規守則第A.4.2條規定，即每名董事(包括有指定任期之董事)應輪席告退，至少每三年一次，現任公司主席李文輝博士在股東週年大會自願告退並膺選連任。

李文輝博士、陳文生先生及余金霞女士已各自表明其在股東週年大會上連任董事之意願。

公司細則第103條規定，除退任之董事外，任何未經董事會推薦之人士均不具資格於任何股東大會獲選為董事，除非有合資格出席股東週年大會並可於會上投票之股東(提名人士除外)於預定會議日期最少七(7)天前向本公司辦事處遞交由其簽署之書面通知，表明有意提名該人士參選董事，而該被提名人士亦已發出書面通知表明願意參選。

故此，如股東有意提名任何人士在股東週年大會參選董事，則須發出通知表明有意提名該人士參選董事，而獲提名人士亦須發出簽署通知確認參選意願。該等通知必須於二零零九年五月十日(星期日)或之前送達本公司於香港之主要辦事處(地址為香港新界葵涌青山道585-609號和記行大廈A座10樓)，方為有效。

願意在股東週年大會上被重選連任之董事之詳細資料及簡歷載於本通函附錄一。如本公司於本通函付印後接獲股東提名任何人士在股東週年大會參選董事之有效通知，則將發出一份補充通函，以知會股東新增提名候選人之資料。

WO KEE HONG (HOLDINGS) LIMITED
和記行(集團)有限公司*

(於百慕達註冊成立之有限公司)

(股份編號：720)

執行董事：
李文輝博士
(執行主席兼行政總裁)
李文彬先生
汪滌東先生
許捷成先生

非執行董事：
余金霞女士

獨立非執行董事：
陳文生先生
李卓民先生
張應坤先生

註冊辦事處：
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

香港主要辦事處：
香港
新界葵涌
青山道585-609號
和記行大廈
A座10樓

敬啟者：

建議董事重選連任
發行新股之一般授權
及
購回證券之一般授權

緒言

本通函旨在向　閣下提供將於股東週年大會上處理之事項之資料，即(i)重選李文輝博士、陳文生先生及余金霞女士為董事，及(ii)建議授予發行授權及購回授權。

* *僅供識別*

「證券及期貨條例」	指	證券及期貨條例(香港法例第571 章)；
「股份」	指	本公司股本中每股面值港幣0.10元之普通股；
「股東」	指	股份之持有人；
「聯交所」	指	香港聯合交易所有限公司；
「收購守則」	指	香港公司收購及合併股份守則；及
「港幣」	指	香港法定貨幣港元。

除文義另有所指外，於本通函內，下列詞語具有以下涵義：

「股東週年大會」	指	本公司將於二零零九年五月十八日(星期一)上午十時正假座香港新界荃灣荃華街3號悅來酒店3樓水晶廳舉行之股東週年大會或其任何續會；
「聯繫人士」	指	與上市規則所界定者具相同涵義；
「董事會」	指	董事會；
「公司細則」	指	本公司之公司細則；
「本公司」	指	和記行(集團)有限公司，一間於百慕達註冊成立之受豁免有限公司，其股份於聯交所主板上市；
「董事」	指	本公司董事；
「本集團」	指	本公司及其附屬公司；
「香港」	指	中華人民共和國香港特別行政區；
「發行授權」	指	於股東週年大會授予董事之一般及無條件授權，以行使一切權力配發、發行及以其他方式處置本公司之新股份，惟數目不得超過批准該項授權之決議案通過日期本公司已發行股本之20%；
「最後實際可行日期」	指	二零零九年四月六日，即本通函付印前為確定其所載之若干資料之最後實際可行日期；
「上市規則」	指	聯交所證券上市規則；
「購回授權」	指	於股東週年大會授予董事之一般及無條件授權，以在聯交所購回本公司證券，惟數目不得超過批准該項授權之決議案通過日期本公司已發行股本之10%；

責任聲明

本通函乃遵照上市規則之規定提供有關本公司之資料。董事共同及個別對本文件所載資料之準確性承擔全部責任，並在作出一切合理查詢後，就彼等所知及所信，確認並無遺漏其他事實，致使本通函當中所載任何內容帶有誤導成份。

目　錄

頁次

此乃要件　請即處理

閣下對本通函任何方面或應採取之行動**如有任何疑問**，應諮詢閣下之持牌證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下**和記行(集團)有限公司**股份全部**售出或轉讓**，應立即將本通函及隨附之代表委任表格交予買主或承讓人，或經手買賣或轉讓之持牌證券交易商、銀行或其他代理商，以便轉交買主或承讓人。

WO KEE HONG (HOLDINGS) LIMITED
和記行(集團)有限公司*

(於百慕達註冊成立之有限公司)

(股份編號：720)

建議董事重選連任、發行新股之一般授權及購回證券之一般授權

和記行(集團)有限公司(「本公司」)謹訂於二零零九年五月十八日(星期一)上午十時正假座香港新界荃灣荃華街3號悅來酒店3樓水晶廳舉行股東週年大會或其任何續會，大會通告載於本通函第13至16頁。

倘 閣下未能出席股東週年大會，務請按照代表委任表格列印之指示將表格填妥，並盡快交回本公司之香港主要辦事處，地址為香港新界葵涌青山道585-609號和記行大廈A座10樓，惟無論如何須於股東週年大會或其任何續會(視情況而定)指定舉行時間48小時前交回。填妥及交回代表委任表格後，閣下仍可親身出席股東週年大會或其任何續會(視情況而定)，並於進行有關表決時於會上投票。在此情況下，委任代表之文據將被視作撤銷。

二零零九年四月十五日

* *僅供識別*

WO KEE HONG (HOLDINGS) LIMITED
和記行(集團)有限公司 *

(Incorporated in Bermuda with limited liability)
(Stock Code: 720)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual general meeting of WO KEE HONG (HOLDINGS) LIMITED ("Company") will be held at Crystal Room, 3rd Floor, Panda Hotel, 3 Tsuen Wah Street, Tsuen Wan, New Territories, Hong Kong on Monday, May 18, 2009 at 10:00 a.m. or any adjournment thereof, for the purposes of considering and, if thought fit, passing, with or without modification, the following resolutions:

1. To receive and consider the audited consolidated accounts and the reports of directors and auditors of the Company for the year ended December 31, 2008;

2. (a) To re-elect the following persons as directors of the Company:

    (i) Dr. Richard Man Fai LEE;

    (ii) Mr. Boon Seng TAN; and

    (iii) Ms. Kam Har YUE; and

    (b) To authorise the Board of Directors to fix the remuneration of the Directors;

3. To authorise the Board of Directors to appoint auditors of the Company and to fix their remuneration.

4. As special business, to consider and, if thought fit, passing, with or without modification, the following resolutions as ordinary resolutions:–

(A) "**THAT**

(a) subject to paragraph (b) of this resolution, the directors of the Company (the "Directors") be and are hereby generally and unconditionally authorised to exercise during the Relevant Period (as that term is defined below) all the powers of the Company to allot, issue and deal with additional shares of the Company and to make or grant offers, agreements, and options (including warrants, bonds and debentures, notes and any securities which carry rights to subscribe for or are convertible into ordinary shares of the Company) which would or might require the exercise of any of such powers during or after the end of the Relevant Period;

(b) the aggregate nominal amount of the shares allotted, issued or otherwise dealt with or agreed conditionally or unconditionally to be allotted, issued or otherwise dealt with (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph (a) of this resolution, other than pursuant to (i) a Rights Issue (as that term is defined below); or (ii) an issue of ordinary shares of the Company upon the exercise of rights of subscription or conversion under the terms of any warrants of the company or any securities which are convertible into ordinary shares of the Company; or (iii) an issue of ordinary shares of the Company by way of script dividend pursuant to the Bye-laws of the Company from time to time; or (iv) the exercise of any option granted under any option scheme or similar arrangement for the time being adopted for the grant or issue to employees of the Company and/or its subsidiaries, of options to subscribe for, or rights to acquire, shares of the Company, shall not in total exceed 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of this resolution;

(c) for the purpose of this resolution, "Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the revocation or variation of the authority given under this resolution by ordinary resolution of the shareholders in general meeting; or

(iii) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-laws of the Company, or any applicable laws, to be held; and

(d) for the purpose of this resolution, "Rights Issue" means an offer of shares for subscription open for a fixed period by the Company to holders of shares on the register of members of the Company on a fixed record date in proportion to their then holdings of shares (subject to such exclusion or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

(B) "**THAT**

(a) subject to paragraph (b) of this resolution, the directors of the Company be and are hereby generally and unconditionally authorised to exercise during the Relevant Period (as that term is defined below) all the powers of the Company to purchase its shares in the capital of the Company, subject to and in accordance with the applicable laws and regulations of Bermuda, Bye-laws of the Company and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as amended from time to time;

(b) the aggregate nominal amount of the shares which may be purchased pursuant to the approval in paragraph (a) above shall not in total exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of this resolution; and

(c) for the purpose of this resolution, "Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the revocation or variation of the authority given under this resolution by ordinary resolution of the shareholders in general meeting; or

(iii) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-laws of the Company, or any applicable laws, to be held."

(C) "**THAT** conditional upon the resolutions Number 4(A) and 4(B) contained in the notice convening this meeting being approved, the aggregate nominal amount of the shares in the capital of the Company which are to be repurchased by the Company pursuant to and in accordance with the resolution Number 4(B) shall be added to the aggregate nominal amount of the share capital of the Company that may be allotted or agreed conditionally or unconditionally to be allotted by the directors of the Company pursuant to and in accordance with resolution Number 4(A)."

By order of the Board
WO KEE HONG (HOLDINGS) LIMITED
Man Kit LI
Company Secretary

Hong Kong, April 15, 2009

Registered office:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

Principal office in Hong Kong:
10th Floor, Block A
Wo Kee Hong Building
585-609 Castle Peak Road
Kwai Chung
New Territories
Hong Kong

Notes:

1. A shareholder entitled to attend and vote at the above meeting may appoint another person as his proxy to attend and to vote in his stead. A shareholder who is the holder of two or more shares may appoint more than one proxy to attend on the same occasion. A proxy need not be a shareholder of the Company.

2. Where there are joint registered holders of any Share, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such Share as if he were solely entitled thereto; but if more than one of such joint holders are present at the meeting personally or by proxy, that one of the said persons so present whose name stands first on the register of members of the Company in respect of such Shares shall alone be entitled to vote in respect thereof.

3. In order to be valid, the form of proxy duly completed and signed in accordance with the instructions printed thereon together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof must be delivered to the principal office of the Company in Hong Kong at 10th Floor, Block A, Wo Kee Hong Building, 585-609 Castle Peak Road, Kwai Chung, New Territories, Hong Kong not less than 48 hours before the time fixed for holding the meeting or any adjourned meeting (as the case may be).

4. Completion and return of the form of proxy will not preclude shareholders from attending and voting in person at the meeting or any adjourned meeting or upon the poll concerned if they so wish. In such event, the instrument appointing the proxy shall be deemed to be revoked.

5. Pursuant to Rule 13.39(4) of the Listing Rules, all resolutions set out in this notice will be decided by poll at the above meeting.

6. The Chinese version of the notice is for reference only. Should there be any discrepancies, the English version will prevail.

As at the date of this announcement, the Board comprises of Dr. Richard Man Fai LEE, Mr. Jeff Man Bun LEE, Mr. Tik Tung WONG and Mr. Waison Chit Sing HUI, all of whom are Executive Directors, Ms. Kam Har YUE, who is a Non-executive Director, Mr. Boon Seng TAN, Mr. Raymond Cho Min LEE and Mr. Ying Kwan CHEUNG, all of whom are Independent Non-executive Directors.

* *for identification purpose only*

FORM 3 A

COPY

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class** 294,027,710
3. Class of shares	Ordinary	

5. Name of Director (English) as printed on HKID/Passport LEE (Surname)	Man Fai (Other names)	**8. Name of Director (Chinese)** 李文輝
6. HKID/Passport No. D197329(1)	**Country of issue of Passport**	**9. Chinese Character Code** 262124296540
7. Address of Director 17th Floor, Flat A1, Block A, Villa Monte Rosa, 41A Stubbs Road, Hong Kong		**10. Daytime tel. No.** 25144880 **11. e-mail address**

12. Date of relevant event

31	12	2008
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

13	01	2009
(day)	(month)	(year)

RECEIVED 2009 APR 23 P 1:53

RL-26-13-01.09

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position#	136	204		120,000					
Short position									

interest in share options

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	119,724,009	40.71
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position*#	119,604,009	40.67
Short position		

* interest in shares: 119,340,009 (40.58%)

interest in share options: 264,000 (0.09%)

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
201#	264,000	
201*	2,779,725	
210*	116,560,284	

* interest in shares

interest in share options

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)		(please see the continuation sheet)					

Short position(s)							

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
Modern Orbit Limited (The WS Lee Unit Trust)	P.O. Box 3340, Road Town, Tortola, British Virgin Islands	502	116,560,284	

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

13	01	2009
(day)	(month)	(year)

25. Number of continuation sheets 1

26. Number of attachments

Form 3A.

RL-26-13-01.09

Continuation Sheet

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration paid for derivatives granted by listed corporation			Number of shares@
		Begins	Ends	Price for grant	Exercise price@	Price on assignment	
Long position(s)	409	11/06/2007	10/06/2013		HK$0.8333		264,000
Short position(s)							

Notes:-

^^ Share options granted to my spouse are included

COPY

Wo Kee Hong (Holdings) Limited
(Incorporated in Bermuda with limited liability)
(the "Company")

Minutes of Meeting of Executive Directors' Committee of the Company held at 10/F., Block B, Wo Kee Hong Building, 585-609 Castle Peak Road, Kwai Chung, New Territories, Hong Kong on 30 December 2008

Present: Mr. Richard Man Fai LEE

Mr. Jeff Man Bun LEE

Mr. Tik Tung WONG

Mr. Waison Chit Sing HUI

1. **Chairman**

Mr. Richard Man Fai LEE took the chair of the Meeting.

2. **Quorum**

The necessary quorum for the Meeting was present.

3. **Expiry of Share Options**

It was noted that pursuant to the Clause 7(b) of the 2002 Share Option Schemes adopted by the Company on 30 May 2002 (the "2002 Scheme"), the Options should lapse automatically on the expiry of the period of three months following the date the Grantee ceased to be the employee of the Company or its relevant Subsidiaries.

It was reported that the employee listed on the Appendix had ceased to be the employee of the Company or its relevant Subsidiaries as at 30 September 2008.

It was resolved that the Options granted to the employee listed on the Appendix be lapsed pursuant to Clause 7(b) of the 2002 Scheme.

4. **Termination**

There being no further business, the Chairman declared the Meeting closed.

Chairman

Appendix

Share Options Lapsed under the 2002 Share Option Scheme due to Termination of Employment of Grantee on or before 30 September 2008

Name of Employee	Date of Termination of Employment	No. of Option(s) Lapsed
CHANG Hor Hing	8/7/2008	360,000
Lee Chiu Sing, Eddy	4/7/2008	60,000
Total no. of share options lapsed		420,000